1169739

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

01051184

REGISTRANT'S NAME Telefónica Data Perú S.A.A.

*CURRENT ADDRESS Av. Jorge Basadre 592
Torre Azul piso 7
San Isidro, Lima
Perú

**FORMER NAME

PROCESSED
APR 16 2002
P THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 5733 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☐
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☒
DEF 14A	*(PROXY)*	☐			

OICF/BY: [signature]

DATE : ~~12/11/02~~ 2/26/02

DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212-450-4000
FAX 212-450-3800

WRITER S DIRECT

(212)-450-6604

15, AVENUE MATIGNON
008 PARIS

SETURM
NKFURT AM MAIN

AKASAKA 2-CHOME
MINATO-KU, TOKYO 107-0052

3A CHATER ROAD
HONG KONG

File No. 82-5133

November 28, 2001

Securities and Exchange Commission,
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Telefónica Data Perú S.A.A.—**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of Telefónica Data Perú S.A.A. (the "**Company**") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "**Commission**") the following information: English summaries preceding original Spanish versions of the following documents:

1. A letter to the CONASEV dated November 23 relating Essential Facts.

Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait. Should you have any questions, please do not hesitate to contact me at (212) 450-6604.

Very truly yours,

Patricia Arce

(Enclosure)

cc: Manuel Garciadiaz (w/ enclosure)
Katia Brener (w/o enclosure)
Mariana Brigneti Suito (w/o enclosure)
Victor C. Schwartzmann (w/ enclosure)

English Summary for Telefónica Data Perú S.A.A.

Letter to the CONASEV dated November 23, 2001 relating the following:

-Mr. Alfonso Bustamante y Bustamante was appointed President of the Board of Directors. Mr. Víctor Carlos Schwartzmann Larco was appointed Secretary.

-The General Shareholders meeting will be held on December 26, 2001 and January 3 and 7, 2002.

Telefónica

CONASEV
AREA TRAMITE DOCUMENTARIO

TELEFÓNICA DATA PERÚ S.A.A.

'01 NOV 23 16:47

RECEPCION DE DOCUMENTOS
NO INDICA CONFORMIDAD

GGR-135-A-381-2001
Lima, 23 de noviembre de 2001

Señores
COMISIÓN NACIONAL SUPERVISORA DE EMPRESAS Y VALORES – CONASEV-
Presente.-

Ref.-Hecho de Importancia

De nuestra consideración:

En cumplimiento de lo establecido en el artículo 28° de la Ley del Mercado de Valores y en el Reglamento de Hechos de Importancia, hacemos de su conocimiento que con fecha 22 de noviembre pasado el Directorio de **Telefónica Data Perú S.A.A.** adoptó los siguientes acuerdos que constituyen Hechos de Importancia:

1) Designó como Presidente del Directorio al señor Alfonso Bustamante y Bustamante; y como Secretario, al señor Víctor Carlos Schwartzmann Larco.

2) Acordó convocar a Junta General de Accionistas para los días 26 de diciembre de 2001 y 3 y 7 de enero de 2002 en primera, segunda y tercera citación, respectivamente, las que, en su caso, se realizarán en la Av. Arequipa 1155, Santa Beatriz, Lima, a las 9:00 horas. A tales efectos, el Directorio estableció como fechas de corte y registro para la asistencia a la referida Junta los días 11 y 14 de diciembre, respectivamente.

La agenda a tratar será pronunciarse sobre el capital social resultante de la operación de reorganización múltiple, como consecuencia del ejercicio del derecho de separación y de ajustes producidos por la aplicación de la relación de canje y el tratamiento a fracciones, así como la modificación correspondiente al estatuto social.

Sin otro particular, quedamos de ustedes.

Atentamente,

VÍCTOR C. SCHWARTZMANN LARCO
Representante

DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212-450-4000
FAX 212-450-3800

WRITER'S DIRECT

(212)-450-6604

15, AVENUE MATIGNON
75008 PARIS

MESSETURM
60308 FRANKFURT AM MAIN

17-22, AKASAKA 2-CHOME
MINATO-KU, TOKYO 107-0052

3A CHATER ROAD
HONG KONG

File No. 82-5133

November 14, 2001

Securities and Exchange Commission,
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Telefónica Data Perú S.A.A.—**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of Telefónica Data Perú S.A.A. (the "**Company**") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "**Commission**") the following information: English summaries preceding original Spanish versions of the following documents:

1. On October 29, 2001, the Board of Directors of Telefónica Data Perú, S.A.A. approved the consolidated and unconsolidated Financial Statements of the Company corresponding to the third quarter, 2001.

2. Financial Statements dated September 30, 2001 for Telefónica Data Perú, S.A.A. and subsidiaries.

3. Significant events dated November 5, 2001.

4. Telefónica Data Peru S.A.A. informs that the Shareholders of its subsidiary Telefónica Servicios Internet del Perú S.A.C. approved the merger with Telefónica Data Peru.

Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait. Should you have any questions, please do not hesitate to contact me at (212) 450-6604.

Very truly yours,

Patricia Arce

(Enclosure)

cc: Manuel Garciadiaz (w/ enclosure)
Katia Brener (w/o enclosure)
Mariana Brigneti Suito (w/o enclosure)
Victor C. Schwartzmann (w/ enclosure)

English Summary #1

On October 29, 2001, the Board of Directors of Telefónica Data Perú, S.A.A. approved the consolidated and unconsolidated Financial Statements of the Company corresponding to the third quarter, 2001.

Telefónica

01 NOV 20 AM 8:38

CARGO

'01 OCT 30 17:47

RECEPCION DE DOCUMENTOS
NO INDICA CONFORMIDAD

GGR-135-A-348-2001
Lima, 30 de octubre de 2001

Señores
COMISIÓN NACIONAL SUPERVISORA DE EMPRESAS Y VALORES (CONASEV)
Presente.-

Ref.-Hecho de Importancia

De nuestra consideración:

Por medio de la presente comunicación, nos dirigimos a ustedes en cumplimiento del artículo 28° de la Ley del Mercado de Valores y de la Resolución CONASEV N° 307-95-EF/94.10, para informarles que, en sesión realizada con fecha 29 de octubre de 2001, el Directorio de **Telefónica Data Perú S.A.A.** aprobó los estados financieros individuales y consolidados de la Sociedad correspondientes al tercer trimestre de 2001 –adjuntos a la presente- y dispuso su presentación ante la Comisión Nacional Supervisora de Empresas y Valores, la Bolsa de Valores de Lima y demás instituciones del mercado de valores que correspondan, lo que constituye **Hecho de Importancia.**

Sin otro particular, queda de ustedes.

Atentamente,

VICTOR C. SCHWARTZMANN LARCO
Representante

English Summary #2

Financial Statements dated September 30, 2001 for Telefónica Data Perú, S.A.A. and subsidiaries, including:

-Balance Sheet, Income Statement, Statements of Cash Flow, Statement of changes in Shareholders Equity, Company's general information and any additional information.

Telefónica

Telefónica Data Perú S.A.A.

Lima, 29 de octubre de 2001

Señores:
Comisión Nacional Supervisora
de Empresas y Valores
CONASEV
Presente.-

De nuestra consideración:

En cumplimiento a lo dispuesto por la Resolución CONASEV N° 103-99-EF/94.10 estamos acompañando a la presente la siguiente información no auditada al 30 de setiembre 2001 de **Telefónic[redacted]Perú S.A.A. y subsidiarias.**

- Balance General, Estado de Resultados, Estado de Flujo de Efectivo, Estado de Cambios en el Patrimonio Neto, datos generales de la empresa e información adicional.
- Diskette conteniendo las Notas a los Estados Financieros y archivos en texto correspondientes a los Estados Financieros.

Sin otro particular, quedamos de ustedes.

Atentamente,

JULIO VOYSEST FLORES
C.P.C. 10260

JUAN LUIS KRUGER S.
Gerente Central Planificación,
Administración y Finanzas
Telefónica Data Perú S.A.A.

CONASEV

Comisión Nacional Supervisora de Empresas y Valores

Sub Gerencia de Registro Público del Mercado de Valores

Por la Transparencia Del Mercado de Valores

Verificación de información

Número de Verificación : 2001014270 **Fecha de Verificación :** 30/10/2001 17:39:55

Información : Estados Financieros intermedios consolidados

RPJ : SP0005

Razón Social : TELEFONICA DATA PERU S.A.A.

	Presento	Comparada
Balance General	SI	SI
Estado de Ganancias y Perdidas	SI	SI
Estado de Flujos de Efectivo	SI	SI
Estado de Cambios en el Patrimonio Neto	SI	SI
Diskette	SI	
Notas a los Estados Financieros	SI	
REGULARIZAR	-	
Firmada del Contador de la Empresa:	SI	
Firma del Representante Legal de le Empresa :	SI	
OBSERVACIONES	-	

NERY SALAS

Registro Público

de Mercado de Valores

DATOS GENERALES DE LA EMPRESA

	Llenar los datos:	Consideraciones	Observaciones
RPJ :	SP0005	Ingresar a 6 digitos	
Ejercicio:	2001	Ingresar 4 digitos como maximo	
Tipo de Informacion:	TC	Si es Trimestral Individual ingresar TI, si es Trimestral Consolidada ingresar TC	
Periodo:	3	Ingresar : 1 si es 1er trimestre, 2 si es 2do trimestre, 3 si es 3er trimestre, 4 si es 4to trimestre	
Denominacion de la empresa:	TELEFONICA DATA PERU S.A.A. Y SUBSIDIARIAS	Ingresar con letras MAYUSCULAS	
CIIU :	6420	Ingresar 4 digitos como maximo	
E-mail 1 :	jgvoysest@tp.com.pe	Ejemplo: postmast@conasevnet.gob.pe	
E-mail 2 :	pencinas@tp.com.pe	Ejemplo: suarez@conasevnet.gob.pe	
Pagina Web :		Ejemplo: www.conasevnet.gob.pe	
Factor de Reexpresion del Balance General :	1002	Ingresar el dato a 3 decimales sin considerar el punto decimal. Ejemplo: si se quiere ingresar 1.230 se digitará: 1230	
Factor de Reexpresion del Estado de Ganancias y Perdidas:	1002	Ingresar el dato a 3 decimales sin considerar el punto decimal. Ejemplo: si se quiere ingresar 1.230 se digitará: 1230	

JULIO VOYSEST FLORES
C.P.C. 10260

JUAN LUIS KRUGER S.
Gerente Central Planificación, Administración y Finanzas
Telefónica Data Perú S.A.A.

TELEFONICA DATA PERU S.A.A. Y SUBSIDIARIAS
Balance General
Al 30 de Setiembre del año 2001 y 31 de Diciembre del año 2000
(En miles de nuevos soles)

ctivo	Al 30 de Setiembre 2001	Al 31 de Diciembre 2000
ctivo Corriente		
Caja y Bancos	33	0
/alores Negociables	0	0
Cuentas por Cobrar Comerciales	85,015	0
Cuentas por Cobrar a Vinculadas	30,211	0
Otras Cuentas por Cobrar	248	0
Existencias	2,394	0
Gastos Pagados por Anticipado	5,518	0
Total Activo Corriente	**123,419**	**0**
Cuentas por cobrar a largo plazo	0	0
Cuentas por Cobrar a Vinculadas a Largo Plazo	3,863	0
Otras Cuentas por Cobrar a Largo Plazo	0	0
nversiones Permanentes	2	0
nmuebles Maq. y Equipo (neto de deprec.acum.)	79,206	0
Activo Intangible Neto	17,581	0
mpuesto a la Renta y Particip. Diferidos Activo	0	0
Otros Activos	0	0
otal Activo	**224,071**	**0**

Pasivo y Patrimonio	Al 30 de Setiembre 2001	Al 31 de Diciembre 2000
Pasivo Corriente		
Sobregiros y Pagarés Bancarios	0	0
Cuentas por Pagar Comerciales	85,557	0
Cuentas por Pagar a Vinculadas		0
Otras Cuentas por Pagar	14,093	0
Parte Corriente de las Deudas a Largo Plazo	6,914	0
Total Pasivo Corriente	**106,564**	**0**
Deudas a largo plazo	0	0
Cuentas por pagar a vinculadas	12,315	0
Ingresos Diferidos	0	0
Impuesto a la Renta y Particip.Diferidos Pasivo	0	0
Total Pasivo	**118,879**	**0**
Contingencias (Solo debe mostrarse cuando exista)	0	0
Interes minoritario	0	0
Patrimonio Neto		
Capital	25,340	0
Capital adicional	80,223	0
Acciones de Inversión		0
Excedente de Revaluación		0
Reservas Legales		0
Otras Reservas		0
Resultados Acumulados	-371	0
Total Patrimonio Neto	**105,192**	**0**
Total Pasivo y Patrimonio Neto	**224,071**	**0**

JULIO [illegible] FLORES
C.P.C. [illegible]260

JUAN LUIS KRUGER S.
Gerente Central Planificación,
Administ[illegible]

TELEFONICA DATA PERU S.A.A. Y SUBSIDIARIAS
Estado de Ganancias y Pérdidas
Por los periodos terminados el 30 de Setiembre de 2001 y 2000
(En miles de nuevos soles)

	Por el Trimestre especifico del 1 de Julio al 30 de Setiembre de 2001	Por el Trimestre especifico del 1 de Julio al 30 de Setiembre de 2000	Por el Periodo acumulado del 1 de Enero al 30 de Setiembre de 2001	Por el Periodo acumulado del 1 de Enero al 30 de Setiembre de 2000
Ventas Netas (ingresos operacionales)	42,541	0	141,900	0
Otros Ingresos Operacionales	0	0	0	0
Total de Ingresos Brutos	**42,541**	**0**	**141,900**	**0**
Costo de Ventas	-1,507	0	-2,792	0
Utilidad Bruta	**41,034**	**0**	**139,108**	**0**
Gastos Operacionales				
Gastos de Administración	-31,678	0	-132,783	0
Gastos de Ventas	-457	0	-1,475	0
Utilidad Operativa	**8,899**	**0**	**4,850**	**0**
Otros Ingresos (gastos)				
Ingresos Financieros	30	0	51	0
Gastos Financieros	-423	0	-989	0
Ingresos	893	0	4,958	0
Gastos	-2,189	0	-12,581	0
Resultado por Exposición a la Inflación	114	0	931	0
Resultado antes de Partidas Extraordinarias, Participaciones y del Impuesto a la Renta	**7,324**	**0**	**-2,780**	**0**
Participaciones	-865	0	-750	0
Impuesto a la Renta	-2,333	0	-2,026	0
Resultado antes de partidas extraordinarias	**4,126**	**0**	**-5,556**	**0**
Ingresos Extraordinarios	0	0	0	0
Gastos Extraordinarios	0	0	0	0
Resultado antes de Interes Minoritario	**4,126**	**0**	**-5,556**	**0**
Interés Minoritario			5,185	
Utilidad (Perdida) Neta del Ejercicio	**4,126**	**0**	**-371**	**0**
Dividendos de acciones Preferentes				
Utilidad (Pérdida) Neta atribuible a los accionistas	**4,126**	**0**	**-371**	**0**
Utilidad (pérdida) básica por acción común	0.161683	0.000000	-0.014538	0.000000
Utilidad (pérdida) básica por acción de inversión	0.000000	0.000000	0.000000	0.000000
Utilidad (pérdida) diluida por acción común	0.161683	0.000000	-0.014538	0.000000
Utilidad (pérdida) diluida por acción de inversión	0.000000	0.000000	0.000000	0.000000

JULIO VOYSEST FLORES
C.P.C. 16260

JUAN LUIS KRUGER S.
Gerente Central Planificación, Administración y Finanzas
Telefónica Data Perú S.A.A.

TELEFONICA DATA PERU S.A.A. Y SUBSIDIARIAS
Estado de Flujos de Efectivo
Por los periodos terminados el 30 de Setiembre de 2001 y 2000
(En miles de nuevos soles)

	Del 1 de Enero de 2001 al 30 de Setiembre de 2001	Del 1 de Enero de 2000 al 30 de Setiembre de 2000
ACTIVIDADES DE OPERACIÓN		
Cobranza de venta de bienes o servicios e ingresos operacionales	84,363	
Cobranza de regalías, honorarios, comisiones y otros	0	
Cobranza de intereses y dividendos recibidos	0	
Otros cobros de efectivo relativos a la actividad	0	
Menos:		
Pago a proveedores de bienes y servicios	-25,910	
Pago de remuneraciones y beneficios sociales	-19,638	
Pago de tributos	-23,156	
Pago de intereses y rendimientos	0	
Otros Pagos de efectivo relativos a la actividad	0	
Aumento (Dism.) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación	**15,659**	**0**
ACTIVIDADES DE INVERSIÓN		
Cobranza de venta de valores e inversiones permanentes	0	0
Cobranza de venta de inmuebles, maquinaria y equipo	0	0
Cobranza de venta de activos intangibles	0	0
Otros cobros de efectivo relativos a la actividad	0	0
Menos:		
Pagos por compra de valores e inversiones permanentes	0	0
Pagos por compra de inmuebles, maquinaria y equipo	-21,423	0
Pagos por compra de activos intangibles	0	0
Otros pagos de efectivo relativos a la actividad	0	0
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Inversión	**-21,423**	**0**
ACTIVIDADES DE FINANCIAMIENTO		
Cobranza de emisión de acciones o nuevos aportes	0	0
Cobranza de recursos obtenidos por emisión de valores u otras obligac. largo plazo	0	0
Otros cobros de efectivo relativos a la actividad	92,818	0
Menos:		
Pagos de amortización o cancelación de valores u otras obligaciones de largo plazo	0	0
Pago de dividendos y otras distribuciones	0	0
Otros pagos de efectivo relativos a la actividad.	-87,021	0
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Financiamiento	**5,797**	**0**
Aumento (Dism) Neto de Efectivo y Equivalente de Efectivo	33	0
Saldo Efectivo y Equivalente de Efectivo al Inicio del Ejercicio	0	0
Resultado por Exposición a la Inflación	0	0
Saldo Efectivo y Equivalente de Efectivo al Finalizar el Ejercicio	**33**	**0**

CONCILIACIÓN DE LA UTILIDAD NETA CON EL EFECTIVO NETO PROVENIENTE DE ACTIVIDADES DE OPERACIÓN

Utilidad (Pérdida) neta del Ejercicio	-371	0
Más :		
Ajustes a la Utilidad (Pérdida) del Ejercicio	0	0
Depreciación y amortización del período	10,058	0
Provisiones Diversas	5,127	0
Pérdida en venta de inmuebles, maquinaria y Equipo	0	0
Pérdida en venta de valores e inversiones permanentes	0	0
Pérdida por activos monetarios no corrientes	0	0
Otros	9,345	0
Menos:		
Ajustes a la Utilidad (Pérdida) del Ejercicio	0	0
Utilidad en venta de inmuebles, maquinaria y equipo	0	0
Utilidad en venta de valores e inversiones permanentes	0	0
Resultado por Exposición a la Inflación	-931	0
Ganancia por pasivos monetarios no corrientes	0	0
Cargos y Abonos por cambios netos en el Activo y Pasivo		
(Aumento) Disminución de Cuentas por Cobrar Comerciales	-78,617	0
(Aumento) Disminución de Cuentas por Cobrar a Vinculadas	0	0
(Aumento) Disminución de Otras Cuentas por Cobrar	0	0
(Aumento) Disminución en Existencias	-2,394	0
(Aumento) Disminución en Gastos Pagados por Anticipado	-1,152	0
Aumento (Disminución) de Cuentas por Pagar Comerciales	69,644	0
Aumento (Disminución) de Cuentas por Pagar a Vinculadas	0	0
Aumento (Disminución) de Otras Cuentas por Pagar	4,950	0
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de la Actividad de Operación	15,659	0

JULIO VOYSEST FLORES
C.P.C. 10260

JUAN LUIS KRUGER S.
Gerente Central Planificación.
Administración y Finanzas
Telefónica Data Perú S.A.A.

TELEFONICA DATA PERU S.A. Y SUBSIDIARIAS
Estado de Cambios en el Patrimonio Neto
Por los periodos terminados el 30 de Setiembre de 2001 y 2000
(En miles de nuevos soles)

	Capital	Capital Adicional	Acciones de Inversion	Excedente de Revaluacion	Reserva Legal	Otras Reservas	Resultados Acumulados	Total
aldos al 1ero. de Enero de 2000	0	0	0	0	0	0	0	0
Efecto acum. De cambios en politicas contab. y corrección de errores sustanciales	0	0	0	0	0	0	0	0
Distribuciones o asignaciones de utilidades efectuadas en el periodo	0	0	0	0	0	0	0	0
Dividendos y participaciones acordados durante el periodo	0	0	0	0	0	0	0	0
Nuevos aportes de accionistas	0	0	0	0	0	0	0	0
Movimiento de prima en la colocación de aportes y donaciones	0	0	0	0	0	0	0	0
Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0
Revaluación de activos	0	0	0	0	0	0	0	0
Capitalización de partidas patrimoniales	0	0	0	0	0	0	0	0
Redención de Acc. de Inversión o reducción de capital	0	0	0	0	0	0	0	0
10. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	0	0
11. *Otros incrementos o disminuciones de las partidas patrimoniales*	0	0	0	0	0	0	0	0
Saldos al 30 de Setiembre de 2000	0	0	0	0	0	0	0	0
Saldos al 1ero. de Enero de 2001	0	0	0	0		0		0
1. Efecto acum. De cambios en politicas contab. y corrección de errores sustanciales	0	0	0	0	0	0	0	0
2. Distribuciones o asignaciones de utilidades efectuadas en el periodo	0	0	0	0	0	0	0	0
3. Dividendos y participaciones acordados durante el periodo	0	0	0	0	0	0	0	0
4. Nuevos aportes de accionistas	25,350	80,217	0	0	0	0	0	105,567
5. Movimiento de prima en la colocación de aportes y donaciones	0	0	0	0	0	0	0	0
6. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0
7. Revaluación de activos	0	0	0	0	0	0	0	0
8. Capitalización de partidas patrimoniales	0	0	0	0	0	0	0	0
9. Redención de Acc. de Inversión o reducción de capital	-10	6	0	0	0	0	0	-4
10. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	-371	-371
11. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	0	0	0	0	0
Saldos al 30 de Setiembre de 2001	25,340	80,223	0	0	0	0	-371	105,192

JULIO VOYSEST FLORES
C.P.C. 10260

JUAN LUIS KRUGER S.
Gerente Central Planificación,
Administración y Finanzas
Telefónica Data Perú S.A.A.

TELEFONICA DATA PERU S.A.A. Y SUBSIDIARIAS
Consistencia de los Estados Financieros

BALANCE GENERAL	Al 30 de Setiembre	Al 31 de Diciembre
Total Activo IGUAL a	224,071	0
- Total Pasivo+Patrimonio	224,071	0
Consistencia: ==>		

ESTADO DE PERDIDAS Y GANANCIAS	Por el Trimestre especifico del 1 de Julio al 30 de Setiembre de 2001	Consistencia	Por el Trimestre especifico del 1 de Julio al 30 de Setiembre de 2000	Consistencia	Por el Periodo acumulado del 1 de Enero al 30 de Setiembre de 2001	Consistencia	Por el Periodo acumulado del 1 de Enero al 30 de Setiembre de 2000	Consistencia
Rubros que deben ser POSITIVOS								
Ventas Netas	42,541		0		141,900		0	
Otros Ingresos Operacionales	0		0		0		0	
Ingresos Financieros	30		0		51		0	
Otros ingresos	893		0		4,958		0	
Ingresos Extraordinarios	0		0		0		0	
Rubros que deben ser NEGATIVOS								
Costo de Ventas	-1,507		0		-2,792		0	
Gastos de Administracion	0		0		-132,783		0	
Gastos de Venta	-31,678		0		-1,475		0	
Gastos Financieros	-423		0		-989		0	
Otros Gastos	-2,189		0		-12,581		0	
Gastos Extraordinarios	0		0		0		0	

ESTADO DE CAMBIOS EN EL PATRIMONIO NETO	Capital	Capital adicional	Acciones de Inversión	Excedente de Revaluación	Reserva Legal	Otras Reservas	Resultados Acumulados
Saldos iniciales de Estado de Cambios del periodo actual IGUALES a:	0	0	0	0	0	0	0
Saldos del Balance General del periodo anterior	0	0	0	0	0	0	0
Consistencia :==>							
Saldos finales del Estado de Cambios del periodo actual IGUALES a:	25,340	80,223	0	0	0	0	-371
Saldos del Balance General del periodo actual	25,340	80,223	0	0	0	0	-371
Consistencia :==>							

	Por el Periodo acumulado del 1 de Enero al 30 de Setiembre de 2001	Por el Periodo acumulado del 1 de Enero al 30 de Setiembre de 2000
Utilidad (Pérdida) Neta del Ejercicio del Estado de Cambios IGUAL a:	-371	0
Utilidad (Pérdida) Neta del Ejercicio del Estado de Ganancias y Perdidas	-371	0
Consistencia :==>		

ESTADO DE FLUJOS DE EFECTIVO	
El saldo de efectivo y equivalentes al inicio del Ejercicio del periodo actual IGUAL a:	0
Saldo de Caja y Bancos (posibilidad de considerar Valores negociables) del Balance General comparativo	0
Consistencia :==>	
El saldo Efectivo y Equivalente de Efectivo al finalizar el Ejercicio del periodo actual IGUAL a:	33
Saldo de Caja y Bancos (posibilidad de considerar Valores negociables) del Balance General actual	33
Consistencia :==>	

Conciliación del Resultado Neto con el Efectivo y Equivalentes de Efectivo Provenientes de las Actividades de Operación	Del 1 de Enero de 2001 al 30 de Setiembre de 2001	Del 1 de Enero de 2000 al 30 de Setiembre de 2000
Utilidad o pérdida del ejercicio del Estado de Flujo de Efectivo IGUAL a:	-371	0
Utilidad (perdida) neta del ejercicio del Estado de Ganancias y Pérdidas	-371	0
Consistencia :==>		
	Del 1 de Enero de 2001 al 30 de Setiembre de 2001	Del 1 de Enero de 2000 al 30 de Setiembre de 2000
Aumento (Dism.) de Efectivo y Equivalente de Efectivo de la Conciliación IGUAL a:	15,659	0
Aumento (Dism.) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación.	15,659	0
Consistencia :==>		

JULIO ... FLORES
C.P.C 10260

JUAN LUIS KRUGER S.
Gerente Central Planificación, Administración y Finanzas
Telefónica Data Perú S.A.A.

TELEFONICA DATA PERU S.A.A. Y SUBSIDIARIAS
Totales Adicionales

Codigo	Descripcion	Observaciones	2001
T010	NUMERO DE ACCIONES COMUNES EN CIRCULACION (En Unidades)	Ingresar sin decimales	25518993
T020	NUMERO DE ACCIONES DE INVERSION EN CIRCULACION (En Unidades)	Ingresar sin decimales	0
T030	VALOR NOMINAL DE ACCIONES COMUNES (en Soles)	Ingresar a 2 decimales sin considerar el punto decimal. Ejemplo si el dato es S/ 10.00 ingresar 1000	1
T040	VALOR NOMINAL DE ACCIONES DE INVERSION (En Soles)	Ingresar a 2 decimales sin considerar el punto decimal. Ejemplo si el dato es S/ 1.00 ingresar 100	0
T050	PROVISION PARA CUENTAS DE COBRANZA DUDOSA (En miles de Soles)	Ingresar sin decimales	27284
T060	PROVISION PARA DESVALORIZACION DE EXISTENCIAS (En miles de Soles)	Ingresar sin decimales	0
T070	PROVISION PARA FLUCTUACION DE INVERSIONES (En miles de Soles)	Ingresar sin decimales	0
T080	AMORTIZACION ACUMULADA DE INTANGIBLES (En miles de Soles)	Ingresar sin decimales	6754
T090	ADQUISICION DE INVERSIONES DEL EJERCICIO (En miles de Soles)	Ingresar sin decimales	0
T100	ADQUISICION DE INMUEBLES, MAQUINARIA Y EQUIPOS DEL EJERCICIO (En miles de Soles)	Ingresar sin decimales	21423
T110	DEPRECIACION DEL EJERCICIO (En miles de Soles)	Ingresar sin decimales	7310
T120	REVALUACION DE ACTIVOS (En miles de Soles)	Ingresar sin decimales	0

JULIO VOYSEST FLORES
C.P.C. 10260

JUAN LUIS KRUGER S.
Gerente Central Planificación, Administración y Finanzas
Telefónica Data Perú S.A.A.

TELEFÓNICA DATA PERÚ S.A.A. Y SUBSIDIARIAS

NOTAS A LOS ESTADOS FINANCIEROS AL 30 DE SETIEMBRE DE 2001

(Expresadas en miles de nuevos soles)

1. *ACTIVIDAD ECONÓMICA*

Telefónica Data Perú S.A.A. es una empresa dedicada a prestar servicios públicos de telecomunicaciones en general, servicios de portador local y portador de larga distancia nacional e internacional ; acceso a redes Internet y a otras redes nacionales e internacionales, así como cualquier otro servicio vinculado a la conmutación y transmisión de datos por paquete y servicios multimedia; entre otros.

Como parte de la segregación de líneas de negocio emprendida por el Grupo Telefónica a nivel mundial, con fecha 13 de junio Telefónica Data Perú S.A.A. adquirió una participación del 99.99% en el capital social de las siguientes empresas:

- *Telefónica Servicios Internet del Perú S.A.C: 4 664 690 acciones*
- *Telefónica Servicios Financieros S.A.C.: 12 052 785 acciones.*

El 24 de setiembre, Telefónica Data Perú S.A.A. adquirió de Telefónica Datacorp, S.A. la única acción representativa del capital social de Telefónica Servicios Internet del Perú S.A.C que a tal fecha no era de su titularidad , en virtud de lo cual ha alcanzado en el capital social de ésta una participación del 100%.

El 24 de setiembre , Telefónica Data Perú S.A.A. adquirió de Telefónica Datacorp, S.A. la única acción representativa del capital social de Telefónica Servicios Internet del Perú S.A.C que a tal fecha no era de su titularidad , en virtud de lo cual ha alcanzado en el capital social de ésta una participación del 100%.

Con fecha 25 de setiembre, el Directorio ha aprobado el Proyecto de Fusión Simple por Absorción en virtud del cual absorberá a su filial Telefónica Servicios Internet del Perú S.A.C, el mismo que deberá ser revisado en Junta General de Accionistas citada para el mes de noviembre.

Las subsidiarias tienen como actividad principal el prestar diversos servicios complementarios de transmisión de datos y la mayoría empezaron sus operaciones en el año 1997. A continuación se presentan los saldos de las subsidiarias al 30 de Setiembre de 2001 con indicación de la participación que Telefónica Data Perú S.A.A. tiene en ellas directa o indirectamente a dicha fecha , así como información relevante al respecto :

JULIO VOYSEST FLORES
C.P.C. 10260

JUAN LUIS KRUGER S.
Gerente Central Planificación,
Administración y Finanzas
Telefónica Data Perú S.A.A.

Entidad	*Porcentaje de Participación*	*Total Activos*	*Total Pasivos*	*Total Patrimonio*
Telefónica Servicios Internet del Peru S.A.C	*100*	*10,709*	*15,507*	*(4,798)*
Telefónica Servicios Financieros S.A.C	*99.99*	*20,349*	*10,154*	*10,195*

2. *PRINCIPALES PRINCIPIOS Y PRÁCTICAS DE CONTABILIDAD*

Principios de Consolidación

Los Estados Financieros consolidados al 30 de Setiembre de 2001 incluyen los estados financieros de Telefónica Data Perú S.A.A. y las subsidiarias de su propiedad , directa o indirectamente , en más del 50 por ciento .

Todas las cuentas y transacciones entre esas compañías han sido eliminados en los estados financieros consolidados adjuntos .

Principales principios y prácticas de Contabilidad

La preparación de los estados financieros requiere que la gerencia realice estimaciones que afectan las cifras reportadas de activos y pasivos, la revelación de contingencias activas y pasivas a la fecha del balance general, y las revelaciones de hechos importantes incluidos en las notas a los estados financieros, así como las cifras reportadas de ingresos y gastos durante el período de reporte. Los resultados finales podrán diferir de dichas estimaciones.

Los principales principios y prácticas de contabilidad utilizados por Telefónica Data Perú S.A.A. y subsidiarias se describen a continuación :

(a) Bases de Presentación .-
Los estados financieros adjuntos han sido preparados a partir de los registros de contabilidad, los cuales han sido ajustados para reflejar el efecto de la variación del Indice de Precios al por Mayor a Nivel Nacional. La variación de los precios según dicho índice fue de (0,56) por ciento en el período de nueve meses terminado el 30 de Setiembre de 2001 .

(b) Activos y Pasivos en Moneda Extranjera.-
Los activos y pasivos en moneda extranjera están expresados en moneda nacional al tipo de cambio de la fecha del balance general consolidado . Las

JULIO

JUAN LUIS

diferencias de cambio relacionadas con las variaciones de estas operaciones se registran en el estado de ganancias y pérdidas.

(c) Cuentas por cobrar comerciales -

Las cuentas por cobrar son expresadas a su valor nominal, después de la provisión para cuenta de cobranza dudosa.

(d) Provisión de cobranza dudosa -

La provisión para cuentas de cobranza dudosa se determina sobre las deudas vencidas con una antigüedad mayor a 120 días desde la fecha de facturación y se registra con cargo a los resultados en el ejercicio en el cual la Gerencia determina la necesidad de dicha provisión.

(e) Equipos y Muebles.-

Los inmuebles, planta y equipo se presentan al costo, la depreciación de los activos se calcula sobre la base de la vida útil. El mantenimiento y las reparaciones menores serán cargados a gastos según se incurran. Las mejoras y renovaciones de importancia son capitalizadas.

La depreciación se calcula siguiendo el método de línea recta utilizando las siguientes vidas útiles estimadas:

	Años
Edificios	***33***
Planta telefónica	***10, 15 y 20***
Muebles y enseres	***10***
Equipos Informáticos	***5***

La vida útil y el método de depreciación se revisan periódicamente para asegurar que el método y el período de la depreciación sean consistentes con el patrón previsto de beneficios económicos de las partidas de inmuebles, planta y equipo.

(f) Ingresos, Costos y Gastos.-

Los ingresos por servicios son reconocidos en el período en que se brinda el servicio.

Los costos y gastos se reconocen a medida que devengan, independientemente del momento en que se realizan y se registran en los períodos con los cuales se relacionan.

JULIO VOYSEST FLORES
C.P.C. 10260

JUAN LUIS [illegible]
Gerente Central [illegible]
Administración [illegible]
Telefónica Data [illegible]

(g) Otros Activos.-

Corresponden a la adquisición de programas informáticos de procesamiento automático de datos y licencias de software. La amortización es calculada usando el método de línea recta con la tasa anual de 20 por ciento.

(h) Estado de Flujos de Efectivo.-

El efectivo presentado en el estado de flujos de efectivo consolidado está conformado por el saldo de caja y bancos del balance general consolidado.

(i) Normas Internacionales de Contabilidad.-

Los Estados Financieros han sido preparados en base a las Normas Internacionales de Contabilidad vigentes al 30 de Setiembre del 2001.

(j) Impuesto a la renta y participación de los trabajadores -

El impuesto a la renta y la participación de los trabajadores son determinados de acuerdo con las disposiciones tributarias y legales. aplicables en el Perú y equivalen al 30 y 10 por ciento, respectivamente, de la utilidad tributaria.

JULIO VOYSEST FLORES
C.P.C. 10200

JUAN LUIS KRUGER S.
Gerente Central Planificación,
Administración y Finanzas
Telefónica Data Perú S.A.A.

3. CAJA Y BANCOS

A continuación se presenta la composición del rubro en miles de nuevos soles:

	30-Sep-01
Fondo fijo	31
Cuentas Corrientes Bancarias	2
	33

4. CUENTAS POR COBRAR COMERCIALES, NETAS

A continuación se presenta la composición del rubro en miles de nuevos soles:

	30-Sep-01
Clientes Telefónica Data S.A.A.	70,499
Clientes Telefónica Servicios Financieros S.A.C.	2,356
Clientes Telefónica Servicios Internet S.A.C.	1,997
Vinculadas	37,447
	112,299
Provisión para cuentas de cobranza dudosa	(27,284)
	85,015

5. OTRAS CUENTAS POR COBRAR

A continuación se presenta la composición del rubro en miles de nuevos soles:

	30-Sep-01
Reclamos a Terceros	15
Reclamos Impuesto a la Renta	69
Préstamos al Personal	163
Vinculadas	30,211
Otros	1
	30,459

6. GASTOS PAGADOS POR ANTICIPADO

A continuación se presenta la composición del rubro en miles de nuevos soles:

	30-Sep-01
Otros Gastos Diferidos	2,312
Entrega a Rendir Cuentas	26
Adelantos Gastos de Viaje	279
Publicidad	85
Seguros Pagados por Anticipados	95
Crédito Fiscal	2,705
Otros	16
	5,518

7. INMUEBLE, PLANTA Y EQUIPOS

A continuación se presenta la composición del rubro:

COSTO	31-Dic-00	Adiciones	Transferencias	Retiros	Traslados	Traslados a Intangibles	30-Sep-01
Edificios	-	-	285	-	1		286
Planta telefónica	-	20	9.071	(278)	52.060		60.873
Equipo informático	-	1,098	12.951	37	18.161		32.247
Muebles y enseres	-	8	144	(133)	795		814
Equipos diversos	-	9	28	(33)	203		207
Unidades por recibir	-	926	-	(1,500)	1,650	(830)	246
Obras en curso	-	19,362	(22.479)	(3,631)	21.684	(7.875)	7,061
Desvalorización Activos	-	-	-	-	(3,214)		(3,214)
	0	21,423	0	(5.538)	91.340	(8.705)	98.520

DEPRECIACIÓN ACUMULADA

A continuación se presenta la composición del rubro:

	Tasa %	31-Dic-00	Adiciones	Transferencias	Retiros	Traslados	30-Sep-01
Edificios		-	1				1
Planta telefónica	5%, 6.7%, 10%	-	4,149		(208)	8,418	12,359
Equipos diversos	10%	-	17		(10)	65	72
Equipos informáticos	20%	-	3,088		(202)	3,787	6,673
Muebles y enseres	10%	-	55		(39)	193	209
		-	7,310	-	(459)	12,463	19,314

8. OTROS ACTIVOS

A continuación se presenta la composición del rubro:

COSTO	31-Dic-00	Adiciones	Transferencias	Retiros	Traslados	Traslados de Activo Fijo	30-Sep-01
Software	-		-	(1,158)	13,775	6,074	18,691
Derecho de Uso				(8)	2,361	2,631	4,984
Preoperativos					660		660
	-	-	-	(1,166)	16,796	8,705	24,335

AMORTIZACION ACUMULADA

	31-Dic-00	Adiciones	Transferencias	Retiros	Traslados	30-Sep-01
Software	-	2,065	-	(826)	3,656	4,895
Derecho de Uso		618		(266)	868	1,220
Preoperativos		65			574	639
	-	2,748	-	(1,092)	5,098	6,754

JULIO VOYSEST FLORES
C.P.C. 10260

JUAN LUIS KRUGER S.
Gerente Central Planificación, Administración y Finanzas
Telefónica Data Perú S.A.A.

9. CUENTAS POR PAGAR COMERCIALES

A continuación se presenta la composición del rubro en miles de nuevos soles:

	30-Sep-01
Proveedores	9,144
Vinculadas	59,258
Facturas por recibir	7,808
Otros	9,347
	85,557

10. OTRAS CUENTAS POR PAGAR

A continuación se presenta la composición del rubro en miles de nuevos soles:

	30-Sep-01
Provisiones Diversas	6,048
Tributos por Pagar	1,573
Impuesto a la Renta	360
Remuneraciones, Vacaciones, Gratificaciones y Participaciones por Pagar	1,825
Compensación por Tiempo de Servicios	247
Otras	4,040
	14,093

JULIO VOYSEST FLORES
C.P.C. 10260

JUAN LUIS KRUGER S.
Gerente Central Planificación
Administración y Finanzas
Telefónica Data Perú S.A.A.

11. VINCULADAS

A continuación se presenta la composición del rubro en miles de nuevos soles:

CUENTAS POR COBRAR COMERCIALES

	30-Sep-01
Telefonica del Perú	34,737
Telefónica Multimedia S.A.C.	31
Telefónica Móviles S.A.C.	11
TelefónicaServicios Digitales S.A.C.	37
Terra Networks Perú S.A.	2,018
Transporte Urgente de Mensajeria S.A.C.	136
Telefónica Sistemas S.A.C	164
Fundación Telefónica	99
Telefónica de Centros de Cobros S.A.C	156
Antena 3 Producciones S.A.C.	58
	37,447

OTRAS CUENTAS POR COBRAR

	30-Sep-01
Telefónica del Perú S.A.A. - Cobranzas	17,992
Telefónica del Perú S.A.A.- Comisiones	11,164
Telefónica Servicios Digitales S.A.C.	1,041
Consorcio TSF-S.A.C-TSD S.A.C.-COM-S.A.	14
	30,211

CUENTAS POR COBRAR A LARGO PLAZO

	30-Sep-01
Telefónica Servicios Digitales S.A.C.	3,863
	3,863

Este rubro comprende la facturación de US$ 1,109,314 correspondiente a la transferencia de equipos infórmaticos y software.

CUENTAS POR PAGAR COMERCIALES

	30-Sep-01
T.S. Telefónica Sistemas S.A. Sucursal Perú	519
Telefónica del Perú S.A.A.	48,553
Telefónica Sistemas S.A.C.	271
Telefónica Gestión Servicios Compartidos S.A.C.	5,530
Telefónica Móviles S.A.C.	321
Antena 3 Producciones S.A.C.	17
Transportes Urgentes de Mensajería S.A.C.	37
Telefónica Data Corp S.A.	3,980
Telefónica Servicios Digitales S.A.C.	30
	59,258

DEUDA A LARGO PLAZO	30-Sep-01
Telefónica del Perú S.A.A.	
Parte Corriente	6,914
Parte No Corriente	12,315
	19,229

Este rubro incluye intereses financieros por S/. 1,320, calculados sobre una Tasa de Interés Legal Efectiva en Moneda Nacional más el 3% con el límite de la Tasa del 19% o la Tasa Activa en Moneda Nacional (TAMN)

12. ***CAPITAL SOCIAL***

El capital social está representado por 25,518,993 acciones comunes integramente suscritas y pagadas cuyo valor nominal es de S/.1.00 cada una

A continuación se presenta la composición del rubro:

Clase	*Acciones*	*Porcentaje del Capital Social*	*Valor Nominal*
A	*9,927,747*	*38.90%*	*1.00*
B	*15,591,246*	*61.10%*	*1.00*
	25,518,993	*100.00%*	

JULIO VOYSEST FLORES
C.P.C. 10260

JUAN LUIS KRUGER S.
Gerente Central Planificación,
Administración y Finanzas
Telefónica Data Perú S.A.A.

13. *SITUACION TRIBUTARIA*

La Compañía está sujeta al régimen tributario peruano . La tasa del Impuesto a la Renta en el 2001 es del 30 por ciento sobre la utilidad gravable, incluyendo el resultado por exposición a la inflación. En diciembre de 2000, se aprobaron ciertas modificaciones a la tasa del impuesto estableciéndose que esta será de 27 por ciento a partir del año 2002. Para el año 2001, se ha establecido que la tasa puede disminuir en 10 puntos porcentuales si se realiza una reinversión en las utilidades.

Las autoridades tributarias tienen la facultad de revisar y de ser aplicable, corregir el impuesto a la renta calculado por la Compañía en los cuatro años posteriores a la presentación de la declaración de impuestos.

JULIO VOYSEST FLORES
C.P.C. 10260

JUAN LUIS KRUGER S.
Gerente Central Planificación
Administración y Finanzas
Telefónica Data Perú S.A.A.

Telefónica

Resultados Trimestrales
Telefónica Data Perú S.A.A. y Subsidiarias

Julio – Setiembre 2001

Declaración de responsabilidad:

El presente documento contiene información veraz y suficiente sobre el desarrollo del negocio de Telefónica Data S.A.A. y subsidiarias para el segundo trimestre terminado el 30 de setiembre de 2001. El firmante se hace responsable por los daños que pueda generar la falta de veracidad o insuficiencia de los contenidos, dentro del ámbito de su competencia, de acuerdo a las normas del Código Civil.

Lima, 30 de octubre de 2001

JUAN LUIS KRUGER S.
Gerente Central Planificación, Administración y Finanzas
Telefónica Data Perú S.A.A.

Hechos de Importancia

A continuación se presenta un resumen de los hechos de importancia presentados desde julio de 2001

Cambios en el Directorio y la Gerencia

El 28 de setiembre, Telefónica Data Perú S.A.A designó a la señora Carmela Galarza Guillén como Gerente Central de Operaciones Post Venta, y al señor Guillermo Checa Gjurinovic como Gerente Central de Desarrollo e Implementación de Soluciones.

Temas Societarios

El 24 de septiembre pasado, Telefónica Data Perú S.A.A. adquirió de Telefónica Datacorp S.A. la única acción representativa del capital social de Telefónica Servicios Internet del Perú S.A.C. que a tal fecha no era de su titularidad, en virtud de lo cual ha alcanzado en el capital social de ésta una participación del 100%.

En sesión del 25 de setiembre, el Directorio aprobó el Proyecto de Fusión Simple por Absorción en virtud del cual absorberá a su filial Telefónica Servicios Internet del Perú S.A.C., en la cual tiene una participación del 100%. Asimismo, convocó a Juntas Especiales de Accionistas de Clases B y C y a Junta General de Accionistas para los días 5 , 9 y 14 de noviembre de 2001 en primera, segunda y tercera citación, respectivamente.

La agenda a tratar en las indicadas Juntas Especiales de Accionistas será la unificación de las clases de acciones y conformidad respecto de la propuesta de modificación del Estatuto Social en forma previa a la Junta General. Por su parte, la Junta General de Accionistas tendrá como agenda pronunciarse sobre el Proyecto de Fusión Simple por Absorción, la modificación del Estatuto Social, la elección de directores titulares y alternos, la determinación de su retribución anual, así como la aprobación de la política de pago de dividendos.

JUAN LUIS KRUGER S.
Gerente Central Planificación, Administración y Finanzas
Telefónica Data Perú S.A.A.

TELEFÓNICA DATA PERÚ S.A.A. Y SUBSIDIARIAS

Discusión y análisis de los resultados consolidados del tercer trimestre y nueve meses finalizados el 30 de setiembre de 2001

Resultados del Ejercicio

Tomando en cuenta el inicio de Telefónica Data como empresa independiente en enero de este año, los resultados del tercer trimestre se comparan con resultados pro-forma para el 2000.

Los ingresos operativos consolidados alcanzaron S/. 43 millones en el 3T01, lo que representa un aumento de 11.8% con respecto al 3T00. Dicho incremento se debió principalmente al aumento de 18.7% en los ingresos de Telefónica Data. En términos acumulados, los ingresos crecieron 23.0% contra el año anterior debido fundamentalmente al aumento de 26% en los ingresos de Telefónica Data. El incremento se debe a la introducción de una nueva plataforma de los ingresos de su subsidiaria TSF (Telefónica Servicios Financieros) contra el año anterior.

Con respecto al 3T00, los gastos operativos consolidados cayeron 10.4%, totalizando S/. 34 millones, principalmente debido a la reducción de servicios prestados por terceros así como a la disminución de las provisiones por incobrabilidad. En términos acumulados, los gastos operativos mostraron un crecimiento de 25.2% debido fundamentalmente a un incremento de S/. 29 millones en los servicios prestados por terceros.

El EBITDA (utilidad antes de intereses, impuestos, depreciación y amortización) totalizó S/. 13 millones, frente a los S/. 4 millones del año anterior como consecuencia de la reducción de gastos. Así, el margen EBITDA subió de 9.7% en 3T00 a 29.7% en el 3T01. La buena performance del EBITDA en el 3T01 contribuyó a reducir la caída en términos acumulados de tal forma que el EBITDA en los 9M01 totalizó S/. 15 millones.

El resultado operativo se ubicó en S/. 9 millones, monto superior a los S/. 0.5 millones alcanzados en el 3T00. En términos acumulados se registró una caída de 18.2%, totalizando S/. 5 millones en los 9M01.

Finalmente, la utilidad neta fue de S/. 4 millones en el 3T01 comparada con una pérdida de S/. 1 millón en el 3T00. En términos acumulados, la utilidad neta durante los 9M01 se observó una menor pérdida de S/. 0.4 millones, los mismos que se comparan con una pérdida de S/. 4 millones en los 9M00.

Balance General Consolidado

Al cierre del 3T01, se observa un crecimiento en las partidas corrientes del balance, en particular, en las cuentas por pagar comerciales y en las otras cuentas por cobrar. En consecuencia, el pasivo corriente se incrementa en 17% y el activo corriente en 11%, ambos con respecto al 2T01.

En este trimestre, Telefónica Data mantiene un adecuado nivel de liquidez pues el activo corriente representa 1.2 veces el pasivo corriente.

Por el lado del activo no corriente, el activo fijo neto aumentó en S/. 6 millones con respecto al 2T01 por la mayor activación de obras en curso.

Considerando el patrimonio de S/. 105 millones, el ratio endeudamiento patrimonial deuda / deuda + patrimonio es de 10.5% al 3T01 frente a un 11% en el 2T01.

Finalmente, el patrimonio reflejó un nivel de S/. 105 millones, superior al alcanzado en el 2T01, por los resultados positivos obtenidos durante el 3T01.

JUAN LUIS KRUGER S.

TELEFÓNICA DATA PERÚ S.A.A. Y SUBSIDIARIAS
BALANCE GENERAL CONSOLIDADO

(Expresado en miles de nuevos soles al 30.09.01)

ACTIVO

	1T01	2T01	3T01
ACTIVO CORRIENTE			
Caja y bancos	22	62	33
Cuentas por cobrar comerciales, netas	49 385	86 494	85 015
Otras Cuentas por cobrar	14 142	20 328	30 459
Gastos pagados por anticipado	2 239	3 368	5 518
Existencias		701	2 394
Total activo corriente	**65 788**	**110 953**	**123 419**
Cuentas por Cobrar a Largo Plazo	3 431	3 874	3 863
Inversiones	2	2	2
Inmueble, planta y equipo	90 890	90 256	98 520
Depreciación acumulada	(14 915)	(16 653)	(19 314)
	75 975	**73 603**	**79 206**
Otros Activos Netos	14 530	16 467	17 581
	14 530	**16 467**	**17 581**
Total activo	**159 726**	**204 899**	**224 071**

PASIVO Y PATRIMONIO NETO

	1T01	2T01	3T01
PASIVO CORRIENTE			
Cuentas por pagar comerciales	34 915	73 933	85 557
Otras cuentas por pagar	5 753	9 306	13 846
Compensación por tiempo de servicio	221	261	247
Parte Corriente de la Deuda a Largo Plazo	7 430	7 651	6 914
Total pasivo corriente	**48 319**	**91 151**	**106 564**
Deuda a Largo Plazo	10 472	12 682	12 315
PATRIMONIO NETO			
Capital social	25 346	25 340	25 340
Capital adicional	80 217	80 223	80 223
Resultados del ejercicio	(4 628)	(4 497)	(371)
Total patrimonio neto	**100 935**	**101 066**	**105 192**
Total pasivo y patrimonio neto	**159 726**	**204 899**	**224 071**

JUAN LUIS KRUGER S.
Gerente Central Planificación.

TELEFÓNICA DATA PERÚ S.A.A. Y SUBSIDIARIAS
ESTADO DE GANANCIAS Y PÉRDIDAS
(Expresado en miles de nuevos soles)

	3T00	3T01	Variación		9M00	9M01	Variación	
			Abs	%			Abs	%
INGRESOS DE OPERACIÓN	38 067	42 541	4 474	11,8	115 358	141 900	26 542	23,0
Telefónica Data	33 048	39 234	6 186	18,7	102 209	128 830	26 621	26,0
Telefónica Servicios Financieros	2 404	3 615	1 211	50,4	7 459	10 140	2 681	35,9
Telefónica Servicios Internet	2 615	-308	-2 923	(111,8)	5 690	2 930	-2 760	(48,5)
GASTOS DE OPERACIÓN	37 544	33 642	-3 902	(10,4)	109 431	137 050	27 619	25,2
Gastos de Personal	8 682	12 225	3 543	40,8	26 281	29 144	2 863	10,9
Gastos de Gestión	21 756	16 678	-5 078	(23,3)	61 681	94 566	32 885	53,3
Materiales y suministros	1 937	1 936	-1	(0,1)	12 934	16 259	3 325	25,7
Servicios prestados por terceros	19 441	14 221	-5 220	(26,9)	47 894	76 743	28 849	60,2
Cargas diversas de gestión	378	521	143	38,0	853	1 564	711	83,4
Comision de gerenciamiento	1 091		-1 091	(100,0)	3 373		-3 373	(100,0)
Tributos	661	834	173	26,2	2 044	1 108	-936	(45,8)
Provision por incobrabilidad	2 174	787	-1 387	(63,8)	6 616	3 987	-2 629	(39,7)
Depreciación y amortización	3 181	3 732	551	17,3	9 436	10 058	622	6,6
Trabajo para el inmovilizado	-	(614)	(614)		-	(1 813)	(1 813)	
RESULTADO DE OPERACIÓN	523	8 899	8 376	1 600,6	5 928	4 850	(1 078)	(18,2)
EBITDA	3 704	12 631	8 927	241,0	15 363	14 908	-455	(3,0)
Ingresos financieros	13	30	17	133,6	40	51	11	28,4
Gastos financieros	(80)	(423)	(343)	427,3	(211)	(989)	(778)	368,4
Otros ingresos y egresos, neto	(1 699)	(1 296)	403	(23,7)	(7 525)	(7 623)	(98)	1,3
Resultado por exposición a la inflación	256	114	-142	(55,5)	1 142	931	-211	(18,5)
UTILIDAD (PERDIDA) ANTES DE LA PART. DE LOS TRABAJADORES Y DEL IMPUESTO A LA RENTA	(987)	7 324	8 311	(842,0)	(627)	(2 780)	(2 153)	343,5
Participación de los Trabajadores	89	865	776	871,2	918	750	-168	(18,3)
Impuesto a la Renta	170	2 333	2 163	1 272,7	2 636	2 026	-610	(23,2)
RESULTADO NETO	(1 246)	4 126	5 372	(431,1)	(4 181)	(5 556)	(1 375)	32,9
Resultado Antes de la Adquisición	-	0	0		-	(5 185)	(5 185)	
RESULTADO NETO CONSOLIDADO	(1 246)	4 126	5 372	(431,1)	(4 181)	(371)	3 810	(91,1)

JUAN LUIS KRUGER S.

English Summary # 3

Significant Events dated November 5, 2001 which include the following information:

-The shareholders of Telefónica Data Perú approved the merger with its subsidiary Telefónica Servicios Internet del Perú S.A.C.

-The shareholders approved amendments to the bylaws, including combining various classes of shares and reducing the number of directors.

-The share holders approved the appointment of seven directors and their respective alternates.

-The shareholders approved maintaining the payment of dividends as established by the founding Board of Directors.

Telefónica

01 NOV 20 8:30

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COMISIÓN NACIONAL SUPERVISORA DE EMPRESAS Y VALORES –CONASEV-
Presente.-

Ref.- HECHOS DE IMPORTANCIA

De nuestra consideración :

De conformidad con lo establecido en el artículo 28° de la Ley de Mercado de Valores y en el Reglamento de Hechos de Importancia e Información Reservada, **Telefónica Data Perú S.A.A** cumple con poner en su conocimiento que en la fecha se llevó a cabo en primera convocatoria la Junta General de Accionistas de Telefónica Data Perú S.A.A., la misma que adoptó los siguientes acuerdos que constituyen Hechos de Importancia:

1. Aprobó el Proyecto de Fusión Simple por Absorción en los términos propuestos por el Directorio de la Sociedad, el mismo que fuera remitido a vuestra institución con fecha 25 de septiembre pasado. Como consecuencia de dicha operación, Telefónica Data Perú S.A.A. absorbe a su filial Telefónica Servicios Internet del Perú S.A.C. -cuya personalidad jurídica se extingue sin disolverse a la fecha de entrada en vigencia de la operación, esto es, al 31 de diciembre de 2001- y asume a título universal y en bloque los derechos, obligaciones y relaciones jurídicas de ésta.

2. Aprobó la modificación del Estatuto Social en los términos que constan del instrumento que se adjunta a la presente, el mismo que contempla, entre otros, la unificación de las diversas clases de acciones y la reducción del número de directores.

Telefónica

3. Aprobó establecer en siete el número de integrantes del Directorio y designó a los siguientes directores titulares y sus respectivos alternos:

   - Al señor Alfonso Bustamante y Bustamante como director titular, y como su correspondiente alterno, al señor Manuel Fernández Pollán;
   - Al señor José Ramón Vela Martínez como director titular, y como su correspondiente alterno, al señor Javier Reguero Naredo;
   - Al señor Eduardo Caride como director titular, y como su correspondiente alterno, al señor Ricardo Lanfranco Varea;
   - Al señor Mateo Budinich Diez como director titular, y como su correspondiente alterno, al señor Guillermo Bernardo Emilio Checa Gjurinovic;
   - A la señora Cristina Pareja Pallarés como directora titular, y como su correspondiente alterno, al señor Víctor Carlos Schwartzmann Larco;
   - Al señor Alvaro Julio Badiola Guerra como director titular, y como su correspondiente alterno, al señor Juan Luis Krüger Sayán; y,
   - Al señor Eduardo Antonio Remo Airaldi Quiñones como director titular, y como su correspondiente alterno, a la señora Carmela Galarza Guillén.

4. Aprobó mantener la política de pago de dividendos establecida por los socios fundadores al momento de la constitución de la Sociedad, esto es, que se destine a dicho fin hasta el 50% de las utilidades netas de cada ejercicio y que dichos dividendos se paguen inclusive como dividendos provisionales o definitivos para cada ejercicio, conforme al siguiente calendario :

   - Pago del dividendo provisional : a partir del 1° de diciembre de cada ejercicio.
   - Pago del dividendo definitivo: con posterioridad a la celebración de la Junta General que lo declare y a partir del 1° de junio.

Cabe señalar que en aplicación de lo establecido en la Ley General de Sociedades, el 31 de octubre pasado y en la fecha se realizaron las Juntas Especiales de Accionistas de Clases A-1 y B respectivamente, las que aprobaron la propuesta de modificación del Estatuto Social en los mismos términos que lo hiciera posteriormente la Junta General de Accionistas. Por último, cumplimos con señalar que de acuerdo a la información proporcionada por Cavali ICLV S.A., a la fecha de corte prevista para la realización de la Junta Especial de Accionistas de Clase C – esto es, 19 de octubre pasado-, no se ha emitido acciones de Clase C, por lo que no cabe la realización de Junta Especial de Accionistas de dicha Clase, ni en primera, segunda o tercera citación.

Sin otro particular, quedamos de ustedes.

Atentamente.

English Summary #4

Telefónica Data Peru S.A.A. informs that the Shareholders of its subsidiary Telefónica Servicios Internet del Perú S.A.C. approved the merger with Telefónica Data Peru.

Telefónica

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Señores
COMISIÓN NACIONAL SUPERVISORA DE EMPRESAS Y VALORES –CONASEV-
Presente.-

Ref.- HECHOS DE IMPORTANCIA

De nuestra consideración :

De conformidad con lo establecido en el artículo 28° de la Ley de Mercado de Valores y en el Reglamento de Hechos de Importancia e Información Reservada, **Telefónica Data Perú S.A.A** cumple con poner en su conocimiento que con fecha 5 de noviembre de 2001 se llevó a cabo la Junta Universal de Accionistas de su filial Telefónica Servicios Internet del Perú S.A.C., la mismo que aprobó el Proyecto de Fusión Simple por Absorción en los mismos términos que lo hiciera su respectiva Junta General de Accionistas. Como consecuencia de ello, Telefónica Data Perú S.A.A. absorberá a la referida filial, cuya personalidad jurídica se extinguirá sin disolverse a la fecha de entrada en vigencia de la operación, esto es, al 31 de diciembre de 2001, y asumirá a título universal y en bloque los derechos, obligaciones y relaciones jurídicas de ésta.

Sin otro particular, quedamos de ustedes.

Atentamente,

VICTOR C. SCHWARTZMANN LARCO
Representante

GGR-135-A-311-2001

September 25, 2001

The Board of Directors of Telefónica Data S.A. has reached the following agreements:

- Approved the Merger by Acquisition Project, by which Telefónica Data S.A. will acquire its subsidiary, Telefónica Servicios Internet del Perú S.A.C., Telefónica Data S.A. ownes 100% of the shares.
- Call for Special Shareholders Meetings for Classes B and C and a Shareholder's Meeting for November 5, 9 and 14 of 2001 as first, second and third call, respectively. The said meetings will be held in Av. Arequipa 1155, San Beatriz, Lima, with the following schedule:

  - Special Shareholders Meeting Class C : 9:00 AM
  - Special Shareholders Meeting Class B: 9:30 AM
  - Shareholders Meeting: 10:00 AM

  The Agenda for the Special Shareholders Meetings will be the unification of the shares classes and the approval of the company's by-laws modification before the Shareholders Meeting. Besides, the Shareholders Meeting will have to pronounce about the Simple Merger by Acquisition Project, the modification of the company's by-laws, the designation of the titular and alternate directors and determine their annual fee, as well as the approval of the policy for the payment of the dividends.
- Was agreed that the dates to record and register the assistance to the above mentioned Meetings, will be October 19 and 24, respectively.
- In agreement with the powers given by the Annual Shareholders Meeting, was designated Medina, Zaldivar & Asociados S.Civil, member of Andersen Worldwide SC, as external auditors for the present fiscal year.

Telefónica

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COMISIÓN NACIONAL SUPERVISORA DE EMPRESAS Y VALORES – CONASEV-
Presente.-

Ref.-Hecho de Importancia

De nuestra consideración:

En cumplimiento de lo establecido en el artículo 28° de la Ley del Mercado de Valores y en las Resoluciones CONASEV N° 307-95-EF/94.10 y N° 722-97-EF/94.10, hacemos de su conocimiento que en la fecha el Directorio de **Telefónica Data Perú S.A.A.** adoptó los siguientes acuerdos que constituyen Hechos de Importancia:

- Aprobó el Proyecto de Fusión Simple por Absorción en virtud del cual absorberá a su filial Telefónica Servicios Internet del Perú S.A.C., en la cual tiene una participación del 100%.

- Convocó a Juntas Especiales de Accionistas de Clases B y C y a Junta General de Accionistas para los días 5, 9 y 14 de noviembre de 2001 en primera, segunda y tercera citación, respectivamente. Dichas Juntas se realizarán en la Av. Arequipa 1155, Santa Beatriz, Lima, en los siguientes horarios:

  Junta Especial de Accionistas de Clase C, a las 9:00 horas.
  Junta Especial de Accionistas de Clase B, a las 9:30 horas
  Junta General de Accionistas, a las 10:00 horas.

La agenda a tratar en las indicadas Juntas Especiales de Accionistas será la unificación de las clases de acciones y conformidad respecto de la propuesta de modificación del

Telefónica

Estatuto Social en forma previa a la Junta General. Por su parte, la Junta General de Accionistas tendrá como agenda pronunciarse sobre el Proyecto de Fusión Simple por Absorción, la modificación del Estatuto Social, la elección de directores titulares y alternos y determinación de su retribución anual, así como la aprobación de la política de pago de dividendos.

- Estableció como fechas de corte y registro para la asistencia a las referidas Juntas los días 19 y 24 de octubre, respectivamente.
- En ejercicio de las facultades delegadas por la Junta Obligatoria Anual de Accionistas, designó a la firma Medina, Zaldivar & Asociados S. Civil, miembro de Andersen Worldwide SC, como auditor externo para el presente ejercicio económico.

Sin otro particular, quedamos de ustedes.

Atentamente,

VICTOR C. SCHWARTZMANN LARCO
Representante

GGR-135-A-313-2001

September 25, 2001

Dear sirs,

On September 24th, Telefónica Data Perú S.A.A. acquired from Telefónica Datacorp S.A. the only share of Telefónica Servicios Internet del Perú S.A.C. that was not owned by Telefónica Data Perú S.A.A.. Therefore, has reached the 100% of its capital stock.

Sincerely yours,

Telefónica

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Señores
COMISIÓN NACIONAL SUPERVISORA DE EMPRESAS Y VALORES -CONASEV-
Presente.-

Ref.-Hecho de Importancia

De nuestra consideración:

En cumplimiento de lo establecido en el artículo 28° de la Ley del Mercado de Valores y en las Resoluciones CONASEV N° 307-95-EF/94.10 y N° 722-97-EF/94.10, hacemos de su conocimiento que con fecha 24 de septiembre pasado, **Telefónica Data Perú S.A.A.** adquirió de Telefónica Datacorp, S.A. la única acción representativa del capital social de Telefónica Servicios Internet del Perú S.A.C que a tal fecha no era de su titularidad, en virtud de lo cual ha alcanzado en el capital social de ésta una participación del 100%.

Sin otro particular, quedamos de ustedes.

Atentamente,

VICTOR C. SCHWARTZMANN LASCO
Representante

FREE TRANSLATION

GGR-135-a-317-2000

September 28, 2001

Please be advised that Mrs. Carmela Galarza Guillén has been appointed General Manager of Post Sales Operations and that Mr. Guillermo Checa Gjurinovic has been appointed General Manager of Development and Implementation of Solutions.

Telefónica

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COMISIÓN NACIONAL SUPERVISORA DE EMPRESAS Y VALORES -CONASEV-
Presente.-

Ref.- HECHOS DE IMPORTANCIA

De nuestra consideración :

De conformidad con lo establecido en el artículo 28° de la Ley de Mercado de Valores y en el Reglamento de Hechos de Importancia e Información Reservada, Telefónica Data Perú S.A.A cumple con poner en su conocimiento que en la fecha se designó a la señora Carmela Galarza Guillén, identificada con DNI N° 06742193, como Gerente Central de Operaciones Post Venta, y a la señor Guillermo Checa Gjurinovic, identificado con DNI N° 07886625, como Gerente Central de Desarrollo e Implementación de Soluciones.

Sin otro particular, quedamos de ustedes.

Atentamente.

VÍCTOR C. SCHWARTZMANN LARCO
Representante

DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212-450-4000
FAX 212-450-3800

WRITER'S DIRECT
(212) 450-6095

15, AVENUE MATIGNON
75008 PARIS

MESSETURM
60308 FRANKFURT AM MAIN

17-22, AKASAKA 2-CHOME
MINATO-KU, TOKYO 107-0052

3A CHATER ROAD
HONG KONG

June 8, 2001

Ms. Amy O'Brien
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Telefónica Data Perú Holding, S.A.A. — Application for Exemption Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934**
File Number: 82-5133

Dear Ms. O'Brien:

On behalf of Telefónica Data Perú Holding, S.A.A. (the "**Company**") and in connection with the Company's application for exemption from Section 12(g) of the Securities Exchange Act of 1934 under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "**Commission**") a copy of a letter from Morgan Guaranty Trust Company of New York, as depositary for the American Depositary Shares of Telefónica del Perú S.A.A. ("**TdP**"), dated June 1, 2001, which describes the mechanics necessary for TdP shareholders to receive shares of the Company in the spin-off. These materials as well as the Information Statement, dated December 11, 2000, which was previously submitted to the Commission on March 13, 2001, are the only communications distributed by the Company to shareholders.

In addition, enclosed please find a copy of the Company's listing application, as presented to the *Bolsa de Valores de Lima* (the "**Lima Stock Exchange**"), which was already submitted for your review. Since no English translations, versions, or summaries were prepared, we hereby furnish a revised

description in English of the materials contained in the listing application pursuant to Rule 12g3-2(b)(4) and pursuant to our conversations with you.

The Company has informed us the shares have been approved for listing on the Lima Stock Exchange. The share distribution date for the spin-off is expected to take place on June 15, 2001.

If you have any questions, please do not hesitate to contact Maurice Blanco at (212) 450-4086 or the undersigned (212) 450-6095. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Very truly yours,

Manuel Garciadiaz

Enclosures

JPMorgan

To the Registered Holders of American Depositary Receipts ("ADRs") evidencing American Depositary Shares ("ADSs"), each ADS representing 10 class B shares of Telefónica del Perú S.A.A.:

Morgan Guaranty Trust Company of New York ("Morgan"), as Depositary for the ADSs has been notified by Telefónica del Perú S.A.A. ("TdP") that on December 22, 2000, TdP shareholders approved a proposal from the board of directors to spin-off its wireless and data businesses to existing shareholders, establishing two independent companies which will operate under the names Telefónica Móviles Perú Holding S.A.A. ("WirelessCo") and Telefónica Data Perú S.A.A. ("DataCo") (collectively, the "SpinCos"). In December 2000, TdP distributed to its shareholders an Information Statement describing the spin-offs and the SpinCos.

TdP has informed Morgan that the new SpinCos class B shares will be distributed through a pro rata transfer of shares in the SpinCos to eligible TdP shareholders on the basis of 0.1695457872 class B shares of WirelessCo and 0.0121298619 class B shares of DataCo for every one (1) class B share of TdP held. Accordingly, given the TdP ADR ratio of one (1) ADS: ten (10) TdP class B shares, holders of TdP ADRs will be entitled to receive 1.695457872 class B shares of WirelessCo and 0.121298619 class B shares of DataCo for each ADS held as of the ADR record date of June 15, 2001 (the "record date").

Neither of the SpinCos will establish an ADR facility for its class B shares. Morgan has been informed by TdP that each SpinCo has submitted an application, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for an exemption from the registration requirements of Section 12(g) of the Exchange Act. Morgan has been informed that TdP may distribute the SpinCos class B shares to TdP ADR holders without registration under the Securities Act of 1933, as amended. To receive the SpinCos class B shares, ADR holders on the books of the Depositary on the record date, must direct Morgan, through its Custodian, Banco Wiese Sudameris, to deliver the SpinCos class B shares in Peru as instructed by such holder. Failure to provide such direction, through the delivery of the enclosed Form of Election, will be deemed to authorize Morgan, as such holder's agent, to sell the SpinCos class B shares and to distribute the net cash proceeds, if any, to the corresponding TdP ADR holders entitled thereto in accordance with the Deposit Agreement governing such ADSs.

ADR holders who do not have a securities account in Peru may be required to pay share transfer processing fees. Any such fees will be payable to the Custodian prior to the SpinCos class B shares being distributed to holders. Holders who do not have a securities account in Peru must call either Mr. Miguel Velez on 011.511.427.7711 or Ms. Pilar Gaspar on 011.511.427.1131, at Banco Wiese Sudameris, to obtain information on any such fees or to see if they qualify to open such an account. Neither Morgan nor its Custodian has any obligation to assist in the creation of any accounts in Peru or, except to the extent provided for above, in the delivery of the class B shares thereto. Morgan, through its Custodian, will endeavor to deliver SpinCos class B shares to holders electing to receive such shares until June 29, 2001. Any SpinCos class B shares remaining on deposit in the account of the Custodian after said date may be sold, if possible, and the net cash proceeds, if any, will be distributed to such TdP ADR holders entitled thereto.

Enclosed is a Form of Election, which must be properly executed and received by the Depositary on or before 3:00 p.m. (Eastern Standard Time) on June 25, 2001. If no Form of Election is received by such time or if a holder's Form of Election is not properly completed, the Depositary will endeavor to sell the SpinCos class B shares to which such holders are entitled and distribute the net cash proceeds thereof, if any, on behalf of such holders in accordance with the terms of the Deposit Agreement governing such ADSs as soon as practicable after receipt of the SpinCos class B shares. If you wish to receive your SpinCos entitlement in the form of cash, you need not return the Form of Election.

IMPORTANT INFORMATION REGARDING YOUR ELECTION:

- **SpinCos class B shares are NOT U.S. securities nor are they listed on any U.S. exchange, and they will trade in Peru in Peruvian Soles on the Lima Stock Exchange.**
- **SpinCos class B shares are quoted in Peruvian Soles and, as such, may not appear quoted in U.S. newspapers.**
- **SpinCos class B shares will pay future dividends, if any, in foreign currency and not in U.S. dollars. You will receive payments directly from Peru, or into your account in Peru, and will need to convert the foreign currency on your own and repatriate said funds into the U.S., should you so desire.**
- **SpinCos class B shares are NOT serviced by a U.S. transfer agent.**

- **If you do not have a securities account in Peru, or if you wish to receive your SpinCos class B shares in certificated form, you MUST call Banco Wiese Sudameris to obtain information on the share transfer processing fees. Your SpinCos class B shares will NOT be distributed to you until any such fees have been paid.**

If you are the registered holder of TdP ADSs, but not the beneficial owner (i.e., you are a nominee, custodian, or other intermediary), please make this information available to the beneficial owners immediately.

IMPORTANT NOTICE-**Exchange of ADR certificates: As a result of the spin-off, TdP ADR holders will be required to exchange their existing ADSs for new ADSs, in book-entry form through the Direct Registration System ("DRS"), on the basis of 8.183252 new ADSs for every ten (10) ADSs surrendered. Fractional ADSs resulting from the conversion will be sold and the proceeds, if any, will be allocated in cash.**

To receive evidence of your new ADSs, you must complete the enclosed Form of Election and deliver it with your TdP ADRs to Morgan. A statement reflecting your book-entry holdings of the new ADSs will thereafter be mailed to you. A book-entry statement will not be delivered to you unless you properly complete and deliver the enclosed Transmittal Form together with all of your existing ADRs. Please be advised that any future cash or stock distributions will not be paid on the existing outstanding TdP ADRs until exchanged and thus we suggest you exchange them promptly. There is no charge to exchange your existing ADRs.

You must deliver your ADR certificate(s) and a properly completed Transmittal Form in the enclosed BLUE envelope as follows:

By Mail:
Morgan Guaranty Trust
Company of New York
C/O EquiServe Corporate Reorganization
P.O. Box 9383
Boston, MA 02206-9958

By Overnight Courier:
Morgan Guaranty Trust
Company of New York
c/o Colbent Management
Corporate Reorganization
40 Campanelli Drive
Braintree, MA 02184

SPECIAL NOTE: ADR CERTIFICATE(S) MUST NOT BE RETURNED WITH YOUR FORM OF ELECTION. CERTIFICATES MUST BE RETURNED WITH THE ENCLOSED TRANSMITTAL FORM IN THE ENCLOSED BLUE ENVELOPE.

Under the Interest and Dividend Tax Compliance Act of 1983, as amended, payers must generally withhold 31 percent of interest, dividend, and certain other payments if U.S. resident payees fail to furnish payers with the correct taxpayers identification number ("TIN"). This is referred to as backup withholding and certain penalties may also apply if such number is not provided. The TIN for most individual taxpayers is that taxpayer's social security number. If your TIN does not appear in the box on the front of the Form of Election, then you must furnish it.

Questions may be directed to the J.P. Morgan Service Center at 781-575-4328. For worldwide ADR market information, please visit our web site at adr.com.

Morgan Guaranty Trust Company of New York,
Depositary

Dated: June XX, 2001

Attached is the application for Telefónica Data Perú Holding, S.A.A. (the "**Company**") to list its shares on the Lima Stock Exchange. The application includes the following information:

(1) Annex 1 provides the Balance Sheet of the Company as of November 17, 2000;

(2) Annex 2 provides the Certificate of Registration of the Company as filed with the Judicial Registry Office of Lima and Callao;

(3) Annex 3 provides the by-laws of the Company (including its corporate charter).

(4) Annex 4 presents the Contract for CAVALI (Peru's clearinghouse institution) to register the Company's shares in book-entry form;

(5) Annex 5 provides the list of shareholders who hold more than 5% of the Company's capital stock, and a list of directors and senior management of the Company;

(6) Annex 6 provides the list of all affiliates of the Company and their respective directors and management;

(7) Annex 7 provides a certificate by the Company to the Lima Stock Exchange, declaring that it is a corporation engaged in the data transmission business;

(8) Annex 8 provides a specimen certificate of the Company's shares;

(9) Annex 9 provides a certificate declaring that the Company's shares are free from liens or encumbrances; and

(10) Annex 10 provides the Resolution of CONASEV (the Peruvian Securities Commission) approving the registration of the shares of the Company.

BOLSA DE VALORES DE LIMA
RECEPCION
19 DIC. 2000
N°
V° B°

Telefónica

SUMILLA: **SOLICITA INSCRIPCIÓN DE ACCIONES EN EL REGISTRO DE VALORES DE LA BOLSA DE VALORES DE LIMA**

Señor Presidente de la Bolsa de Valores de Lima:

TELEFÓNICA DATA PERÚ HOLDING S.A.A., señalando domicilio para estos efectos en Avenida Arequipa 1155, Santa Beatriz, Lima (en adelante, la "Sociedad", debidamente representada por el señor Víctor Carlos Schwartzmann Larco, identificado con Documento Nacional de Identidad No.08234765, según poder que consta en la escritura pública de constitución social que se adjunta; a usted respetuosamente decimos:

Que, conforme consta en la escritura pública de constitución de la Sociedad, se adoptó la forma social de sociedad anónima abierta.

En tal sentido, de conformidad con lo dispuesto en los Artículo 252 de la Ley General de Sociedades y 26 de la Ley del Mercado de Valores, aprobada por Decreto Legislativo No. 861, se acordó inscribir todas las acciones de la Sociedad, incluso las acciones Clases "A-1" y "C" que se emitan como consecuencia del primer aumento de capital social, en el Registro de Valores de la Bolsa de Valores de Lima y en el Registro Público del Mercado de Valores que lleva la Comisión Nacional Supervisora de Empresas y Valores (CONASEV), para su cotización en la Bolsa de Valores de Lima.

Que, para la inscripción de las acciones en el Registro Público del Mercado de Valores que lleva la Comisión Nacional Supervisora de Empresas y Valores (CONASEV), resulta suficiente haber efectuado previamente la inscripción de las mismas en la Rueda de Bolsa de la Bolsa de Valores de Lima.

POR TANTO:

A usted solicitamos admitir a trámite la presente solicitud y disponer el listado de las acciones de la Sociedad en el Registro de Valores de la Bolsa de Valores de Lima.

PRIMER OTROSI DECIMOS: Que la Sociedad es una subsidiaría de Telefónica del Perú S.A.A., la misma que controla el 99.999 por ciento del capital social.

SEGUNDO OTROSI DECIMOS: Cumplimos con adjuntar a la presente solicitud la siguiente documentación en tres (3) ejemplares:

Anexo 1: Balance General de Apertura de la Sociedad a la fecha de constitución.

Anexo 2: Copia simple actualizada de la ficha registral de la Sociedad, expedida por el Registro de Personas Jurídicas de la Oficina Registral de Lima y Callao.

Anexo 3: Copia simple de la escritura pública de constitución social de la Sociedad, en la cual consta:

a. La constancia de inscripción ante el Registro de Personas Jurídicas de la Oficina Registral de Lima y Callao;

b. El acuerdo de inscribir todas las acciones de la Sociedad, incluyendo las acciones Clases "A-1" y "C";

Telefónica

c. El sometimiento a las normas y disposiciones de la Bolsa de Valores de Lima;

d. La política de dividendos aprobada para el ejercicio fiscal de 2000; y

e. La designación de los representante de la Sociedad ante la Bolsa de Valores de Lima durante la vigencia del listado, así como la autorización para tramitar la presente solicitud.

Anexo 4: Constancia de haber celebrado el contrato para la Representación de Valores por Anotaciones en Cuenta, expedida por CAVALI I.C.L.V. S.A.

Anexo 5: Relación de accionistas que representan una participación superior al cinco por ciento (5%) del capital social, directores y plana gerencial de la Sociedad; así como de las personas jurídicas integrantes del grupo económico al que pertenece.

Anexo 6: Información sobre grupos económicos a que se refieren los artículos 7 y 8 de la Resolución Conasev No. 722-97-EF, de acuerdo a los formatos indicados en los Anexos I y II de dicha resolución.

Anexo 7: Informe indicando los principales negocios de la Sociedad proyectos y otros aspectos de carácter relevante para los inversionistas.

Anexo 8: Modelo del valor.

Anexo 9: Declaración de que los valores a ser listados se encuentran libres de todo gravamen.

Anexo 10: Copia del Registro Unico de Contribuyente de la Sociedad.

TERCER OTROSI DECIMOS: Que referente a los requisitos de estados financieros auditados y memoria anual correspondientes a los dos últimos ejercicios económicos – 1998 y 1999 --, éstos no resultan aplicables toda vez que la Sociedad se constituyó en octubre de 2000.

Lima, 7 de diciembre de 2000.

Martinez, con Documento Nacional de Identidad N°41356876; Victor Carlos Schwartzmann Larco, identificado con Documento Nacional de Identidad N° 08234765;= = = = = = = = = = = = = =

José Javier Manzanares Gutiérrez, identificado con carné de extranjería N° N-87013; Antonio Juan Francisco Villa Mardon, identificado con Documento Nacional de Identidad N° 10840875 y Oscar Orlando Portocarrero Quevedo, identificado con Documento Nacional de Identidad N° 08866447, todos ellos con domicilio para estos efectos en Av. Arequipa 1155, Santa Beatriz, Lima, quienes se encuentran facultados a presentar la solicitud de inscripción correspondiente ante la Bolsa de Valores de Lima y en general, toda la documentación que sea necesaria para dichos efectos.= =

<u>**SEGUNDA CLÁUSULA ADICIONAL**</u>.- Para efectos de la inscripción de las acciones Clases "A-1", "B" y "C" en el Registro de Valores de la Bolsa de Valores de Lima y en el Registro Público del Mercado de Valores que lleva CONASEV, la Sociedad quedará sometida a las normas y disposiciones de la Bolsa de Valores de Lima.= =

<u>**TERCERA CLÁUSULA ADICIONAL**</u>.- La política de dividendos de la Sociedad será la siguiente:= = = = = = = = = = = = = = = = = =

Se destinará al pago de dividendos hasta el 50 por ciento de las utilidades netas del ejercicio, pudiendo tales dividendos ser pagados en calidad de provisionales o de definitivos para cada ejercicio, conforme al siguiente calendario: = = = = = =

Pago del dividendo provisional: a partir del 1° de diciembre de cada ejercicio.= =

Pago del dividendo definitivo: con posterioridad a la

celebración de la Junta que lo declare y a partir del 1° de junio.= =

En cada oportunidad, el Directorio fijará la fecha de corte que aplicará a efectos del pago de los dividendos. = = = = = = =

La política de dividendos antes acordada podrá ser modificada por acuerdo de Junta de Accionistas.= = = = = = = = = = = = =

CUARTA CLÁUSULA ADICIONAL.- Los otorgantes, en su calidad de accionistas, eligen por unanimidad el primer Directorio de la Sociedad, que estará integrado por las siguientes personas:= =

Alfonso Bustamante y Bustamante, identificado con Documento Nacional de Identidad N° 30849678, domiciliado para estos efectos en Av. Arequipa 1155, Santa Beatriz, Lima, quien lo presidirá;= =

José Ramón Vela Martínez, identificado con Documento Nacional de Identidad N° 413568766, domiciliado para estos efectos en Av. Arequipa 1155, Santa Beatriz, Lima; y, = = = = = = = = = =

Jesús Equiza Escudero, de nacionalidad española, identificado con carné de extranjería N° N-97536, domiciliado para estos efectos en Jorge Basadre N° 592, piso 7, San Isidro. = = = = =

QUINTA CLÁUSULA ADICIONAL.- Los otorgantes eligen como Gerente General de la Sociedad al señor Jesús Equiza Escudero, de nacionalidad española, identificado con carné de extranjería N° N-97536, domiciliado para estos efectos en Jorge Basadre N° 592, piso 7, San Isidro. =

Agregue usted, señor Notario, las cláusulas de ley, inserte los comprobantes de depósito en institución bancaria de las sumas pagadas por concepto de capital y pase los partes respectivos a los Registros Públicos.= = = = = = = = = = = = = = = = = = = =

tenido la condición de tales = = = = = = = = = = = = = = = = =

Para cualquier intervención de los jueces y tribunales ordinarios dentro de la mecánica arbitral y la ejecución del laudo, el asunto será sometido a la jurisdicción de los jueces y tribunales del Distrito Judicial del Cercado de Lima. = = =

DISPOSICIÓN TRANSITORIA =

PRIMERA.- Lo dispuesto en los artículos 5 último párrafo, 9, 11, 25, 26, 27, 28, 35 primer acápite del literal d) y 38 literal b), del Estatuto entrará en vigencia en la misma fecha de la Junta General de Accionistas que apruebe el aumento de capital y consecuente emisión de las acciones de las Clases "A-1" y "C". Mientras tanto, resultará de aplicación lo dispuesto en los literales siguientes:= = = = = = = = = = = = = = = = =

El régimen de gobierno de la Sociedad está encomendado a la Junta General de Accionistas, al Directorio y a la Gerencia, que ejercen sus funciones de conformidad con la ley y este estatuto;= =

El Directorio estará conformado por 3 miembros. = = = = = = =

En el caso de ausencia o impedimento del director titular, éste podrá hacerse representar por otro director mediante poder otorgado por cualquier medio escrito, incluido el telefax, dirigido a la Secretaría del Directorio;= = = = = = = = = = =

El periodo del Directorio termina en la misma oportunidad en que la Junta General de Accionistas resuelve incrementar el capital social y emitir las acciones Clases "A-1" y "C", o el 31 de diciembre de 2001, lo que ocurra primero; pero los directores continuarán en sus cargos aunque hubiese concluido su periodo mientras no se produzca nueva elección; = = = = =

Jaime Murguía Cavero
NOTARIO PUBLICO DE LIMA

Producido el aumento de capital y emisión de acciones Clases "A-1" y "C", el Directorio - bajo responsabilidad - deberá convocar a Juntas Especiales para la designación de los miembros del Directorio, bajo los términos establecidos en el Artículo 27 del Estatuto Social; y = = = = = = = = = = = = = =

El Presidente del Directorio presidirá las Juntas Generales y los actos oficiales de la Sociedad.= = = = = = = = = = = = = =

SEGUNDA.- Sin perjuicio de lo establecido en el artículo 5 del Estatuto, la Junta General de Accionistas podrá acordar, en el caso que el primer aumento de capital se produzca por efecto de fusión, reorganización simple o cualquier otro mecanismo de reorganización societaria, que la Sociedad emita acciones Clase "C" en favor de los accionistas que, por efecto de la reorganización, adquieran la calidad de trabajadores de la Sociedad.= =

PRIMERA CLÁUSULA ADICIONAL.- De conformidad con lo dispuesto en los Artículo 252 de la Ley General de Sociedades y 26 de la Ley del Mercado de Valores, aprobada por Decreto Legislativo No. 861, se acuerda inscribir todas las acciones de la Sociedad, incluso las acciones Clases "A-1" y "C" que se emitan como consecuencia del primer aumento de capital social, en el Registro de Valores de la Bolsa de Valores de Lima y en el Registro Público del Mercado de Valores que lleva la Comisión Nacional Supervisora de Empresas y Valores (CONASEV), para su cotización en la Bolsa de Valores de Lima.= = = = = = = = = =

Para dichos efectos, queda designado como representante de la Sociedad ante la Bolsa de Valores de Lima durante la vigencia del listado de las acciones, los señores José Ramón Vela

ejercicio vencido y el estado de sus negocios. = = = = = = = =

TITULO V =

REORGANIZACIÓN DE LA SOCIEDAD = = = = = = = = = = = = = = = =

Artículo 46°.- La transformación, fusión, escisión y, en general, cualquier otra forma de reorganización de la Sociedad se sujetará a las disposiciones contenidas en los artículos 333° al 395 de la Ley General de Sociedades y demás disposiciones pertinentes.= = = = = = = = = = = = = = = = = =

TÍTULO VI =

DISOLUCIÓN, LIQUIDACIÓN Y EXTINCIÓN DE LA SOCIEDAD = = = = = =

Artículo 47°.- La disolución, liquidación y extinción de la Sociedad se sujetará a las disposiciones contenidas en los artículos 407 al 422 de la Ley General de Sociedades y demás disposiciones pertinentes.= = = = = = = = = = = = = = = = = =

TITULO VII =

ARBITRAJE =

Artículo 48°.- Toda clase de controversias o desacuerdos entre los accionistas o los administradores y la Sociedad, incluyendo, sin que la enumeración siguiente tenga carácter limitativo, aquéllos que surjan entre éstos respecto de sus derechos, los relativos al cumplimiento de los estatutos y validez de los acuerdos, las impugnaciones y nulidad de acuerdos o actos de los órganos sociales, las impugnaciones de juntas generales de accionistas y cualquier otro que verse sobre materias relacionadas con las actividades de la Sociedad, fin u objeto social, ya sea durante el período social o durante la liquidación, serán sometidos a la decisión inapelable de un tribunal arbitral compuesto de tres miembros de los cuales uno

será nombrado por cada una de las partes y el tercero será nombrado por los dos árbitros así designados.= = = = = = = = =
En caso hubiera más de un accionista o administrador con la misma diferencia o controversia contra la Sociedad, el segundo árbitro será designado por mayoría simple entre ellos y, de no ser posible, se recurrirá al Centro de Conciliación y Arbitraje Nacional e Internacional de la Cámara de Comercio de Lima.= =
Si no existiera acuerdo sobre la designación del tercer árbitro o si cualquiera de la partes no designase al suyo dentro de los diez días hábiles de ser requerida por la otra parte, el nombramiento correspondiente se hará a petición de cualquiera de las partes, por el Centro de Conciliación y Arbitraje Nacional e Internacional de la Cámara de Comercio de Lima.
El arbitraje se llevará a cabo en la ciudad de Lima y no deberá exceder de 60 días hábiles contados desde la fecha de instalación del tribunal arbitral, pudiendo los árbitros prorrogar dicho plazo en una o más oportunidades. = = = = = =
El arbitraje será de conciencia a no ser que cualquiera de las partes solicite que el arbitraje sea de derecho, caso en el cual esta forma de arbitraje será obligatoria y los árbitros deberán ser abogados.= =
El pacto arbitral contenido en el presente artículo será plenamente eficaz aún cuando al momento de plantearse la controversia el accionista o administrador hubieren dejado de serlo, siempre que la controversia se origine en hechos vinculados a la relación entre el accionista o el administrador y la Sociedad, ocurridos en el tiempo en que aquéllos hubieren

el Gerente General utilice el título de Presidente Corporativo, los Gerentes Centrales podrán utilizar el título de Vicepresidente Ejecutivo seguido de la indicación del área de actividad correspondiente.= = = = = = = = = = = = = = = = = = =

Nombrar, contratar, promover o despedir por sí mismo o por intermedio de sus representantes, a los trabajadores, con excepción de los Gerentes Centrales y funcionarios del mismo nivel.= =

Establecer la política de personal y recursos humanos y aprobar la estructura salarial de la empresa, excepto las remuneraciones de los Gerentes Centrales y funcionarios del mismo nivel.= =

Ejercer todas aquellas facultades que sean compatibles con las funciones que desempeña y con lo establecido en la ley y en este estatuto, así como cumplir con los encargos que le confiera en cada caso el Directorio mediante el otorgamiento de poderes a su favor.= =

Dentro de los limites y en la forma que fije el Directorio autorizar la colocación, retiros, transferencias y enajenación de fondos, rentas y valores pertenecientes a la Sociedad en instituciones del país y del exterior; celebrar contratos de crédito documentario; otorgar y contraer préstamos; solicitar y otorgar fianzas; ordenar abonos, cargos y transferencias; contratar cajas de seguridad, operarlas y cancelarlas; abrir y cerrar cuentas corrientes, de crédito o de cualquier otra naturaleza, con o sin garantía; girar, endosar y protestar cheques; girar, aceptar, endosar, avalar, prorrogar, descontar, negociar y protestar letras de cambio y pagarés, cartas de

Jaime Murguía Cavero
NOTARIO PUBLICO DE LIMA

crédito o cartas órdenes y otros efectos de giro y de comercio; endosar conocimientos de embarque y pólizas de seguros; obtener, recibir y endosar warrants y certificados de depósito y, en general, realizar toda clase de operaciones con emisiones de bonos, obligaciones, deuda y cualquier otro título valor, ante instituciones bancarias y financieras o, en general, ante cualquier persona natural o jurídica.= = = = = = = = = = = = =

Celebrar contratos, convenios y compromisos que tengan relación con las actividades de la Sociedad dentro de los límites que fije el Directorio.= =

Someter al Directorio con toda oportunidad balances periódicos, así como el balance de cada año conjuntamente con los elementos que se requieran para preparar la memoria anual que debe someterse a la consideración de la Junta General de Accionistas.= =

Artículo 44°.- Los demás gerentes de la Sociedad tendrán las atribuciones que les confiera la ley, el Directorio y el Gerente General.= =

TITULO IV =

ESTADOS FINANCIEROS Y APLICACIÓN DE UTILIDADES = = = = = = = =

Artículo 45°.- El Directorio está obligado a formular luego de finalizado el ejercicio social los estados financieros, la propuesta de aplicación de utilidades y la memoria anual, con la antelación necesaria para ser sometidos, conforme a ley, a la consideración de la Junta Obligatoria Anual de Accionistas.

De los documentos indicados en el párrafo anterior debe resultar con claridad y precisión la situación económica y financiera de la Sociedad, los resultados obtenidos en el

caso podrá utilizar el título de Presidente Ejecutivo. = = = =

CAPITULO VII =

DE LA GERENCIA =

Artículo 41° La Gerencia de la Sociedad estará a cargo de una o más personas naturales o jurídicas. En caso de designarse a más de un Gerente, el Directorio designará a un Gerente General, en quien recaerán todas las atribuciones y funciones previstas para el cargo en este estatuto y las demás que le otorgue el Directorio y la Junta General de Accionistas. El Gerente General podrá usar el título de Presidente Corporativo. El Directorio podrá nombrar un Gerente General suplente quien asumirá las funciones del Gerente General en caso de ausencia o impedimento de éste. Se presume de pleno derecho la ausencia o impedimento del Gerente General con la sola actuación del suplente.= =

Artículo 42°.- El Gerente General, si no es director, participa en las sesiones del Directorio con voz pero sin voto. Asimismo, tendrá derecho a asistir, con voz pero sin voto, a las Juntas Generales y Especiales de Accionistas, salvo que concurra en calidad de accionista o como representante de accionistas.= =

Artículo 43°.- El Gerente General es el ejecutor de las disposiciones del Directorio y de la Junta General de Accionistas y está investido de la representación de la Sociedad. = = = =

El Gerente General esta relevado de la representación judicial y procesal de la Sociedad. Las facultades generales y especiales de representación procesal señaladas en el código de la materia, desde su nombramiento serán asumidas por el o los gerentes o funcionarios o cualesquier otros representantes que

Jaime Murguía Cavero
NOTARIO PUBLICO DE LIMA

el Directorio designe.= = = = = = = = = = = = = = = = = = = =

Sin perjuicio de los poderes que en cada caso otorgue el Directorio o la Junta General de Accionistas en favor del Gerente General, las principales atribuciones de este funcionario son las siguientes:= = = = = = = = = = = = = = =

Organizar el régimen interno de la Sociedad y dirigir las operaciones de ésta, de conformidad con el estatuto, los acuerdos de las Juntas Generales y los del Directorio.= = = =

Inspeccionar los libros y operaciones de la Sociedad, llevar la correspondencia y cuidar de la organización, existencia, regularidad y veracidad de los libros de contabilidad. = = = =

Delegar o sustituir, total o parcialmente, las facultades o atribuciones que le confiere este estatuto o que le hubieren sido delegadas por el Directorio, así como revocar la delegación o sustitución.= = = = = = = = = = = = = = = = = =

Expedir las declaraciones, constancias y certificaciones que sea necesario extender a nombre de la Sociedad, con salvedad de las señaladas en el artículo 31 y en el segundo párrafo de este artículo.= =

Procurar el manejo adecuado y ordenado de los gastos, cuidando de los bienes y fondos sociales y dando cuenta al Directorio de las condiciones y progresos de los negocios y operaciones de la Sociedad y de las cobranzas, inversiones y fondos disponibles.=

Proponer al Directorio la estructura orgánica de la Sociedad hasta el nivel de las Gerencias Centrales y otras áreas de la misma jerarquía, así como el nombramiento y remoción de los funcionarios a cargo de éstas.= = = = = = = = = = = = = = =

En el caso de que el Directorio designe

está bajo control común de accionistas titulares de las acciones "A-1".= =
Los accionistas titulares de acciones que representan más del uno por ciento (1%) del capital social de la Sociedad; y, = =
Los directores de la Sociedad y las empresas en las cuales tengan una participación mayoritaria. = = = = = = = = = = = =
La designación de los auditores externos de la Sociedad cuando ello sea delegado por la Junta General.= = = = = = = = = = = =
Proponer a la Junta General el importe de los dividendos definitivos que deben distribuirse y acordar el reparto de dividendos a cuenta . La propuesta deberá pronunciarse sobre la procedencia o no de la distribución de dividendos en efectivo.=
Artículo 36°.- Los acuerdos que adopte el Directorio se harán constar en actas extendidas en un libro especial legalizado conforme a ley, en hojas sueltas o en cualquier otra forma que permita la ley.= =
Excepcionalmente, cuando por cualquier circunstancia no pudiese asentarse según corresponda el acta de una sesión, se extenderá en documento especial, el que se transcribirá o insertará en su oportunidad al libro respectivo o donde corresponda, con sujeción a las formalidades previstas en el artículo 136 de la Ley General de Sociedades.= = = = = = = = = = = = = = = = = =
Las actas de las sesiones del Directorio serán firmadas por quienes actuaron como Presidente y Secretario. = = = = = = = =

Jaime Murguía Cavero
NOTARIO PUBLICO DE LIMA

CAPITULO V =

DE LA PRESIDENCIA =

Artículo 37°.- El Presidente del Directorio es elegido entre los directores en la primera sesión del Directorio, luego de

su elección e instalación.= = = = = = = = = = = = = = = = = = =
En caso que el Presidente dejase de ser director por cualquier causa, el Directorio en la siguiente sesión luego de producirse tal causa procederá a la elección de un nuevo Presidente cuyo mandato será por el resto del período.= = = = = = = = = = = =

Artículo 38°.- El Presidente del Directorio tiene las siguientes atribuciones:= = = = = = = = = = = = = = = = = = = =
Ejercer las funciones de representación institucional. = = = =
Presidir las Juntas Generales y Juntas Especiales y los actos oficiales de la Sociedad.= = = = = = = = = = = = = = = = = = =
Convocar y presidir las sesiones del Directorio.= = = = = = =
Emitir voto dirimente en los casos en que se produzca empate en las votaciones del Directorio.= = = = = = = = = = = = = = = =
Ejercer cualquier otra facultad que el Directorio le delegue con las facultades y atribuciones que al efecto se le confieran en el poder específico que se le otorgue. = = = = = = = = = =

Artículo 39°.- El Directorio podrá designar uno o más vice-presidentes, quienes reemplazan al Presidente en caso de ausencia o impedimento, bastando su sola actuación en tal función para acreditar tal ausencia o impedimento. Para su actuación se respetará el orden en el que han sido elegidos.
En caso de ausencia o impedimento temporal del Presidente y de los vicepresidentes en una sesión de Directorio, éste elegirá de su seno a quien presidirá dicha sesión.= = = = = = = = = =

Artículo 40°.- El cargo de Presidente del Directorio y de director es compatible con el de Gerente General. El Directorio podrá otorgar a su Presidente las facultades del Gerente General contempladas en el artículo 43° del estatuto, en cuyo

cuando lo estime conveniente.= = = = = = = = = = = = = = = = =
No puede ser objeto de delegación o sustitución la rendición de cuentas y la presentación de estados financieros a la Junta General, ni las facultades que ésta le conceda al Directorio, salvo que ello sea expresamente autorizado; y = = = = = = = ==
Designar las comisiones o comités que sean necesarios para la buena marcha de la Sociedad, delegando en éstos las funciones y atribuciones que estime conveniente.= = = = = = = = = = = =

Artículo 33°.- El Directorio se reúne por lo menos una vez al mes y cuantas veces lo requiera el interés de la Sociedad.
El Directorio establece las normas necesarias para la citación a sesión y para su desarrollo.= = = = = = = = = = = = = = = =

Artículo 34°.- El quórum para las sesiones del Directorio es de nueve (9) de sus miembros. Cada Director tiene un voto. Salvo por lo dispuesto en el artículo siguiente, los acuerdos del Directorio se adoptan por mayoría absoluta de los directores participantes por si mismos o por representantes. En caso de empate dirime el Presidente.= = = = = = = = = = = = =
Los acuerdos y resoluciones tomados fuera de sesión de directorio por unanimidad de sus miembros tienen la misma validez que si hubieran sido adoptadas en sesión, siempre que se confirmen por escrito.= = = = = = = = = = = = = = = = = = =
EL directorio podrá sesionar en forma no presencial, a través de medios escritos, electrónicos o de otra naturaleza que permitan la comunicación y garanticen la autenticidad del acuerdo. Cualquier director puede oponerse a que se utilice este procedimiento y exigir la realización de una sesión presencial, siempre que la disconformidad sea formulada al

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NOTARIO PUBLICO DE LIMA

menos con 48 horas de antelación a la fecha prevista para la celebración de la sesión no presencial.= = = = = = = = = = = = =

Artículo 35°.- Los acuerdos relacionados con los asuntos que se enumeran a continuación deberán adoptarse por la decisión de por lo menos once (11) de los Directores: = = = = = = = = = = =

La enajenación de los bienes muebles o inmuebles de la Sociedad que tengan un valor de mercado superior a US$ 15'000,000,00 (Quince millones de dólares). = = = = = = = = = = = = = = = = =

La concertación de cualquier tipo de operación con una misma persona natural o jurídica cuyo monto, aisladamente o en conjunto en un solo ejercicio, supere el quince por ciento (15%) del monto total de los ingresos brutos, ajustados por inflación, obtenidos por la Sociedad en el ejercicio anterior, o la cantidad de US$ 100'000.000,00 (Cien millones de dólares), la que resulte menor. No se aplicará lo establecido en este artículo a las operaciones económico - financieras y/o bancarias.= =

El aumento del capital de la Sociedad sin derecho de preferencia en favor de los socios conforme al artículo 259 de la Ley General de Sociedades, cuya ejecución se delegue en el Directorio de conformidad con lo dispuesto en el artículo 206° de la Ley General de Sociedades.= = = = = = = = = = = = = = = =

La realización de cualquier tipo de operación con las siguientes personas:= =

Los accionistas titulares de acciones "A-1" y sus filiales o subsidiarias. A estos efectos, se entenderá como filial o subsidiaria a la persona que, directa o indirectamente a través de uno o más intermediarios, controla, está controlada por, o

forma como se representan las acciones de la Sociedad, pudiendo, asimismo, acordar la conversión de una forma de representación a cualquiera de las otras formas permitidas por las normas aplicables. La determinación de la forma de representación puede ser hecha por clase de acciones y en la oportunidad que considere más conveniente para el interés social. La conversión resuelta por el Directorio se hará a cargo y costo de la Sociedad;= = = = = = = = = = = = = = = = =

Disponer la adquisición de acciones de propia emisión cuando lo considere conveniente a los intereses de la Sociedad y dentro de las autorizaciones y de los límites establecidos en las normas vigentes;= =

Realizar las gestiones y adoptar las medidas pertinentes para la oferta pública o privada de valores en el país o en el exterior, incluyendo los trámites necesarios ante las autoridades correspondientes y la inscripción de la Sociedad en bolsas u otros mercados de valores nacionales o extranjeros;

Autorizar la colocación, retiros, transferencias y enajenación de fondos, rentas y valores pertenecientes a la Sociedad en instituciones del país y del exterior; celebrar contratos de crédito documentario; otorgar y contraer préstamos; solicitar y otorgar fianzas; garantizar y aceptar garantías de todo tipo, en nombre y a favor de la Sociedad ; ordenar abonos, cargos y transferencias; contratar cajas de seguridad, operarlas y cancelarlas; abrir y cerrar cuentas corrientes, de crédito o de cualquier otra naturaleza, con o sin garantía; girar, endosar y protestar cheques; girar, aceptar, endosar, avalar, prorrogar, descontar, negociar y protestar letras de cambio y

pagarés, cartas de crédito o cartas órdenes y otros efectos de giro y de comercio; endosar conocimientos de embarque y pólizas de seguros; obtener, recibir y endosar warrants y certificados de depósito; y, en general, realizar toda clase de operaciones con emisiones de bonos, obligaciones, deuda y cualesquiera otros títulos valores, ante instituciones bancarias y financieras o, en general, ante cualquier persona natural o jurídica;= =

Designar los representantes, asesores externos, apoderados, agentes, contadores, auditores, comisionados y banqueros de que haya de servirse la Sociedad;= = = = = = = = = = = = = = = =

Celebrar contratos de asociación en participación u otras modalidades de contratos asociativos o de asociación de capitales, bienes y servicios;= = = = = = = = = = = = = = =

Constituir, reconocer, aceptar, renunciar, reducir y cancelar todo tipo de hipotecas, prendas, anticresis, usufructo, servidumbre y cualesquiera otros derechos reales o de garantías;= =

Aprobar el presupuesto anual de la Sociedad;= = = = = = = = =

Aprobar los estados financieros, liquidaciones, cuentas y memorias que debe presentarse a la Junta General; = = = = = =

Ejercer las facultades que en su favor delegue válidamente la Junta General de Accionistas;= = = = = = = = = = = = = = = =

Delegar o sustituir total o parcialmente sus facultades o la ejecución de sus acuerdos, en el Presidente del Directorio, en el Gerente General, en uno o varios Directores y en uno o varios funcionarios o empleados de la Sociedad o en personas ajenas a la misma, así como revocar la delegación o sustitución

gestión y de representación legal necesarias para la administración de la Sociedad dentro de su objeto, con la sola excepción de los asuntos que la ley o este estatuto atribuyan a la Junta General. =

Por lo tanto, sin que esta enumeración sea restrictiva sino meramente enunciativa, el Directorio tiene las siguientes facultades:= =

Dirigir todas las operaciones y los asuntos financieros de la Sociedad de conformidad con el estatuto y los acuerdos de las Juntas Generales, así como vigilar la marcha de la Sociedad y dictar los reglamentos internos que considere necesarios; = =

Establecer y modificar la estructura orgánica de la Sociedad, nombrar o remover al Gerente General, y en su caso a los demás gerentes de la Sociedad y funcionarios de similar nivel, fijando sus funciones, facultades y remuneraciones y otorgándoles los poderes con las atribuciones que considere convenientes, así como revocar tales poderes;= = = = = = = = =

Celebrar contratos, convenios y compromisos de toda naturaleza incluidos los que tengan por objeto la adquisición o enajenación de bienes muebles e inmuebles, ya sea a título oneroso o gratuito; en consecuencia podrá, entre otros, celebrar contratos de compraventa, concesión, mutuo, permuta, donación, prestación de servicios, suministro, comodato, fianza, arrendamiento, arrendamiento financiero, seguros, así como todo otro contrato, nominado o innominado, con prescindencia de su objeto y sin reserva ni limitación alguna, pudiendo ceder su posición contractual en los mismos; y someter los asuntos que estime necesarios a arbitraje, celebrar

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NOTARIO PUBLICO DE LIMA

convenios arbitrales o celebrar transacciones judiciales o extrajudiciales, de conformidad con las normas legales vigentes:= =
Celebrar contratos de concesión de servicios públicos de telecomunicaciones o convenir en la prórroga o modificación de los mismos y adoptar todas las medidas que en cualquier momento se requieran para la ejecución de dichos contratos y gestionar la obtención de autorizaciones, licencias, permisos o cualquier otro requerimiento que exijan las normas legales vigentes para la prestación de servicios de telecomunicaciones en general;
Registrar, adquirir, transferir y celebrar contratos de licencia y sublicencia, así como cualquier otro tipo de contrato o convenio respecto o relativo a todo tipo de elementos de la propiedad industrial o intelectual; = = = = =
Decidir la iniciación, continuación, abandono o transacción de procedimientos judiciales o administrativos disponiendo, ya sea dentro o fuera del proceso, el ejercicio de toda acción o excepción, incluyendo la prescripción, en cautela del patrimonio y los intereses de la Sociedad;= = = = = = = = = =
Acordar y realizar todas las operaciones que estime convenientes para adquirir, suscribir, poseer, comprar, ceder, vender, dar en garantía o disponer de cualquier otra manera de las acciones u obligaciones de otras sociedades y efectuar cuantas gestiones sean necesarias para que la Sociedad intervenga en la constitución, modificación, disolución o liquidación de otras sociedades, empresas, negocios o asociaciones;= =
Acordar y disponer en función de los intereses sociales, la

Directorio para que se presuma de pleno derecho tal ausencia o impedimento.= =

en el caso de preverse la ausencia o impedimento tanto del director titular como del director alterno, cualquiera de ellos podrá hacerse representar por otro director mediante poder otorgado por cualquier medio escrito, incluido el telefax, dirigido a la Secretaría del Directorio. En el supuesto que ambos se encontraran ausentes o impedidos y ambos dirigieran cartas a la Secretaría, se tomará como válida la suscrita por el director titular. =

Artículo 28°.- El Directorio es elegido por un término de tres años, pero los directores continuarán en sus cargos aunque hubiese concluido su período mientras no se produzca nueva elección. El período del Directorio termina en la misma oportunidad en que la Junta Obligatoria Anual resuelva sobre el balance de su último ejercicio, a efectos de lo cual el Directorio debe convocar a las respectivas Juntas Especiales de Accionistas para que elijan a los Directores en la misma fecha.= =

Los directores de la Sociedad son reelegibles.= = = = = = = =

Artículo 29°.- No puede ser director de la Sociedad quien se encuentre incurso en los impedimentos previstos por el artículo 161 de la Ley General de Sociedades, ya sea al momento de su elección o durante el ejercicio del cargo. = = = = = = = = =

Artículo 30°.- Los directores pueden ser removidos en cualquier momento por la Junta General de Accionistas o por la Junta Especial de Accionistas que los eligió. = = = = = = = =

La vacancia del cargo de director será cubierta por el director

alterno, si éste hubiese sido elegido. El Directorio podrá cubrir la vacante en el supuesto que se produjera la de éste una vez que haya asumido el cargo de director titular o que no se hubiese elegido director alterno. Los directores así elegidos ejercerán sus funciones hasta que se complete el período correspondiente.= = = = = = = = = = = = = = = = = = =

Artículo 31°.- El Directorio elige entre los funcionarios de la Sociedad un Secretario y un Subsecretario, quien desempeña las funciones del primero en caso de su ausencia o impedimento. De no producirse tales nombramientos la Secretaría será ejercida por el Gerente General, en cuyo caso le corresponderá también ejercer la Secretaría prevista en el artículo 22 del Estatuto.= =

Corresponde al Secretario del Directorio ejercer la Secretaría de las Juntas Generales y Especiales, del Directorio y de todos aquellos comités u órganos colegiados de la Sociedad cuyos acuerdos deban constar en acta. En ejercicio de su función deberá llevar los correspondientes libros, hojas sueltas o los otros medios en que puedan constar dichas actas. Asimismo le compete la expedición, con sujeción a los requisitos legalmente establecidos en cada caso, de las certificaciones u otros documentos que deban extenderse para el cumplimiento de los fines sociales o a solicitud de parte legítima , así como expedir las constancias y certificaciones respecto del contenido de los libros y registros de la Sociedad. = = = = ==

Ejerce además las funciones que este estatuto, la Junta General o el Directorio le señalen.= = = = = = = = = = = = = = = = = =

Artículo 32°.- El Directorio tiene todas las facultades de

Junta, el Secretario o quien haga sus veces consignará al final del acta las razones expresadas para dicha imposibilidad o negativa y la suscribirá conjuntamente con las demás personas designadas al efecto.= =

Cuando por cualquier circunstancia no pudiese asentarse el acta de una Junta General se extenderá en documento especial que se transcribirá o insertará en su oportunidad al Libro, a las hojas sueltas o a cualquier otra forma que permita la ley, según proceda.= =

El acta tiene fuerza legal desde su aprobación. Podrá dispensarse la ejecución de acuerdos del trámite de aprobación del acta.= =

Las copias certificadas de parte o de toda el acta a que se refiere el artículo 137 de la Ley General de Sociedades, serán extendidas por el Gerente General.= = = = = = = = = = = = =

CAPITULO III =

DE LAS JUNTAS ESPECIALES =

Artículo 25°.- Las Juntas Especiales se realizan por clases de acciones para elegir o remover a los respectivos directores de la Sociedad y aprobar previamente cualquier acuerdo de Junta General de Accionistas que afecte los derechos exclusivos de su clase. En estos casos, el acuerdo de Junta General no podrá adoptarse y ejecutarse sin la previa aprobación de la Junta Especial competente. =

Artículo 26°.- El Directorio convoca a Juntas Especiales de las clases de acciones cuando lo estime conveniente a los intereses de la Sociedad o lo solicite un número de accionistas que, en conjunto, representen no menos del 5% del capital

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suscrito con derecho de voto de la respectiva clase. Si el Directorio convoca a Junta General de Accionistas para que apruebe una modificación del estatuto que afecte los derechos exclusivos de una clase especial de acciones será preciso el acuerdo de la mayoría de estas acciones adoptado con los requisitos previstos en el artículo 21° de este estatuto. = =

Las Juntas Especiales se sujetan a las normas establecidas en los artículos 12º al 24º del presente estatuto, según corresponda y en cuanto les sean aplicables. = = = = = = = =

CAPITULO IV =

DEL DIRECTORIO =

Artículo 27°.- El Directorio de la Sociedad se compone de diecisiete (17) miembros elegidos en Juntas Especiales según lo dispuesto por los artículos 153 y 164 de la Ley General de Sociedades. Los directores se eligen conforme a lo siguiente:=

Los accionistas de la Clase "A-1" eligen nueve (9) directores;

Los accionistas de la Clase "B" eligen siete (7) directores; y

Los accionistas de la Clase "C" eligen a un (1) director. = =

El director de la Clase "C" se elegirá cuando se alcance una proporción accionaria no menor al 3% del capital suscrito. Una vez alcanzado el derecho a un director de la Clase "C", este derecho permanecerá vigente con prescindencia de las variaciones en su proporción del capital. Si no se alcanzara el 3% del capital en el momento de la elección se elegirá un director más de la Clase "B" completando éstos el número de 8.

Se elegirá un director alterno por cada titular, el que desempeñará sus funciones en caso de ausencia o impedimento del director titular, bastando su sola presencia en la reunión de

En caso de ausencia o impedimento del Secretario y del Subsecretario desempeñará dicha función aquél de los accionistas concurrentes que la propia Junta designe a tal efecto.= =

Artículo 23°.- Antes de instalar la Junta y de entrar en el orden del día, el Secretario formará la lista de los asistentes expresando el carácter o representación de cada uno y el número de acciones propias o ajenas con que concurre, agrupándolas por clases. Al final de la lista se determina el número de acciones presentes o representadas y su porcentaje respecto del total de las mismas, con indicación del porcentaje de cada una de sus clases.= =

En las votaciones la aprobación de los asuntos sometidos a la Junta se podrá efectuar por asentimiento general o mediante mano alzada o por cualquier otra forma que señale en cada caso el Presidente, sin perjuicio en su caso de lo establecido en las disposiciones vigentes respecto de la necesidad de hacer constar en Acta la oposición de los accionistas. = = = = = = ==

Artículo 24°.- Las sesiones de la Junta General y los acuerdos adoptados en ellas constarán en acta que se asentará en un Libro, en hojas sueltas o en cualquier otra forma que permita la ley.= =

En cada acta se hará constar el lugar, fecha y hora en que se realizó la Junta; la indicación de haberse realizado en primera, segunda o tercera convocatorias, el nombre de los accionistas presentes o de quien los representen, el número y clase de acciones de las que son titulares, el nombre de las personas que actuaron como Presidente y como Secretario; la

Jaime Murguía Cavero NOTARIO PUBLICO DE LIMA

forma y resultado de las votaciones; los acuerdos adoptados; y, en su caso, la indicación de las fechas y los periódicos en los que se publicaron los avisos de convocatoria o los comprobantes de haberse efectuado las publicaciones conforme a ley y a este estatuto. =

Los requisitos anteriormente mencionados que figuren en la lista de asistentes a que se refiere el artículo 23 de este estatuto podrán ser obviados si ésta forma parte del acta.

El acta, incluido un resumen de las intervenciones de aquellos accionistas o sus representantes que hayan solicitado que quede constancia de las mismas, será redactada por el Secretario dentro de los cinco días siguientes a la celebración de la Junta General.= =

La redacción y aprobación del acta podrá efectuarse en la misma Junta o después de su celebración. Cuando el acta sea aprobada en la misma Junta se debe dejar expresa constancia de ello y cuando menos deberá ser firmada por el Presidente, el Secretario y un accionista o representante designado por la Junta para tal efecto. =

Cuando el acta no es aprobada en la misma Junta, ésta designará a no menos de dos accionistas o representantes para que conjuntamente con el Presidente y el Secretario la revisen y aprueben. Para su validez bastará que sea suscrita por el Presidente, el Secretario y dos de los accionistas o representantes que se haya designado.= = = = = = = = = = = = =

Cuando alguna de las personas que deba aprobar el acta de la Junta no pueda o se niegue a cumplir con dicha obligación dentro del plazo de 10 días calendario de la celebración de la

General cuando lo estime conveniente a los intereses de la Sociedad o lo soliciten notarialmente un número de accionistas que representen al menos el 5% de las acciones suscritas con derecho a voto y se haya expresado en la solicitud los asuntos a tratar en la Junta. En este último caso, el aviso de convocatoria debe ser publicado dentro de los 15 días siguientes a la recepción de la solicitud.= = = = = = = = = =

Artículo 19°.- La Junta puede delegar al Directorio sus facultades, salvo aquéllas que conforme a la Ley General de Sociedades sean indelegables. = = = = = = = = = = = = = = = =

Artículo 20°.- Para la celebración de las Juntas Generales, cuando no se trate de los asuntos mencionados en el artículo siguiente, se requiere en primera convocatoria la concurrencia de accionistas que representen cuando menos el cincuenta por ciento de las acciones suscritas con derecho a voto. En segunda convocatoria bastará la concurrencia de cualquier número de acciones suscritas con derecho a voto.= = = = = = = = = = = =

Los acuerdos se adoptarán por mayoría absoluta de las acciones suscritas con derecho a voto representadas en la junta. = = =

Artículo 21°.- Cuando se trate de modificación del estatuto, aumento o reducción del capital social, emisión de obligaciones, enajenación en un solo acto de activo cuyo valor contable exceda del cincuenta por ciento del capital de la Sociedad, transformación, fusión, escisión, reorganización y disolución de la Sociedad, así como resolver sobre su liquidación, se requiere en primera convocatoria la concurrencia de accionistas que representen al menos cincuenta por ciento de las acciones suscritas con derecho a voto; en

segunda convocatoria basta la concurrencia de al menos veinticinco por ciento de las acciones suscritas con derecho a voto; y, en tercera convocatoria bastará la concurrencia de accionistas que representen cualquier número de acciones suscritas con derecho a voto.= = = = = = = = = = = = = = = = = =

En todos los casos los acuerdos deberán ser adoptados con el voto favorable de accionistas que representen la mayoría absoluta de las acciones suscritas con derecho a voto representadas en el Junta.= = = = = = = = = = = = = = = = = =

Artículo 22°.- La Junta General es presidida por el Presidente del Directorio. En su ausencia o impedimento la preside uno de los vicepresidentes, respetándose el orden en el que han sido elegidos o, en su defecto, el Director que designe el propio Directorio.= =

El Presidente tiene amplias facultades para disponer las medidas necesarias para el buen desarrollo de la Junta; le corresponde dirigir la reunión de forma que las deliberaciones se efectúen conforme a el orden del día y resolverá las dudas que se susciten sobre el contenido de la misma ; concederá en el momento que estime oportuno el uso de la palabra a los accionistas que lo soliciten y podrá retirarla cuando considere que un determinado asunto está suficientemente debatido, que se dificulta la marcha de la reunión o que no se encuentra incluido en el orden del día; indicará cuando se ha de efectuar la votación de los acuerdos y proclamará los resultados de las votaciones. =

Actuará como Secretario, en todos los casos, el Secretario del Directorio y, en su ausencia, el Subsecretario del Directorio.

El aviso de convocatoria para la celebración de las Juntas Generales debe publicarse con anticipación no menor de 25 días calendarios. Podrá hacerse constar en el aviso la fecha en la que, si procediera, se reunirá la junta en segunda o en tercera convocatorias. Entre una y otra convocatoria no debe mediar menos de tres días ni más de diez días.= = = = = = = = = = = =

Si la Junta General debidamente convocada no se celebrara en primera o segunda convocatorias, ni se hubiera previsto en el aviso la fecha de la segunda o tercera según corresponda, ésta o éstas deberán ser anunciadas con los mismos requisitos de publicidad que la primera y con la indicación de que se trata de segunda o tercera convocatoria según corresponda. La Junta General en segunda convocatoria debe celebrarse dentro de los treinta días de la primera y la tercera convocatoria dentro de igual plazo de la segunda.= = = = = = = = = = = = = = = = =

La Junta puede realizarse en lugar distinto del domicilio social si así lo acuerda el Directorio. = = = = = = = = = = =

Artículo 14°.- Todo accionista podrá hacerse representar por otra persona, a cuyo efecto se deberá otorgar poder por escrito con firma legalizada ante notario público, el cual será otorgado con carácter especial para cada Junta, salvo el caso de poderes conferidos por escritura pública.= = = = = = = = =

Los poderes deberán registrarse ante la Secretaría del Directorio con una anticipación no menor de 24 horas a la hora fijada para la celebración de la Junta General, sin considerar en dicho plazo las horas correspondientes a días inhábiles.= =

Artículo 15°.- Será válido el poder de representación con firma legalizada por u otorgado ante un Cónsul de la República de

Perú, sin necesidad de posteriores trámites o certificaciones.

Artículo 16°.- La Junta General se reúne obligatoriamente cuando menos una vez al año dentro de los tres meses siguientes a la terminación del ejercicio económico y tiene por objeto :

Pronunciarse sobre la gestión social y los resultados económicos del ejercicio anterior expresados en los estados financieros del ejercicio anterior.= = = = = = = = = = = = = = =

Resolver sobre la aplicación de las utilidades, si las hubiere.

Fijar la retribución del Directorio. = = = = = = = = = = = = = =

Designar o delegar en el Directorio la designación de los auditores externos. La Sociedad tendrá auditoría anual a cargo de auditores externos escogidos que se encuentren hábiles e inscritos en el Registro Único de Sociedades de Auditoría. = =

Artículo 17°.- Compete, asimismo, a la Junta General: = = = =

Modificar el estatuto. =

Aumentar o reducir el capital social ; = = = = = = = = = = = =

Emitir obligaciones; =

Acordar la enajenación en un solo acto de activos cuyo valor contable exceda del cincuenta por ciento del capital de la Sociedad;= =

Disponer investigaciones y auditorías especiales. = = = = = =

Acordar la transformación, fusión, escisión, reorganización y disolución de la Sociedad, así como resolver sobre su liquidación; =

Resolver en los casos en que la ley disponga su intervención y en cualquier otro que requiera el interés social.= = = = = ==

Artículo 18°.- Además de la Junta Obligatoria Anual prevista en el Artículo 16 del Estatuto, el Directorio convoca a Junta

Artículo 8°.- La Sociedad considerará propietario de cada acción a quien aparezca como tal en la matrícula de acciones. En esta matrícula se anotan también las transferencias, canjes, desdoblamientos, constitución de derechos y gravámenes sobre las mismas, limitaciones y convenios que versen sobre las acciones, con la amplitud y en la forma que establecen las disposiciones legales pertinentes.= = = = = = = = = = = = = =
Cuando se litigue la propiedad de acciones, la Sociedad admitirá el ejercicio del derecho de accionista a la persona que debe considerar como titular conforme a lo dispuesto en el párrafo anterior, salvo mandato judicial en contrario. = = = =
Artículo 9°.- La transferencia de las acciones de la Clase "C" sólo opera entre trabajadores de la Sociedad o los herederos de éstos.= =
En caso de transferencia de las acciones Clase "C" a otras personas, éstas se convertirán en acciones Clase "B". = = = =
Artículo 10°.- Todo costo o gasto derivado de la transferencia de acciones, por cualquier título, será por cuenta de los accionistas titulares.= = = = = = = = = = = = =
Tampoco serán de cargo o cuenta de la Sociedad los costos o gastos derivados de los canjes o desdoblamientos de acciones, de la constitución de derechos o gravámenes sobre las mismas o de cualquier otro acto susceptible de anotación e inscripción en la matrícula de acciones ni en cualquier otro registro, salvo aquéllos vinculados a la creación y emisión de acciones y los que resulten de decisiones o resoluciones de la Sociedad. Tratándose de acciones representadas por certificados y en caso de deterioro, destrucción, extravío o sustracción de los

Julio Murguía Cavero
NOTARIO PUBLICO DE LIMA

mismos, se podrá emitir otros nuevos, debiendo el accionista satisfacer previamente todas las formalidades legales vigentes y asumir los costos y gastos correspondientes.= = = = = = = =

TITULO III =

DEL RÉGIMEN DE LA SOCIEDAD = = = = = = = = = = = = = = = = = =

CAPITULO I =

DE LOS ÓRGANOS DE LA SOCIEDAD = = = = = = = = = = = = = = = =

Artículo 11°.- El régimen de gobierno de la Sociedad está encomendado a la Junta General de Accionistas, al Directorio y a la Gerencia, que ejercen sus funciones de conformidad con la ley y este estatuto. Asimismo, forman parte del régimen de gobierno de la Sociedad las Juntas Especiales de Accionistas de las Clases "A-1", "B" y "C", cuando conforme a ley y al estatuto, proceda o se requiera su participación. = = = = = =

CAPITULO II =

DE LA JUNTA GENERAL =

Artículo 12°.- La Junta General de Accionistas es el órgano supremo de la Sociedad. Los accionistas de la Sociedad, indistintamente de la clase de acciones que posean, reunidos según las prescripciones de este capítulo, constituyen la Junta General. Tódos los socios, inclusive los disidentes y los que no hayan participado en la reunión, están sometidos a los acuerdos adoptados por la Junta General.= = = = = = = = = = =

Artículo 13°.- En la Junta General sólo podrá tratarse los asuntos contemplados en la convocatoria, la cual se efectuará mediante aviso publicado por lo menos una vez en el Diario Oficial El Peruano y en uno de los diarios de mayor circulación de Lima.= =

todo tipo de negocios lícitos que coadyuven directa o indirectamente a la realización de su objeto social, siempre que así lo apruebe la Junta General de Accionistas. = = = = =
Para realizar su objeto y practicar las actividades relacionadas con él, la Sociedad podrá realizar todos los actos y celebrar todos los contratos permitidos a las sociedades anónimas de acuerdo a lo establecido por la Ley General de Sociedades, a las normas pertinentes del Código Civil y a las demás normas sobre la materia que sean aplicables. = = = = = =

Artículo 3°.- El domicilio de la Sociedad es la ciudad de Lima. Sin embargo, por acuerdo del Directorio se podrán establecer sucursales en cualquier lugar de la República o del extranjero. La creación, organización y cierre de agencias u oficinas será potestad de la gerencia.= = = = = = = = = = = =

Artículo 4°.- La duración de la Sociedad es indeterminada, y comenzará sus actividades en la fecha de otorgamiento de la escritura pública que la presente minuta origine. = = = = = =

TITULO II =

DEL CAPITAL SOCIAL Y DE LAS ACCIONES = = = = = = = = = = = = =

Artículo 5.- El capital de la Sociedad es de S/.1.000,00 (Un mil y 00/100 Nuevos Soles) representado por 1.000 acciones nominativas de S/.1,00 cada una, íntegramente suscritas y pagadas, y que corresponde en su totalidad a las acciones de la Clase "B".= =
El primer aumento de capital social determina la obligación de la Sociedad de emitir acciones clase "A-1" y "C".= = = = = = =
Todas las clases de acciones gozan de los mismos derechos y obligaciones, salvo lo dispuesto en el artículo 27º del

Jaime Murguía Cavero
NOTARIO PUBLICO DE LIMA

estatuto.= =

El ejercicio del derecho de preferencia para suscribir nuevas acciones se rige por el Artículo 208 de la Ley General de Sociedades y demás normas aplicables. La incorporación del derecho de suscripción preferente en títulos se rige por el artículo 209 y demás normas aplicables.= = = = = = = = = = =

Las acciones Clase "C" corresponden a los aportes que individualmente realizan los trabajadores de la Sociedad. Son igualmente acciones de la Clase "C" las que resultan de canjear por las acciones de esta clase, las acciones de la Clase "B" que pertenezcan o adquieran individualmente de terceros los trabajadores de la Sociedad.= = = = = = = = = = = = = = = =

Artículo 6°.- Las acciones emitidas de la Sociedad, cualquiera que sea su clase, se representarán, ya sea provisional o definitivamente, mediante anotaciones en cuenta.= = = = = =

El régimen de representación de acciones mediante anotaciones en cuenta se rige por la legislación pertinente del mercado de valores y disposiciones de la Ley General de Sociedades. = = =

Artículo 7°.- Las acciones son nominativas e indivisibles. =

Cuando por herencia u otro título legal varias personas adquieran la propiedad común de una o más acciones, tales personas deberán designar por escrito un representante común para el ejercicio de sus derechos. La designación será válida mientras la revocatoria no sea comunicada a la Sociedad. La designación y su revocatoria deberán ajustarse a lo dispuesto en el artículo 89 de la Ley General de Sociedades. Los copropietarios de acciones responden solidariamente de cuantas obligaciones deriven de su calidad de accionistas. = = = = = =

denominará "TELEFÓNICA DATA PERÚ HOLDING S.A.A." (en adelante, la "Sociedad").= =

Cláusula Segunda.- La Sociedad se constituye con un capital inicial de S/.1.000,00 (Un mil y 00/100 Nuevos Soles), representado por 1.000 (Un mil) acciones de un valor nominal de S/.1,00 (Un y 00/100 Nuevo Sol) cada una.= = = = = = = = = = =

Dicho capital se encuentra suscrito y pagado de la siguiente manera:= =

TELEFÓNICA DEL PERÚ S.A.A. suscribe 999 (Novecientas noventa y nueve) acciones y paga la suma de S/.999,00 (Novecientos noventa y nueve y 00/100 Nuevos Soles), participación que representa el 99,999% del capital social. = = = = = = = = = = ==

TELEFÓNICA SOLUCIONES GLOBALES HOLDING S.A.C. suscribe 1 (Una) acción y paga la suma de S/.1,00 (Un y 00/100 Nuevo Sol), participación que representa el 0,001% del capital social.= =

Cláusula Tercera.- La Sociedad se regirá por el siguiente Estatuto:= =

TITULO I =

DENOMINACIÓN, OBJETO, DOMICILIO Y DURACIÓN = = = = = = = = = =

Artículo 1°.- La Sociedad se denomina " **TELEFÓNICA DATA PERÚ HOLDING S.A.A.**". Es una sociedad anónima abierta que, como persona jurídica de derecho privado, se rige por el presente estatuto, la Ley General de Sociedades y por las demás disposiciones que resulten aplicables.= = = = = = = = = = = =

Artículo 2°.- La Sociedad tiene por objeto principal dedicarse a prestar servicios públicos de telecomunicaciones en general, pudiendo realizar las siguientes actividades, sin que esta enumeración sea limitativa sino meramente enunciativa: = = = =

Jaime Murguía Cavero NOTARIO PUBLICO DE LIMA

a) Prestar servicios de portador local y portador de larga distancia nacional e internacional.= = = = = = = = = = = = =

b) Prestar directa o indirectamente acceso a redes internet y a otras redes nacionales e internacionales, sin otra limitación que las que establezcan las disposiciones legales vigentes, así como cualquier otro servicio vinculado a la conmutación y transmisión de datos por paquetes y servicios multimedia; asimismo, podrá dedicarse a la comercialización de todo tipo de productos soportados en redes de telecomunicaciones y brindar servicios conexos con los de su objeto social.= = = = = = = =

a) Prestar directa o indirectamente servicios de asesoría y consultoría en sistemas de información y telecomunicaciones, servicios de desarrollo y explotación de sistemas de información y de telecomunicaciones y servicios de procesamiento automático de datos. Identificar, promover y desarrollar proyectos que generen valor agregado para las telecomunicaciones. Estos servicios podrán incluir la provisión, instalación, mantenimiento y operación de sistemas de telecomunicaciones y cómputo en el sentido más amplio, constituidos por elementos de hardware como de software, los que podrán ser propios o de terceros.= = = = = = = = = = = = =

Para tales efectos podrá también realizar operaciones de importación y exportación de bienes, pudiendo actuar como representante de firmas nacionales y extranjeras y participar en negociaciones internacionales, acuerdos, convenios, contratos y otros para la prestación de los servicios material del objeto social.= =

La Sociedad podrá dedicarse sin reserva ni limitación alguna a

NUMERO MINUTA K-75613

CONSTITUCION DE SOCIEDAD ANONIMA ABIERTA

DENOMINADA:

TELEFONICA DATA PERU HOLDING S.A.A

{}

En la ciudad de Lima, distrito de San Isidro, a los diecisiete (17) dias del mes de noviembre del año dos mil (2,000), ante mi, **JAIME ALEJANDRO MURGUIA CAVERO,** ABOGADO NOTARIO DE ESTA CAPITAL, **C O M P A R E C E N :** = = = = = = = = = = = = = = = = =

DON JOSE RAMON VELA MARTINEZ, quien manifiesta ser de nacionalidad peruana, de estado civil casado, de profesión ingeniero, identificado con Documento Nacional de Identidad No. 41356876.= =

Quien procede en nombre y representación de **TELEFÓNICA DEL PERÚ S.A.A.,** con Registro Único de Contribuyentes N° 10001749, inscrita en la Partida N° 11015766 del Registro de Personas Jurídicas de la Oficina Registral de Lima y Callao. = = = = =

DON SANTIAGO BAMSE EDUARDO JAIME ANTUNEZ DE MAYOLO MORELLI, quien manifiesta ser de nacionalidad peruana, de estado civil casado, de profesión Economista; identificado con Libreta Electoral número 08746612 y Libreta Militar número 246588248.= Quien procede en nombre y representación de **TELEFÓNICA SOLUCIONES GLOBALES HOLDING S.A.C.,** con Registro Unico de Contribuyentes N° 46779139, inscrita en la Partida N° 11170566 del Registro de Personas Jurídicas de la Oficina Registral de

Lima y Callao.= =
Los comparecientes son inteligentes en el idioma castellano. quienes se obligan con capacidad, libertad y conocimiento suficiente de conformidad con el exámen que les he efectúado de lo que doy fé y me entregan una minuta que archivo en su legajo respectivo bajo el número de orden correspondiente y cuyo tenor literal es como sigue: = = = = = = = = = = = = = =

M I N U T A .= =

SEÑOR NOTARIO:= =

Sirvase usted extender, en su Registro de Escrituras Públicas, una de Constitución de Sociedad Anónima Abierta, que otorgan: **TELEFÓNICA DEL PERÚ S.A.A.**, con Registro Único de Contribuyentes N° 10001749, inscrita en la Partida N° 11015766 del Registro de Personas Jurídicas de la Oficina Registral de Lima y Callao, debidamente representada por su Gerente General, señor José Ramón Vela Martínez, identificado con Documento Nacional de Identidad N° 41356876; y = = = = = = = = = = = =
TELEFÓNICA SOLUCIONES GLOBALES HOLDING S.A.C., con Registro Unico de Contribuyentes N° 46779139, inscrita en la Partida N° 11170566 del Registro de Personas Jurídicas de la Oficina Registral de Lima y Callao, debidamente representada por su Presidente Ejecutivo, señor Santiago Bamse Eduardo Jaime Antúnez de Mayolo Morelli, identificado con Documento Nacional de Identidad N° 08746612.= = = = = = = = = = = = =
El presente instrumento se rige por los términos y condiciones que constan en las cláusulas siguientes:= = = = = = = = = = =
<u>**Cláusula Primera**</u>.- Por el presente acto, los otorgantes convienen en constituir una sociedad anónima abierta que se

Jaime A. Murguía Cavero

NOTARIO ABOGADO DE LIMA

Av. RICARDO RIVERA NAVARRETE Nº 881
SAN ISIDRO - LIMA 27 - PERU
TELF.: 442-0300 FAX: 442-0850
e-mail: murguia@hamtech.com.pe

TESTIMONIO

DE LA ESCRITURA DE CONSTITUCION DE SOCIEDAD ANONIMA ABIERTA

OTORGADA POR TELEFONICA DATA PERU HOLDING S.A.A.

A FAVOR DE

LIMA, 17 DE NOVIEMBRE DEL 2.000

75613

Anexo 3: Copia simple de la escritura pública de constitución social de la Sociedad, en la cual consta:

a. La constancia de inscripción ante el Registro de Personas Jurídicas de la Oficina Registral de Lima y Callao;

b. El acuerdo de inscribir todas las acciones de la Sociedad, incluyendo las acciones Clases "A-1" y "C";

c. La designación del señor ____________, para que formalice los acuerdos y realice el trámite de inscripción ante vuestra Institución y el Registro Público del Mercado de Valores que se encuentra a cargo de CONASEV;

d. El sometimiento a las normas y disposiciones de la Bolsa de Valores de Lima;

e. La política de dividendos aprobada para el ejercicio fiscal de 2000; y

f. La designación del señor ________________________, identificado con Documento Nacional de Identidad No.__________________ y con domicilio en ____________________________, para actúe como representante de la Sociedad ante la Bolsa de Valores de Lima durante la vigencia del listado.

OFICINA REGISTRAL DE LIMA Y CALLAO **OFICINA LIMA**	**N° Partida: 11235480**
INSCRIPCION DE SOCIEDADES ANONIMAS **TELEFONICA DATA PERU HOLDING S.A.A.**	

PRIMER DIRECTORIO DE LA SOCIEDAD: PRIMERA DISPOSICION TRANSITORIA: El Directorio estará conformado por tres (03) miembros. En caso de ausencia o impedimento del Director titular, éste podrá hacerse representar por otro director mediante cualquier medio escrito, incluido el telefax, dirigido a la secretaría del Directorio. El periodo del Directorio termina en la misma oportunidad en que la Junta General de Accionistas resuelve incrementar el capital social y emitir las acciones Clases A-1 y C o el 31/12/2000 lo que ocurra primero; pero los directores continuarán en sus cargos aunque hubiese concluido su período, mientras no se produzca nueva elección.

CUARTA CLAUSULA ADICIONAL: Presidente: ALFONSO BUSTAMANTE Y BUSTAMANTE (D.N.I. N° 30849678); **Directores: JOSE RAMON VELA MARTINEZ** (D.N.I. N° 41356876), **JESUS EQUIZA ESCUDERO** (C.E. N° N-97536).

GERENTE GENERAL: JESUS EQUIZA ESCUDERO (C.E. N° N-97536)

El título fue presentado el 22/11/2000 a las 14:50:51 horas, bajo el N° 2000-00214093 del Tomo Diario 0409. Derechos: S/. 85.00 con recibos N°00023199 y N°00030312.- LIMA, 04/12/2000.-

Dr. MIKEL E. ARAUJO CAMPOS
Registrador Público

OFICINA REGISTRAL DE LIMA Y CALLAO — **Nº Partida: 11235480**
OFICINA LIMA

INSCRIPCION DE SOCIEDADES ANONIMAS
TELEFONICA DATA PERU HOLDING S.A.A.

corrientes , de créditos o de cualquier otra naturaleza, con o sin garantía; girar, endosar y protestar cheques; girar, aceptar, endosar , avalar, prorrogar, descontar, negociar y protestar letras cambio y pagares, cartas de crédito o cartas órdenes y otros efectos de giro y de comercio; endosar conocimientos de embarque y pólizas de seguros; obtener, recibir y endosar warrants y certificados de depósito; y, en general, realizar toda clase de operaciones con emisiones de bonos, obligaciones, deudas y cualesquiera otros títulos valores, ante instituciones bancarias y financieras o, en general, ante cualquier persona natural o jurídica:...Constituir, reconocer , aceptar, renunciar y cancelar todo tipo de hipotecas, prendas, anticresis, usufructo, servidumbre y cualesquiera otros derechos reales o de garantías...Delegar o sustituir total o parcialmente sus facultades o la ejecución de sus acuerdes , en general el presidente del Directorio o la ejecución de sus acuerdos, en el Presidente del Directorio, en el Gerente General, en uno o varios Directores y en uno o varios funcionarios o empleados de la sociedad o en personas ajenas a al misma, así como revocar la delegación o sustitución cuando lo estime conveniente... Designar la comisiones o comités que sean necesarios para la buena marcha de la sociedad, delegando es éstos las funciones y atribuciones que estime conveniente".

RÉGIMEN DE LA GERENCIA : El Gerente es nombrado por la Junta General.
Facultades (Art. 43 del Estatuto Social): El Gerente General está facultado para la ejecución de todo acto y/o contrato correspondiente al objeto de la sociedad, pudiendo así mismo realizar los siguientes actos: Organizar el Régimen interno de la sociedad y dirigir la operaciones de ésta, de conformidad con el estatuto, los acuerdos de las Juntas Generales y los del Directorio...Procurar el manejo adecuado y ordenado de los gastos, cuidando de los bienes y fondos sociales y dando cuenta al Directorio de las condiciones y progresos de los negocios y operaciones de la sociedad y de la cobranza, inversiones y fondos disponibles... En caso de que el Directorio designe Presidente Ejecutivo o el Gerente General utilice el título de Presidente Corporativo, los Gerentes Centrales podrán utilizar el título de Vicepresidente Ejecutivo seguido de la indicación del área de actividad correspondiente. Nombrar, contratar, promover o despedir por si mismo o por intermedio de sus representantes, a los trabajadores, con excepción de los Gerente, a los funcionarios del mismo nivel. Establecer la política de personal y recursos humanos y aprobar la estructura de personal y recursos humanos y aprobar la estructura salarial de la empresa, excepto las remuneraciones de los Gerentes Centrales y funcionarios del mismo nivel. Ejercer todas aquellas facultades que sean compatibles con las funciones que desempeña y con lo establecidos en la Ley y en este estatuto, así como cumplir con los encargos que el confíe en cada caso el Directorio mediante el otorgamiento de poderes a su favor. Dentro de los límites y en forma que fije el Directorio autoriza la colocación, retiros, transferencias y enajenación de fondos, rentas y valores pertenecientes a la sociedad en instituciones del país y del exterior; celebrar contratos de crédito documentario, otorgar y contratar préstamos; solicitar y otorgar fianzas; ordenar abonos, cargos y transferencias; contratar cajas de seguridad, operarlas y cancelarlas; abrir y cerrar cuentas corrientes, de crédito o de cualquier otra naturaleza, con o sin garantía; girar, endosar y protestar cheques; girar, aceptar, endosar , avalar, prorrogar, descontar, negociar y protestar letras de cambio y pagarés , cartas de crédito o cartas órdenes y otros efectos de giro y de comercio; obtener, recibir y endosar warrants y certificados de depósito y, en general, realizar toda clase de operaciones con emisiones de bonos, obligaciones, deuda y cualquier otro título valor, ante instituciones bancarias y financieras o, en general, ante cualquier persona natural o jurídica. Celebrar contratos, convenios y compromisos que tengan relación con las actividades de las sociedad dentro de los límites que fije el Directorio. Someter al Directorio con toda oportunidad balances periódicos, así como el balance de cada año conjuntamente con los elementos que se requieran parta preparar la memoria anual que debe someterse a la consideración de la Junta General de Accionistas.

ESTADOS FINANCIEROS Y APLICACIÓN DE UTILIDADES : Según los Arts. 221° y siguientes de la L.G.S.

RÉGIMEN PARA LA DISOLUCIÓN Y LIQUIDACIÓN DE LA SOCIEDAD : Según los Arts. 407° al 422° de la L.G.S.

OFICINA REGISTRAL DE LIMA Y CALLAO N° Partida: 11235480
OFICINA LIMA

INSCRIPCION DE SOCIEDADES ANONIMAS
TELEFONICA DATA PERU HOLDING S.A.A.

CAPITAL SOCIAL: S/. 1,000.00, dividido en 1,000 acciones nominativas de la Clase B, de S/. 1.00 cada una, el capital se encuentra totalmente pagado.
El primer aumento de capital social determina la obligación de la Sociedad de emitir acciones Clase A-1 y C.

RÉGIMEN DE LA JUNTA GENERAL: El Quórum y adopción de acuerdos es conforme a los Arts. 117°, 126°, 127 y 257° de la Ley General de Sociedades.
La Junta Obligatoria Anual se reunirá dentro del primer trimestre de cada año, con el fin de aprobar o desaprobar la gestión social, las cuentas del balance, disponer la aplicación de las utilidades, elegir a los miembros del Directorio; resolver sobre los demás asuntos que le sean propios conforme al estatuto y sobre cualquier otro consignado en la convocatoria. Además la Junta General le compete remover a los miembros del Directorio, de modificar el estatuto, aumentar o disminuir el capital, emitir obligaciones, acordar la enajenación, en un solo acto de activos cuyo valor contable exceda el 50% del capital de la sociedad; disponer investigaciones, auditorías y balances, acordar la transformación, fusión, escisión, reorganización y disolución de la sociedad así como resolver sobre su liquidación la sociedad y tomar decisiones que la ley o el estatuto señalen.

REGIMEN DEL DIRECTORIO : Se compone de 17 (diecisiete) miembros, elegidos conforme a lo siguiente: Los accionistas de la Clase A-1 eligen 9 directores, los accionistas de la Clase B eligen 7 directores y los accionistas de la Clase C eligen a un director. El director de la Clase C se elegirá cuando se alcance una proporción accionaria no menor al 3% del capital suscrito. Una vez alcanzado el derecho a un director de la Clase C, este derecho permanecerá vigente, con prescindencia de las variaciones en la proporción del capital. Si no se alcanzara el 3% del capital en el momento de la elección se elegirá un director más de la Clase B, completando éstos el número de 8. Se elegirá un Director alterno por cada titular. Su duración es de tres (03) años. El quórum del Directorio y la adopción de sus acuerdos será de conformidad a lo dispuesto en los arts. 168° y siguientes de la Ley General de Sociedades.
Facultades: Conforme a lo dispuesto en la L.G.S y Art. ... del Estatuto Social: "...Celebrar contratos, convenios y compromisos de toda naturaleza incluidos los que tengan por objeto la adquisición o enajenación de bienes muebles e inmuebles, ya sea a título oneroso o gratuito; en consecuencia podrá, entre otros, celebrar contratos de compraventa , concesión, mutuo, permuta, donación, prestación de servicios, suministro , comodato, fianza, arrendamiento , arrendamiento financiero, seguros, así como todo otro contrato, nominado o inominados, con prescindencia de su objeto y sin reserva ni limitación alguna, pudiendo ceder su posición contractual en los mismos, y someter los asuntos que estime necesarios a arbitraje, celebrar convenios arbitrales o celebrar transacciones judiciales o extrajudiciales , de conformidad con las normas legales vigentes. Celebrar contratos de concesión de servicios públicos de telecomunicaciones o convenir en la prórroga o modificación de los mismos y adoptar todas las medidas que en cualquier momento se requieran para la ejecución de dichos contratos y gestionar la obtención de autorizaciones, licencias, permisos o cualquier otro requerimiento que exijan las normas legales vigentes para la prestación de servicios de telecomunicaciones en general; registrar, adquirir, transferir y celebrar contratos de licencia y sub licencia, así como cualquier otro tipo de contrato o convenio respecto o relativo a todo tipo de elementos de la propiedad industrial intelectual. Acordar y realizar todas las operaciones que estime convenientes para adquirir, suscribir, poseer, comprar , ceder , vender, dar en garantía o disponer de cualquier otra manera de las acciones u obligaciones de otras sociedades y efectuar cuantas gestiones sean necesarias para que la sociedad intervenga en la constitución , modificación, disolución o liquidación de otras sociedades, empresas, negocios o asociaciones; Acordar y disponer en función de los intereses sociales, la forma como se representan las acciones de la sociedad, pudiendo, asimismo, acordar la conversión de una forma de representación a cualquiera de las otras formas permitidas por las normas aplicables. La determinación de la forma de representación puede ser hechas por clase de acciones ....Autorizar la colocación , retiros , transferencias y enajenación de fondos, netas y valores pertenecientes a la sociedad en instituciones del país y del exterior, celebrar contratos de crédito documentario; otorgar y contraer prestamos ; solicitar y otorgar fianzas; garantizar y aceptar garantías de todo tipo , en nombre y a favor de la sociedad; ordenar abonos , cargos y transferencias; contratar cajas de seguridad, operarlas y cancelaras; abrir y cerrar cuentas

OFICINA REGISTRAL DE LIMA Y CALLAO	**N° Partida: 11235480**
OFICINA LIMA	
INSCRIPCION DE SOCIEDADES ANONIMAS	
TELEFONICA DATA PERU HOLDING S.A.A.	

REGISTRO DE PERSONAS JURÍDICAS
RUBRO : CONSTITUCIÓN
A 00001

Por Escritura Pública del 17/11/2000 otorgada ante Notario Mu[illegible]ero, Jaime Alejandro en la ciudad de Lima

SOCIOS FUNDADORES Y APORTES :

1. **TELEFONICA DEL PERU S.A.A.** con RUC. N° 1000174[illegible] debidamente representada por JOSE RAMON VELA MARTINEZ (D.N.I. N° 413568[illegible]6) según Partida N° 11015766 inscrita el Registro de Personas Jurídicas de la Oficina Registral de Lima y Callao; suscribe 909 acciones.
2. **TELEFONICA SOLUCIONES GLOBALES HOLDING S.A.C.** con RUC. N° [illegible]79139, debidamente representada por SANTIAGO [illegible] EDUARDO JAIME ANTUNEZ DE MAYOLO MORELLI (D.N.I. Nro.087466[illegible]2) según partida N° 11013766 inscrita el Registro de Personas Jurídicas de la Oficina Registral de Lima y Callao, suscribe 1 acción.

<u>OBJETO</u>: Dedicarse a prestar servicios públicos de telecomunicaciones en general, pudiendo realizar las siguientes actividades sin que esta enumeración sea limitativa sino meramente enunciativa: a) Prestar servicios de portador local y portador de larga distancia nacional e internacional. B) Prestar directa o indirectamente acceso a redes internet y a otras nacionales e internacionales, sin otra limitación que las que se establezcan las disposiciones legales vigentes, así como cualquier otro servicio vinculado a la conmutación y transmisión de datos por paquetes y servicios multimedia; asimismo, podrá dedicarse a la comercialización de todo tipo de p`rodutos soportados en redes de telecomunicacioens y brindar servicios conexos con los de su objeto social. Prestar directa o indirectamente servicios de asesoría y consultoria en sistemas de información y telecomunicaciones, servicios de desarrollo y exportación de sistemas de información y de telecomunicaciones y servicios de procesamiento automático de datos. Identificar, promover y desarrollar proyectos que generen valor agregado para las telecomunicaciones. Estos servicios podrán incluir la provisión , instalación, mantenimiento y operación de sistemas de telecomunicaciones y cómputo en el sentido más amplio, constituidos por elementos de hardware como de software, los que podrán ser propios o de terceros. Para tales efectos podrá también realizar operaciones de importación y exportación de bienes, pudiendo actuar como representantes de firmas nacionales y extranjeras y participar en negociaciones internacionales y acuerdos, convenios, contratos y otros para la prestación de los servicios material del objeto social. La sociedad podrá dedicarse sin reserva ni limitación alguna a todo tipo de negocios lícitos que coadyuven directa o indirectamente a la realización de su objeto social, siempre que asi lo apruebe la Junta General de Accionistas. Para realzar su objeto y practicar las actividades relacionadas con él, la sociedad podrá realizar todos los actos y celebrar todos los contratos permitidos a las sociedades anónimas de acuerdo a lo dispuesto por la Ley General de Sociedades , a las normas pertinentes del Código Civil y a las demás normas pertinentes del Código Civil y a las demás normas sobre la materia que sean aplicables.

FECHA DE INICIACIÓN DE LAS OPERACIONES : A la fecha de Otorgamiento de la Escritura Pública (17/11/2000).

DURACIÓN: Indeterminada.

DOMICILIO : Lima, pudiendo establecer sucursales en cualquier lugar de la República o del extranjero. La creación de organización y cierre de agencias u oficinas.

Anexo 2: Copia simple actualizada de la ficha registral de la Sociedad, expedida por el Registro de Personas Jurídicas de la Oficina Registral de Lima y Callao.

Telefónica

TELEFÓNICA DATA PERÚ HOLDING S.A.A.

BALANCE GENERAL DE APERTURA
(Al 17 de noviembre de 2000 y expresado en nuevos soles)

Activo	
Activo corriente	
Caja y bancos	1,000
Cuentas por cobrar	-
Total activo corriente	1,000
Inversión en subsidiaria	0
Inmuebles, mobiliario y equipo, neto	0
Total activo	1,000
Pasivo y patrimonio neto	-
Pasivo corriente	
Préstamos bancarios	0
Cuentas por pagar comerciales	0
Tributos, remuneraciones y otras cuentas por pagar	0
Cuentas por pagar Principal, subsidiaria y afiliadas	0
Total pasivo corriente	0
Patrimonio neto	
Capital social	1,000
Reserva legal	0
Utilidad del ejercicio	0
Total Patrimonio Neto	1,000
Total pasivo y patrimonio neto	1,000

Anexo 1: Balance General de Apertura de la Sociedad a la fecha de constitución.

Lima, 17 de noviembre de 2000. = = = = = = = = = = = = = = = = = = =

Firmado por TELEFÓNICA DEL PERÚ S.A.A: José Ramón Vela Martínez.= ==

Firmado por TELEFÓNICA SOLUCIONES GLOBALES HOLDING S.A.C.: Santiago Bamse Eduardo Jaime Antúnez de Mayolo Morelli.= = = =

Autoriza la minuta: Luis Miguel Garcia Mori, Abogado con Registro número del Colegio de Abogados de LIMA número 22792.

I N S E R T O .= =

DEPOSITO EN EFECTIVO Y/O CHEQUES PROPIO BANCO= = = = = = = = =

San Isidro, 11 de septiembre de 2000.= = = = = = = = = = = = =

Número de cuenta: 0011-0686-32-0100025796.= = = = = = = = = =

Divisa: nuevos soles.= =

Titulares: TELEFONICA DATA PERU HOLDING S.A.A.= = = = = = = =

Referencia: depósito en efectivo. = = = = = = = = = = = = = = =

Importe en efectivo: S/. 1,000.00 = = = = = = = = = = = = = =

Una firma ilegible -= =

Clave de validación: b633/2s1i/c8354/0000000002/17:55.= = = =

Al dorso un sello: Banco Continental - Oficina San Isidro - 11 Set. 2000 - Caja - Una Rubrica.= = = = = = = = = = = = = = = =

asi consta del depósito que he tenido a la vista.= = = = = = =

C O N C L U S I O N .= =

Formalizado el instrumento, se instruyeron a los otorgantes de su objeto por la lectura que de todo el hicierón, afirmándose y ratificándose en el contenido del mismo sin modificación alguna. =

La presente escritura pública se inicia en la foja con número de serie 1076900 y termina en la foja con número de serie 1076541, de lo que doy fé. FIRMADO: JOSé RAMÓN VELA MARTÍNEZ.-

SANTIAGO BAMSE EDUARDO JAIME ANTUNEZ DE MAYOLO MORELLI.- SE TERMINA DE FIRMAR HOY, DIECISIETE DE NOVIEMBRE DEL DOS MIL.= Y DR. JAIME ALEJANDRO MURGUIA CAVERO, ABOGADO NOTARIO DE ESTA CAPITAL.-

CONCUERDA

CON EL ORIGINAL DE SU REFERENCIA, EXPIDIENDO ESTE ______ TESTIMONIO DE CONFORMIDAD CON LA LEY VENTISEIS MIL DOS

Lima 20 de Noviembre del 2000

Jaime Murguia Cavero
NOTARIO PUBLICO DE LIMA

ZF/RYR.

Anexo 4: Constancia de haber celebrado el contrato para la Representación de Valores por Anotaciones en Cuenta, expedida por CAVALI I.C.L.V. S.A.

CONTRATO DE SERVICIOS PARA LA INSCRIPCION DE VALORES REPRESENTADOS POR ANOTACIONES EN CUENTA

Conste por el presente documento, el Contrato de Servicios que celebran de una parte **CAVALI ICLV S.A.,** con R.U.C. N° 34666962, y con domicilio en Pasaje Acuña 191, Lima, representada por su Apoderado, señor Víctor Manuel Sánchez Azañero, con Libreta Electoral Nro. 08736559, y por su apoderada, señora Magaly Martínez Matto, identificada con Libreta Electoral Nº 09302145, según poderes inscritos en los asientos C00005 y C00006, respectivamente, de la Partida Nº 11021533 del Registro de Personas Jurídicas de la Oficina Registral de Lima y Callao, a quien en adelante se le denominará **CAVALI**; y de la otra **TELEFÓNICA DATA PERÚ HOLDING S.A.A.,** con R.U.C. Nº 50069834, con domicilio en Avenida Arequipa 1155, Urbanización Santa Beatriz, Distrito de Lima, Provincia y Departamento de Lima, debidamente representada por su Gerente General, señor Jesús Equiza Escudero, identificado con carné de extranjería N° N-97736, según poderes inscritos en la Partida Nº 11235480 del Registro de Personas Jurídicas de Lima, a quien en adelante se denominará **EL EMISOR**, bajo los términos siguientes:

PRIMERA.- LAS PARTES

1.1.- **CAVALI** es una Institución de Compensación y Liquidación de Valores autorizada según Resolución CONASEV N° 358-97-EF/94.10, encargada de llevar el registro contable de valores representados por anotaciones en cuenta y que realiza, entre otras funciones, el efectuar la transferencia, compensación y liquidación de valores que deriven de su negociación en mecanismos centralizados de negociación y fuera de ellos, en virtud de lo dispuesto por el Decreto Legislativo N° 861, Ley del Mercado de Valores (en adelante la "LEY"), Reglamento de Instituciones de Compensación y Liquidación de Valores, aprobado por Resolución Conasev Nº 031-99-EF/94.10 (en adelante el "Reglamento"), Reglamentos Internos y demás disposiciones.

1.2.- **EL EMISOR** es una sociedad anónima cuya escritura pública de constitución corre inscrita en la Partida Registral Nº 11235480 del Libro de Sociedades Mercantiles del Registro de Personas Jurídicas de Lima.

A fines de este Contrato, **EL EMISOR** y **CAVALI** serán denominados conjuntamente las Partes y según el caso, individualmente cada uno de ellos, la "Parte".

SEGUNDA.- OBJETO DEL CONTRATO

Por el presente Contrato, **CAVALI** se obliga a prestar a **EL EMISOR** los siguientes servicios, por cada una de las series, clases o emisiones, según corresponda, de los valores que se detallan en el numeral 1 del Anexo I-A según corresponda (en adelante LOS VALORES):

a) Registro y transferencia contable de LOS VALORES;
b) Registro de constitución de derechos, cargas, gravámenes y todo acto o hecho que afecte la disponibilidad de LOS VALORES;
c) Procesamiento y registro de derechos y beneficios, actos societarios que afecten los valores y situaciones extraordinarias (art. 40 Resolución Conasev N° 021-99-EF/94.10) de **EL EMISOR** y aquellos eventos vinculados a dicho registro, lo cual se efectuará observando lo dispuesto en el Anexo II;
d) Envío de información sobre LOS VALORES;
e) En caso **EL EMISOR** solicite por escrito, **CAVALI** le prestará el servicio de pago de intereses, amortización y redención del principal, o de ser el caso, el pago de dividendos en efectivo, lo cual se efectuará observando lo dispuesto en el Anexo III;
f) En caso **EL EMISOR** lo solicite por escrito, **CAVALI** le prestará el servicio denominado CAVALI EMISORAS, por el cual **CAVALI** conectará a **EL EMISOR** a su computador central a fin que este último tenga acceso en línea a información relativa a LOS VALORES, lo cual se efectuará observando lo dispuesto en el Anexo IV.

Todo lo cual se denomina de aquí en adelante "EL SERVICIO".

En tanto los Anexos a los cuales se hace referencia en este Contrato se encuentren suscritos por ambas Partes, los mismos formarán parte integrante del mismo.

TERCERA.- VIGENCIA DEL CONTRATO

Las partes acuerdan que las fechas de inicio y vencimiento del presente Contrato son las señaladas en el numeral 2 del Anexo I-A, del presente documento, según se trate de valores de renta variable o instrumentos de deuda.

CUARTA.- TRANSFERENCIA DE DATOS REGISTRADOS EN LA MATRÍCULA DE EL EMISOR

En caso se efectúe la transferencia de los datos del registro de LOS VALORES que lleva **EL EMISOR** a **CAVALI**, ésta se sujeta a las disposiciones contenidas en el numeral 3 del Anexo I-A del presente Contrato.

QUINTA.- CONTINUIDAD DEL SERVICIO

EL EMISOR declara conocer que la prestación de EL SERVICIO, se realiza a través de infraestructura y facilidades técnicas de los equipos y sistemas de telecomunicaciones existentes y disponibles al momento de la prestación de EL SERVICIO.

CAVALI velará por la prestación de EL SERVICIO en forma continua, durante el plazo de vigencia de este Contrato.

En consecuencia, en el supuesto que la infraestructura y facilidades técnicas de los equipos y servicios, así como sistemas de telecomunicación antes mencionados, no funcionaran adecuadamente durante la vigencia de este Contrato, **CAVALI** tomará las medidas necesarias para restablecer el servicio de acuerdo al plan de contingencia implementado para tal efecto.

EL EMISOR declara conocer que de acuerdo al artículo 229 de la LEY, **CAVALI** puede suspender el servicio previa autorización de la Comisión Nacional Supervisora de Empresas y Valores.

Asimismo, **CAVALI** queda exenta de toda responsabilidad frente a **EL EMISOR** si en un determinado momento o día EL SISTEMA no funciona o no realiza algunas de las operaciones, como consecuencia de desperfectos ocasionales del hardware y/o software o por la suspensión de EL SERVICIO, ocasionados por hechos fortuitos, imprevisibles o ajenos a la diligencia ordinaria que **CAVALI** está obligada a tener.

CAVALI declara que está cumpliendo con el cronograma de adecuación de los sistemas de procesamiento informático al año 2000, establecido por Resolución CONASEV No. 094-98-EF/94.10.

SEXTA.- RETRIBUCION DE LOS SERVICIOS PRESTADOS

La retribución por la prestación de EL SERVICIO, es por cada serie, clase o emisiones, según corresponda, de LOS VALORES y asciende a los montos tarifarios que se detallan en el Anexo V.

En consecuencia, queda establecido que los pagos por concepto de la inscripción de LOS VALORES, así como por el mantenimiento del sistema y los registros que se efectúen serán de cargo de **EL EMISOR**, de conformidad con el artículo 235° de la LEY.

Al importe de la retribución se adicionará el Impuesto General a las Ventas (IGV) y cualquier otro impuesto por crearse, que grave la prestación del servicio objeto del presente Contrato, los cuales serán de cargo de **EL EMISOR**. El pago de la retribución se realizará a los quince (15) días calendarios de la fecha de emisión del documento de la factura correspondiente.

Los montos tarifarios que se detallan en el indicado Anexo V, serán modificados automáticamente con la publicación del dispositivo que apruebe nuevas retribuciones por EL SERVICIO que presta CAVALI, debiendo **EL EMISOR** abonar los nuevos importes en la oportunidad en que la respectiva Resolución entre en vigencia.

SETIMA.- INTERES

En el improbable caso de que **EL EMISOR** incumpla con la obligación descrita en la cláusula precedente, las partes acuerdan en forma expresa que **EL EMISOR** pagará a **CAVALI**, sobre el monto adeudado, un interés moratorio equivalente a la tasa máxima en moneda nacional que fija diariamente el Banco Central de Reserva del Perú, por cada día de retraso. Dicho interés será calculado desde el primer día posterior a la fecha de vencimiento de la factura correspondiente.

Asimismo, en virtud de lo dispuesto en el numeral 1 del artículo 1333° del Código Civil, se aplicará la mora automática, por lo que no será necesaria intimación y/o notificación para que se configure la mora.

OCTAVA.- INCUMPLIMIENTO

Sin perjuicio de lo señalado en la cláusula precedente, ante el incumplimiento de pago de la retribución señalada en la cláusula sexta por parte de **EL EMISOR**, **CAVALI** ejercitará lo siguiente:

a) Transcurridos quince (15) días calendarios del vencimiento de la factura correspondiente, requerirá a **EL EMISOR** el pago de la retribución mediante un aviso de cobranza. En este aviso de cobranza se informará el monto a cancelar que incluye los intereses de acuerdo a la cláusula sétima, y los gastos administrativos diarios equivalentes a 0.125% de la UIT vigente a la fecha del aviso de cobranza más el Impuesto General a las Ventas (IGV) y cualquier otro impuesto por crearse, de acuerdo a un cronograma de pagos diario desde el mismo día de emisión del aviso de cobranza. En este aviso de cobranza se indicarán además las cuentas bancarias de **CAVALI** en las que se deberán efectuar los pagos.

b) Transcurridos treinta (30) días calendarios del vencimiento del respectiva factura, por vía notarial solicitará a **EL EMISOR** el pago de la retribución, así como los intereses moratorios y gastos administrativos correspondientes de acuerdo a lo señalado en el literal a) de la presente cláusula.

c) Transcurridos sesenta (60) días calendarios de emitida la respectiva factura, por vía notarial reiterará su solicitud de pago de la retribución a **EL EMISOR**, así como el pago de los intereses moratorios y gastos administrativos correspondientes de acuerdo a lo señalado en el literal a) de la presente cláusula.

d) Transcurridos sesenta (70) días calendarios de emitida la respectiva factura, comunicará el hecho a CONASEV de acuerdo a lo dispuesto en la cláusula siguiente.

NOVENA: SANCIONES

En caso que **EL EMISOR** incumpla la LEY, Reglamento, Reglamento Interno, dispositivo que será aplicable una vez aprobado por CONASEV o cualquiera de las prestaciones a su cargo asumidas en virtud del presente Contrato, **CAVALI** comunicará de tal hecho a la CONASEV a efectos que dicha entidad supervisora tome las medidas correctivas correspondientes e imponga las sanciones que le resulten aplicables a **EL EMISOR,** conforme a las normas vigentes que dicte la CONASEV.

DECIMA.- RESERVA DE LA INFORMACION

CAVALI se obliga a mantener bajo reserva la información contenida en su registro contable, guardando su confidencialidad de acuerdo a lo establecido en los artículos 45° y 232° de la LEY y en el artículo 54° del Reglamento.

Asimismo, **EL EMISOR** declara conocer el deber que la LEY impone a **CAVALI** de mantener reserva respecto a la información que aparece en sus registros.

En consecuencia, **EL EMISOR** se compromete a mantener en reserva la información a que se

refiere la indicada LEY y todos los demás datos e informaciones a los que **EL EMISOR** tiene acceso a través de EL SERVICIO.

La información y datos a los que accese **EL EMISOR** serán para uso propio, en el local señalado en el Anexo VI, y sólo dentro de los alcances de las instrucciones impartidas por los titulares de LOS VALORES.

En ese sentido y a fin de resguardar la confidencialidad de la indicada información, **EL EMISOR** designa, por este acto a las personas indicadas en el Anexo VI, como las únicas personas autorizadas a acceder a EL SERVICIO y por ende a recibir información respecto al registro contable, pudiendo el apoderado con poder suficiente de **EL EMISOR**, durante la vigencia el presente Contrato, sustituir a la persona indicada, comunicando inmediatamente el hecho a **CAVALI**.

En ese sentido **EL EMISOR** se responsabiliza frente a **CAVALI**, en forma expresa, incondicional e irrevocable por cualquier instrucción u orden que curse a **CAVALI** cualquiera de sus representantes autorizados, aún en el caso que las mismas no hubieren sido autorizadas por **EL EMISOR** o que fueran realizadas en exceso de las facultades conferidas a sus representantes y este hecho no hubiese sido informado por escrito a **CAVALI**, con anticipación, al momento en que las instrucciones u órdenes sean recibidas por **CAVALI**.

DECIMA PRIMERA.- OBLIGACIONES DE EL EMISOR

EL EMISOR goza de los derechos reconocidos en el Reglamento y Reglamento Interno, dispositivo que será aplicable una vez aprobado por CONASEV, y que **CAVALI** se obliga a poner en conocimiento de EL **EMISOR** en caso dicha norma no se publique en el diario oficial.

Asimismo, **EL EMISOR** se somete a todas las obligaciones que se establecen en las normas antes citadas siendo las principales las siguientes:

a) Entregar la información establecida y aquella que le fuera requerida por **CAVALI** en uso de sus atribuciones;
b) Confirmar a los participantes y a **CAVALI** sobre la autenticidad de los títulos y el estado de los valores a ser representados por anotaciones en cuenta, cuando éstos se lo soliciten;
c) Conciliar su información con la del registro contable a cargo de **CAVALI** cuando ésta última lo requiera;
d) Proveer oportunamente los recursos necesarios a **CAVALI** para que ésta cumpla con la entrega de dividendos, pago de intereses, amortización del principal o redención del mismo, u otros beneficios cuando le hubieren confiado tal responsabilidad;
e) Comunicar a **CAVALI** inmediatamente de tomado conocimiento sobre cualquier acto que afecte los valores inscritos en los registros de éstas, adjuntando la documentación sustentatoria;
f) Comunicar a **CAVALI** toda información que dispongan respecto de la identidad de sus accionistas o titulares de valores;
g) Cumplir con lo estipulado en el presente Contrato;

DECIMA SEGUNDA.- COMUNICACIONES A EL EMISOR

CAVALI, de acuerdo a lo dispuesto en el artículo 68 del Reglamento pondrá a disposición de **EL EMISOR** la información sobre las inscripciones efectuadas respecto de sus valores y los correspondientes titulares, a más tardar al día hábil siguiente de registradas. Sin perjuicio de ello **CAVALI** remitirá oportunamente la mencionada información al local de **EL EMISOR** señalado en el Anexo VI.

DECIMA TERCERA.- PREVALENCIA DEL CONTRATO

El presente Contrato contiene todos los acuerdos y estipulaciones a los que han arribado las partes y reemplaza y prevalece sobre cualquier negociación, oferta, acuerdo, entendimiento o convenio que las partes hayan sostenido, cursado o pactado respecto al objeto del presente Contrato, con anterioridad a la fecha de celebración del mismo.

Sin perjuicio de lo dispuesto en el párrafo anterior, en caso las partes acordaran alguna modificación al presente Contrato, ésta deberá constar por escrito en documento que debidamente suscrito por ambas partes, en dos originales de idéntico valor, será anexado al mismo formando parte integrante de él.

DECIMA CUARTA.- DOMICILIO

Las partes señalan como domicilio contractual los que aparecen en el encabezado del presente Contrato. Todas las comunicaciones y/o notificaciones judiciales o extrajudiciales se dirigirán válidamente a dichos domicilios, salvo que medie previo aviso comunicado por carta notarial con quince (15) días de anticipación indicando la variación del domicilio, en cuyo caso las comunicaciones y/o notificaciones deberán hacerse al nuevo domicilio.

DECIMA QUINTA.- ARBITRAJE

1. Todos los conflictos o controversias que pudieran surgir entre las Partes sobre la interpretación, ejecución, cumplimiento y cualquier aspecto relacionado a la existencia, validez, ineficacia o resolución del contrato deberán ser resueltos por éstas en Trato Directo dentro de un plazo de cinco (5) días hábiles contados a partir del momento en que una parte comunique a la otra, por escrito, la existencia de un conflicto o controversia (el "Plazo de Trato Directo").

El Plazo de Trato Directo podrá ser ampliado por cinco (5) días hábiles a fin de resolver sus discrepancias sin necesidad de recurrir a instancias superiores u otras instancias.

En el caso que las Partes, dentro del Plazo del Trato Directo, no resolvieran el conflicto o controversia suscitado deberán someter sus diferencias a arbitraje de derecho de acuerdo con lo pactado en el punto 2 de la presente cláusula.

2. El arbitraje estará a cargo de un arbitro, designado de común acuerdo por las Partes cuyo laudo será inapelable. El arbitraje será de derecho.

El arbitraje se realizará conforme al Reglamento de Arbitraje Nacional del Centro de Conciliación, Arbitraje Nacional e Internacional de la Cámara de Comercio de Lima.

En defecto de acuerdo de las partes respecto de la designación del árbitro único, dentro de un plazo de (5) cinco días hábiles de recibida por una Parte la solicitud de la otra en el tal sentido, se constituirá un Tribunal Arbitral, de acuerdo al siguiente procedimiento:

a) El procedimiento arbitral será realizado por un Tribunal Arbitral conformado por tres miembros cuyo laudo será inapelable. El arbitraje será de derecho.

b) Cada una de las Partes designará un árbitro y los árbitros nombrados designarán, a su vez, a un tercer árbitro. En caso que una de las partes demore más de quince días hábiles, desde que haya sido requerida por escrito por la otra Parte para la designación del árbitro que le corresponde designar, éste será designado por el Centro de Conciliación y Arbitraje Nacional e

Internacional de la Cámara de Comercio de Lima, eligiéndolo de entre las personas que integran la relación de árbitros que dicha entidad tiene establecida. En este caso, se entenderá que la parte que no cumplió ha renunciado a su derecho a designar al árbitro que le corresponde.

c) El procedimiento, el plazo del arbitraje y demás disposiciones que sean necesarias para su ejecución, serán las establecidas en el Reglamento de Arbitraje Nacional del Centro de Conciliación y Arbitraje Nacional e Internacional de la Cámara de Comercio de Lima.

d) En todo lo no previsto, así como en el caso que resulte desactivado el mencionado Centro de Arbitraje y Conciliación Nacional e Internacional de la Cámara de Comercio de Lima, se aplicarán las normas de la Ley General de Arbitraje, Ley No. 26572 o las disposiciones de aquella ley o norma que la sustituya.

DECIMA SEXTA.- COMPETENCIA

Las partes se someten expresamente a la competencia de los jueces y tribunales del distrito Judicial de Lima, para la ejecución forzada de las decisiones arbitrales adoptadas por el árbitro único o el Tribunal Arbitral que se constituya de acuerdo a la Cláusula precedente.

Se firman dos originales de igual tenor, en Lima a los __________ (___) días del mes de diciembre del año dos mil.

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CAVALI ICLV **EL EMISOR**

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[1] En caso se tratará de valores emitidos por una sociedad extranjera donde la legislación de su país señale que los valores se representan mediante títulos físicos, para efectos del presente Contrato se entenderá que el valor está anotado en cuenta.

ANEXO I-A

VALORES DE RENTA VARIABLE

I.- LOS VALORES

EL EMISOR es una entidad que, de acuerdo a la escritura pública de fecha 17 de noviembre de 2000, otorgada ante el Notario Público de Lima, Doctor Jaime Murguía Cavero, e inscrita en la Partida Nº 11235480, del Registro de Personas Jurídicas de Lima, tiene un capital social ascendente a la suma de S/. 1,000.00 (Mil y 00/100 Nuevos Soles), representado por 1000 acciones de un valor nominal de S/. 1.00 (Un y 00/100 Nuevo Sol) cada una íntegramente suscritas y totalmente pagadas, las cuales se representan por medio de certificado de acciones (en adelante LOS VALORES).

En el caso que parte de la emisión esté representado por títulos físicos, de acuerdo a lo dispuesto en el artículo 218 de la LEY es obligatorio que para su negociación los mismos se registren previamente en una institución de compensación y liquidación de valores, como es el caso de CAVALI, para ser representadas mediante anotación en cuenta.

En ese sentido, **EL EMISOR** declara conocer que para la negociación de LOS VALORES, éstos deberán ser desmaterializados previamente, para cuyo efecto, **EL EMISOR** se somete a los términos y condiciones del procedimiento de desmaterialización de valores detallado en el Sub Anexo I-A, que debidamente firmado por ambas partes forma parte integrante del presente documento.

II.- VIGENCIA

1. **En caso los valores se encuentren listados en Rueda de Bolsa de la Bolsa de Valores con anterioridad al 1 de mayo de 1997 es de aplicación lo siguiente:**

   a) A partir del 1 de Mayo de 1997, CAVALI asumió las funciones que tenía la Caja de Valores y Liquidaciones de la Bolsa de Valores de Lima, entre las que se encuentran prestar el servicio de registro de valores representados por anotación en cuenta, en aplicación a lo dispuesto por la Novena Disposición Transitoria de la LEY, razón por la cual a partir de dicha fecha **EL EMISOR** solicito los servicios de **CAVALI.**

En función de lo expuesto y en virtud del presente documento, **CAVALI** y **EL EMISOR** reconocen la relación contractual existente entre dichas instituciones desde el 1 de mayo de 1997 a la fecha de suscripción del contrato de servicios del cual forma parte el presente Anexo.

b) El Contrato de servicios de inscripción de valores representados mediante anotaciones en cuenta suscrito entre **CAVALI** y **EL EMISOR** se inicia en la fecha de suscripción del mismo, pactándose su vigencia por un plazo indefinido.

2. En caso LOS VALORES esten en trámite de inscripción en Rueda de Bolsa de la Bolsa de Valores es de aplicación lo siguiente:

El Contrato de servicios de inscripción de valores representados mediante anotaciones en cuenta suscrito entre **CAVALI** y **EL EMISOR** se inicia en la fecha en que la Bolsa de Valores informe a CAVALI que LOS VALORES han sido listados en Rueda de Bolsa, pactándose su vigencia por un plazo indefinido.

3.- En caso que LOS VALORES no se listen en la Rueda de la Bolsa de Valores es de aplicación lo siguiente:
El Contrato de servicios de inscripción de valores representados mediante anotaciones en cuenta se inicia en la fecha de suscripción del mismo, pactándose su vigencia por un plazo indefinido.

III.- TRANSFERENCIA DE LOS DATOS CONTENIDOS EN LA MATRÍCULA

3.1 EN CASO EXISTAN AFECTACIONES REGISTRADAS EN LA MATRÍCULA DE ACCIONES DEL EMISOR

EL EMISOR se obliga a informar a **CAVALI**, por escrito y medio magnético, según corresponda, sobre la constitución de derechos y gravámenes que afecten a LOS VALORES, que a la fecha de suscripción del Contrato de servicios de inscripción de valores representados mediante anotaciones en cuenta se encuentren anotados en la matrícula de acciones llevada por **EL EMISOR**, a fin que **CAVALI** los inscriba en el registro contable, conforme al artículo 217 de la LEY.

En ese sentido, **EL EMISOR** entrega, a la suscripción de este documento, la relación de los derechos y gravámenes que recaen sobre LOS VALORES, que se detallan en el Sub Anexo I-B que firmado por ambas partes forma parte integrante del presente documento, así como copia legalizada de la documentación sustentatoria.

EL EMISOR se responsabiliza de manera expresa e incondicional e irrevocable frente a **CAVALI**, por la veracidad de la información contenida en su matrícula, y los documentos que presenta al a suscripción de este documento, así como que la constitución de los derechos y gravámenes que se detallan en el Sub Anexo I-B, han sido de acuerdo a las normas de la materia.

En el supuesto que **CAVALI** se viese obligada a asumir alguna responsabilidad o pago de carácter económico por cualquier causa derivada de la inscripción de los derechos y gravámenes que se detallan en el Sub Anexo I-B, **EL EMISOR** se obliga a sumir íntegramente tal reparación o pago, lo cual incluirá los gastos legales, judiciales o extrajudiciales en los que **CAVALI** pudiese haber incurrido.

EL EMISOR declara conocer que **CAVALI** no tiene responsabilidad alguna frente al acreedor o deudor prendario derivada de la constitución, ampliación o levantamiento de prendas conforme al este Contrato, debiendo informárselos a los mismos por escrito.

Sin perjuicio de lo señalado precedentemente, **EL EMISOR** de acuerdo al literal e) del artículo 39 del Reglamento está obligado a informar a **CAVALI** sobre cualquier acto que afecte los valores a ser representados por anotaciones en cuenta, adjuntando la documentación sustentatoria.

3.2 EN CASO NO EXISTAN AFECTACIONES REGISTRADOS EN LA MATRÍCULA DE ACCIONES DE EL EMISOR

EL EMISOR declara que a la fecha de suscripción del Contrato de servicios de inscripción de valores representados mediante anotaciones en cuenta, no se encuentran anotados en su matrícula de acciones, la constitución de derechos y gravámenes que afecten a LAS ACCIONES, responsabilizándose de manera expresa e incondicional e irrevocable frente a **CAVALI**, por la veracidad de la información contenida en dicha matrícula.

Sin perjuicio de lo señalado anteriormente, **EL EMISOR** de acuerdo al literal e) del artículo 39° del Reglamento está obligado a informar a **CAVALI** sobre cualquier acto que afecte los valores a ser representados por anotaciones en cuenta, adjuntando la documentación.

SUB ANEXO I-A

DESMATERIALIZACION DE VALORES

Desmaterialización es el proceso mediante el cual se cambia la representación de una emisión, serie o emisión de valores de títulos a anotaciones en cuenta, requiriéndose para ello el acuerdo de **EL EMISOR** o la solicitud del titular cuando dicha transformación sea necesaria para la negociación del valor en un mecanismo centralizado.

El procedimiento que se detalla a continuación se encuentra en orden de participación y en forma agrupada de acuerdo a las actividades que realizará cada participante:

a) **Titular**

- Solicita o da su aceptación al participante para la desmaterialización del título de su propiedad.

b) **Participante**

i. Registra la intención de su cliente de desmaterializar el título, mediante el ingreso de los datos del mismo en el sistema de **CAVALI**, en un archivo que tendrá la categoría de temporal (no ingresa saldos del valor en la cuenta del titular), asignando el sistema a cada título ingresado un numero de registro en forma automática.

ii. A fin que **EL EMISOR** certifique el registro realizado, el participante podrá:

iii. Remitir el título a **CAVALI** como máximo hasta las 17:30 horas del día siguiente de realizado el registro. En caso contrario **CAVALI** procederá a eliminar dicho registro del sistema.

iv. Remitir el título directamente al emisor dentro de las 24 horas siguientes de realizado el registro y solicitarle su conformidad.

v. Asimismo, deberá registrar en el sistema de **CAVALI** la modalidad escogida, a fin de informar sobre la forma de envío tanto a **CAVALI** como al emisor.

c) **CAVALI**

- Recibe los títulos enviados por los distintos participantes diariamente hasta las 17:30 horas y verifica los datos de los mismos con el registro realizado en el sistema.

- Remite al emisor diariamente los títulos recibidos, consignando en los mismo la expresión "inhabilitado" y solicita la respectiva confirmación de los registros realizados.
- Los certificados que lleguen hasta las 12:00 horas se enviaran a la emisora el mismo día.
- Los certificados que ingresen hasta las 17:30 horas se enviaran a la emisora al día siguiente.

d) **Emisor**

Si **EL EMISOR** cuenta con el sistema CAVALI EMISORAS :

- Recibe en tiempo real a través del sistema, los registros de las intenciones de desmaterialización.
- Espera recibir los títulos de los Participantes o de **CAVALI**.
- A partir del 1 de agosto de 1999 **EL EMISOR** dispone de tres días desde la recepción del título para evaluar los títulos recibidos, registrando en el sistema CAVALI EMISORAS su conformidad o rechazo respecto a la autenticidad del título y el estado de los valores a ser representados mediante anotación en cuenta[1], y de ser el caso, anulará el título.
- Si vencidos los tres días señalados precedentemente para la confirmación de **EL EMISOR** sin tener respuesta del mismo, se entenderá que **EL EMISOR** ha prestado su confirmación sobre la validez y la integridad del titulo (disponibilidad) procediendo **CAVALI** a la desmaterialización del mismo.
  Cabe indicar que hasta el 01 de agosto de 1999, de acuerdo a la Primera Disposición Transitoria del Reglamento, para efectos del cambio de la forma de representación de valores a anotaciones en cuenta, **EL EMISOR** debe confirmar la autenticidad y el estado de los valores a ser representados por anotaciones en cuenta en un plazo no mayor a siete (7) día útiles, transcurrido dicho plazo y sin contar con la respuesta de **EL EMISOR**, se entenderá que **EL EMISOR** ha prestado su confirmación sobre la validez y la integridad del título (disponibilidad) procediéndose a la desmaterialización del mismo.
- Anula el título.
- El registro del título en el sistema de **CAVALI** debe realizarse de manera simultanea a la anulación del título y anotación en el registro de **EL EMISOR** que el valor se encuentra inscrito en **CAVALI**.

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[1] En caso se trate de valores sobre los cuales recae algún tipo de afectación (prendas, embargos o derecho de usufructo) **EL EMISOR** debe remitir a **CAVALI** copia notarialmente legalizada de la parte pertinente de la matrícula de acciones, así como copia notarialmente legalizada del documento que sustente tal afectación (contrato de prenda, comunicación del titular, Oficio o Resolución que ordene el embargo).

Si **EL EMISOR** no cuenta con el sistema CAVALI EMISORAS :

- Recibe la carta solicitud de conformidad de desmaterialización de los participantes o de **CAVALI** con los títulos respectivos.
- Dispone de tres días desde la recepción del título para evaluar los títulos recibidos, comunicando en el formato correspondiente su conformidad o rechazo respecto a la autenticidad del título y el estado de los valores a ser representados mediante anotación en cuenta, y de ser el caso, anulará el título.
- Si vencidos los tres días señalados precedentemente para la confirmación de **EL EMISOR** sin tener respuesta del mismo, se entenderá que **EL EMISOR** ha prestado su confirmación sobre la validez y la integridad del titulo (disponibilidad) procediendo **CAVALI** a la desmaterialización del mismo.
  Cabe indicar que hasta el 01 de agosto de 1999, de acuerdo a la Primera Disposición Transitoria del Reglamento, para los efectos del cambio de la forma de representación de valores a anotaciones en cuenta, los emisores deben confirmar la autenticidad y el estado de los valores a ser representados por anotaciones en cuenta en un plazo no mayor a siete (7) día útiles, transcurrido dicho plazo y sin contar con la respuesta de **EL EMISOR**, se entenderá que **EL EMISOR** ha prestado su confirmación sobre la validez y la integridad del título (disponibilidad) procediéndose a la desmaterialización del mismo.
- Anula el título.
- El registro del título en el sistema de **CAVALI** debe realizarse de *manera simultanea a la anulación del título y eliminación del titular en* el registro **EL EMISOR**.

En caso **EL EMISOR** preste su conformidad sobre la validez del título por escrito o a través del servicio CAVALI EMISORES y en caso LOS VALORES se encuentren afectados, **EL EMISOR** deberá informar a **CAVALI**, sobre la constitución de derechos y gravámenes que afecten a dicho titulo. En este sentido, la emisora adjuntará copias notarialmente legalizadas de los respectivos contratos de constitución de gravámenes y los documentos sustentarios de los embargos, así como copia de la parte pertinente de la matrícula en la cual consten dichas afectaciones.

Asimismo, **EL EMISOR** asume la responsabilidad ante **CAVALI** por cualquier reclamo o denuncia que pudiera ser interpuesta contra **CAVALI** por terceros, en caso que la información y/o documentación remitida sobre la base de su conformidad o rechazo no sea exacta.

e) **CAVALI**

Cuando la conformidad o rechazo de la desmaterialización sea remitida por escrito (presentada en mesa de partes o vía fax), **CAVALI**, registrará en el sistema la instrucción comunicada por **EL EMISOR**, y procederá e remitir a **EL EMISOR**, de ser el caso, el informe de desmaterializaciones

registradas, el cual servirá de base para que **EL EMISOR** procederá a anular los títulos.

f) **Participante**

- Visualiza la conformidad o el rechazo de su solicitud en el sistema en tanto este haya sido registrado.

Del Registro

El registro en el sistema por parte de **EL EMISOR** o de **CAVALI**, de la conformidad con la desmaterialización de los títulos, significará la desmaterialización del título y el ingreso del valor en la cuenta del titular.

Para todo efecto, la fecha de ingreso del valor en la cuenta del titular en **CAVALI**, será la fecha de registro de la conformidad, considerándose el valor como representado mediante títulos hasta que dicha conformidad no se registre.

El registro en el sistema por parte de **EL EMISOR** o de **CAVALI**, del rechazo de la solicitud y el motivo del rechazo, implicará la eliminación del registro realizado en el archivo temporal.

SUB ANEXO I-B

GRAVAMENES, EMBARGOS Y OTRAS AFECTACIONES ANOTADAS EN LA MATRICULA DE ACCIONES LLEVADA POR EL EMISOR

TITULAR	PRENDA, EMBARGO, USUFRUCTO Y OTRAS AFECTACIO-NES	ACREEDOR	JUZGADO Y BENEFICIARIO	CANTIDAD DE VALORES AFECTADOS	INCLUYE BENEFICIOS SI/NO (DETALLE)

ANEXO II

ACTOS SOCIETARIOS QUE AFECTEN A LOS VALORES INSCRITOS EN EL REGISTRO CONTABLE Y REGISTRO DE SITUACIONES EXTRAORDINARIAS

I.- FUSIÓN, ESCISIÓN U OTRAS FORMAS DE REORGANIZACIÓN SOCIETARIA, UNIFICACIÓN DE SERIES Y REDUCCIÓN O AUMENTO DE CAPITAL, DE LOS VALORES INSCRITOS EN LOS REGISTROS DE CAVALI ICLV S.A.

Objetivo : Realizar los procesos corporativos de Fusión, Escisión u otras formas de reorganización societaria, Unificación de series y Reducción o Aumento de capital, de los valores inscritos en los registros de **CAVALI**.

1. **EL EMISOR**, debe comunicar el Hecho de Importancia a **CAVALI**, el acuerdo societario informando a su vez las características del proceso. Asimismo, adjuntará la documentación requerida para este tipo de eventos.

2. **EL EMISOR** confirmará en forma escrita a **CAVALI**, los factores exactos utilizados para los procesos y el criterio de redondeo, al termino de las 24 horas de haber recibido la Carta de Factor que **CAVALI** envía para estos procesos.

3. En los días previos a la fecha de canje **EL EMISOR** podrá solicitar la información que requiera para la conciliación de los registros.

4. A la fecha de canje **CAVALI** procede a realizar la actualización de los saldos con la información enviada por **EL EMISOR** y enviará a la misma la siguiente documentación, la que será confirmada o señalarán observaciones, al termino del plazo de 24 horas:

Proceso	Listado	Código
Fusión de Empresas	Fusión de Valores – Definitivo	CV0810R
Escisión	Escisión de Valores – Definitivo	CV3115R3
Cambio de Valor Nominal	Cambio de Valor Nominal - Total acciones por titular	CV1410R
Reducción de Capital	Fusión de Valores – Definitivo	CV0810R

II.- REPARTO DE BENEFICIOS EN ACCIONES

Objetivo :Registrar los derechos en acciones correspondientes a valores representados por anotación en cuenta en **CAVALI** por encargo de las emisoras.

1. **EL EMISOR** debe comunicar el Hecho de Importancia a **CAVALI**, el acuerdo societario informando a su vez las características del proceso.

Asimismo, adjuntará la documentación requerida para este tipo de eventos.

2. **EL EMISOR** confirmará en forma escrita a **CAVALI**, los factores exactos utilizados para el proceso, asimismo, el criterio de redondeo, al termino de las 24 horas de haber recibido la Carta de Factor que **CAVALI** envía para estos procesos.

3. Al día siguiente **CAVALI** enviará a **EL EMISOR** la documentación correspondiente a la Fecha de Registro la misma que detallamos a continuación:

Listados	**Código**
Cálculo de Stock al último día de negociación con derecho	CV1610R
Cálculo de Stock al último día de negociación con derecho por participante	CV1605R
Informe de transferencia de inicio del mes hasta el último día de negociación con derecho	CV0505R
Operaciones de reporte culminadas desde el inicio del mes hasta el último día de negociación con derecho	CV0577R
Comitentes Reportados Reportantes **CAVALI**	OE1303R
Comitentes Reportados Reportantes Físicos	OE1307R
Informe de Bloqueos por Valor Acreedor.	CV1030R

4. **EL EMISOR** debe determinar, con arreglo a las disposiciones legales, el tratamiento a seguir en el caso de que resulten fracciones de acciones correspondientes a los titulares al aplicar el factor de canje o de distribución. Dicho tratamiento debe ser informado a **CAVALI** con diez (10) días calendario antes de la entrega.

   EL EMISOR debe confirmar o hacer llegar sus observaciones sobre la información, al termino del plazo de las 24 horas.

5. Luego de la Conciliación de los saldos entre **EL EMISOR** y **CAVALI**, esta ultima enviara a **EL EMISOR** el reparto preliminar

Listado	**Código**
Reparto de beneficios en acciones – Preliminar por titular	CV0410R

EL EMISOR debe confirmar o hacer llegar sus observaciones sobre la información, al termino del plazo de las 24 horas.

6. Luego de confirmado el reparto preliminar por parte de **EL EMISOR**, **CAVALI** procesará el reparto definitivo a la fecha correspondiente y remitirá a **EL EMISOR** el siguiente listado para su debido control:

Listado	**Código**
Reparto de beneficios en acciones –	CV0410R

Definitivo por titular	

III.- CAMBIO DE REPRESENTACIÓN DE ANOTACIONES EN CUENTA A TÍTULOS FÍSICOS

Objetivo :Cambiar la forma de representación de los valores representados mediante anotación en cuenta a títulos físicos.

1. Existen dos supuestos para proceder con el procedimiento:

- Al ser informado **CAVALI** sobre el deslistado de LOS VALORES de la Bolsa de Valores, en aplicación de lo dispuesto en el artículo 45 del Reglamento, solicita a **EL EMISOR** confirme por escrito si los valores inscritos en el registro contable de **CAVALI**, también serán retirados.

- En el caso que los valores sean retirados de **CAVALI** a solicitud de **EL EMISOR**, se procederá con la exclusión a partir de la fecha de recepción de la comunicación que indica la carta.

2. **CAVALI** recibe la comunicación de **EL EMISOR** hasta la 17:15 p.m. del día, la misma que debe contar con los siguientes datos:
- Valor
- No. de acciones
- Fecha de Retiro
- Firma de la persona autorizada.

3. **CAVALI** verifica en el sistema, que los titulares tenga saldo disponible.
4. Retira del registro contable los valores de cada una de las cuentas de los titulares señalados en la solicitud.
5. Procede a enviar a **EL EMISOR** una comunicación con la información de los valores retirados del registro contable, así como un informe sobre los valores que se encontraban afectados.
6.- **EL EMISOR** recibe la información, la procesa y emite los correspondientes títulos.

IV.- SITUACIONES EXTRAORDINARIAS

Objetivo : Realizar, por encargo de **EL EMISOR**, el Proceso de Oferta Publica de Intercambio de Acciones.

Descripción :
CAVALI realiza las coordinaciones con las Entidades que intervienen en el proceso.

Coordinaciones Externas.- **CAVALI** *hará las coordinaciones con las* siguientes entidades:

- Coordinaciones con **EL EMISOR**.

- Coordinaciones con el Oferente.
- Coordinaciones con las Sociedades Agentes de Bolsa participantes.
- Coordinaciones con la Bolsa de Valores: Dirección de Mercados y Estudios Económicos.

El titular recibe la información relativa a la Oferta Publica de Intercambio, acepta las condiciones e informa a la Sociedad Agente de Bolsa su voluntad de participar en la misma.

El participante recibe la información y procede a realizar el traspaso de las acciones que se encuentran registradas por medio del Sistema por Anotación en Cuenta, a la Cuenta Custodio Especial, creada para este efecto. Asimismo, procede a llenar la carta de aceptación del titular, en la cual se debe consignar los datos solicitados por **EL EMISOR**, así como, de ser el caso el N° del traspaso antes mencionado.

Luego, el participante envía la información a **CAVALI**, adjuntando, de ser el caso, los títulos físicos.

Cabe señalar que, si la Carta de Aceptación tiene alguna falta no será recibida por **CAVALI**.

INICIO DE LA OFERTA

CAVALI entrega a los participantes Bursátiles el listado de sus accionistas registrados en sus respectivas cuentas matrices.

Recibe y verifica la Carta de Aceptación enviada por el Participante. Si la información se encuentra debidamente consignada, procesará la información de la siguiente manera:

- *Acciones representadas por medio de Anotación en Cuenta.-* **CAVALI** recibirá las Cartas de Aceptación y procederá a confirmar el traspaso de las acciones en la cuenta especial, teniendo en cuenta los datos que aparecen en la pantalla, los cuales deben coincidir correctamente con los de la Carta.

- *Acciones representadas por medio de Títulos Físicos.-* **CAVALI** recibirá la información registrando los Títulos Físicos en el sistema bajo le código del titular consignado en la Carta de Aceptación. Este menú de Registros O.P.I. para Títulos Físicos consistencia si el título físico tiene alguna limitación para su negociación, llámese embargos, reporte o algún otro gravamen.

- *Las Acciones comprometidas en Operaciones de Reporte.-* Se procederá de acuerdo a lo informado en el folleto entregado a los Participantes.

- *Las Acciones con limitaciones para su negociación.-* Se procederá de acuerdo a lo informado en el folleto entregado a los Participantes.

Luego procede al sellado de las Cartas de Aceptación y todas sus copias en señal de conformidad.

CAVALI recibe y verifica la Carta de Aceptación enviada por el Participante. Si la información no se encuentra debidamente consignada, procederá a devolver la información al Participante, haciéndole saber cual es el punto que deben corregir.

Al cierre del día **CAVALI** envía las cartas que corresponden a la Bolsa de Valores (Dirección de Mercados) adjuntando, a las mismas, los listados y el diskette, si fuera el caso, con la información recepcionada durante el día.

Asimismo, **CAVALI** remite la información en forma de listados al Emisor.

El Asistente en **CAVALI** ordena la información en orden de Sociedad Agente de Bolsa y en orden de fecha de recepción. Esta información debe estar separada en dos archivos diferentes, Físico y **CAVALI**, para permitir al operador del Area de Liquidaciones, liquidar las operaciones de adjudicación en forma correcta y ordenada.

DPTO. DE OPERACIONES DE MERCADEO

Durante los 4 últimos días de la Oferta el Operador de Compensación y Liquidación recibe la solicitud, de los Participantes, de retirar de la compensación operaciones con el fin da participar de la oferta. Se liquidan valores y se compensan fondos, dando disponibilidad a los compradores.

ULTIMO DÍA DE LA OFERTA

En el Departamento de Operaciones de Mercadeo, se realizan los traspasos de las acciones registradas en **CAVALI** y que pertenecían a Operaciones de Reporte, a la Cuenta Custodio Especial, luego de cumplir con las condiciones informadas a los participantes. Asimismo realiza el registro de los Títulos Físicos que se encontraban en operaciones de Reporte y han cumplido con las condiciones

CAVALI, luego de cerrar el ingreso de información diaria, procesará la información contenida en sus registros los cuales arrojarán los listados que serán entregados a Dirección de Mercados en la Bolsa de Valores, para su revisión.

ANEXO III

REPARTO DE DIVIDENDOS EN EFECTIVO, INTERESES, AMORTIZACION Y REDENCION DEL PRINCIPAL

Fecha de Corte, Registro y Entrega.-

Fecha de corte.- Ultimo día de negociación con derecho a suscripción de nuevos valores o algún otro derecho o beneficio a que se refiere la fecha de registro.

Fecha de Registro.- Fecha establecida por **EL EMISOR** para determinar a los titulares de los derechos o beneficios previamente acordados a ser entregados. No se aplica a Valores de Renta Fija.

Fecha de Entrega.- Fecha fijada por **EL EMISOR** como la fecha a partir de la cual pondrá a disposición de los titulares de las acciones, el derecho de suscripción de nuevos valores o algún otro derecho, Interés o beneficio previamente acordado.

Fecha de Vencimiento.- Fecha establecida por **EL EMISOR** para efectos del cálculo del interés y/o amortización a entregar.

I.- REPARTO DE BENEFICIOS EN EFECTIVO Y/O ENTREGA DE INTERESES EN EFECTIVO

Objetivo :Realizar la entrega de los Beneficios en Efectivo o de Intereses, según lo acordado por **EL EMISOR**, de acuerdo a lo previsto en la Resolución Conasev Nº 145-98-EF/94.10 y en la Resolución Nº 031-99-EF/94.10

Confirmación de saldos

1. Tratándose de dividendos, **EL EMISOR** confirmará en forma escrita a **CAVALI**, los factores exactos utilizados para el reparto del beneficio en efectivo, asimismo, el criterio de redondeo y el lugar de pago, al término de las 24 horas de haber recibido la carta de factor remitida por **CAVALI**.

2. Tratándose de intereses, **EL EMISOR** comunica a **CAVALI** oportunamente la tasa a utilizar para el pago de intereses correspondiente a cada titular.

3. Tratándose de intereses y dividendos, para efectos de la conciliación de LOS VALORES anotados en los registros de **CAVALI, EL EMISOR** por escrito confirmará los saldos o, de ser el caso, informará a **CAVALI** sobre las diferencias existentes con respecto a dichos saldos.

Dicha comunicación, para el caso de dividendos, deberá ser remitida a **CAVALI**, como máximo cinco (5) días útiles antes de la fecha de entrega. Tratándose de intereses dicha comunicación deberá ser remitida a más tardar un día antes de la fecha de pago.

4. **EL EMISOR** debe determinar, con arreglo a las disposiciones legales vigentes, el tratamiento a seguir en el caso de que resulten remanentes correspondientes a los titulares al aplicar el factor de canje o de distribución. Dicho tratamiento debe ser informado a **CAVALI** con diez (10) días calendario antes de la entrega.

Confirmación de Reparto

En caso, **EL EMISOR** opte por entregar los dividendos o intereses a través de **CAVALI** y luego de conciliar los registros, **EL EMISOR** recibirá la información acerca del reparto preliminar, la misma que será confirmada al termino de dos días útiles antes de la fecha de pago de los dividendos o un día antes del pago de intereses, según se trate.

5. Luego de confirmado el reparto preliminar por parte de **EL EMISOR,** en el día **CAVALI**, a fin hacer efectivo el pago de los intereses o dividendos según corresponda, le comunicará el monto a ser depositado en una determinada cuenta bancaria.

   Los Fondos correspondientes deben ser depositados de la siguiente manera:

   - Transferencia Interbancaria.- Con 24 horas de Anticipación a la Fecha de Entrega.
   - Cheque del mismo Banco.- Con 24 horas de Anticipación a la Fecha de Entrega.
   - Cheque de otro Banco.- Con 48 horas de anticipación.
   - En Efectivo o transferencia dentro de un mismo Banco.- con 24 horas de anticipación.

Toda demora en la entrega de fondos disponibles por parte de **EL EMISOR**, que retrase la entrega, es inmediatamente comunicada al mercado a través de una Circular a Participantes.

Asimismo, **CAVALI** devolverá a **EL EMISOR** los Cheques que al término de treinta días útiles no hallan sido recogidos y/o que sean devueltos por los participantes. Dicha comunicación será remitida en copia al representante de los obligacionistas de las emisiones o series, de ser el caso.

ANEXO IV

CAVALI EMISORAS

PRIMERA.- SERVICIO CAVALI EMISORAS

Las partes acuerdan que para la prestación del servicio denominado CAVALI EMISORAS, **CAVALI** conectará a **EL EMISOR**, a su computador central, a fin que este último acceda a través de terminarles a las opciones previstas en el Sub Anexo IV-A. La información a la que se tendrá acceso es sólo respecto de LOS VALORES.

Para tal efecto, **CAVALI** pondrá un conector en su computador central, a disposición de **EL EMISOR**, a través del cual éste podrá enlazarse a fin de acceder al servicio CAVALI EMISORAS en forma remota.

SEGUNDA.- ACCESO REMOTO

EL EMISOR es responsable de procurar, a su costo, el equipamiento e infraestructura de comunicaciones, lo cual incluye la respectiva licencia de uso de Sotfware emulador denominado "Reflection and Express Software", y lo que fuere necesario para el acceso al computador central de **CAVALI**, así como el mantenimiento y otros requerimientos para el adecuado funcionamiento del terminal.

Los requerimientos de equipamiento están descritos en el Sub Anexo IV-B (Equipamiento) que forma parte integrante del presente Contrato.

CAVALI, luego de instalado el servicio, capacitará a las personas que determine el departamento de valores de **EL EMISOR** mediante documento en comunicación de fecha cierta dirigida a la Gerencia de Operaciones. Cualquier capacitación adicional, será remunerada por **EL EMISOR**, de acuerdo al precio que pacten las partes, por escrito.

TERCERA.- CLAVES DE ACCESO

CAVALI entregará oportunamente con la debida reserva, las claves de acceso asignadas para poder acceder a CAVALI EMISORAS, tales como password y nombres de usuario, a las personas autorizadas por **EL EMISOR**, señaladas en el Anexo VI del Contrato.

Siendo el caso que el acceso al computador central de **CAVALI**, es para uso exclusivo de **EL EMISOR**, éste es responsable del correcto uso, custodia, seguridad, manejo y confidencialidad de sus claves de acceso.

En consecuencia, toda acción realizada haciendo uso de dicha clave de acceso, sin importar si es o no persona autorizada por **EL EMISOR**, será considerada sin excepción, como un acto realizado por **EL EMISOR**, siendo de su exclusiva responsabilidad las consecuencias que de ello se deriven.

El EMISOR es responsable exclusivo de la utilización de la información a la que tenga acceso a través y como consecuencia de su acceso a CAVALI EMISORAS. Es en especial, responsable de cualquier efecto derivado de actos y decisiones que realice o tome sobre la base de información recibida a través de dicho acceso.

El EMISOR deberá modificar periódicamente las claves de acceso desde sus propios equipos, en cualquier momento siendo de total responsabilidad de **EL EMISOR**, los daños y perjuicios propios y/o a terceros, que la inobservancia de esta obligación pudiera originar. Sin perjuicio de lo antes señalado, **EL EMISOR** podrá solicitar por escrito a **CAVALI**, con 24 horas de anticipación la modificación de sus claves de acceso, si ésta no pudiera realizarse desde sus propios equipos.

CUARTA.- INTANGIBILIDAD DE CAVALI EMISORAS

EL EMISOR declara conocer que el software CAVALI EMISORAS, no es de su propiedad, por lo que garantiza que no divulgará, distribuirá, traducirá, adaptará, reproducirá, alterará, modificará o variará, dicho software, siendo responsable frente al autor de la misma, por cualquier incumplimiento.

QUINTA.- RETRIBUCIÓN

Las partes acuerdan que, **EL EMISOR** pagará a **CAVALI**, durante los primeros quince (15) días calendarios posteriores a la emisión de la correspondiente factura, la retribución que oportunamente apruebe CONASEV por la prestación del servicio CAVALI EMISORAS. Dicha retribución se devengará desde la fecha en que **CAVALI** informe por escrito a **EL EMISOR** que el mismo se encuentra apto para el uso del servicio, documento que deberá ser insertado al presente documento formando parte integrante del mismo.

Al importe de la referida retribución se adicionará el Impuesto General a las Ventas (IGV) y cualquier otro impuesto por crearse, que grave la prestación del servicio objeto del presente Contrato, los cuales serán de cargo de **EL EMISOR**.

Sub-Anexo IV-A

OPCIONES DEL SISTEMA CAVALI EMISORES

1. **Informes de Transferencia**

a) Información de Transferencia de Operaciones Rueda/Reporte
b) Información de Transferencia de Operaciones Renta Fija
c) Información de Datos de Operaciones Rueda/Reporte
d) Información de Datos de Operaciones Renta Fija
e) Informe de Transferencia de Operaciones Modificadas Renta Fija
f) Informe de Transferencia de Operaciones Culminadas Reporte
g) Informe Mensual para SUNAT
h) Archivo de Intercambio Operaciones Rueda/Reporte
i) Archivo de Intercambio Datos Personales de Operaciones de Rueda/Reporte
j) Otros item's asociados :
   - Archivo de intercambio de Datos Personales de Operaciones de Renta Fija
   - Archivo de intercambio de Operaciones Modificadas Rueda/Reporte
   - Archivo de intercambio de Operaciones Modificadas Renta Fija
   - Archivo de intercambio Mensual SUNAT
   - Listado de Operaciones de CPT-B A CPT-C
   - Archivo de intercambio de CPT-B A CPT-C

2. **Consultas**

a) Movimientos y Saldos por Titular (fechas)
b) Datos de titulares y operaciones
c) Operaciones Liquidadas
d) Administración de Listados

3. **Relación de Titulares y Saldos en Caja**

a) Listado de titulares y saldos CAVALI
b) Listado de Stock Mensuales
c) Archivo Intercambio de Titulares y Saldos CAVALI
d) Archivo de Intercambio Stock Mensuales

4. **Procesos de Beneficios (LIB/DIV)**

a) Listado de Beneficios en acciones
b) Listado de Beneficios en efectivo
c) Archivo Intercambio de beneficios en acciones
d) Archivo Intercambio de Beneficios en efectivo

5. **Procesos Especiales**

a) Listado de fusión de valor
b) Listado de Cambio de Valor Nominal de Valores
c) Listado de exclusiones de Valores
d) Listado de Escisión de Valores
e) Archivo de Intercambio de fusiones
f) Archivo de Intercambio de Cambio de Valor Nominal
g) Archivo de Intercambio de Exclusión de Valor
h) Archivo de Intercambio de Escisión de Valores

6. Anotación en Cuenta Voluntaria

a) Registro Confirmación y Consulta de Anotación en Cuenta Voluntaria
b) Listado de Anotaciones en cuenta
c) Archivo de intercambio de anotaciones en cuenta

7. Reversión de Anotación

a) Consulta de reversión de Anotación en Cuenta Voluntaria
b) Listado de Reversión de Valor
c) Archivo de Intercambio de Extrabursátiles

8. Transferencias Extrabursátiles

a) Listados de Extrabursátiles
b) Archivo de Intercambio de Extrabursátiles

9. Transferencias Fuera de Bolsa

a) Listado de Operaciones fuera de Bolsa
b) Archivo de intercambio de operaciones fuera de bolsa

10. Títulos/Acciones Bloqueadas

a) Consulta de títulos físicos bloqueados
b) Consulta de bloqueo de acciones desmaterializadas
c) Listado de títulos bloqueados
d) Archivo de intercambio de títulos bloqueados
e) Listado de acciones desmaterializadas bloqueadas
f) Archivo de intercambio de acciones desmaterializadas bloqueadas

11. **Utilitarios**

a) Mail
b) Cambio de password
c) Administrador, Directorio, otros
d) Transferencia Masiva de Archivos
e) Administrador de Parámetros

12. **Fin de Sesión**

Sub- Anexo IV-B

EQUIPAMIENTO

REQUERIMIENTOS TECNICOS MINIMOS PARA LA IMPLEMENTACION DEL SISTEMA CAVALI	
REQUERIMIENTOS	**OBSERVACIONES**
PC 486 o posterior	
8 MB de memoria RAM	
Monitor a color VGA o posterior	
Windows 3.11 ó 95	SUPER VGA
Tarjeta de Red de 16 bit o 32 bit con sus respectivos drivers de fabricación.	
Linea Telefónica dedicada o conmutada (Se sugiere dedicada)	
50 MB de espacio libre en el disco duro	
Impresora paralela	

ANEXO V

RETRIBUCIONES

EL EMISOR pagará a CAVALI una remuneración de acuerdo a lo siguiente[2]:

No	Concepto	Monto
1.-	Inscripción de valores en el registro contable a solicitud del emisor	US$ 75.00
2.-	Registro de valores en el registro contable	US$ 0.80
3.-	Mantenimiento del valor e información a emisores a)Renta variable b)Instrumentos de deuda	 US$ 60.00* US$0.001%**

[2] Resolución CONASEV N°019-2000-EF/94.10

* Por emisión o clase

** Sobre el monto colocado con un mínimo de US$ 60.00 y un máximo de US$ 250.00

Anexo 5: Relación de accionistas que representan una participación superior al cinco por ciento (5%) del capital social, directores y plana gerencial de la Sociedad; así como de las personas jurídicas integrantes del grupo económico al que pertenece.

Telefónica

Lima, 14 de diciembre de 2000

Señores
Bolsa de Valores de Lima
Pasaje Acuña 106
Lima

Estimados señores:

De acuerdo con lo previsto en el literal j) del artículo 5 del Reglamento de Inscripción y Exclusión de Valores Mobiliarios en la Rueda de Bolsa de vuestra institución, aprobado mediante Resolución Conasev No. 125-98-EF/94.10, y a efectos de la inscripción de las acciones de TELEFÓNICA DATA PERÚ HOLDING S.A.A. (en adelante, la "Sociedad") en vuestro registro de valores, cumplimos con alcanzarles la relación de accionistas que representan una participación superior al cinco por ciento del capital social, de los directores y de la plana gerencial de la Sociedad; así como de las personas jurídicas integrantes de nuestro grupo económico.

1. **Accionistas que representan una participación superior al cinco por ciento del capital social**

   El único accionista con participación mayor al cinco por ciento del capital de la Sociedad es TELEFONICA DEL PERU S.A.A.

2. **Directorio de la Sociedad**

   Se encuentra conformado por los siguientes miembros:

Apellidos y Nombre(s)	Cargo	Documento de identificación
• Alfonso Bustamante y Bustamante	Director	DNI 30849678
• José Ramón Vela Martínez	Director	DNI 413568766
• Jesús Equiza Escudero	Director	Carné de extranjería N-97536

3. **Plana gerencial de la Sociedad**

   Se encuentra conformada por las siguientes personas:

Apellidos y Nombre(s)	Cargo	Documento de identificación
• Jesús Equiza Escudero	Gerente General	Carné de extranjería N-97536

Telefónica

4. **Personas jurídicas integrantes del grupo económico**

El grupo económico al que pertenece la Sociedad se encuentra conformado por las siguientes personas jurídicas:

- Telefónica del Perú S.A.A.
- Telefónica Móviles S.A.C.
- Telefónica Multimedia S.A.C.
- Telefónica Servicios Integrados S.A.C.
- Telefónica Servicios Internet del Perú S.A.C.
- Telefónica Servicios Financieros S.A.C.
- Transporte Urgente de Mensajería S.A.C.
- Telefónica Servicios Comerciales S.A.C.
- Telefónica Soluciones Globales Holding S.A.C.
- Telefónica Servicios Digitales S.A.C.
- Servicios Editoriales del Perú S.A.C.
- Zeleris Perú S.A.C.
- Telefónica Perú Holding S.A.C.

Sin otro particular, nos suscribimos de ustedes.

Atentamente,

Anexo 6: Información sobre grupos económicos a que se refieren los artículos 7 y 8 de la Resolución Conasev No. 722-97-EF, de acuerdo a los formatos indicados en los Anexos I y II de dicha resolución.

ANEXO I

LISTADO DE PERSONAS JURÍDICAS QUE CONFORMAN EL GRUPO ECONÓMICO

Razón Social	Inscripción en el RPMV
Telefónica del Perú S.A.A.	X
Telefónica Móviles S.A.C.	
Telefónica Multimedia S.A.C.	
Telefónica Servicios Integrados S.A.C.	
Telefónica Servicios Internet del Perú S.A.C.	
Telefónica Servicios Financieros S.A.C.	
Transporte Urgente de Mensajería S.A.C.	
Telefónica Servicios Comerciales S.A.C.	
Telefónica Soluciones Globales Holding S.A.C.	
Telefónica Servicios Digitales S.A.C.	
Servicios Editoriales del Perú S.A.C.	
Zeleris Perú S.A.C.	
Telefónica Perú Holding S.A.C.	

ANEXO II

INFORMACIÓN SOBRE LAS PERSONAS JURÍDICAS DEL GRUPO ECONÓMICO

Razón social		: **TELEFÓNICA DEL PERÚ S.A.A.**
1.-	CIIU	: 64207
2.-	R.U.C.	: 10001749
3.-	Dirección	: Av. Arequipa 1155, Santa Beatriz, Lima
4.-	Representante legal	: Vela Martínez José Ramón

5.- Accionistas con más del 5% del capital social :

- Telefónica, S.A.
- Telefónica Perú Holding S.A.C.
- Morgan Guaranty Trust of New York (depositario)

6.- Directorio

• Bustamante y Bustamante Alfonso	Presidente del Directorio	D.N.I. N° 30849678
• Viana-Baptista Antonio	Vice Presidente	Pasaporte N° E-009102
• Vela Martínez José Ramón	Director Gerente General	D.N.I. 41356876 E
• Aguirre Nogues Javier	Director titular	Pasaporte N° 9001110
• Benavides de la Quintana Alberto	Director titular	D.N.I. N° 07784590
• Colomer Guiu José Antonio	Director titular	Pasaporte N° 36914446
• Díaz Sánchez Jacinto	Director titular	Pasaporte N° 9201157
• Fournon González-Barcia Fernando	Director titular	Pasaporte N° RNE-VI94998-0
• Graña Miró Quesada José	Director titular	D.N.I. 08266298
• Hernández Garcia Rafael	Director titular	Pasaporte 9801692
• Jalilie Awapara Alfredo	Director titular	D.N.I. 07228265
• Normand Sparks Enrique	Director titular	D.N.I. 08235764
• Piazza Tangüis Walter	Director titular	D.N.I. 07854450
• De la Puente Wiese Gonzalo	Director titular	D.N.I. 08264410
• Rodríguez Mariátegui Proaño Luis	Director titular	D.N.I. 09144124
• Romero Seminario Dionisio	Director titular	D.N.I. 07274369
• Vilarrubi Carrió Carles	Director titular	Pasaporte N° 8002266351

ANEXO II

INFORMACIÓN SOBRE LAS PERSONAS JURÍDICAS DEL GRUPO ECONÓMICO

Razón social		: **TELEFÓNICA MÓVILES S.A.C.**
1.-	CIIU	: 64207
2.-	R.U.C.	: 42465356
3.-	Dirección	: Dean Valdivia 275, San Isidro
4.-	Representante legal	: Manzanares Gutiérrez José Javier

5.- Accionistas con más del 5% del capital social :

- Telefónica del Perú S.A.A.

6.- Directorio

• Bustamante y Bustamante Alfonso	Presidente del Directorio	D.N.I. 30849678
• Vela Martínez José Ramón	Director	D.N.I. 41356876 E
• Antúnez de Mayolo Morelli Santiago	Director	D.N.I. 08746612
• Reguero Naredo Javier	Director	C.E. N° N-87379
• Fernández Pollán Manuel	Director	D.N.I. 41356875 G
• Mendoza Canales Hugo	Director	L.E. 07854771
• Portocarrero Quevedo Oscar	Director	L.E. 08866447

7.- Gerente General:

- Manzanares Gutiérrez José Javier C.E. N° N-87013

ANEXO II

INFORMACIÓN SOBRE LAS PERSONAS JURÍDICAS DEL GRUPO ECONÓMICO

Razón social		: **TELEFÓNICA MULTIMEDIA S.A.C.**
1.-	CIIU	: 92136
2.-	R.U.C.	: 29000026
3.-	Dirección	: Av. Camino Real 390 Torre Central, Piso 11, San Isidro, Lima
4.-	Representante legal	: Duncan Cary-Barnard Michael

5.- Accionistas con más del 5% del capital social :

- Telefónica del Perú S.A.A.

6.- Directorio

• Bustamante y Bustamente Alfonso	Director	D.N.I. N° 30849678
• Vela Martínez José Ramón	Director	D.N.I. 41356876 E
• Reguero Naredo Javier	Director	C.E. N° N-87379
• Piña López Antonio	Director	Pasaporte N° 9500160
• Vilarrubi Carrió Carles	Director	Pasaporte 8002266351
• Antúnez de Mayolo Morelli Santiago	Director	D.N.I. 08746612

7.- Gerentes General:

- Duncan Cary-Barnard Michael L.E. N° 10803501

ANEXO II

INFORMACIÓN SOBRE LAS PERSONAS JURÍDICAS DEL GRUPO ECONÓMICO

Razón social		: **TELEFÓNICA SERVICIOS INTEGRADOS S.A.C.**
1.-	CIIU	: 64207
2.-	R.U.C.	: 30499743
3.-	Dirección	: Av. Camino Real 390 Torre Central Piso 11, San Isidro, Lima
4.-	Representante legal	: Equiza Escudero Jesús

5.- Accionistas con más del 5% del capital social :

- Telefónica del Perú S.A.A.

8.- Directorio

• Vela Martínez José Ramón	Director	D.N.I. 41356876 E
• Fernández Pollán Manuel	Director	D.N.I. 41356875 G
• Reguero Naredo Javier	Director	C.E. N° N-87379
• Pareja Pallarés Cristina	Director	C.E. N° N-90447

9.- Gerente General:

- Equiza Escudero Jesús C.E. N° N-97536

ANEXO II

**INFORMACIÓN SOBRE LAS PERSONAS JURÍDICAS
DEL GRUPO ECONÓMICO**

Razón social : **TELEFÓNICA SERVICIOS INTERNET DEL PERÚ S.A.C.**

1.- CIIU : 64207

2.- R.U.C. : 30753950

3.- Dirección : Av. Camino Real 390 Torre Central, Piso 11, San Isidro, Lima

4.- Representante legal : Pérez Benítez Germán

5.- Accionistas con más del 5% del capital social :

- Telefónica del Perú S.A.A.

6.- Directorio

• Vela Martínez José Ramón	Director	D.N.I. 41356876 E
• Fernández Pollán Manuel	Director	D.N.I. 41356875 G
• Villalobos Quintana Alfredo	Director	L.E. N° 07706450
• Reguero Naredo Javier	Director	C.E. N° N-87379
• Equiza Escudero Jesús	Director	C.E.N° N-97536

7.- Gerente General:

- Pérez Benítez Germán C.E. N° N-95692

ANEXO II

INFORMACIÓN SOBRE LAS PERSONAS JURÍDICAS DEL GRUPO ECONÓMICO

Razón social : **TELEFÓNICA SERVICIOS FINANCIEROS S.A.C.**

1.- CIIU : 64207

2.- R.U.C. : 33346476

3.- Dirección : Los Sauces 374, of. 1002, Torre Roja, San Isidro

4.- Representante legal : Checa Gjurinovic Guillermo

5.- Accionistas con más del 5% del capital social :

- Telefónica del Perú S.A.A.

6.- Directorio

• Antúnez de Mayolo Morelli Santiago	Presidente del Directorio	D.N.I. 08746612
• Vela Martínez José Ramón	Director	D.N.I. 41356876 E
• Fernández Pollán Manuel	Director	D.N.I. 41356875 G
• Pareja Pallarés Cristina	Director	C.E. N° N-90447
• Equiza Escudero Jesús	Director	C.E. N° N-97536

7.- Gerente General:

- Checa Gjurinovic Guillermo L.E. N° 07886625

ANEXO II

INFORMACIÓN SOBRE LAS PERSONAS JURÍDICAS DEL GRUPO ECONÓMICO

Razón social : **TRANSPORTE URGENTE DE MENSAJERÍA S.A.C.**

1.- CIIU : 641105

2.- R.U.C. : 38644572

3.- Dirección : Av. Arequipa 4005, Miraflores

4.- Representante legal : Martín Muñoz Francisco

5.- Accionistas con más del 5% del capital social :

- Telefónica del Perú S.A.A.

6.- Directorio

• Vela Martínez José Ramón	Director	D.N.I. 41356876 E
• Fernández Pollán Manuel	Director	D.N.I. 41356875 G
• Reguero Naredo Javier	Director	C.E. N° N-87379
• Mendoza Canales Hugo	Director	D.N.I 07854771
• Manzanares Gutiérrez José Javier	Director	C.E. N° N-87013
• García Vélez José Luis	Director	C.E. N° N-99623
• Equiza Escudero Jesús	Director	C.E. N° N-97536

7.- Gerente General:

- Martín Muñoz Francisco C.E. N° N-85213

ANEXO II

INFORMACIÓN SOBRE LAS PERSONAS JURÍDICAS DEL GRUPO ECONÓMICO

Razón social	: **TELEFÓNICA SOLUCIONES GLOBALES HOLDING S.A.C.**
1.- CIIU	: 67120
2.- R.U.C.	: 46779139
3.- Dirección	: Av. Arequipa 1155, Santa Beatriz, Lima
4.- Representante legal	: Antúnez de Mayolo Morelli Santiago

5.- Accionistas con más del 5% del capital social :

- Telefónica del Perú S.A.A.

6.- Directorio

• Antúnez de Mayolo Morelli Santiago	Presidente Ejecutivo	D.N.I. 08746612
• Vela Martinez José Ramón	Director	D.N.I. 41356876 E
• Fernández Pollán Manuel	Director	D.N.I. 41356875 G
• Pareja Pallarés Cristina	Director	C.E. N° N-90447
• Equiza Escudero Jesús	Director	C.E. N° N-97536

7.- Presidente Ejecutivo:

- Antúnez de Mayolo Morelli Santiago D.N.I. 08746612

ANEXO II

INFORMACIÓN SOBRE LAS PERSONAS JURÍDICAS DEL GRUPO ECONÓMICO

Razón social : **TELEFÓNICA SERVICIOS COMERCIALES S.A.C.**

1.- CIIU : 74996

2.- R.U.C. : 45994066

3.- Dirección : Av. Arequipa 1155, Santa Beatriz, Lima

4.- Representante legal : García Vélez José Luis

5.- Accionistas con más del 5% del capital social :

- Telefónica del Perú S.A.A.

6.- Directorio

- No ha sido designado

7.- Gerente General:

- García Vélez José Luis C.E. N° N-99623

ANEXO II

INFORMACIÓN SOBRE LAS PERSONAS JURÍDICAS
DEL GRUPO ECONÓMICO

Razón social		: **SERVICIOS EDITORIALES DEL PERÚ S.A.C.**
1.-	CIIU	: 22156
2.-	R.U.C.	: 47535557
3.-	Dirección	: Humberto Torres Matos N° 145, Magdalena.
4.-	Representante legal	: Tomatis Chiappe Bruno

5.- Accionistas con más del 5% del capital social :

- Telefónica del Perú S.A.A.

6.- Directorio

• Bustamante y Bustamante Alfonso	Director	D.N.I. 30849678
• Vela Martínez José Ramón	Director	D.N.I. 41356876 E
• Meier Cornejo Ludwig	Director	L.E. 07856491
• Maroto Sanz Joaquín	Director	C.E. N° N-101347
• Piña López Antonio	Director	Pasaporte N° 9500160
• Duncan Cary-Barnard Michael	Director	L.E. N° 10803501

7.- Gerente General:

- Tomatis Chiappe Bruno D.N.I. 0825374

ANEXO II

INFORMACIÓN SOBRE LAS PERSONAS JURÍDICAS DEL GRUPO ECONÓMICO

Razón social	: **TELEFÓNICA SERVICIOS DIGITALES S.A.C.**
1.- CIIU	: 74996
2.- R.U.C.	: 46834097
3.- Dirección	: Av. Primavera 653 San Borja, Lima
4.- Representante legal	: Checa Gjurinovic Guillermo

5.- Accionistas con más del 5% del capital social :

- Telefónica del Perú S.A.A.
- Com S.A.

6.- Directorio

• Vela Martinez José Ramón	Director	D.N.I. 41356876 E
• Antúnez de Mayolo Morelli Santiago	Director	D.N.I. 08746612
• Equiza Escudero Jesús	Director	C.E. N° N-97536
• Schneider Shpilberg Ben	Director	D.N.I. 08219550
• Rodriguez Bustamante Julio Alfredo	Director	L.E. 07933913

7.- Gerente General:

- Checa Gjurinovic Guillermo L.E. N° 07886625

ANEXO II

INFORMACIÓN SOBRE LAS PERSONAS JURÍDICAS DEL GRUPO ECONÓMICO

Razón social	:	**TELEFÓNICA PERÚ HOLDING S.A.C.**
1.- CIIU	:	749900
2.- R.U.C.	:	20571900
3.- Dirección	:	Av. Arequipa 1155, piso 8, Santa Beatriz, Lima
4.- Representante legal	:	Normand Sparks Enrique

5.- Accionistas con más del 5% del capital social :

- Telefónica Internacional S.A.

6.- Directorio

• Viana-Baptista Antonio	Director	Pasaporte N° E-009102
• Perea Saénz de Buruaga Juan	Director	Pasaporte N° 504097946
• Vela Martínez José Ramón	Director	D.N.I. 41356876 E
• Graña Miró Quesada José	Director	D.N.I. 08266298
• De la Puente Wiese Gonzalo	Director	D.N.I. 08264410

7.- Gerente General:

- Normand Sparks Enrique D.N.I. N° 08235764

ANEXO II

INFORMACIÓN SOBRE LAS PERSONAS JURÍDICAS DEL GRUPO ECONÓMICO

Razón social		: **ZELERIS PERÚ S.A.C.**
1.-	CIIU	:
2.-	R.U.C.	:
3.-	Dirección	:
4.-	Representante legal	: Hernández Garcia Rafael

5.- Accionistas con más del 5% del capital social :

- Telefónica Soluciones Globales Holding S.A.C.

6.- Directorio

• Hernández Garcia Rafael	Director	Pasaporte N° 9801692
• Mario Mendoza Canales Hugo	Director	D.N.I. 07854771
• Vila Boix Ángel	Director	Pasaporte N° 37371616C

7.- Gerente General:

- No ha sido designado

Anexo 7: Informe indicando los principales negocios de la Sociedad proyectos y otros aspectos de carácter relevante para los inversionistas.

Telefónica

Lima, 14 de diciembre de 2000

Señores
Bolsa de Valores de Lima
Pasaje Acuña 106
Lima

Estimados señores:

De acuerdo con lo estipulado en el literal l) del artículo 5 del Reglamento de Inscripción y Exclusión de Valores Mobiliarios en la Rueda de Bolsa de la Bolsa de Valores de Lima, aprobado mediante Resolución Conasev No. 125-98-EF/94.10, y a efectos de la inscripción de las acciones de TELEFÓNICA DATA PERU HOLDING S.A.A. en vuestro registro de valores, cumplimos con expresar los principales negocios y proyectos de dicha sociedad e información adicional que puede resultar relevante para los inversionistas.

Cabe destacar que la información contenida en el presente informe ha sido obtenida de los estatutos de la Sociedad y otros documentos internos de la misma.

INFORME SOBRE LOS PRINCIPALES NEGOCIOS DE TELEFÓNICA DATA PERU HOLDING S.A.A.

TELEFÓNICA DATA PERU HOLDING S.A.A., es una sociedad anónima abierta dedicada a prestar servicios de telecomunicaciones en general orientadas al segmento empresarial, pudiendo realizar las siguientes actividades:

- Prestar servicios de portador local y portador de larga distancia nacional e internacional;

- Prestar directa o indirectamente acceso a redes internet y a otras redes nacionales e internacionales, sin otra limitación que las que establezcan las disposiciones legales vigentes, así como cualquier otro servicio vinculado a la conmutación y transmisión de datos por paquetes y servicios multimedia; asimismo, podrá dedicarse a la comercialización de todo tipo de productos soportados en redes de telecomunicaciones y brindar servicios conexos con los de su objeto social; y

- Prestar directa o indirectamente servicios de asesoría y consultoría en sistemas de información y telecomunicaciones, servicios de desarrollo y explotación de sistemas de información y de telecomunicaciones y servicios de procesamiento automático de datos; así como identificar, promover y desarrollar proyectos que generen valor agregado para las telecomunicaciones. Estos servicios podrán incluir la provisión, instalación, mantenimiento y operación de sistemas de telecomunicaciones y cómputo en el sentido más amplio, constituidos por elementos de hardware como de software, los que podrán ser propios o de terceros.

Finalmente, debemos indicar que a la fecha, no existen dividendos, u otros beneficios pendiente de entrega.

Sin otro particular, nos suscribimos de ustedes.

Atentamente,

Anexo 8: Modelo del valor.

Telefonica

TELEFONICA DATA PERU HOLDING S.A.A.

Constituida por escritura pública de 17 de noviembre de 2000 ante el Notario Público doctor Jaime A. Murguía Cavero.
La Sociedad se encuentra inscrita en la partida 11235480 del Registro de Personas Jurídicas de la Oficina Registral de Lima y Callao
Domicilio Ciudad de Lima - Duración indeterminada

CAPITAL SOCIAL S/.________________

CERTIFICADO DE ACCION COMUN CLASE "___"

POR ______________ ACCIONES CERTIFICADO N° ______

LIMA, ___ DE __________ DE _____

TELEFONICA DATA PERU HOLDING S.A.A.

RECONOCE A FAVOR DE

LA PROPIEDAD DE

ACCIONES COMUNES DE LA CLASE "___" VALOR NOMINAL S/. ____
CADA UNA, INTEGRAMENTE SUSCRITAS Y TOTALMENTE PAGADAS

PRESIDENTE DEL DIRECTORIO

GERENTE GENERAL

Anexo 9: Declaración de que los valores a ser listados se encuentran libres de todo gravamen.

DECLARACIÓN JURADA

Lima, 28 de noviembre de 2000

Señores
CAVALI I.C.L.V.S.A.
Presente.-

Estimado señores:

Actualmente Telefónica Data Perú Holding S.A.A se encuentra tramitando la suscripción del Contrato de Servicios de Inscripción de Valores con Cavali I.C.L.V. S.A., a efectos de listar las acciones de la sociedad en la Bolsa de Valores de Lima.

Por medio de la presente y de conformidad con lo establecido en el Anexo 1-A de dicho contrato, manifestamos que a la fecha de la presente, no se encuentran anotados en la matrícula de acciones de la sociedad la constitución de derechos o gravámenes que afecten las acciones materia del listado.

Sin otro particular,

Jesús Eguiza Escudero
Gerente General
Telefónica Data Perú Holding S.A.A.

Anexo 10: Copia del Registro Unico de Contribuyente de la Sociedad.

SUNAT
SUPERINTENDENCIA NACIONAL DE ADMINISTRACION TRIBUTARIA

CLAVE: 060016705

FORMULARIO 2216
COMPROBANTE DE INFORMACION REGISTRADA

LOTE : 106607

FOLIO : 6

A partir del 01/01/2001 su numero de RUC sera: 20500698340

RUC : 50069834

I N F O R M A C I O N   G E N E R A L

APELL.Y NOMBRES O RAZ.SOCIAL: TELEFONICA DATA PERU HOLDING S.A.A.
ESTADO DEL CONTRIBUYENTE : ACTIVO
CATEGORIA : RESTO

FECHA DE INSCRIPCION: 06/12/2000
DEPENDENCIA : 0023-I.R.LIMA-MEPECO
CONDICION DOMICILIO : PENDIENTE
FECHA DE BAJA : -

D A T O S   D E L   C O N T R I B U Y E N T E

TIPO DE CONTRIBUYENTE: 38-SOCIEDAD ANONIMA ABIERTA   CARNET PATRONAL IPSS: -   LIC.MUNICIPAL: -
NOMBRE COMERCIAL: -   NUMERO DE FAX: -   TELEFONOS: 2101269-- --
ACT.ECONOMICA PRINCIPAL: 64207-TELECOMUNICACIONES   FECHA DE INICIO DE ACTIVIDADES: 06/12/2000
SISTEMA DE EMISION DE COMPROBANTES DE PAGO: MANUAL/COMPUTARIZADO   SISTEMA DE CONTABILIDAD: COMPUTARIZADO
ACTIVIDAD DE COMERCIO EXTERIOR: SIN ACTIVIDAD   LIBRETA TRIBUTARIA: -
CODIGO DE PROFESION U OFICIO: - -
MONEDA EXTRANJERA: NO DECLARA EN MONEDA EXTRANJERA   TIPO MONEDA EXTRANJERA: -

---

D O M I C I L I O   F I S C A L

DEPARTAMENTO: LIMA   PROVINCIA: LIMA   DISTRITO: LIMA
TIPO Y NOMBRE DE LA ZONA: URB. SANTA BEATRIZ   TIPO Y NOMBRE DE LA VIA: AV. AREQUIPA   NRO/KM/MZ:1155
INT/DPTO/LOTE: -   OTRAS REFERENCIAS: -   APARTADO POSTAL: -

D A T O S   D E   L A   E M P R E S A

FECHA INSCRIPCION RR.PP.:04/12/2000 TOMO/FICHA: 11235480 FOLIO: -   ASIENTO: -   ORIGEN DE LA ENTIDAD: 1-NACIONAL

R E G I S T R O   D E   T R I B U T O S   A F E C T O S

TRIBUTO	AFECTO DESDE	BENEFICIOS CONVENIO	DESDE	HASTA	BASE LEGAL
IGV - OPER. INT. - CTA. PROPIA	06/12/2000				
RENTA-3RA. CATEGOR.-CTA. PROPIA	06/12/2000				

R E P R E S E N T A N T E S   L E G A L E S

TIPO Y NUMERO DE DOCUMENTO	APELLIDOS Y NOMBRES	FECHA DE NACIMIENTO	CARGO	FECHA DESDE
CARNET EXT. N-97536	EGUIZA ESCUDERO, JESUS	15/01/1954	GERENTE GENERAL	17/11/2000

CONTRIBUYENTE, REPRESENTANTE LEGAL O PERSONA AUTORIZADA   FECHA: 06/12/2000 DEPENDENCIA SUNAT   FECHA: 06/12/2000

DECLARO BAJO JURAMENTO QUE LOS DATOS REGISTRADOS EXPRESAN LA VERDAD

SUNAT
INTENDENCIA REGIONAL LIMA
División de Recaudación
SECCION REGISTRO
14 06 DIC. 2000 14
RECIBIDO
Firma: Hora:

APELLIDOS Y NOMBRES   FIRMA   TIPO Y NRO. DE DOCUMENTO   SELLO Y FIRMA DEL RESPONSABLE

Post-it® Transmisión por Fax 7671	FECHA/DATE 16/01	Nº DE PÁGINAS/# OF PAGES 06
PARA/TO Hector Grimaldo		DE/FROM
COMPAÑÍA/CO.		COMPAÑÍA/CO. CONASEV
DEPARTAMENTO/DEPT.		TELÉFONO/PHONE #
FAX 411-4401		FAX

CONASEV Responsable Legal de la Gerencia de Mercados y Emisores

CONASEV Gerencia de Mercados y Emisores

Resolución Gerencial
Nº 002-2001-EF/94.45

Lima, 12 de enero de 2001

VISTOS:

El Expediente Nº 2000/00597, así como el Informe Nº 002-2001-EF/94.45.2 de fecha 12 de enero de 2001, de la Gerencia de Mercados y Emisores.

CONSIDERANDO:

Que, mediante Escritura Pública de fecha 17 de noviembre de 2000, extendida ante Notario Público de Lima doctor Jaime Alejandro Murguía Cavero, se constituye la empresa TELEFÓNICA DATA PERÚ S.A.A. (antes Telefónica Data Perú Holding S.A.A.);

Que, de acuerdo al artículo 5º del Estatuto Social de TELEFÓNICA DATA PERÚ S.A.A., el capital social es de un mil y 00/100 Nuevos Soles (S/.1 000,00) representado por mil (1000) acciones nominativas de un y 00/100 Nuevos Soles (S/. 1,00) cada una, íntegramente suscritas y pagadas, y que corresponde en su totalidad a las acciones clase "B";

Que, asimismo, conforme al artículo 5º del Estatuto Social TELEFÓNICA DATA PERÚ S.A.A., el primer aumento de capital social determina la obligación de la sociedad de emitir acciones clases "A-1" y "C";

Que, la Primera Cláusula Adicional del Estatuto Social de TELEFÓNICA DATA PERÚ S.A.A., y conforme a lo dispuesto en los artículos 252º de la Ley General de Sociedades, Ley Nº 26887 y 26º de la Ley del Mercado de Valores, Decreto Legislativo Nº 861, se acuerda inscribir todas las acciones de la sociedad, incluso las acciones clases "A-1" y "C" que se emitan como consecuencia del primer aumento de capital social, en el Registro de Valores de la Bolsa de Valores de Lima y en el Registro Público del Mercado de Valores;

Que, mediante escrito remitido con fecha 19 de diciembre de 2000, TELEFÓNICA DATA PERÚ S.A.A., solicitó a la Bolsa de Valores de Lima la inscripción en el Registro de Valores de la Bolsa de Valores de Lima, y en el Registro Público del Mercado de Valores, de sus acciones representativas del capital social clase "B", así como la inscripción de las acciones clases "A-1" y "C", a emitirse obligatoriamente producto de un primer aumento de capital;

Que, la Bolsa de Valores de Lima, mediante Carta GL-967/00, presentada con fecha 28 de diciembre de 2000, comunicó a CONASEV su decisión de admitir el listado de las acciones representativas del capital social de TELEFÓNICA DATA PERÚ S.A.A., elevando el expediente respectivo para los fines correspondientes;

Que, posteriormente mediante escrito remitido con fecha 11 de enero de 2001, TELEFÓNICA DATA PERÚ S.A.A. remite, entre otros, la información actualizada relativa a su grupo económico, solicitada por la Gerencia de Mercados y Emisores mediante Oficio N° 114-2001-EF/94.45, cumpliendo con lo requerido;

Que, mediante Junta General de Accionistas de las empresas Telefónica del Perú S.A.A., TELEFÓNICA DATA PERÚ S.A.A., y Telefónica Móviles Perú Holding S.A.A., de fecha 26 de diciembre de 2000, se aprobó el Proyecto de Reorganización Múltiple, de modo que la asignación al capital social de TELEFÓNICA DATA PERÚ S.A.A. que resulta de la excorporación del bloque patrimonial correspondiente al negocio de data en Telefónica del Perú S.A.A. ascenderá a veinticinco millones quinientos veintisiete mil doscientos noventicinco y 00/100 Nuevos Soles (S/.25 527 295,00), en tanto que la asignación al capital social de Telefónica Móviles Perú Holding S.A.A. que resulta de la excorporación del bloque patrimonial correspondiente a las inversiones en Telefónica Móviles S.A.C. ascenderá a trescientos cincuentiséis millones ochocientos veinticinco mil cuarentinueve y 00/100 Nuevos Soles (S/.356 825 049,00);

Que, conforme al acuerdo de Junta General de Accionistas de TELEFÓNICA DATA PERÚ S.A.A., mencionado en el considerando anterior, el capital social de la empresa aumentará a veinticinco millones quinientos veintisiete mil doscientos noventicinco y 00/100 Nuevos Soles (S/.25 527 295,00) representado por veinticinco millones quinientos veintisiete mil doscientos noventicinco (25 527 295) acciones, íntegramente suscritas y totalmente pagadas, representadas a través de acciones clases "A-1", "B" y "C";

Que, de acuerdo al artículo 5° del Reglamento de Inscripción y Exclusión de Valores Mobiliarios en la Rueda de Bolsa de la Bolsa de Valores de Lima, aprobado mediante Resolución CONASEV N° 125-98-EF/94.10, en tanto no se presente la escritura pública del primer aumento de capital de TELEFÓNICA DATA PERÚ S.A.A. a la Bolsa de Valores de Lima y a CONASEV, sólo será factible la inscripción de las acciones representativas del capital social clase "B" de TELEFÓNICA DATA PERÚ S.A.A. en el Registro de Valores de la Bolsa de Valores de Lima y en el Registro Público del Mercado de Valores;

Que, sin embargo, es posible disponer la inscripción en el Registro de Valores de la Bolsa de Valores de Lima y en el Registro Público del Mercado de Valores, de las acciones representativas del capital social clases "A-1" y "C" de TELEFÓNICA DATA PERÚ S.A.A., condicionada a la presentación, a la Bolsa de Valores de Lima y a CONASEV, de la copia simple de la escritura pública mediante la cual se aprueba el Proyecto de Reorganización Múltiple y el aumento del Capital Social;

Que, la solicitud de inscripción se efectúa de conformidad con lo dispuesto en el Reglamento de Inscripción y Exclusión de Valores Mobiliarios en la Rueda de Bolsa de la Bolsa de Valores de Lima, a lo señalado en el artículo 252° de la Ley General de Sociedades, Ley N° 26887, y el artículo 26° de la Ley del Mercado de Valores, Decreto Legislativo N° 861;

Estando a lo dispuesto por el artículo 16 del Reglamento del Registro Público del Mercado de Valores, aprobado por Resolución CONASEV N° 079-97-EF/94.10 y a lo acordado por el Directorio de esta Comisión Nacional con fecha 18 de diciembre de 2000 que faculta a la Gerencia de Mercados y Emisores disponer la inscripción de los valores mobiliarios, previamente emitidos y que serán negociados en mecanismos centralizados de negociación, en el Registro Público del Mercado de Valores.

República del Perú

Resolución Gerencial
Nº 002-2001-EF/94.45

SE RESUELVE:

Artículo 1º.- Pronunciarse a favor del listado de las acciones representativas del capital social clase "B" emitidas por la TELEFÓNICA DATA PERÚ S.A.A., en el Registro de Valores de la Bolsa de Valores de Lima.

Artículo 2º.- Inscribir en el Registro Público del Mercado de Valores las acciones representativas del capital social clase "B" emitidas por la TELEFÓNICA DATA PERÚ S.A.A.

Artículo 3º.- Pronunciarse favorablemente por la inscripción de las acciones representativas del capital social clases "A-1" y "C" de TELEFÓNICA DATA PERÚ S.A.A. en el Registro de Valores de la Bolsa de Valores de Lima, así como disponer su inscripción en el Registro Público del Mercado de Valores, una vez presentada a la Bolsa de Valores de Lima y a CONASEV, la copia simple de la escritura pública mediante la cual se aprueba el Proyecto de Reorganización Múltiple y el aumento del Capital Social de dicha sociedad.

Dicha presentación debe ser comunicada al mercado por TELEFÓNICA DATA PERÚ S.A.A. en calidad de Hecho de Importancia.

Artículo 4º.- Transcribir la presente Resolución a TELEFÓNICA DATA PERÚ S.A.A., a la Bolsa de Valores de Lima y a CAVALI ICLV S.A.

Regístrese, comuníquese y publíquese.

Francisco Cruzado Coca
Gerente de Mercados y Emisores

Attached is the application for Telefónica Data Perú Holding, S.A.A. (the "**Company**") to list its shares on the Lima Stock Exchange. The application includes the following information:

Annex 1:	Balance Sheet as of November 17, 2000;
Annex 2:	Registry card (copy) of the Company;
Annex 3:	By-laws of the Company (including its corporate charter);
Annex 4:	Contract with CAVALI (Peru's clearinghouse institution) to register Company's shares in book-entry form;
Annex 5:	List of shareholders who hold more than 5% of the Company's capital stock;
Annex 6:	Information on economic groups;
Annex 7:	Information regarding the Company's principal business and other relevant information;
Annex 8:	An example of a certificate of the Company's shares;
Annex 9:	Representation that Company's shares are free from liens or encumbrances; and
Annex 10:	Proof of registry.

Telefónica

BOLSA DE VALORES DE LIMA

01 MAR 14 AM 9:32

SUMILLA: SOLICITA INSCRIPCIÓN DE ACCIONES EN EL REGISTRO DE VALORES DE LA BOLSA DE VALORES DE LIMA

Señor Presidente de la Bolsa de Valores de Lima:

TELEFÓNICA DATA PERÚ HOLDING S.A.A., señalando domicilio para estos efectos en Avenida Arequipa 1155, Santa Beatriz, Lima (en adelante, la "Sociedad", debidamente representada por el señor Víctor Carlos Schwartzmann Larco, identificado con Documento Nacional de Identidad No.08234765, según poder que consta en la escritura pública de constitución social que se adjunta; a usted respetuosamente decimos:

Que, conforme consta en la escritura pública de constitución de la Sociedad, se adoptó la forma social de sociedad anónima abierta.

En tal sentido, de conformidad con lo dispuesto en los Artículo 252 de la Ley General de Sociedades y 26 de la Ley del Mercado de Valores, aprobada por Decreto Legislativo No. 861, se acordó inscribir todas las acciones de la Sociedad, incluso las acciones Clases "A-1" y "C" que se emitan como consecuencia del primer aumento de capital social, en el Registro de Valores de la Bolsa de Valores de Lima y en el Registro Público del Mercado de Valores que lleva la Comisión Nacional Supervisora de Empresas y Valores (CONASEV), para su cotización en la Bolsa de Valores de Lima.

Que, para la inscripción de las acciones en el Registro Público del Mercado de Valores que lleva la Comisión Nacional Supervisora de Empresas y Valores (CONASEV), resulta suficiente haber efectuado previamente la inscripción de las mismas en la Rueda de Bolsa de la Bolsa de Valores de Lima.

POR TANTO:

A usted solicitamos admitir a trámite la presente solicitud y disponer el listado de las acciones de la Sociedad en el Registro de Valores de la Bolsa de Valores de Lima.

PRIMER OTROSI DECIMOS: Que la Sociedad es una subsidiaría de Telefónica del Perú S.A.A., la misma que controla el 99.999 por ciento del capital social.

SEGUNDO OTROSI DECIMOS: Cumplimos con adjuntar a la presente solicitud la siguiente documentación en tres (3) ejemplares:

Anexo 1: Balance General de Apertura de la Sociedad a la fecha de constitución.

Anexo 2: Copia simple actualizada de la ficha registral de la Sociedad, expedida por el Registro de Personas Jurídicas de la Oficina Registral de Lima y Callao.

Anexo 3: Copia simple de la escritura pública de constitución social de la Sociedad, en la cual consta:

a. La constancia de inscripción ante el Registro de Personas Jurídicas de la Oficina Registral de Lima y Callao;

b. El acuerdo de inscribir todas las acciones de la Sociedad, incluyendo las acciones Clases "A-1" y "C";

Telefónica

c. El sometimiento a las normas y disposiciones de la Bolsa de Valores de Lima;

d. La política de dividendos aprobada para el ejercicio fiscal de 2000; y

e. La designación de los representante de la Sociedad ante la Bolsa de Valores de Lima durante la vigencia del listado, así como la autorización para tramitar la presente solicitud.

Anexo 4: Constancia de haber celebrado el contrato para la Representación de Valores por Anotaciones en Cuenta, expedida por CAVALI I.C.L.V. S.A.

Anexo 5: Relación de accionistas que representan una participación superior al cinco por ciento (5%) del capital social, directores y plana gerencial de la Sociedad; así como de las personas jurídicas integrantes del grupo económico al que pertenece.

Anexo 6: Información sobre grupos económicos a que se refieren los artículos 7 y 8 de la Resolución Conasev No. 722-97-EF, de acuerdo a los formatos indicados en los Anexos I y II de dicha resolución.

Anexo 7: Informe indicando los principales negocios de la Sociedad proyectos y otros aspectos de carácter relevante para los inversionistas.

Anexo 8: Modelo del valor.

Anexo 9: Declaración de que los valores a ser listados se encuentran libres de todo gravamen.

Anexo 10: Copia del Registro Unico de Contribuyente de la Sociedad.

TERCER OTROSI DECIMOS: Que referente a los requisitos de estados financieros auditados y memoria anual correspondientes a los dos últimos ejercicios económicos – 1998 y 1999 --, éstos no resultan aplicables toda vez que la Sociedad se constituyó en octubre de 2000.

Lima, 7 de diciembre de 2000.

Anexo 1: Balance General de Apertura de la Sociedad a la fecha de constitución.

Telefónica

TELEFÓNICA DATA PERÚ HOLDING S.A.A.

BALANCE GENERAL DE APERTURA

(Al 17 de noviembre de 2000 y expresado en nuevos soles)

Activo	
Activo corriente	
Caja y bancos	1,000
Cuentas por cobrar	-
Total activo corriente	1,000
Inversión en subsidiaria	0
Inmuebles, mobiliario y equipo, neto	0
Total activo	1,000
Pasivo y patrimonio neto	
Pasivo corriente	
Préstamos bancarios	0
Cuentas por pagar comerciales	0
Tributos, remuneraciones y otras cuentas por pagar	0
Cuentas por pagar Principal, subsidiaria y afiliadas	0
Total pasivo corriente	0
Patrimonio neto	
Capital social	1,000
Reserva legal	0
Utilidad del ejercicio	0
Total Patrimonio Neto	1,000
Total pasivo y patrimonio neto	1,000

Anexo 2: Copia simple actualizada de la ficha registral de la Sociedad, expedida por el Registro de Personas Jurídicas de la Oficina Registral de Lima y Callao.

OFICINA REGISTRAL DE LIMA Y CALLAO	**Nº Partida: 11235480**
OFICINA LIMA	
INSCRIPCION DE SOCIEDADES ANONIMAS	
TELEFONICA DATA PERU HOLDING S.A.A.	

REGISTRO DE PERSONAS JURÍDICAS
RUBRO : CONSTITUCIÓN
A 00001

Por Escritura Pública del 17/11/2000 otorgada ante Notario Munguia Olivero, Jaime Alejandro en la ciudad de Lima

SOCIOS FUNDADORES Y APORTES :

1. **TELEFONICA DEL PERU S.A.A.** con RUC. Nº 10001747 debidamente representada por JOSE RAMON VELA MARTINEZ (D.N.I. Nº 41356876) según Partida Nº 11015766 inscrita el Registro de Personas Jurídicas de la Oficina Registral de Lima y Callao; suscribe 999 acciones.
2. **TELEFONICA SOLUCIONES GLOBALES HOLDING S.A.C.** con RUC. Nº 46779139, debidamente representada por SANTIAGO ANTUNEZ EDUARDO JAIME ANTUNEZ DE MAYOLO MORELLI (D.N.I. Nro.08746612) según partida Nº 11015766 inscrita el Registro de Personas Jurídicas de la Oficina Registral de Lima y Callao suscribe 1 acción.

OBJETO: Dedicarse a prestar servicios públicos de telecomunicaciones en general, pudiendo realizar las siguientes actividades sin que esta enumeración sea limitativa sino meramente enunciativa: a) Prestar servicios de portador local, portador de larga distancia nacional e internacional. B) Prestar directa o indirectamente acceso a redes internet y a otras nacionales e internacionales, sin otra limitación que las que se establezcan las disposiciones legales vigentes, así como cualquier otro servicio vinculado a la conmutación y transmisión de datos por paquetes y servicios multimedia; asimismo, podrá dedicarse a la comercialización de todo tipo de p`rodutos soportados en redes de telecomunicacioes y brindar servicios conexos con los de su *objeto social.* Prestar directa o *indirectamente servicios de asesoría y consultoria en* sistemas de información y telecomunicaciones, servicios de desarrollo y exportación de sistemas de información y de telecomunicaciones y servicios de procesamiento automático de datos. Identificar, promover y desarrollar proyectos que generen valor agregado para las telecomunicaciones. Estos servicios podrán incluir la provisión , instalación, mantenimiento y operación de sistemas de telecomunicaciones y cómputo en el *sentido más amplio,* constituidos por elementos de hardware como de software, los que podrán ser propios o de terceros. *Para tales efectos podrá también realizar* operaciones de importación y exportación de bienes, pudiendo actuar como representante de firmas nacionales y extranjeras y participar en negociaciones internacionales y acuerdos, convenios, contratos y otros para la prestación de los servicios material del objeto social. La sociedad podrá dedicarse sin reserva ni limitación alguna a todo tipo de negocios lícitos que coadyuven directa o indirectamente a la *realización de su objeto social, siempre que asi lo apruebe* la Junta General de Accionistas. Para realizar su objeto y practicar las actividades relacionadas con él, la sociedad podrá realizar todos los actos y celebrar todos los contratos permitidos a las sociedades anónimas de acuerdo a lo dispuesto por la Ley General de Sociedades , a las normas pertinentes del Código Civil y a las demás normas pertinentes del Código Civil y a las demás normas sobre la materia que sean aplicables.

FECHA DE INICIACIÓN DE LAS OPERACIONES : A la fecha de Otorgamiento de la Escritura Pública (17/11/2000).

DURACIÓN: Indeterminada.

DOMICILIO : Lima, pudiendo establecer sucursales en cualquier lugar de la República o del extranjero. La creación de organización y cierre de agencias u oficinas.

OFICINA REGISTRAL DE LIMA Y CALLAO — **Nº Partida: 11235480**
OFICINA LIMA

INSCRIPCION DE SOCIEDADES ANONIMAS
TELEFONICA DATA PERU HOLDING S.A.A.

CAPITAL SOCIAL: **S/. 1,000.00**, dividido en 1,000 acciones nominativas de la Clase B, de S/. **1.00** cada una, el capital se encuentra totalmente pagado.
El primer aumento de capital social determina la obligación de la Sociedad de emitir acciones Clase A-1 y C.

RÉGIMEN DE LA JUNTA GENERAL: El Quórum y adopción de acuerdos es conforme a los Arts. 117º, 126º, 127 y 257º de la Ley General de Sociedades.
La Junta Obligatoria Anual se reunirá dentro del primer trimestre de cada año, con el fin de aprobar o desaprobar la gestión social, las cuentas del balance, disponer la aplicación de las utilidades, elegir a los miembros del Directorio; resolver sobre los demás asuntos que le sean propios conforme al estatuto y sobre cualquier otro consignado en la convocatoria. Además la Junta General le compete remover a los miembros del Directorio, de modificar el estatuto, aumentar o disminuir el capital, emitir obligaciones, acordar la enajenación, en un solo acto de activos cuyo valor contable exceda el 50% del capital de la sociedad; disponer investigaciones, auditorías y balances, acordar la transformación, fusión, escisión, reorganización y disolución de la sociedad así como resolver sobre su liquidación la sociedad y tomar decisiones que la ley o el estatuto señalen.

REGIMEN DEL DIRECTORIO : *Se compone de 17 (diecisiete) miembros, elegidos conforme a* lo siguiente: Los accionistas de la Clase A-1 eligen 9 directores, los accionistas de la Clase B eligen 7 directores y los accionistas de la Clase C eligen a un director. El director de la Clase C se elegirá cuando se alcance una proporción accionaria no menor al 3% del capital suscrito. Una vez alcanzado el derecho a un director de la Clase C, este derecho permanecerá vigente, con prescindencia de las variaciones en la proporción del capital. Si no se alcanzara el 3% del capital en el momento de la elección se elegirá un director más de la Clase B, completando éstos el número de 8. Se elegirá un Director alterno por cada titular. Su duración es de tres (03) años. *El quórum del Directorio y la adopción de sus acuerdos será de conformidad a lo* dispuesto en los arts. 168º y siguientes de la Ley General de Sociedades.
Facultades: Conforme a lo dispuesto en la L.G.S y Art. 32 del **Estatuto Social:** "...Celebrar contratos, convenios y compromisos de toda naturaleza incluidos los que tengan por objeto la adquisición o enajenación de bienes muebles e inmuebles, ya sea a título oneroso o gratuito; en consecuencia, podrá entre otros, celebrar contratos de compraventa , concesión, mutuo, permuta, donación, prestación de servicios, suministro , comodato, fianza, arrendamiento , arrendamiento financiero, seguros, así como todo otro contrato, nominado o inominados, con prescindencia de su objeto y sin reserva ni limitación alguna, pudiendo ceder su posición contractual en los mismos, y someter los asuntos que estime necesarios a arbitraje, celebrar convenios arbitrales o celebrar transacciones judiciales o extrajudiciales , de conformidad con las normas legales vigentes. Celebrar contratos de concesión de servicios públicos de telecomunicaciones o convenir en la prórroga o modificación de los mismos y adoptar todas las medidas que en cualquier momento se requieran para la ejecución de dichos contratos y gestionar la obtención de autorizaciones, licencias, permisos o cualquier otro requerimiento que exijan las normas legales vigentes para la prestación de servicios de telecomunicaciones en *general; registrar, adquirir, transferir y celebrar contratos de licencia y sub licencia, así como* cualquier otro tipo de contrato o convenio respecto o relativo a todo tipo de elementos de la propiedad industrial intelectual. Acordar y realizar todas las operaciones que estime convenientes para adquirir, suscribir, poseer, comprar , ceder , vender, dar en garantía o disponer de cualquier otra manera de las acciones u obligaciones de otras sociedades y efectuar cuantas gestiones sean necesarias para que la sociedad intervenga en la constitución , modificación, disolución o liquidación de otras sociedades, empresas, negocios o asociaciones; Acordar y disponer en función de los intereses sociales, la forma como se representan las acciones de la sociedad, pudiendo, asimismo, acordar la conversión de una forma de representación a cualquiera de las otras formas permitidas por las normas aplicables. La determinación de la forma de representación puede ser hechas por clase de acciones ....Autorizar la colocación , retiros , transferencias y enajenación de fondos, netas y valores pertenecientes a la sociedad en instituciones del país y del exterior; celebrar contratos de crédito documentario; otorgar y contraer prestamos ; solicitar y otorgar fianzas; garantizar y aceptar garantías de todo tipo , en nombre y a favor de la sociedad; ordenar abonos , cargos y transferencias; contratar cajas de seguridad, operarlas y cancelarlas; abrir y cerrar cuentas

Pág. Solicitadas : Todas IMPRESION:06/12/2000 12:15:37 Pagina 2 de 4
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OFICINA REGISTRAL DE LIMA Y CALLAO — N° Partida: 11235480
OFICINA LIMA
INSCRIPCION DE SOCIEDADES ANONIMAS
TELEFONICA DATA PERU HOLDING S.A.A.

corrientes , de créditos o de cualquier otra naturaleza, con o sin garantía; girar, endosar y protestar cheques; girar, aceptar, endosar , avalar, prorrogar, descontar, negociar y protestar letras cambio y pagares, cartas de crédito o cartas órdenes y otros efectos de giro y de comercio; endosar conocimientos de embarque y pólizas de seguros; obtener, recibir y endosar warrants y certificados de depósito; y, en general, realizar toda clase de operaciones con emisiones de bonos, obligaciones, deudas y cualesquiera otros títulos valores, ante instituciones bancarias y financieras o, en general, ante cualquier persona natural o jurídica:...Constituir, reconocer , aceptar, renunciar y cancelar todo tipo de hipotecas, prendas, *anticresis, usufructo, servidumbre y cualesquiera otros derechos reales o de garantías*...Delegar o sustituir total o parcialmente sus facultades o la ejecución de sus acuerdes , en general el presidente del Directorio o la ejecución de sus acuerdos, en el Presidente del Directorio, en el Gerente General, en uno o varios Directores y en uno o varios funcionarios o empleados de la sociedad o en personas ajenas a al misma, así como revocar la delegación o sustitución cuando lo estime conveniente... Designar la comisiones o comités que sean necesarios para la buena marcha de la sociedad, delegando es éstos las funciones y *atribuciones que estime conveniente*".

RÉGIMEN DE LA GERENCIA : El Gerente es nombrado por la Junta General.
Facultades (Art. 43 del Estatuto Social): El Gerente General está facultado para la ejecución de todo acto y/o contrato correspondiente al objeto de la sociedad, pudiendo así mismo realizar los siguientes actos: Organizar el Régimen interno de la sociedad y dirigir la operaciones de ésta, de conformidad con el estatuto, los acuerdos de las Juntas Generales y *los del Directorio...Procurar el manejo adecuado y ordenado de los gastos, cuidando de los* bienes y fondos sociales y dando cuenta al Directorio de las condiciones y progresos de los negocios y operaciones de la sociedad y de la cobranza, inversiones y fondos disponibles... En caso de que el Directorio designe Presidente Ejecutivo o el Gerente General utilice el título de Presidente Corporativo, los Gerentes Centrales podrán utilizar el título de Vicepresidente Ejecutivo seguido de la indicación del área de actividad correspondiente. Nombrar, contratar, promover o despedir por si mismo o por intermedio de sus representantes, a los trabajadores, con excepción de los Gerente, a los funcionarios del mismo nivel. Establecer la política de personal y recursos humanos y aprobar la estructura de personal y recursos humanos y *aprobar la estructura salarial de la empresa, excepto las remuneraciones de los Gerentes* Centrales y funcionarios del mismo nivel. Ejercer todas aquellas facultades que sean compatibles con las funciones que desempeña y con lo establecidos en la Ley y en este estatuto, así como cumplir con los encargos que el confíe en cada caso el Directorio mediante el otorgamiento de poderes a su favor. Dentro de los límites y en forma que fije el Directorio autorizar la colocación, retiros, transferencias y enajenación de fondos, rentas y valores pertenecientes a la sociedad en instituciones del país y del exterior; celebrar contratos de crédito documentario. Otorgar y contratar *préstamos; solicitar y otorgar fianzas; ordenar* abonos, cargos y transferencias; contratar cajas de seguridad, operarlas y cancelarlas; abrir y cerrar cuentas corrientes, de crédito o de cualquier otra naturaleza, con o sin garantía; girar, endosar y protestar cheques; girar, aceptar, endosar , avalar, prorrogar, descontar, negociar y protestar letras de cambio y pagarés , cartas de crédito o cartas órdenes y otros efectos de giro y de comercio; obtener, recibir, endosar warrants y certificados de depósito y, en general, realizar toda clase de operaciones con emisiones de bonos, obligaciones, deuda y cualquier otro título valor, ante instituciones bancarias y financieras o, en general, ante cualquier persona natural o jurídica. Celebrar contratos, convenios y compromisos que tengan relación con las *actividades de las sociedad dentro de los límites que fije el Directorio. Someter al Directorio* con toda oportunidad balances periódicos, así como el balance de cada año conjuntamente con los elementos que se requieran parta preparar la memoria anual que debe someterse a la consideración de la Junta General de Accionistas.

ESTADOS FINANCIEROS Y APLICACIÓN DE UTILIDADES : Según los Arts. 221° y siguientes de la L.G.S.

RÉGIMEN PARA LA DISOLUCIÓN Y LIQUIDACIÓN DE LA SOCIEDAD : Según los Arts. 407° al 422° de la L.G.S.

OFICINA REGISTRAL DE LIMA Y CALLAO	**N° Partida: 11235480**
OFICINA LIMA	
INSCRIPCION DE SOCIEDADES ANONIMAS	
TELEFONICA DATA PERU HOLDING S.A.A.	

PRIMER DIRECTORIO DE LA SOCIEDAD: PRIMERA DISPOSICION TRANSITORIA: El Directorio estará conformado por tres (03) miembros. En caso de ausencia o impedimento del Director titular, éste podrá hacerse representar por otro director mediante cualquier medio escrito, incluido el telefax, dirigido a la secretaría del Directorio. El período del Directorio termina en la misma oportunidad en que la Junta General de Accionistas resuelve incrementar el capital social y emitir las acciones Clases A-1 y C o el 31/12/2000, lo que ocurra primero; pero los directores continuarán en sus cargos aunque hubiese concluido su período, mientras no se produzca nueva elección.

CUARTA CLAUSULA ADICIONAL: Presidente: ALFONSO BUSTAMANTE Y BUSTAMANTE (D.N.I. N° 30849678); **Directores: JOSE RAMON VELA MARTINEZ** (D.N.I. N° 41356876), **JESUS EQUIZA ESCUDERO** (C.E. N° N-97536).

GERENTE GENERAL: JESUS EQUIZA ESCUDERO (C.E. N° N-97536)

El título fue presentado el 22/11/2000 a las 14:50:51 horas, bajo el N° 2000-00214093 del *Tomo Diario 0409. Derechos: S/. 85.00 con Recibos* N°00023199 y N°00030342.- LIMA, 04/12/2000.-

ATENDIDO

Dr. BIKEL E. ARAUJO CAMPOS
Registrador Público
ORLC

Anexo 3: Copia simple de la escritura pública de constitución social de la Sociedad, en la cual consta:

a. La constancia de inscripción ante el Registro de Personas Jurídicas de la Oficina Registral de Lima y Callao;

b. El acuerdo de inscribir todas las acciones de la Sociedad, incluyendo las acciones Clases "A-1" y "C";

c. La designación del señor ____________, para que formalice los acuerdos y realice el trámite de inscripción ante vuestra Institución y el Registro Público del Mercado de Valores que se encuentra a cargo de CONASEV;

d. El sometimiento a las normas y disposiciones de la Bolsa de Valores de Lima;

e. La política de dividendos aprobada para el ejercicio fiscal de 2000; y

f. La designación del señor ________________________, identificado con Documento Nacional de Identidad No.__________________ y con domicilio en ____________________________, para actúe como representante de la Sociedad ante la Bolsa de Valores de Lima durante la vigencia del listado.

Jaime A. Murguía Cavero

NOTARIO ABOGADO DE LIMA

Av. RICARDO RIVERA NAVARRETE Nº 881
SAN ISIDRO - LIMA 27 - PERU
TELF.: 442-0300 FAX: 442-0850
e-mail: murguia@hamtech.com.pe

TESTIMONIO

DE LA ESCRITURA DE CONSTITUCION DE SOCIEDAD ANONIMA ABIERTA

OTORGADA POR TELEFONICA DATA PERU HOLDING S.A.A.

A FAVOR DE

LIMA, 17 DE NOVIEMBRE DEL 2.000

75613

NUMERO MINUTA K-75613

CONSTITUCION DE SOCIEDAD ANONIMA ABIERTA

DENOMINADA:

TELEFONICA DATA PERU HOLDING S.A.A

{}

En la ciudad de Lima, distrito de San Isidro, a los diecisiete (17) dias del mes de noviembre del año dos mil (2,000), ante mi, **JAIME ALEJANDRO MURGUIA CAVERO,** ABOGADO NOTARIO DE ESTA CAPITAL, **C O M P A R E C E N :** = = = = = = = = = = = = = = = = = =

DON JOSE RAMON VELA MARTINEZ, quien manifiesta ser de nacionalidad peruana, de estado civil casado, de profesión ingeniero, identificado con Documento Nacional de Identidad No. 41356876.= =

Quien procede en nombre y representación de **TELEFÓNICA DEL PERÚ S.A.A.**, con Registro Único de Contribuyentes N° 10001749, inscrita en la Partida N° 11015766 del Registro de Personas Jurídicas de la Oficina Registral de Lima y Callao. = = = = =

DON SANTIAGO BAMSE EDUARDO JAIME ANTUNEZ DE MAYOLO MORELLI, quien manifiesta ser de nacionalidad peruana, de estado civil casado, de profesión Economista; identificado con Libreta Electoral número 08746612 y Libreta Militar número 246588248.=

Quien procede en nombre y representación de **TELEFÓNICA SOLUCIONES GLOBALES HOLDING S.A.C.**, con Registro Unico de Contribuyentes N° 46779139, inscrita en la Partida N° 11170566 del Registro de Personas Jurídicas de la Oficina Registral de

Jaime Murguia Cavero NOTARIO PUBLICO DE LIMA

Lima y Callao.= =

Los comparecientes son inteligentes en el idioma castellano. quienes se obligan con capacidad, libertad y conocimiento suficiente de conformidad con el exámen que les he efectúado de lo que doy fé y me entregan una minuta que archivo en su legajo respectivo bajo el número de orden correspondiente y cuyo tenor literal es como sigue: = = = = = = = = = = = = = = =

M I N U T A .= =

SEÑOR NOTARIO:= =

Sírvase usted extender, en su Registro de Escrituras Públicas, una de Constitución de Sociedad Anónima Abierta, que otorgan: **TELEFÓNICA DEL PERÚ S.A.A.**, con Registro Único de Contribuyentes N° 10001749, inscrita en la Partida N° 11015766 del Registro de Personas Jurídicas de la Oficina Registral de Lima y Callao, debidamente representada por su Gerente General, señor José Ramón Vela Martínez, identificado con Documento Nacional de Identidad N° 41356876; y = = = = = = = = = = = = =

TELEFÓNICA SOLUCIONES GLOBALES HOLDING S.A.C., con Registro Unico de Contribuyentes N° 46779139, inscrita en la Partida N° 11170566 del Registro de Personas Jurídicas de la Oficina Registral de Lima y Callao, debidamente representada por su Presidente Ejecutivo, señor Santiago Bamse Eduardo Jaime Antúnez de Mayolo Morelli, identificado con Documento Nacional de Identidad N° 08746612.= = = = = = = = = = = = = = =

El presente instrumento se rige por los términos y condiciones que constan en las cláusulas siguientes:= = = = = = = = = = =

<u>Cláusula Primera</u>.- Por el presente acto, los otorgantes convienen en constituir una sociedad anónima abierta que se

denominará "TELEFÓNICA DATA PERÚ HOLDING S.A.A." (en adelante, la "Sociedad").= =

Cláusula Segunda.- La Sociedad se constituye con un capital inicial de S/.1.000,00 (Un mil y 00/100 Nuevos Soles), representado por 1.000 (Un mil) acciones de un valor nominal de S/.1,00 (Un y 00/100 Nuevo Sol) cada una.= = = = = = = = = = =

Dicho capital se encuentra suscrito y pagado de la siguiente manera:= =

TELEFÓNICA DEL PERÚ S.A.A. suscribe 999 (Novecientas noventa y nueve) acciones y paga la suma de S/.999,00 (Novecientos noventa y nueve y 00/100 Nuevos Soles), participación que representa el 99,999% del capital social. = = = = = = = = = = ==

TELEFÓNICA SOLUCIONES GLOBALES HOLDING S.A.C. suscribe 1 (Una) acción y paga la suma de S/.1,00 (Un y 00/100 Nuevo Sol), participación que representa el 0,001% del capital social.= =

Cláusula Tercera.- La Sociedad se regirá por el siguiente Estatuto:= =

TITULO I =

DENOMINACIÓN, OBJETO, DOMICILIO Y DURACIÓN = = = = = = = = = =

Artículo 1°.- La Sociedad se denomina " **TELEFÓNICA DATA PERÚ HOLDING S.A.A.**". Es una sociedad anónima abierta que, como persona jurídica de derecho privado, se rige por el presente estatuto, la Ley General de Sociedades y por las demás disposiciones que resulten aplicables.= = = = = = = = = = = =

Artículo 2°.- La Sociedad tiene por objeto principal dedicarse a prestar servicios públicos de telecomunicaciones en general, pudiendo realizar las siguientes actividades, sin que esta enumeración sea limitativa sino meramente enunciativa: = = = =

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NOTARIO PUBLICO DE LIMA

a) Prestar servicios de portador local y portador de larga distancia nacional e internacional.= = = = = = = = = = = = = =

b) Prestar directa o indirectamente acceso a redes internet y a otras redes nacionales e internacionales, sin otra limitación que las que establezcan las disposiciones legales vigentes, así como cualquier otro servicio vinculado a la conmutación y transmisión de datos por paquetes y servicios multimedia; asimismo, podrá dedicarse a la comercialización de todo tipo de productos soportados en redes de telecomunicaciones y brindar servicios conexos con los de su objeto social.= = = = = = = =

a) Prestar directa o indirectamente servicios de asesoría y consultoría en sistemas de información y telecomunicaciones, servicios de desarrollo y explotación de sistemas de información y de telecomunicaciones y servicios de procesamiento automático de datos. Identificar, promover y desarrollar proyectos que generen valor agregado para las telecomunicaciones. Estos servicios podrán incluir la provisión, instalación, mantenimiento y operación de sistemas de telecomunicaciones y cómputo en el sentido más amplio, constituidos por elementos de hardware como de software, los que podrán ser propios o de terceros.= = = = = = = = = = = = =

Para tales efectos podrá también realizar operaciones de importación y exportación de bienes, pudiendo actuar como representante de firmas nacionales y extranjeras y participar en negociaciones internacionales, acuerdos, convenios, contratos y otros para la prestación de los servicios material del objeto social.= =

La Sociedad podrá dedicarse sin reserva ni limitación alguna a

todo tipo de negocios lícitos que coadyuven directa o indirectamente a la realización de su objeto social, siempre que así lo apruebe la Junta General de Accionistas. = = = = =
Para realizar su objeto y practicar las actividades relacionadas con él, la Sociedad podrá realizar todos los actos y celebrar todos los contratos permitidos a las sociedades anónimas de acuerdo a lo establecido por la Ley General de Sociedades, a las normas pertinentes del Código Civil y a las demás normas sobre la materia que sean aplicables. = = = = = =

Artículo 3°.- El domicilio de la Sociedad es la ciudad de Lima. Sin embargo, por acuerdo del Directorio se podrán establecer sucursales en cualquier lugar de la República o del extranjero. La creación, organización y cierre de agencias u oficinas será potestad de la gerencia.= = = = = = = = = = = =

Artículo 4°.- La duración de la Sociedad es indeterminada, y comenzará sus actividades en la fecha de otorgamiento de la escritura pública que la presente minuta origine. = = = = = =

TITULO II =

DEL CAPITAL SOCIAL Y DE LAS ACCIONES = = = = = = = = = = = = =

Artículo 5.- El capital de la Sociedad es de S/.1.000,00 (Un mil y 00/100 Nuevos Soles) representado por 1.000 acciones nominativas de S/.1,00 cada una, íntegramente suscritas y pagadas, y que corresponde en su totalidad a las acciones de la clase "B".= =
El primer aumento de capital social determina la obligación de la Sociedad de emitir acciones clase "A-1" y "C".= = = = = = =
Todas las clases de acciones gozan de los mismos derechos y obligaciones, salvo lo dispuesto en el artículo 279 del

estatuto.= =

El ejercicio del derecho de preferencia para suscribir nuevas acciones se rige por el Artículo 208 de la Ley General de Sociedades y demás normas aplicables. La incorporación del derecho de suscripción preferente en títulos se rige por el artículo 209 y demás normas aplicables.= = = = = = = = = = = =

Las acciones Clase "C" corresponden a los aportes que individualmente realizan los trabajadores de la Sociedad. Son igualmente acciones de la Clase "C" las que resultan de canjear por las acciones de esta clase, las acciones de la Clase "B" que pertenezcan o adquieran individualmente de terceros los trabajadores de la Sociedad.= = = = = = = = = = = = = = = =

Artículo 6°.- Las acciones emitidas de la Sociedad, cualquiera que sea su clase, se representarán, ya sea provisional o definitivamente, mediante anotaciones en cuenta.= = = = = =

El régimen de representación de acciones mediante anotaciones en cuenta se rige por la legislación pertinente del mercado de valores y disposiciones de la Ley General de Sociedades. = = =

Artículo 7°.- Las acciones son nominativas e indivisibles. =

Cuando por herencia u otro título legal varias personas adquieran la propiedad común de una o más acciones, tales personas deberán designar por escrito un representante común para el ejercicio de sus derechos. La designación será válida mientras la revocatoria no sea comunicada a la Sociedad. La designación y su revocatoria deberán ajustarse a lo dispuesto en el artículo 89 de la Ley General de Sociedades. Los copropietarios de acciones responden solidariamente de cuantas obligaciones deriven de su calidad de accionistas. = = = = = =

Artículo 8°.- La Sociedad considerará propietario de cada acción a quien aparezca como tal en la matrícula de acciones. En esta matrícula se anotan también las transferencias, canjes, desdoblamientos, constitución de derechos y gravámenes sobre las mismas, limitaciones y convenios que versen sobre las acciones, con la amplitud y en la forma que establecen las disposiciones legales pertinentes.= = = = = = = = = = = = = = =

Cuando se litigue la propiedad de acciones, la Sociedad admitirá el ejercicio del derecho de accionista a la persona que debe considerar como titular conforme a lo dispuesto en el párrafo anterior, salvo mandato judicial en contrario. = = = =

Artículo 9°.- La transferencia de las acciones de la Clase "C" sólo opera entre trabajadores de la Sociedad o los herederos de éstos.= =

En caso de transferencia de las acciones Clase "C" a otras personas, éstas se convertirán en acciones Clase "B". = = = =

Artículo 10°.- Todo costo o gasto derivado de la transferencia de acciones, por cualquier título, será por cuenta de los accionistas titulares.= = = = = = = = = = = = =

Tampoco serán de cargo o cuenta de la Sociedad los costos o gastos derivados de los canjes o desdoblamientos de acciones, de la constitución de derechos o gravámenes sobre las mismas o de cualquier otro acto susceptible de anotación e inscripción en la matrícula de acciones ni en cualquier otro registro, salvo aquéllos vinculados a la creación y emisión de acciones y los que resulten de decisiones o resoluciones de la Sociedad. Tratándose de acciones representadas por certificados y en caso de deterioro, destrucción, extravío o sustracción de los

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mismos, se podrá emitir otros nuevos, debiendo el accionista satisfacer previamente todas las formalidades legales vigentes y asumir los costos y gastos correspondientes.= = = = = = = =

TITULO III =

DEL RéGIMEN DE LA SOCIEDAD =

CAPITULO I =

DE LOS ÓRGANOS DE LA SOCIEDAD = = = = = = = = = = = = = = = = =

Artículo 11°.- El régimen de gobierno de la Sociedad está encomendado a la Junta General de Accionistas, al Directorio y a la Gerencia, que ejercen sus funciones de conformidad con la ley y este estatuto. Asimismo, forman parte del régimen de gobierno de la Sociedad las Juntas Especiales de Accionistas de las Clases "A-1", "B" y "C", cuando conforme a ley y al estatuto, proceda o se requiera su participación. = = = = = =

CAPITULO II =

DE LA JUNTA GENERAL =

Artículo 12°.- La Junta General de Accionistas es el órgano supremo de la Sociedad. Los accionistas de la Sociedad, indistintamente de la clase de acciones que posean, reunidos según las prescripciones de este capítulo, constituyen la Junta General. Todos los socios, inclusive los disidentes y los que no hayan participado en la reunión, están sometidos a los acuerdos adoptados por la Junta General.= = = = = = = = = = =

Artículo 13°.- En la Junta General sólo podrá tratarse los asuntos contemplados en la convocatoria, la cual se efectuará mediante aviso publicado por lo menos una vez en el Diario Oficial El Peruano y en uno de los diarios de mayor circulación de Lima.= =

El aviso de convocatoria para la celebración de las Juntas Generales debe publicarse con anticipación no menor de 25 días calendarios. Podrá hacerse constar en el aviso la fecha en la que, si procediera, se reunirá la junta en segunda o en tercera convocatorias. Entre una y otra convocatoria no debe mediar menos de tres días ni más de diez días.= = = = = = = = = = = =

Si la Junta General debidamente convocada no se celebrara en primera o segunda convocatorias, ni se hubiera previsto en el aviso la fecha de la segunda o tercera según corresponda, ésta o éstas deberán ser anunciadas con los mismos requisitos de publicidad que la primera y con la indicación de que se trata de segunda o tercera convocatoria según corresponda. La Junta General en segunda convocatoria debe celebrarse dentro de los treinta días de la primera y la tercera convocatoria dentro de igual plazo de la segunda.= = = = = = = = = = = = = = = = =

La Junta puede realizarse en lugar distinto del domicilio social si así lo acuerda el Directorio. = = = = = = = = = = =

Artículo 14°.- Todo accionista podrá hacerse representar por otra persona, a cuyo efecto se deberá otorgar poder por escrito con firma legalizada ante notario público, el cual será otorgado con carácter especial para cada Junta, salvo el caso de poderes conferidos por escritura pública.= = = = = = = =

Los poderes deberán registrarse ante la Secretaría del Directorio con una anticipación no menor de 24 horas a la hora fijada para la celebración de la Junta General, sin considerar en dicho plazo las horas correspondientes a días inhábiles.= =

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NOTARIO PUBLICO DE LIMA

Artículo 15°.- Será válido el poder de representación con firma legalizada por u otorgado ante un Cónsul de la República de

Perú, sin necesidad de posteriores trámites o certificaciones.

Artículo 16°.- La Junta General se reúne obligatoriamente cuando menos una vez al año dentro de los tres meses siguientes a la terminación del ejercicio económico y tiene por objeto : Pronunciarse sobre la gestión social y los resultados económicos del ejercicio anterior expresados en los estados financieros del ejercicio anterior.= = = = = = = = = = = = = =

Resolver sobre la aplicación de las utilidades, si las hubiere.

Fijar la retribución del Directorio. = = = = = = = = = = = = =

Designar o delegar en el Directorio la designación de los auditores externos. La Sociedad tendrá auditoría anual a cargo de auditores externos escogidos que se encuentren hábiles e inscritos en el Registro Único de Sociedades de Auditoría. = =

Artículo 17°.- Compete, asimismo, a la Junta General: = = = =

Modificar el estatuto. = = = = = = = = = = = = = = = = = = =

Aumentar o reducir el capital social ; = = = = = = = = = = = =

Emitir obligaciones; =

Acordar la enajenación en un solo acto de activos cuyo valor contable exceda del cincuenta por ciento del capital de la Sociedad;= =

Disponer investigaciones y auditorías especiales. = = = = = =

Acordar la transformación, fusión, escisión, reorganización y disolución de la Sociedad, así como resolver sobre su liquidación; =

Resolver en los casos en que la ley disponga su intervención y en cualquier otro que requiera el interés social.= = = = = ==

Artículo 18°.- Además de la Junta Obligatoria Anual prevista en el Artículo 16 del Estatuto, el Directorio convoca a Junta

General cuando lo estime conveniente a los intereses de la Sociedad o lo soliciten notarialmente un número de accionistas que representen al menos el 5% de las acciones suscritas con derecho a voto y se haya expresado en la solicitud los asuntos a tratar en la Junta. En este último caso, el aviso de convocatoria debe ser publicado dentro de los 15 días siguientes a la recepción de la solicitud.= = = = = = = = = = =

Artículo 19°.- La Junta puede delegar al Directorio sus facultades, salvo aquéllas que conforme a la Ley General de Sociedades sean indelegables. = = = = = = = = = = = = = = = =

Artículo 20°.- Para la celebración de las Juntas Generales, cuando no se trate de los asuntos mencionados en el artículo siguiente, se requiere en primera convocatoria la concurrencia de accionistas que representen cuando menos el cincuenta por ciento de las acciones suscritas con derecho a voto. En segunda convocatoria bastará la concurrencia de cualquier número de acciones suscritas con derecho a voto.= = = = = = = = = = = =

Los acuerdos se adoptarán por mayoría absoluta de las acciones suscritas con derecho a voto representadas en la junta. = = =

Artículo 21°.- Cuando se trate de modificación del estatuto, aumento o reducción del capital social, emisión de obligaciones, enajenación en un solo acto de activo cuyo valor contable exceda del cincuenta por ciento del capital de la Sociedad, transformación, fusión, escisión, reorganización y disolución de la Sociedad, así como resolver sobre su liquidación, se requiere en primera convocatoria la concurrencia de accionistas que representen al menos cincuenta por ciento de las acciones suscritas con derecho a voto; en

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segunda convocatoria basta la concurrencia de al menos veinticinco por ciento de las acciones suscritas con derecho a voto; y, en tercera convocatoria bastará la concurrencia de accionistas que representen cualquier número de acciones suscritas con derecho a voto.= = = = = = = = = = = = = = = = = =

En todos los casos los acuerdos deberán ser adoptados con el voto favorable de accionistas que representen la mayoría absoluta de las acciones suscritas con derecho a voto representadas en el Junta.= = = = = = = = = = = = = = = = = =

Artículo 22°.- La Junta General es presidida por el Presidente del Directorio. En su ausencia o impedimento la preside uno de los vicepresidentes, respetándose el orden en el que han sido elegidos o, en su defecto, el Director que designe el propio Directorio.= =

El Presidente tiene amplias facultades para disponer las medidas necesarias para el buen desarrollo de la Junta; le corresponde dirigir la reunión de forma que las deliberaciones se efectúen conforme a el orden del día y resolverá las dudas que se susciten sobre el contenido de la misma ; concederá en el momento que estime oportuno el uso de la palabra a los accionistas que lo soliciten y podrá retirarla cuando considere que un determinado asunto está suficientemente debatido, que se dificulta la marcha de la reunión o que no se encuentra incluido en el orden del día; indicará cuando se ha de efectuar la votación de los acuerdos y proclamará los resultados de las votaciones. =

Actuará como Secretario, en todos los casos, el Secretario del Directorio y, en su ausencia, el Subsecretario del Directorio.

En caso de ausencia o impedimento del Secretario y del Subsecretario desempeñará dicha función aquél de los accionistas concurrentes que la propia Junta designe a tal efecto.= =

Artículo 23°.- Antes de instalar la Junta y de entrar en el orden del día, el Secretario formará la lista de los asistentes expresando el carácter o representación de cada uno y el número de acciones propias o ajenas con que concurre, agrupándolas por clases. Al final de la lista se determina el número de acciones presentes o representadas y su porcentaje respecto del total de las mismas, con indicación del porcentaje de cada una de sus clases.= =

En las votaciones la aprobación de los asuntos sometidos a la Junta se podrá efectuar por asentimiento general o mediante mano alzada o por cualquier otra forma que señale en cada caso el Presidente, sin perjuicio en su caso de lo establecido en las disposiciones vigentes respecto de la necesidad de hacer constar en Acta la oposición de los accionistas. = = = = = = = ==

Artículo 24°.- Las sesiones de la Junta General y los acuerdos adoptados en ellas constarán en acta que se asentará en un Libro, en hojas sueltas o en cualquier otra forma que permita la ley.= =

En cada acta se hará constar el lugar, fecha y hora en que se realizó la Junta; la indicación de haberse realizado en primera, segunda o tercera convocatorias, el nombre de los accionistas presentes o de quien los representen, el número y clase de acciones de las que son titulares, el nombre de las personas que actuaron como Presidente y como Secretario; la

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forma y resultado de las votaciones; los acuerdos adoptados; y, en su caso, la indicación de las fechas y los periódicos en los que se publicaron los avisos de convocatoria o los comprobantes de haberse efectuado las publicaciones conforme a ley y a este estatuto. =

Los requisitos anteriormente mencionados que figuren en la lista de asistentes a que se refiere el artículo 23 de este estatuto podrán ser obviados si ésta forma parte del acta.

El acta, incluido un resumen de las intervenciones de aquellos accionistas o sus representantes que hayan solicitado que quede constancia de las mismas, será redactada por el Secretario dentro de los cinco días siguientes a la celebración de la Junta General.= =

La redacción y aprobación del acta podrá efectuarse en la misma Junta o después de su celebración. Cuando el acta sea aprobada en la misma Junta se debe dejar expresa constancia de ello y cuando menos deberá ser firmada por el Presidente, el Secretario y un accionista o representante designado por la Junta para tal efecto. =

Cuando el acta no es aprobada en la misma Junta, ésta designará a no menos de dos accionistas o representantes para que conjuntamente con el Presidente y el Secretario la revisen y aprueben. Para su validez bastará que sea suscrita por el Presidente, el Secretario y dos de los accionistas o representantes que se haya designado.= = = = = = = = = = = =

Cuando alguna de las personas que deba aprobar el acta de la Junta no pueda o se niegue a cumplir con dicha obligación dentro del plazo de 10 días calendario de la celebración de la

Junta, el Secretario o quien haga sus veces consignará al final del acta las razones expresadas para dicha imposibilidad o negativa y la suscribirá conjuntamente con las demás personas designadas al efecto.= =

Cuando por cualquier circunstancia no pudiese asentarse el acta de una Junta General se extenderá en documento especial que se transcribirá o insertará en su oportunidad al Libro, a las hojas sueltas o a cualquier otra forma que permita la ley, según proceda.= =

El acta tiene fuerza legal desde su aprobación. Podrá dispensarse la ejecución de acuerdos del trámite de aprobación del acta.= =

Las copias certificadas de parte o de toda el acta a que se refiere el artículo 137 de la Ley General de Sociedades, serán extendidas por el Gerente General.= = = = = = = = = = = = = =

CAPITULO III =

DE LAS JUNTAS ESPECIALES =

Artículo 25°.- Las Juntas Especiales se realizan por clases de acciones para elegir o remover a los respectivos directores de la Sociedad y aprobar previamente cualquier acuerdo de Junta General de Accionistas que afecte los derechos exclusivos de su clase. En estos casos, el acuerdo de Junta General no podrá adoptarse y ejecutarse sin la previa aprobación de la Junta Especial competente. =

Artículo 26°.- El Directorio convoca a Juntas Especiales de las clases de acciones cuando lo estime conveniente a los intereses de la Sociedad o lo solicite un número de accionistas que, en conjunto, representen no menos del 5% del capital

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suscrito con derecho de voto de la respectiva clase. Si el Directorio convoca a Junta General de Accionistas para que apruebe una modificación del estatuto que afecte los derechos exclusivos de una clase especial de acciones será preciso el acuerdo de la mayoría de estas acciones adoptado con los requisitos previstos en el artículo 21° de este estatuto. = =

Las Juntas Especiales se sujetan a las normas establecidas en los artículos 12º al 24º del presente estatuto, según corresponda y en cuanto les sean aplicables. = = = = = = = =

CAPITULO IV =

DEL DIRECTORIO =

Artículo 27°.- El Directorio de la Sociedad se compone de diecisiete (17) miembros elegidos en Juntas Especiales según lo dispuesto por los artículos 153 y 164 de la Ley General de Sociedades. Los directores se eligen conforme a lo siguiente:=

Los accionistas de la Clase "A-1" eligen nueve (9) directores;

Los accionistas de la Clase "B" eligen siete (7) directores; y

Los accionistas de la Clase "C" eligen a un (1) director. = =

El director de la Clase "C" se elegirá cuando se alcance una proporción accionaria no menor al 3% del capital suscrito. Una vez alcanzado el derecho a un director de la Clase "C", este derecho permanecerá vigente con prescindencia de las variaciones en su proporción del capital. Si no se alcanzara el 3% del capital en el momento de la elección se elegirá un director más de la Clase "B" completando éstos el número de 8. Se elegirá un director alterno por cada titular, el que desempeñará sus funciones en caso de ausencia o impedimento del director titular, bastando su sola presencia en la reunión de

Directorio para que se presuma de pleno derecho tal ausencia o impedimento.= =

en el caso de preverse la ausencia o impedimento tanto del director titular como del director alterno, cualquiera de ellos podrá hacerse representar por otro director mediante poder otorgado por cualquier medio escrito, incluido el telefax, dirigido a la Secretaría del Directorio. En el supuesto que ambos se encontraran ausentes o impedidos y ambos dirigieran cartas a la Secretaría, se tomará como válida la suscrita por el director titular. =

Artículo 28°.- El Directorio es elegido por un término de tres años, pero los directores continuarán en sus cargos aunque hubiese concluido su período mientras no se produzca nueva elección. El período del Directorio termina en la misma oportunidad en que la Junta Obligatoria Anual resuelva sobre el balance de su último ejercicio, a efectos de lo cual el Directorio debe convocar a las respectivas Juntas Especiales de Accionistas para que elijan a los Directores en la misma fecha.= =

Los directores de la Sociedad son reelegibles.= = = = = = = =

Artículo 29°.- No puede ser director de la Sociedad quien se encuentre incurso en los impedimentos previstos por el artículo 161 de la Ley General de Sociedades, ya sea al momento de su elección o durante el ejercicio del cargo. = = = = = = = = =

Artículo 30°.- Los directores pueden ser removidos en cualquier momento por la Junta General de Accionistas o por la Junta Especial de Accionistas que los eligió. = = = = = = = =

La vacancia del cargo de director será cubierta por el director

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alterno, si éste hubiese sido elegido. El Directorio podrá cubrir la vacante en el supuesto que se produjera la de éste una vez que haya asumido el cargo de director titular o que no se hubiese elegido director alterno. Los directores así elegidos ejercerán sus funciones hasta que se complete el periodo correspondiente.= = = = = = = = = = = = = = = = = = =

Artículo 31°.- El Directorio elige entre los funcionarios de la Sociedad un Secretario y un Subsecretario, quien desempeña las funciones del primero en caso de su ausencia o impedimento. De no producirse tales nombramientos la Secretaría será ejercida por el Gerente General, en cuyo caso le corresponderá también ejercer la Secretaría prevista en el artículo 22 del Estatuto.= =

Corresponde al Secretario del Directorio ejercer la Secretaría de las Juntas Generales y Especiales, del Directorio y de todos aquellos comités u órganos colegiados de la Sociedad cuyos acuerdos deban constar en acta. En ejercicio de su función deberá llevar los correspondientes libros, hojas sueltas o los otros medios en que puedan constar dichas actas. Asimismo le compete la expedición, con sujeción a los requisitos legalmente establecidos en cada caso, de las certificaciones u otros documentos que deban extenderse para el cumplimiento de los fines sociales o a solicitud de parte legítima , así como expedir las constancias y certificaciones respecto del contenido de los libros y registros de la Sociedad. = = = = ==

Ejerce además las funciones que este estatuto, la Junta General o el Directorio le señalen.= = = = = = = = = = = = = = = = = =

Artículo 32°.- El Directorio tiene todas las facultades de

gestión y de representación legal necesarias para la administración de la Sociedad dentro de su objeto, con la sola excepción de los asuntos que la ley o este estatuto atribuyan a la Junta General. =

Por lo tanto, sin que esta enumeración sea restrictiva sino meramente enunciativa, el Directorio tiene las siguientes facultades:= =

Dirigir todas las operaciones y los asuntos financieros de la Sociedad de conformidad con el estatuto y los acuerdos de las Juntas Generales, así como vigilar la marcha de la Sociedad y dictar los reglamentos internos que considere necesarios; = =

Establecer y modificar la estructura orgánica de la Sociedad, nombrar o remover al Gerente General, y en su caso a los demás gerentes de la Sociedad y funcionarios de similar nivel, fijando sus funciones, facultades y remuneraciones y otorgándoles los poderes con las atribuciones que considere convenientes, así como revocar tales poderes;= = = = = = = = =

Celebrar contratos, convenios y compromisos de toda naturaleza incluidos los que tengan por objeto la adquisición o enajenación de bienes muebles e inmuebles, ya sea a título oneroso o gratuito; en consecuencia podrá, entre otros, celebrar contratos de compraventa, concesión, mutuo, permuta, donación, prestación de servicios, suministro, comodato, fianza, arrendamiento, arrendamiento financiero, seguros, así como todo otro contrato, nominado o innominado, con prescindencia de su objeto y sin reserva ni limitación alguna, pudiendo ceder su posición contractual en los mismos; y someter los asuntos que estime necesarios a arbitraje, celebrar

Jaime Murguia Cavero
NOTARIO PUBLICO DE LIMA

Lima, 17 de noviembre de 2000. = = = = = = = = = = = = = = = = = = =

Firmado por TELEFÓNICA DEL PERÚ S.A.A: José Ramón Vela Martínez.= ==

Firmado por TELEFÓNICA SOLUCIONES GLOBALES HOLDING S.A.C.: Santiago Bamse Eduardo Jaime Antúnez de Mayolo Morelli.= = = =

Autoriza la minuta: Luis Miguel Garcia Mori, Abogado con Registro número del Colegio de Abogados de LIMA número 22792.

I N S E R T O .= =

DEPOSITO EN EFECTIVO Y/O CHEQUES PROPIO BANCO= = = = = = = = =

San Isidro, 11 de septiembre de 2000.= = = = = = = = = = = = =

Número de cuenta: 0011-0686-32-0100025796.= = = = = = = = = =

Divisa: nuevos soles.= =

Titulares: TELEFONICA DATA PERU HOLDING S.A.A.= = = = = = = =

Referencia: depósito en efectivo. = = = = = = = = = = = = = = =

Importe en efectivo: S/. 1,000.00 = = = = = = = = = = = = = =

Una firma ilegible -= =

Clave de validación: b633/2s1i/c8354/0000000002/17:55.= = = =

Al dorso un sello: Banco Continental - Oficina San Isidro - 11 Set. 2000 - Caja - Una Rubrica.= = = = = = = = = = = = = = = = =

asi consta del depósito que he tenido a la vista.= = = = = = =

C O N C L U S I O N .= = = = = = = = = = = = = = = = = = = =

Formalizado el instrumento, se instruyeron a los otorgantes de su objeto por la lectura que de todo el hicierón, afirmándose y ratificándose en el contenido del mismo sin modificación alguna. =

La presente escritura pública se inicia en la foja con número de serie 1076900 y termina en la foja con número de serie 1076541, de lo que doy fé. FIRMADO: JOSé RAMÓN VELA MARTÍNEZ.-

forma como se representan las acciones de la Sociedad. pudiendo. asimismo, acordar la conversión de una forma de representación a cualquiera de las otras formas permitidas por las normas aplicables. La determinación de la forma de representación puede ser hecha por clase de acciones y en la oportunidad que considere más conveniente para el interés social. La conversión resuelta por el Directorio se hará a cargo y costo de la Sociedad;= = = = = = = = = = = = = = = = = =

Disponer la adquisición de acciones de propia emisión cuando lo considere conveniente a los intereses de la Sociedad y dentro de las autorizaciones y de los límites establecidos en las normas vigentes;= =

Realizar las gestiones y adoptar las medidas pertinentes para la oferta pública o privada de valores en el país o en el exterior, incluyendo los trámites necesarios ante las autoridades correspondientes y la inscripción de la Sociedad en bolsas u otros mercados de valores nacionales o extranjeros;

Autorizar la colocación, retiros, transferencias y enajenación de fondos, rentas y valores pertenecientes a la Sociedad en instituciones del país y del exterior; celebrar contratos de crédito documentario; otorgar y contraer préstamos; solicitar y otorgar fianzas; garantizar y aceptar garantías de todo tipo, en nombre y a favor de la Sociedad ; ordenar abonos, cargos y transferencias; contratar cajas de seguridad, operarlas y cancelarlas; abrir y cerrar cuentas corrientes, de crédito o de cualquier otra naturaleza, con o sin garantía; girar, endosar y protestar cheques; girar, aceptar, endosar, avalar, prorrogar, descontar, negociar y protestar letras de cambio y

Jaime Murguía Cavero
NOTARIO PUBLICO DE LIMA

pagarés, cartas de crédito o cartas órdenes y otros efectos de giro y de comercio; endosar conocimientos de embarque y pólizas de seguros; obtener, recibir y endosar warrants y certificados de depósito; y, en general, realizar toda clase de operaciones con emisiones de bonos, obligaciones, deuda y cualesquiera otros títulos valores, ante instituciones bancarias y financieras o, en general, ante cualquier persona natural o jurídica;= =

Designar los representantes, asesores externos, apoderados, agentes, contadores, auditores, comisionados y banqueros de que haya de servirse la Sociedad;= = = = = = = = = = = = = = = = =

Celebrar contratos de asociación en participación u otras modalidades de contratos asociativos o de asociación de capitales, bienes y servicios;= = = = = = = = = = = = = = =

Constituir, reconocer, aceptar, renunciar, reducir y cancelar todo tipo de hipotecas, prendas, anticresis, usufructo, servidumbre y cualesquiera otros derechos reales o de garantías;= =

Aprobar el presupuesto anual de la Sociedad;= = = = = = = = =

Aprobar los estados financieros, liquidaciones, cuentas y memorias que debe presentarse a la Junta General; = = = = = =

Ejercer las facultades que en su favor delegue válidamente la Junta General de Accionistas;= = = = = = = = = = = = = = = =

Delegar o sustituir total o parcialmente sus facultades o la ejecución de sus acuerdos, en el Presidente del Directorio, en el Gerente General, en uno o varios Directores y en uno o varios funcionarios o empleados de la Sociedad o en personas ajenas a la misma, así como revocar la delegación o sustitución

cuando lo estime conveniente.= = = = = = = = = = = = = = = = = = =
No puede ser objeto de delegación o sustitución la rendición de cuentas y la presentación de estados financieros a la Junta General. ni las facultades que ésta le conceda al Directorio. salvo que ello sea expresamente autorizado; y = = = = = = = ==
Designar las comisiones o comités que sean necesarios para la buena marcha de la Sociedad, delegando en éstos las funciones y atribuciones que estime conveniente.= = = = = = = = = = = = =

Artículo 33°.- El Directorio se reúne por lo menos una vez al mes y cuantas veces lo requiera el interés de la Sociedad.
El Directorio establece las normas necesarias para la citación a sesión y para su desarrollo.= = = = = = = = = = = = = = = =

Artículo 34°.- El quórum para las sesiones del Directorio es de nueve (9) de sus miembros. Cada Director tiene un voto. Salvo por lo dispuesto en el artículo siguiente, los acuerdos del Directorio se adoptan por mayoría absoluta de los directores participantes por si mismos o por representantes. En caso de empate dirime el Presidente.= = = = = = = = = = = = =
Los acuerdos y resoluciones tomados fuera de sesión de directorio por unanimidad de sus miembros tienen la misma validez que si hubieran sido adoptadas en sesión, siempre que se confirmen por escrito.= = = = = = = = = = = = = = = = = = = =
EL directorio podrá sesionar en forma no presencial, a través de medios escritos, electrónicos o de otra naturaleza que permitan la comunicación y garanticen la autenticidad del acuerdo. Cualquier director puede oponerse a que se utilice este procedimiento y exigir la realización de una sesión presencial, siempre que la disconformidad sea formulada al

Jaime Murguía Cavero
NOTARIO PUBLICO DE LIMA

menos con 48 horas de antelación a la fecha prevista para la celebración de la sesión no presencial.= = = = = = = = = = = =

Artículo 35°.- Los acuerdos relacionados con los asuntos que se enumeran a continuación deberán adoptarse por la decisión de por lo menos once (11) de los Directores: = = = = = = = = = = =

La enajenación de los bienes muebles o inmuebles de la Sociedad que tengan un valor de mercado superior a US$ 15´000,000,00 (Quince millones de dólares). = = = = = = = = = = = = = = = = =

La concertación de cualquier tipo de operación con una misma persona natural o jurídica cuyo monto, aisladamente o en conjunto en un solo ejercicio, supere el quince por ciento (15%) del monto total de los ingresos brutos, ajustados por inflación, obtenidos por la Sociedad en el ejercicio anterior, o la cantidad de US$ 100´000.000,00 (Cien millones de dólares), la que resulte menor. No se aplicará lo establecido en este artículo a las operaciones económico - financieras y/o bancarias.= =

El aumento del capital de la Sociedad sin derecho de preferencia en favor de los socios conforme al artículo 259 de la Ley General de Sociedades, cuya ejecución se delegue en el Directorio de conformidad con lo dispuesto en el artículo 206° de la Ley General de Sociedades.= = = = = = = = = = = = = = =

La realización de cualquier tipo de operación con las siguientes personas:= =

Los accionistas titulares de acciones "A-1" y sus filiales o subsidiarias. A estos efectos, se entenderá como filial o subsidiaria a la persona que, directa o indirectamente a través de uno o más intermediarios, controla, está controlada por, o

está bajo control común de accionistas titulares de las acciones "A-1".= =

Los accionistas titulares de acciones que representan más del uno por ciento (1%) del capital social de la Sociedad; y, = =

Los directores de la Sociedad y las empresas en las cuales tengan una participación mayoritaria. = = = = = = = = = = = = =

La designación de los auditores externos de la Sociedad cuando ello sea delegado por la Junta General.= = = = = = = = = = = =

Proponer a la Junta General el importe de los dividendos definitivos que deben distribuirse y acordar el reparto de dividendos a cuenta . La propuesta deberá pronunciarse sobre la procedencia o no de la distribución de dividendos en efectivo.=

Artículo 36°.- Los acuerdos que adopte el Directorio se harán constar en actas extendidas en un libro especial legalizado conforme a ley, en hojas sueltas o en cualquier otra forma que permita la ley.= =

Excepcionalmente, cuando por cualquier circunstancia no pudiese asentarse según corresponda el acta de una sesión, se extenderá en documento especial, el que se transcribirá o insertará en su oportunidad al libro respectivo o donde corresponda, con sujeción a las formalidades previstas en el artículo 136 de la Ley General de Sociedades.= = = = = = = = = = = = = = = = = =

Las actas de las sesiones del Directorio serán firmadas por quienes actuaron como Presidente y Secretario. = = = = = = = =

CAPITULO V =

DE LA PRESIDENCIA =

Artículo 37°.- El Presidente del Directorio es elegido entre los directores en la primera sesión del Directorio, luego de

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NOTARIO PUBLICO DE LIMA

su elección e instalación.= = = = = = = = = = = = = = = = = =
En caso que el Presidente dejase de ser director por cualquier causa, el Directorio en la siguiente sesión luego de producirse tal causa procederá a la elección de un nuevo Presidente cuyo mandato será por el resto del período.= = = = = = = = = = = =

Artículo 38°.- El Presidente del Directorio tiene las siguientes atribuciones:= = = = = = = = = = = = = = = = = =
Ejercer las funciones de representación institucional. = = = =
Presidir las Juntas Generales y Juntas Especiales y los actos oficiales de la Sociedad.= = = = = = = = = = = = = = = = = =
Convocar y presidir las sesiones del Directorio.= = = = = = =
Emitir voto dirimente en los casos en que se produzca empate en las votaciones del Directorio.= = = = = = = = = = = = = = = =
Ejercer cualquier otra facultad que el Directorio le delegue con las facultades y atribuciones que al efecto se le confieran en el poder específico que se le otorgue. = = = = = = = = = =

Artículo 39°.- El Directorio podrá designar uno o más vicepresidentes, quienes reemplazan al Presidente en caso de ausencia o impedimento, bastando su sola actuación en tal función para acreditar tal ausencia o impedimento. Para su actuación se respetará el orden en el que han sido elegidos.
En caso de ausencia o impedimento temporal del Presidente y de los vicepresidentes en una sesión de Directorio, éste elegirá de su seno a quien presidirá dicha sesión.= = = = = = = = = =

Artículo 40°.- El cargo de Presidente del Directorio y de director es compatible con el de Gerente General. El Directorio podrá otorgar a su Presidente las facultades del Gerente General contempladas en el artículo 43° del estatuto, en cuyo

caso podrá utilizar el título de Presidente Ejecutivo. = = = =

CAPITULO VII =

DE LA GERENCIA =

Artículo 41° La Gerencia de la Sociedad estará a cargo de una o más personas naturales o jurídicas. En caso de designarse a más de un Gerente, el Directorio designará a un Gerente General, en quien recaerán todas las atribuciones y funciones previstas para el cargo en este estatuto y las demás que le otorgue el Directorio y la Junta General de Accionistas. El Gerente General podrá usar el título de Presidente Corporativo. El Directorio podrá nombrar un Gerente General suplente quien asumirá las funciones del Gerente General en caso de ausencia o impedimento de éste. Se presume de pleno derecho la ausencia o impedimento del Gerente General con la sola actuación del suplente.= =

Artículo 42°.- El Gerente General, si no es director, participa en las sesiones del Directorio con voz pero sin voto. Asimismo, tendrá derecho a asistir, con voz pero sin voto, a las Juntas Generales y Especiales de Accionistas, salvo que concurra en calidad de accionista o como representante de accionistas.= =

Artículo 43°.- El Gerente General es el ejecutor de las disposiciones del Directorio y de la Junta General de Accionistas y está investido de la representación de la Sociedad. = = = =

El Gerente General esta relevado de la representación judicial y procesal de la Sociedad. Las facultades generales y especiales de representación procesal señaladas en el código de la materia, desde su nombramiento serán asumidas por el o los gerentes o funcionarios o cualesquier otros representantes que

Jaime Murguía Cavero NOTARIO PUBLICO DE LIMA

el Directorio designe.= =
Sin perjuicio de los poderes que en cada caso otorgue el Directorio o la Junta General de Accionistas en favor del Gerente General, las principales atribuciones de este funcionario son las siguientes:= = = = = = = = = = = = = = = =
Organizar el régimen interno de la Sociedad y dirigir las operaciones de ésta, de conformidad con el estatuto, los acuerdos de las Juntas Generales y los del Directorio.= = = =
Inspeccionar los libros y operaciones de la Sociedad, llevar la correspondencia y cuidar de la organización, existencia, regularidad y veracidad de los libros de contabilidad. = = = =
Delegar o sustituir, total o parcialmente, las facultades o atribuciones que le confiere este estatuto o que le hubieren sido delegadas por el Directorio, así como revocar la delegación o sustitución.= = = = = = = = = = = = = = = = = = =
Expedir las declaraciones, constancias y certificaciones que sea necesario extender a nombre de la Sociedad, con salvedad de las señaladas en el artículo 31 y en el segundo párrafo de este artículo.= =
Procurar el manejo adecuado y ordenado de los gastos, cuidando de los bienes y fondos sociales y dando cuenta al Directorio de las condiciones y progresos de los negocios y operaciones de la Sociedad y de las cobranzas, inversiones y fondos disponibles.=
Proponer al Directorio la estructura orgánica de la Sociedad hasta el nivel de las Gerencias Centrales y otras áreas de la misma jerarquía, así como el nombramiento y remoción de los funcionarios a cargo de éstas.= = = = = = = = = = = = = = =
En el caso de que el Directorio designe Presidente Ejecutivo o

el Gerente General utilice el título de Presidente Corporativo, los Gerentes Centrales podrán utilizar el título de Vicepresidente Ejecutivo seguido de la indicación del área de actividad correspondiente.= = = = = = = = = = = = = = = = = = = =

Nombrar, contratar, promover o despedir por sí mismo o por intermedio de sus representantes, a los trabajadores, con excepción de los Gerentes Centrales y funcionarios del mismo nivel.= =

Establecer la política de personal y recursos humanos y aprobar la estructura salarial de la empresa, excepto las remuneraciones de los Gerentes Centrales y funcionarios del mismo nivel.= =

Ejercer todas aquellas facultades que sean compatibles con las funciones que desempeña y con lo establecido en la ley y en este estatuto, así como cumplir con los encargos que le confiera en cada caso el Directorio mediante el otorgamiento de poderes a su favor.= =

Dentro de los limites y en la forma que fije el Directorio autorizar la colocación, retiros, transferencias y enajenación de fondos, rentas y valores pertenecientes a la Sociedad en instituciones del país y del exterior; celebrar contratos de crédito documentario; otorgar y contraer préstamos; solicitar y otorgar fianzas; ordenar abonos, cargos y transferencias; contratar cajas de seguridad, operarlas y cancelarlas; abrir y cerrar cuentas corrientes, de crédito o de cualquier otra naturaleza, con o sin garantía; girar, endosar y protestar cheques; girar, aceptar, endosar, avalar, prorrogar, descontar, negociar y protestar letras de cambio y pagarés, cartas de

Jaime Murguía Cavero
NOTARIO PUBLICO DE LIMA

crédito o cartas órdenes y otros efectos de giro y de comercio; endosar conocimientos de embarque y pólizas de seguros; obtener, recibir y endosar warrants y certificados de depósito y, en general, realizar toda clase de operaciones con emisiones de bonos, obligaciones, deuda y cualquier otro título valor, ante instituciones bancarias y financieras o, en general, ante cualquier persona natural o jurídica.= = = = = = = = = = = = = =

Celebrar contratos, convenios y compromisos que tengan relación con las actividades de la Sociedad dentro de los límites que fije el Directorio.= =

Someter al Directorio con toda oportunidad balances periódicos, así como el balance de cada año conjuntamente con los elementos que se requieran para preparar la memoria anual que debe someterse a la consideración de la Junta General de Accionistas.= =

Artículo 44°.- Los demás gerentes de la Sociedad tendrán las atribuciones que les confiera la ley, el Directorio y el Gerente General.= =

TITULO IV =

ESTADOS FINANCIEROS Y APLICACIÓN DE UTILIDADES = = = = = = = =

Artículo 45°.- El Directorio está obligado a formular luego de finalizado el ejercicio social los estados financieros, la propuesta de aplicación de utilidades y la memoria anual, con la antelación necesaria para ser sometidos, conforme a ley, a la consideración de la Junta Obligatoria Anual de Accionistas.

De los documentos indicados en el párrafo anterior debe resultar con claridad y precisión la situación económica y financiera de la Sociedad, los resultados obtenidos en el

ejercicio vencido y el estado de sus negocios. = = = = = = = =

TITULO V =

REORGANIZACIÓN DE LA SOCIEDAD = = = = = = = = = = = = = = = = = = =

Artículo 46°.- La transformación, fusión, escisión y, en general, cualquier otra forma de reorganización de la Sociedad se sujetará a las disposiciones contenidas en los artículos 333° al 395 de la Ley General de Sociedades y demas disposiciones pertinentes.= = = = = = = = = = = = = = = = = =

TÍTULO VI =

DISOLUCIÓN, LIQUIDACIÓN Y EXTINCIÓN DE LA SOCIEDAD = = = = = =

Artículo 47°.- La disolución, liquidación y extinción de la Sociedad se sujetará a las disposiciones contenidas en los artículos 407 al 422 de la Ley General de Sociedades y demás disposiciones pertinentes.= = = = = = = = = = = = = = = = = =

TITULO VII =

ARBITRAJE =

Artículo 48°.- Toda clase de controversias o desacuerdos entre los accionistas o los administradores y la Sociedad, incluyendo, sin que la enumeración siguiente tenga carácter limitativo, aquéllos que surjan entre éstos respecto de sus derechos, los relativos al cumplimiento de los estatutos y validez de los acuerdos, las impugnaciones y nulidad de acuerdos o actos de los órganos sociales, las impugnaciones de juntas generales de accionistas y cualquier otro que verse sobre materias relacionadas con las actividades de la Sociedad, fin u objeto social, ya sea durante el período social o durante la liquidación, serán sometidos a la decisión inapelable de un tribunal arbitral compuesto de tres miembros de los cuales uno

Jaime Murguía Cavero
NOTARIO PÚBLICO DE LIMA

será nombrado por cada una de las partes y el tercero será nombrado por los dos árbitros así designados.= = = = = = = = =

En caso hubiera más de un accionista o administrador con la misma diferencia o controversia contra la Sociedad, el segundo árbitro será designado por mayoría simple entre ellos y, de no ser posible, se recurrirá al Centro de Conciliación y Arbitraje Nacional e Internacional de la Cámara de Comercio de Lima.= =

Si no existiera acuerdo sobre la designación del tercer árbitro o si cualquiera de la partes no designase al suyo dentro de los diez días hábiles de ser requerida por la otra parte, el nombramiento correspondiente se hará a petición de cualquiera de las partes, por el Centro de Conciliación y Arbitraje Nacional e Internacional de la Cámara de Comercio de Lima.

El arbitraje se llevará a cabo en la ciudad de Lima y no deberá exceder de 60 días hábiles contados desde la fecha de instalación del tribunal arbitral, pudiendo los árbitros prorrogar dicho plazo en una o más oportunidades. = = = = = =

El arbitraje será de conciencia a no ser que cualquiera de las partes solicite que el arbitraje sea de derecho, caso en el cual esta forma de arbitraje será obligatoria y los árbitros deberán ser abogados.= =

El pacto arbitral contenido en el presente artículo será plenamente eficaz aún cuando al momento de plantearse la controversia el accionista o administrador hubieren dejado de serlo, siempre que la controversia se origine en hechos vinculados a la relación entre el accionista o el administrador y la Sociedad, ocurridos en el tiempo en que aquéllos hubieren

tenido la condición de tales = = = = = = = = = = = = = = = = = =

Para cualquier intervención de los jueces y tribunales ordinarios dentro de la mecánica arbitral y la ejecución del laudo, el asunto será sometido a la jurisdicción de los jueces y tribunales del Distrito Judicial del Cercado de Lima. = = =

DISPOSICIÓN TRANSITORIA =

PRIMERA.- Lo dispuesto en los artículos 5 último párrafo, 9, 11, 25, 26, 27, 28, 35 primer acápite del literal d) y 38 literal b), del Estatuto entrará en vigencia en la misma fecha de la Junta General de Accionistas que apruebe el aumento de capital y consecuente emisión de las acciones de las Clases "A-1" y "C". Mientras tanto, resultará de aplicación lo dispuesto en los literales siguientes:= = = = = = = = = = = = = = = = = =

El régimen de gobierno de la Sociedad está encomendado a la Junta General de Accionistas, al Directorio y a la Gerencia, que ejercen sus funciones de conformidad con la ley y este estatuto;= =

El Directorio estará conformado por 3 miembros. = = = = = = =

En el caso de ausencia o impedimento del director titular, éste podrá hacerse representar por otro director mediante poder otorgado por cualquier medio escrito, incluido el telefax, dirigido a la Secretaría del Directorio;= = = = = = = = = = =

El período del Directorio termina en la misma oportunidad en que la Junta General de Accionistas resuelve incrementar el capital social y emitir las acciones Clases "A-1" y "C", o el 31 de diciembre de 2001, lo que ocurra primero; pero los directores continuarán en sus cargos aunque hubiese concluido su período mientras no se produzca nueva elección; = = = = = =

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NOTARIO PUBLICO DE LIMA

Producido el aumento de capital y emisión de acciones Clases "A-1" y "C", el Directorio - bajo responsabilidad - deberá convocar a Juntas Especiales para la designación de los miembros del Directorio, bajo los términos establecidos en el Artículo 27 del Estatuto Social; y = = = = = = = = = = = = = = = =

El Presidente del Directorio presidirá las Juntas Generales y los actos oficiales de la Sociedad.= = = = = = = = = = = = = = = =

SEGUNDA.- Sin perjuicio de lo establecido en el artículo 5 del Estatuto, la Junta General de Accionistas podrá acordar, en el caso que el primer aumento de capital se produzca por efecto de fusión, reorganización simple o cualquier otro mecanismo de reorganización societaria, que la Sociedad emita acciones Clase "C" en favor de los accionistas que, por efecto de la reorganización, adquieran la calidad de trabajadores de la Sociedad.= =

PRIMERA CLÁUSULA ADICIONAL.- De conformidad con lo dispuesto en los Artículo 252 de la Ley General de Sociedades y 26 de la Ley del Mercado de Valores, aprobada por Decreto Legislativo No. 861, se acuerda inscribir todas las acciones de la Sociedad, incluso las acciones Clases "A-1" y "C" que se emitan como consecuencia del primer aumento de capital social, en el Registro de Valores de la Bolsa de Valores de Lima y en el Registro Público del Mercado de Valores que lleva la Comisión Nacional Supervisora de Empresas y Valores (CONASEV), para su cotización en la Bolsa de Valores de Lima.= = = = = = = = = = =

Para dichos efectos, queda designado como representante de la Sociedad ante la Bolsa de Valores de Lima durante la vigencia del listado de las acciones, los señores José Ramón Vela

Martínez, con Documento Nacional de Identidad N°41356876; Víctor Carlos Schwartzmann Larco, identificado con Documento Nacional de Identidad N° 08234765;= = = = = = = = = = = = = = José Javier Manzanares Gutiérrez, identificado con carné de extranjería N° N-87013; Antonio Juan Francisco Villa Mardon, identificado con Documento Nacional de Identidad N° 10840875 y Oscar Orlando Portocarrero Quevedo, identificado con Documento Nacional de Identidad N° 08866447, todos ellos con domicilio para estos efectos en Av. Arequipa 1155, Santa Beatriz, Lima, quienes se encuentran facultados a presentar la solicitud de inscripción correspondiente ante la Bolsa de Valores de Lima y en general, toda la documentación que sea necesaria para dichos efectos.= =

<u>SEGUNDA CLÁUSULA ADICIONAL</u>.- Para efectos de la inscripción de las acciones Clases "A-1", "B" y "C" en el Registro de Valores de la Bolsa de Valores de Lima y en el Registro Público del Mercado de Valores que lleva CONASEV, la Sociedad quedará sometida a las normas y disposiciones de la Bolsa de Valores de Lima.= =

<u>TERCERA CLÁUSULA ADICIONAL</u>.- La política de dividendos de la Sociedad será la siguiente:= = = = = = = = = = = = = = = = = =

Se destinará al pago de dividendos hasta el 50 por ciento de las utilidades netas del ejercicio, pudiendo tales dividendos ser pagados en calidad de provisionales o de definitivos para cada ejercicio, conforme al siguiente calendario: = = = = = =

Pago del dividendo provisional: a partir del 1° de diciembre de cada ejercicio.= =

Pago del dividendo definitivo: con posterioridad a la

Jaime Murguía Cavero NOTARIO ... LIMA

celebración de la Junta que lo declare y a partir del 1° de junio.= =

En cada oportunidad, el Directorio fijará la fecha de corte que aplicará a efectos del pago de los dividendos. = = = = = = =

La política de dividendos antes acordada podrá ser modificada por acuerdo de Junta de Accionistas.= = = = = = = = = = = = =

CUARTA CLÁUSULA ADICIONAL.- Los otorgantes, en su calidad de accionistas, eligen por unanimidad el primer Directorio de la Sociedad, que estará integrado por las siguientes personas:= =

Alfonso Bustamante y Bustamante, identificado con Documento Nacional de Identidad N° 30849678, domiciliado para estos efectos en Av. Arequipa 1155, Santa Beatriz, Lima, quien lo presidirá;= =

José Ramón Vela Martínez, identificado con Documento Nacional de Identidad N° 413568766, domiciliado para estos efectos en Av. Arequipa 1155, Santa Beatriz, Lima; y, = = = = = = = = = =

Jesús Equiza Escudero, de nacionalidad española, identificado con carné de extranjería N° N-97536, domiciliado para estos efectos en Jorge Basadre N° 592, piso 7, San Isidro. = = = = =

QUINTA CLÁUSULA ADICIONAL.- Los otorgantes eligen como Gerente General de la Sociedad al señor Jesús Equiza Escudero, de nacionalidad española, identificado con carné de extranjería N° N-97536, domiciliado para estos efectos en Jorge Basadre N° 592, piso 7, San Isidro. = = = = = = = = = = = = = = = = = = =

Agregue usted, señor Notario, las cláusulas de ley, inserte los comprobantes de depósito en institución bancaria de las sumas pagadas por concepto de capital y pase los partes respectivos a los Registros Públicos.= = = = = = = = = = = = = = = = = = =

Lima, 17 de noviembre de 2000. = = = = = = = = = = = = = = = = =

Firmado por TELEFÓNICA DEL PERÚ S.A.A: José Ramón Vela Martínez.= ==

Firmado por TELEFÓNICA SOLUCIONES GLOBALES HOLDING S.A.C.: Santiago Bamse Eduardo Jaime Antúnez de Mayolo Morelli.= = = =

Autoriza la minuta: Luis Miguel Garcia Mori, Abogado con Registro número del Colegio de Abogados de LIMA número 22792.

I N S E R T O .= =

DEPOSITO EN EFECTIVO Y/O CHEQUES PROPIO BANCO= = = = = = = = =

San Isidro, 11 de septiembre de 2000.= = = = = = = = = = = = =

Número de cuenta: 0011-0686-32-0100025796.= = = = = = = = = =

Divisa: nuevos soles.= = = = = = = = = = = = = = = = = = = =

Titulares: TELEFONICA DATA PERU HOLDING S.A.A.= = = = = = = =

Referencia: depósito en efectivo. = = = = = = = = = = = = = = =

Importe en efectivo: S/. 1,000.00 = = = = = = = = = = = = = =

Una firma ilegible -= =

Clave de validación: b633/2s1i/c8354/0000000002/17:55.= = = =

Al dorso un sello: Banco Continental - Oficina San Isidro - 11 Set. 2000 - Caja - Una Rubrica.= = = = = = = = = = = = = = = =

asi consta del depósito que he tenido a la vista.= = = = = = =

C O N C L U S I O N .= = = = = = = = = = = = = = = = = = = =

Formalizado el instrumento, se instruyeron a los otorgantes de su objeto por la lectura que de todo el hicierón, afirmándose y ratificándose en el contenido del mismo sin modificación alguna. =

La presente escritura pública se inicia en la foja con número de serie 1076900 y termina en la foja con número de serie 1076541, de lo que doy fé. FIRMADO: JOSE RAMÓN VELA MARTÍNEZ.-

SANTIAGO BAMSE EDUARDO JAIME ANTUNEZ DE MAYOLO MORELLI.- SE TERMINA DE FIRMAR HOY, DIECISIETE DE NOVIEMBRE DEL DOS MIL.= Y DR. JAIME ALEJANDRO MURGUIA CAVERO, ABOGADO NOTARIO DE ESTA CAPITAL.-

CONCUERDA

CON EL ORIGINAL DE SU REFERENCIA, EXPIDIENDO ESTE ____ TESTIMONIO DE CONFORMIDAD CON LA LEY VENTISEIS MIL DOS

Lima 20 de Noviembre del 2000

Jaime Murguía Cavero
NOTARIO PUBLICO DE LIMA

2F/RYR.

Anexo 4: Constancia de haber celebrado el contrato para la Representación de Valores por Anotaciones en Cuenta, expedida por CAVALI I.C.L.V. S.A.

CONTRATO DE SERVICIOS PARA LA INSCRIPCION DE VALORES REPRESENTADOS POR ANOTACIONES EN CUENTA

Conste por el presente documento, el Contrato de Servicios que celebran de una parte **CAVALI ICLV S.A.,** con R.U.C. N° 34666962, y con domicilio en Pasaje Acuña 191, Lima, representada por su Apoderado, señor Víctor Manuel Sánchez Azañero, con Libreta Electoral Nro. 08736559, y por su apoderada, señora Magaly Martínez Matto, identificada con Libreta Electoral Nº 09302145, según poderes inscritos en los asientos C00005 y C00006, respectivamente, de la Partida Nº 11021533 del Registro de Personas Jurídicas de la Oficina Registral de Lima y Callao, a quien en adelante se le denominará **CAVALI**; y de la otra **TELEFÓNICA DATA PERÚ HOLDING S.A.A.,** con R.U.C. Nº 50069834, con domicilio en Avenida Arequipa 1155, Urbanización Santa Beatriz, Distrito de Lima, Provincia y Departamento de Lima, debidamente representada por su Gerente General, señor Jesús Equiza Escudero, identificado con camé de extranjería N° N-97736, según poderes inscritos en la Partida Nº 11235480 del Registro de Personas Jurídicas de Lima, a quien en adelante se denominará **EL EMISOR**, bajo los términos siguientes:

PRIMERA.- LAS PARTES

1.1.- **CAVALI** es una Institución de Compensación y Liquidación de Valores autorizada según Resolución CONASEV N° 358-97-EF/94.10, encargada de llevar el registro contable de valores representados por anotaciones en cuenta y que realiza, entre otras funciones, el efectuar la transferencia, compensación y liquidación de valores que deriven de su negociación en mecanismos centralizados de negociación y fuera de ellos, en virtud de lo dispuesto por el Decreto Legislativo N° 861, Ley del Mercado de Valores (en adelante la "LEY"), Reglamento de Instituciones de Compensación y Liquidación de Valores, aprobado por Resolución Conasev Nº 031-99-EF/94.10 (en adelante el "Reglamento"), Reglamentos Internos y demás disposiciones.

1.2.- **EL EMISOR** es una sociedad anónima cuya escritura pública de constitución corre inscrita en la Partida Registral Nº 11235480 del Libro de Sociedades Mercantiles del Registro de Personas Jurídicas de Lima.

A fines de este Contrato, **EL EMISOR** y **CAVALI** serán denominados conjuntamente las Partes y según el caso, individualmente cada uno de ellos, la "Parte".

SEGUNDA.- OBJETO DEL CONTRATO

Por el presente Contrato, **CAVALI** se obliga a prestar a **EL EMISOR** los siguientes servicios, por cada una de las series, clases o emisiones, según corresponda, de los valores que se detallan en el numeral 1 del Anexo I-A según corresponda (en adelante LOS VALORES):

a) Registro y transferencia contable de LOS VALORES;
b) Registro de constitución de derechos, cargas, gravámenes y todo acto o hecho que afecte la disponibilidad de LOS VALORES;
c) Procesamiento y registro de derechos y beneficios, actos societarios que afecten los valores y situaciones extraordinarias (art. 40 Resolución Conasev Nº 021-99-EF/94.10) de **EL EMISOR** y aquellos eventos vinculados a dicho registro, lo cual se efectuará observando lo dispuesto en el Anexo II;
d) Envío de información sobre LOS VALORES;
e) En caso **EL EMISOR** solicite por escrito, **CAVALI** le prestará el servicio de pago de intereses, amortización y redención del principal, o de ser el caso, el pago de dividendos en efectivo, lo cual se efectuará observando lo dispuesto en el Anexo III;
f) En caso **EL EMISOR** lo solicite por escrito, **CAVALI** le prestará el servicio denominado CAVALI EMISORAS, por el cual **CAVALI** conectará a **EL EMISOR** a su computador central a fin que este último tenga acceso en línea a información relativa a LOS VALORES, lo cual se efectuará observando lo dispuesto en el Anexo IV.

Todo lo cual se denomina de aquí en adelante "EL SERVICIO".

En tanto los Anexos a los cuales se hace referencia en este Contrato se encuentren suscritos por ambas Partes, los mismos formarán parte integrante del mismo.

TERCERA.- VIGENCIA DEL CONTRATO

Las partes acuerdan que las fechas de inicio y vencimiento del presente Contrato son las señaladas en el numeral 2 del Anexo I-A, del presente documento, según se trate de valores de renta variable o instrumentos de deuda.

CUARTA.- TRANSFERENCIA DE DATOS REGISTRADOS EN LA MATRÍCULA DE EL EMISOR

En caso se efectúe la transferencia de los datos del registro de LOS VALORES que lleva **EL EMISOR** a **CAVALI**, ésta se sujeta a las disposiciones contenidas en el numeral 3 del Anexo I-A del presente Contrato.

QUINTA.- CONTINUIDAD DEL SERVICIO

EL EMISOR declara conocer que la prestación de EL SERVICIO, se realiza a través de infraestructura y facilidades técnicas de los equipos y sistemas de telecomunicaciones existentes y disponibles al momento de la prestación de EL SERVICIO.

CAVALI velará por la prestación de EL SERVICIO en forma continua, durante el plazo de vigencia de este Contrato.

En consecuencia, en el supuesto que la infraestructura y facilidades técnicas de los equipos y servicios, así como sistemas de telecomunicación antes mencionados, no funcionaran adecuadamente durante la vigencia de este Contrato, **CAVALI** tomará las medidas necesarias para restablecer el servicio de acuerdo al plan de contingencia implementado para tal efecto.

EL EMISOR declara conocer que de acuerdo al artículo 229 de la LEY, **CAVALI** puede suspender el servicio previa autorización de la Comisión Nacional Supervisora de Empresas y Valores.

Asimismo, **CAVALI** queda exenta de toda responsabilidad frente a **EL EMISOR** si en un determinado momento o día EL SISTEMA no funciona o no realiza algunas de las operaciones, como consecuencia de desperfectos ocasionales del hardware y/o software o por la suspensión de EL SERVICIO, ocasionados por hechos fortuitos, imprevisibles o ajenos a la diligencia ordinaria que **CAVALI** está obligada a tener.

CAVALI declara que está cumpliendo con el cronograma de adecuación de los sistemas de procesamiento informático al año 2000, establecido por Resolución CONASEV No. 094-98-EF/94.10.

SEXTA.- RETRIBUCION DE LOS SERVICIOS PRESTADOS

La retribución por la prestación de EL SERVICIO, es por cada serie, clase o emisiones, según corresponda, de LOS VALORES y asciende a los montos tarifarios que se detallan en el Anexo V.

En consecuencia, queda establecido que los pagos por concepto de la inscripción de LOS VALORES, así como por el mantenimiento del sistema y los registros que se efectúen serán de cargo de **EL EMISOR**, de conformidad con el artículo 235° de la LEY.

Al importe de la retribución se adicionará el Impuesto General a las Ventas (IGV) y cualquier otro impuesto por crearse, que grave la prestación del servicio objeto del presente Contrato, los cuales serán de cargo de **EL EMISOR**. El pago de la retribución se realizará a los quince (15) días calendarios de la fecha de emisión del documento de la factura correspondiente.

Los montos tarifarios que se detallan en el indicado Anexo V, serán modificados automáticamente con la publicación del dispositivo que apruebe nuevas retribuciones por EL SERVICIO que presta CAVALI, debiendo **EL EMISOR** abonar los nuevos importes en la oportunidad en que la respectiva Resolución entre en vigencia.

SETIMA.- INTERES

En el improbable caso de que **EL EMISOR** incumpla con la obligación descrita en la cláusula precedente, las partes acuerdan en forma expresa que **EL EMISOR** pagará a **CAVALI**, sobre el monto adeudado, un interés moratorio equivalente a la tasa máxima en moneda nacional que fija diariamente el Banco Central de Reserva del Perú, por cada día de retraso. Dicho interés será calculado desde el primer día posterior a la fecha de vencimiento de la factura correspondiente.

Asimismo, en virtud de lo dispuesto en el numeral 1 del artículo 1333° del Código Civil, se aplicará la mora automática, por lo que no será necesaria intimación y/o notificación para que se configure la mora.

OCTAVA.- INCUMPLIMIENTO

Sin perjuicio de lo señalado en la cláusula precedente, ante el incumplimiento de pago de la retribución señalada en la cláusula sexta por parte de **EL EMISOR**, **CAVALI** ejercitará lo siguiente:

a) Transcurridos quince (15) días calendarios del vencimiento de la factura correspondiente, requerirá a **EL EMISOR** el pago de la retribución mediante un aviso de cobranza. En este aviso de cobranza se informará el monto a cancelar que incluye los intereses de acuerdo a la cláusula sétima, y los gastos administrativos diarios equivalentes a 0.125% de la UIT vigente a la fecha del aviso de cobranza más el Impuesto General a las Ventas (IGV) y cualquier otro impuesto por crearse, de acuerdo a un cronograma de pagos diario desde el mismo día de emisión del aviso de cobranza. En este aviso de cobranza se indicarán además las cuentas bancarias de **CAVALI** en las que se deberán efectuar los pagos.

b) Transcurridos treinta (30) días calendarios del vencimiento del respectiva factura, por vía notarial solicitará a **EL EMISOR** el pago de la retribución, así como los intereses moratorios y gastos administrativos correspondientes de acuerdo a lo señalado en el literal a) de la presente cláusula.

c) Transcurridos sesenta (60) días calendarios de emitida la respectiva factura, por vía notarial reiterará su solicitud de pago de la retribución a **EL EMISOR**, así como el pago de los intereses moratorios y gastos administrativos correspondientes de acuerdo a lo señalado en el literal a) de la presente cláusula.

d) Transcurridos sesenta (70) días calendarios de emitida la respectiva factura, comunicará el hecho a CONASEV de acuerdo a lo dispuesto en la cláusula siguiente.

NOVENA: SANCIONES

En caso que **EL EMISOR** incumpla la LEY, Reglamento, Reglamento Interno, dispositivo que será aplicable una vez aprobado por CONASEV o cualquiera de las prestaciones a su cargo asumidas en virtud del presente Contrato, **CAVALI** comunicará de tal hecho a la CONASEV a efectos que dicha entidad supervisora tome las medidas correctivas correspondientes e imponga las sanciones que le resulten aplicables a **EL EMISOR,** conforme a las normas vigentes que dicte la CONASEV.

DECIMA.- RESERVA DE LA INFORMACION

CAVALI se obliga a mantener bajo reserva la información contenida en su registro contable, guardando su confidencialidad de acuerdo a lo establecido en los artículos 45° y 232° de la LEY y en el artículo 54° del Reglamento.

Asimismo, **EL EMISOR** declara conocer el deber que la LEY impone a **CAVALI** de mantener reserva respecto a la información que aparece en sus registros.

En consecuencia, **EL EMISOR** se compromete a mantener en reserva la información a que se

refiere la indicada LEY y todos los demás datos e informaciones a los que **EL EMISOR** tiene acceso a través de EL SERVICIO.

La información y datos a los que accese **EL EMISOR** serán para uso propio, en el local señalado en el Anexo VI, y sólo dentro de los alcances de las instrucciones impartidas por los titulares de LOS VALORES.

En ese sentido y a fin de resguardar la confidencialidad de la indicada información, **EL EMISOR** designa, por este acto a las personas indicadas en el Anexo VI, como las únicas personas autorizadas a acceder a EL SERVICIO y por ende a recibir información respecto al registro contable, pudiendo el apoderado con poder suficiente de **EL EMISOR**, durante la vigencia el presente Contrato, sustituir a la persona indicada, comunicando inmediatamente el hecho a **CAVALI**.

En ese sentido **EL EMISOR** se responsabiliza frente a **CAVALI**, en forma expresa, incondicional e irrevocable por cualquier instrucción u orden que curse a **CAVALI** cualquiera de sus representantes autorizados, aún en el caso que las mismas no hubieren sido autorizadas por **EL EMISOR** o que fueran realizadas en exceso de las facultades conferidas a sus representantes y este hecho no hubiese sido informado por escrito a **CAVALI**, con anticipación, al momento en que las instrucciones u órdenes sean recibidas por **CAVALI**.

DECIMA PRIMERA.- OBLIGACIONES DE EL EMISOR

EL EMISOR goza de los derechos reconocidos en el Reglamento y Reglamento Interno, dispositivo que será aplicable una vez aprobado por CONASEV, y que **CAVALI** se obliga a poner en conocimiento de EL **EMISOR** en caso dicha norma no se publique en el diario oficial.

Asimismo, **EL EMISOR** se somete a todas las obligaciones que se establecen en las normas antes citadas siendo las principales las siguientes:

a) Entregar la información establecida y aquella que le fuera requerida por **CAVALI** en uso de sus atribuciones;
b) Confirmar a los participantes y a **CAVALI** sobre la autenticidad de los títulos y el estado de los valores a ser representados por anotaciones en cuenta, cuando éstos se lo soliciten;
c) Conciliar su información con la del registro contable a cargo de **CAVALI** cuando ésta última lo requiera;
d) Proveer oportunamente los recursos necesarios a **CAVALI** para que ésta cumpla con la entrega de dividendos, pago de intereses, amortización del principal o redención del mismo, u otros beneficios cuando le hubieren confiado tal responsabilidad;
e) Comunicar a **CAVALI** inmediatamente de tomado conocimiento sobre cualquier acto que afecte los valores inscritos en los registros de éstas, adjuntando la documentación sustentatoria;
f) Comunicar a **CAVALI** toda información que dispongan respecto de la identidad de sus accionistas o titulares de valores;
g) Cumplir con lo estipulado en el presente Contrato;

DECIMA SEGUNDA.- COMUNICACIONES A EL EMISOR

CAVALI, de acuerdo a lo dispuesto en el artículo 68 del Reglamento pondrá a disposición de **EL EMISOR** la información sobre las inscripciones efectuadas respecto de sus valores y los correspondientes titulares, a más tardar al día hábil siguiente de registradas. Sin perjuicio de ello **CAVALI** remitirá oportunamente la mencionada información al local de **EL EMISOR** señalado en el Anexo VI.

DECIMA TERCERA.- PREVALENCIA DEL CONTRATO

El presente Contrato contiene todos los acuerdos y estipulaciones a los que han arribado las partes y reemplaza y prevalece sobre cualquier negociación, oferta, acuerdo, entendimiento o convenio que las partes hayan sostenido, cursado o pactado respecto al objeto del presente Contrato, con anterioridad a la fecha de celebración del mismo.

Sin perjuicio de lo dispuesto en el párrafo anterior, en caso las partes acordaran alguna modificación al presente Contrato, ésta deberá constar por escrito en documento que debidamente suscrito por ambas partes, en dos originales de idéntico valor, será anexado al mismo formando parte integrante de él.

DECIMA CUARTA.- DOMICILIO

Las partes señalan como domicilio contractual los que aparecen en el encabezado del presente Contrato. Todas las comunicaciones y/o notificaciones judiciales o extrajudiciales se dirigirán válidamente a dichos domicilios, salvo que medie previo aviso comunicado por carta notarial con quince (15) días de anticipación indicando la variación del domicilio, en cuyo caso las comunicaciones y/o notificaciones deberán hacerse al nuevo domicilio.

DECIMA QUINTA.- ARBITRAJE

1. Todos los conflictos o controversias que pudieran surgir entre las Partes sobre la interpretación, ejecución, cumplimiento y cualquier aspecto relacionado a la existencia, validez, ineficacia o resolución del contrato deberán ser resueltos por éstas en Trato Directo dentro de un plazo de cinco (5) días hábiles contados a partir del momento en que una parte comunique a la otra, por escrito, la existencia de un conflicto o controversia (el "Plazo de Trato Directo").

El Plazo de Trato Directo podrá ser ampliado por cinco (5) días hábiles a fin de resolver sus discrepancias sin necesidad de recurrir a instancias superiores u otras instancias.

En el caso que las Partes, dentro del Plazo del Trato Directo, no resolvieran el conflicto o controversia suscitado deberán someter sus diferencias a arbitraje de derecho de acuerdo con lo pactado en el punto 2 de la presente cláusula.

2. El arbitraje estará a cargo de un arbitro, designado de común acuerdo por las Partes cuyo laudo será inapelable. El arbitraje será de derecho.

El arbitraje se realizará conforme al Reglamento de Arbitraje Nacional del Centro de Conciliación, Arbitraje Nacional e Internacional de la Cámara de Comercio de Lima.

En defecto de acuerdo de las partes respecto de la designación del árbitro único, dentro de un plazo de (5) cinco días hábiles de recibida por una Parte la solicitud de la otra en el tal sentido, se constituirá un Tribunal Arbitral, de acuerdo al siguiente procedimiento:

a) El procedimiento arbitral será realizado por un Tribunal Arbitral conformado por tres miembros cuyo laudo será inapelable. El arbitraje será de derecho.

b) Cada una de las Partes designará un árbitro y los árbitros nombrados designarán, a su vez, a un tercer árbitro. En caso que una de las partes demore más de quince días hábiles, desde que haya sido requerida por escrito por la otra Parte para la designación del árbitro que le corresponde designar, éste será designado por el Centro de Conciliación y Arbitraje Nacional e

Internacional de la Cámara de Comercio de Lima, eligiéndolo de entre las personas que integran la relación de árbitros que dicha entidad tiene establecida. En este caso, se entenderá que la parte que no cumplió ha renunciado a su derecho a designar al árbitro que le corresponde.

c) El procedimiento, el plazo del arbitraje y demás disposiciones que sean necesarias para su ejecución, serán las establecidas en el Reglamento de Arbitraje Nacional del Centro de Conciliación y Arbitraje Nacional e Internacional de la Cámara de Comercio de Lima.

d) En todo lo no previsto, así como en el caso que resulte desactivado el mencionado Centro de Arbitraje y Conciliación Nacional e Internacional de la Cámara de Comercio de Lima, se aplicarán las normas de la Ley General de Arbitraje, Ley No. 26572 o las disposiciones de aquella ley o norma que la sustituya.

DECIMA SEXTA.- COMPETENCIA

Las partes se someten expresamente a la competencia de los jueces y tribunales del distrito Judicial de Lima, para la ejecución forzada de las decisiones arbitrales adoptadas por el árbitro único o el Tribunal Arbitral que se constituya de acuerdo a la Cláusula precedente.

Se firman dos originales de igual tenor, en Lima a los __________ (___) días del mes de diciembre del año dos mil.

CAVALI ICLV	**EL EMISOR**

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[1] En caso se tratará de valores emitidos por una sociedad extranjera donde la legislación de su país señale que los valores se representan mediante títulos físicos, para efectos del presente Contrato se entenderá que el valor está anotado en cuenta.

ANEXO I-A

VALORES DE RENTA VARIABLE

I.- LOS VALORES

EL EMISOR es una entidad que, de acuerdo a la escritura pública de fecha 17 de noviembre de 2000, otorgada ante el Notario Público de Lima, Doctor Jaime Murguía Cavero, e inscrita en la Partida Nº 11235480, del Registro de Personas Jurídicas de Lima, tiene un capital social ascendente a la suma de S/. 1,000.00 (Mil y 00/100 Nuevos Soles), representado por 1000 acciones de un valor nominal de S/. 1.00 (Un y 00/100 Nuevo Sol) cada una íntegramente suscritas y totalmente pagadas, las cuales se representan por medio de certificado de acciones (en adelante LOS VALORES).

En el caso que parte de la emisión esté representado por títulos físicos, de acuerdo a lo dispuesto en el artículo 218 de la LEY es obligatorio que para su negociación los mismos se registren previamente en una institución de compensación y liquidación de valores, como es el caso de CAVALI, para ser representadas mediante anotación en cuenta.

En ese sentido, **EL EMISOR** declara conocer que para la negociación de LOS VALORES, éstos deberán ser desmaterializados previamente, para cuyo efecto, **EL EMISOR** se somete a los términos y condiciones del procedimiento de desmaterialización de valores detallado en el Sub Anexo I-A, que debidamente firmado por ambas partes forma parte integrante del presente documento.

II.- VIGENCIA

1. **En caso los valores se encuentren listados en Rueda de Bolsa de la Bolsa de Valores con anterioridad al 1 de mayo de 1997 es de aplicación lo siguiente:**

   a) A partir del 1 de Mayo de 1997, CAVALI asumió las funciones que tenía la Caja de Valores y Liquidaciones de la Bolsa de Valores de Lima, entre las que se encuentran prestar el servicio de registro de valores representados por anotación en cuenta, en aplicación a lo dispuesto por la Novena Disposición Transitoria de la LEY, razón por la cual a partir de dicha fecha **EL EMISOR** solicito los servicios de **CAVALI.**

En función de lo expuesto y en virtud del presente documento, **CAVALI** y **EL EMISOR** reconocen la relación contractual existente entre dichas instituciones desde el 1 de mayo de 1997 a la fecha de suscripción del contrato de servicios del cual forma parte el presente Anexo.

b) El Contrato de servicios de inscripción de valores representados mediante anotaciones en cuenta suscrito entre **CAVALI** y **EL EMISOR** se inicia en la fecha de suscripción del mismo, pactándose su vigencia por un plazo indefinido.

2. En caso LOS VALORES esten en trámite de inscripción en Rueda de Bolsa de la Bolsa de Valores es de aplicación lo siguiente:

El Contrato de servicios de inscripción de valores representados mediante anotaciones en cuenta suscrito entre **CAVALI** y **EL EMISOR** se inicia en la fecha en que la Bolsa de Valores informe a CAVALI que LOS VALORES han sido listados en Rueda de Bolsa, pactándose su vigencia por un plazo indefinido.

3.- En caso que LOS VALORES no se listen en la Rueda de la Bolsa de Valores es de aplicación lo siguiente:
El Contrato de servicios de inscripción de valores representados mediante anotaciones en cuenta se inicia en la fecha de suscripción del mismo, pactándose su vigencia por un plazo indefinido.

III.- TRANSFERENCIA DE LOS DATOS CONTENIDOS EN LA MATRÍCULA

3.1 EN CASO EXISTAN AFECTACIONES REGISTRADAS EN LA MATRÍCULA DE ACCIONES DEL EMISOR

EL EMISOR se obliga a informar a **CAVALI**, por escrito y medio magnético, según corresponda, sobre la constitución de derechos y gravámenes que afecten a LOS VALORES, que a la fecha de suscripción del Contrato de servicios de inscripción de valores representados mediante anotaciones en cuenta se encuentren anotados en la matrícula de acciones llevada por **EL EMISOR**, a fin que **CAVALI** los inscriba en el registro contable, conforme al artículo 217 de la LEY.

En ese sentido, **EL EMISOR** entrega, a la suscripción de este documento, la relación de los derechos y gravámenes que recaen sobre LOS VALORES, que se detallan en el Sub Anexo I-B que firmado por ambas partes forma parte integrante del presente documento, así como copia legalizada de la documentación sustentatoria.

EL EMISOR se responsabiliza de manera expresa e incondicional e irrevocable frente a **CAVALI**, por la veracidad de la información contenida en su matrícula, y los documentos que presenta al a suscripción de este documento, así como que la constitución de los derechos y gravámenes que se detallan en el Sub Anexo I-B, han sido de acuerdo a las normas de la materia.

En el supuesto que **CAVALI** se viese obligada a asumir alguna responsabilidad o pago de carácter económico por cualquier causa derivada de la inscripción de los derechos y gravámenes que se detallan en el Sub Anexo I-B, **EL EMISOR** se obliga a sumir íntegramente tal reparación o pago, lo cual incluirá los gastos legales, judiciales o extrajudiciales en los que **CAVALI** pudiese haber incurrido.

EL EMISOR declara conocer que **CAVALI** no tiene responsabilidad alguna frente al acreedor o deudor prendario derivada de la constitución, ampliación o levantamiento de prendas conforme al este Contrato, debiendo informárselos a los mismos por escrito.

Sin perjuicio de lo señalado precedentemente, **EL EMISOR** de acuerdo al literal e) del artículo 39 del Reglamento está obligado a informar a **CAVALI** sobre cualquier acto que afecte los valores a ser representados por anotaciones en cuenta, adjuntando la documentación sustentatoria.

3.2 EN CASO NO EXISTAN AFECTACIONES REGISTRADOS EN LA MATRÍCULA DE ACCIONES DE EL EMISOR

EL EMISOR declara que a la fecha de suscripción del Contrato de servicios de inscripción de valores representados mediante anotaciones en cuenta, no se encuentran anotados en su matrícula de acciones, la constitución de derechos y gravámenes que afecten a LAS ACCIONES, responsabilizándose de manera expresa e incondicional e irrevocable frente a **CAVALI**, por la veracidad de la información contenida en dicha matrícula.

Sin perjuicio de lo señalado anteriormente, **EL EMISOR** de acuerdo al literal e) del artículo 39° del Reglamento está obligado a informar a **CAVALI** sobre cualquier acto que afecte los valores a ser representados por anotaciones en cuenta, adjuntando la documentación.

SUB ANEXO I-A

DESMATERIALIZACION DE VALORES

Desmaterialización es el proceso mediante el cual se cambia la representación de una emisión, serie o emisión de valores de títulos a anotaciones en cuenta, requiriéndose para ello el acuerdo de **EL EMISOR** o la solicitud del titular cuando dicha transformación sea necesaria para la negociación del valor en un mecanismo centralizado.

El procedimiento que se detalla a continuación se encuentra en orden de participación y en forma agrupada de acuerdo a las actividades que realizará cada participante:

a) **Titular**

- Solicita o da su aceptación al participante para la desmaterialización del título de su propiedad.

b) **Participante**

i. Registra la intención de su cliente de desmaterializar el título, mediante el ingreso de los datos del mismo en el sistema de **CAVALI**, en un archivo que tendrá la categoría de temporal (no ingresa saldos del valor en la cuenta del titular), asignando el sistema a cada título ingresado un numero de registro en forma automática.

ii. A fin que **EL EMISOR** certifique el registro realizado, el participante podrá:

iii. Remitir el título a **CAVALI** como máximo hasta las 17:30 horas del día siguiente de realizado el registro. En caso contrario **CAVALI** procederá a eliminar dicho registro del sistema.

iv. Remitir el título directamente al emisor dentro de las 24 horas siguientes de realizado el registro y solicitarle su conformidad.

v. Asimismo, deberá registrar en el sistema de **CAVALI** la modalidad escogida, a fin de informar sobre la forma de envío tanto a **CAVALI** como al emisor.

c) **CAVALI**

- Recibe los títulos enviados por los distintos participantes diariamente hasta las 17:30 horas y verifica los datos de los mismos con el registro realizado en el sistema.

- Remite al emisor diariamente los títulos recibidos, consignando en los mismo la expresión "inhabilitado" y solicita la respectiva confirmación de los registros realizados.
- Los certificados que lleguen hasta las 12:00 horas se enviaran a la emisora el mismo día.
- Los certificados que ingresen hasta las 17:30 horas se enviaran a la emisora al día siguiente.

d) **Emisor**

Si **EL EMISOR** cuenta con el sistema CAVALI EMISORAS :

- Recibe en tiempo real a través del sistema, los registros de las intenciones de desmaterialización.
- Espera recibir los títulos de los Participantes o de **CAVALI**.
- A partir del 1 de agosto de 1999 **EL EMISOR** dispone de tres días desde la recepción del título para evaluar los títulos recibidos, registrando en el sistema CAVALI EMISORAS su conformidad o rechazo respecto a la autenticidad del título y el estado de los valores a ser representados mediante anotación en cuenta[1], y de ser el caso, anulará el título.
- Si vencidos los tres días señalados precedentemente para la confirmación de **EL EMISOR** sin tener respuesta del mismo, se entenderá que **EL EMISOR** ha prestado su confirmación sobre la validez y la integridad del titulo (disponibilidad) procediendo **CAVALI** a la desmaterialización del mismo.
  Cabe indicar que hasta el 01 de agosto de 1999, de acuerdo a la Primera Disposición Transitoria del Reglamento, para efectos del cambio de la forma de representación de valores a anotaciones en cuenta, **EL EMISOR** debe confirmar la autenticidad y el estado de los valores a ser representados por anotaciones en cuenta en un plazo no mayor a siete (7) día útiles, transcurrido dicho plazo y sin contar con la respuesta de **EL EMISOR**, se entenderá que **EL EMISOR** ha prestado su confirmación sobre la validez y la integridad del título (disponibilidad) procediéndose a la desmaterialización del mismo.
- Anula el título.
- El registro del título en el sistema de **CAVALI** debe realizarse de manera simultanea a la anulación del título y anotación en el registro de **EL EMISOR** que el valor se encuentra inscrito en **CAVALI**.

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[1] En caso se trate de valores sobre los cuales recae algún tipo de afectación (prendas, embargos o derecho de usufructo) **EL EMISOR** debe remitir a **CAVALI** copia notarialmente legalizada de la parte pertinente de la matrícula de acciones, así como copia notarialmente legalizada del documento que sustente tal afectación (contrato de prenda, comunicación del titular, Oficio o Resolución que ordene el embargo).

Si **EL EMISOR** no cuenta con el sistema CAVALI EMISORAS :

- Recibe la carta solicitud de conformidad de desmaterialización de los participantes o de **CAVALI** con los títulos respectivos.
- Dispone de tres días desde la recepción del título para evaluar los títulos recibidos, comunicando en el formato correspondiente su conformidad o rechazo respecto a la autenticidad del título y el estado de los valores a ser representados mediante anotación en cuenta, y de ser el caso, anulará el título.
- Si vencidos los tres días señalados precedentemente para la confirmación de **EL EMISOR** sin tener respuesta del mismo, se entenderá que **EL EMISOR** ha prestado su confirmación sobre la validez y la integridad del titulo (disponibilidad) procediendo **CAVALI** a la desmaterialización del mismo.
  Cabe indicar que hasta el 01 de agosto de 1999, de acuerdo a la Primera Disposición Transitoria del Reglamento, para los efectos del cambio de la forma de representación de valores a anotaciones en cuenta, los emisores deben confirmar la autenticidad y el estado de los valores a ser representados por anotaciones en cuenta en un plazo no mayor a siete (7) día útiles, transcurrido dicho plazo y sin contar con la respuesta de **EL EMISOR**, se entenderá que **EL EMISOR** ha prestado su confirmación sobre la validez y la integridad del título (disponibilidad) procediéndose a la desmaterialización del mismo.
- Anula el título.
- El registro del título en el sistema de **CAVALI** debe realizarse de manera simultanea a la anulación del título y eliminación del titular en el registro **EL EMISOR**.

En caso **EL EMISOR** preste su conformidad sobre la validez del título por escrito o a través del servicio CAVALI EMISORES y en caso LOS VALORES se encuentren afectados, **EL EMISOR** deberá informar a **CAVALI**, sobre la constitución de derechos y gravámenes que afecten a dicho titulo. En este sentido, la emisora adjuntará copias notarialmente legalizadas de los respectivos contratos de constitución de gravámenes y los documentos sustentarios de los embargos, así como copia de la parte pertinente de la matrícula en la cual consten dichas afectaciones.

Asimismo, **EL EMISOR** asume la responsabilidad ante **CAVALI** por cualquier reclamo o denuncia que pudiera ser interpuesta contra **CAVALI** por terceros, en caso que la información y/o documentación remitida sobre la base de su conformidad o rechazo no sea exacta.

e) **CAVALI**

Cuando la conformidad o rechazo de la desmaterialización sea remitida por escrito (presentada en mesa de partes o vía fax), **CAVALI**, registrará en el sistema la instrucción comunicada por **EL EMISOR**, y procederá e remitir a **EL EMISOR**, de ser el caso, el informe de desmaterializaciones

registradas, el cual servirá de base para que **EL EMISOR** procederá a anular los títulos.

f) **Participante**

- Visualiza la conformidad o el rechazo de su solicitud en el sistema en tanto este haya sido registrado.

Del Registro

El registro en el sistema por parte de **EL EMISOR** o de **CAVALI**, de la conformidad con la desmaterialización de los títulos, significará la desmaterialización del título y el ingreso del valor en la cuenta del titular.

Para todo efecto, la fecha de ingreso del valor en la cuenta del titular en **CAVALI**, será la fecha de registro de la conformidad, considerándose el valor como representado mediante títulos hasta que dicha conformidad no se registre.

El registro en el sistema por parte de **EL EMISOR** o de **CAVALI**, del rechazo de la solicitud y el motivo del rechazo, implicará la eliminación del registro realizado en el archivo temporal.

SUB ANEXO I-B

GRAVAMENES, EMBARGOS Y OTRAS AFECTACIONES ANOTADAS EN LA MATRICULA DE ACCIONES ELEVADA POR EL EMISOR

TITULAR	PRENDA EMBARGO USUFRUCTO Y OTRAS AFECTACIONES	ACREEDOR	JUZGADO Y BENEFICIARIO	CANTIDAD DE VALORES AFECTADOS	INCLUYE BENEFICIOS SI/NO (DETALLE)

ANEXO II

ACTOS SOCIETARIOS QUE AFECTEN A LOS VALORES INSCRITOS EN EL REGISTRO CONTABLE Y REGISTRO DE SITUACIONES EXTRAORDINARIAS

I.- FUSIÓN, ESCISIÓN U OTRAS FORMAS DE REORGANIZACIÓN SOCIETARIA, UNIFICACIÓN DE SERIES Y REDUCCIÓN O AUMENTO DE CAPITAL, DE LOS VALORES INSCRITOS EN LOS REGISTROS DE CAVALI ICLV S.A.

Objetivo : Realizar los procesos corporativos de Fusión, Escisión u otras formas de reorganización societaria, Unificación de series y Reducción o Aumento de capital, de los valores inscritos en los registros de **CAVALI**.

1. **EL EMISOR**, debe comunicar el Hecho de Importancia a **CAVALI**, el acuerdo societario informando a su vez las características del proceso. Asimismo, adjuntará la documentación requerida para este tipo de eventos.

2. **EL EMISOR** confirmará en forma escrita a **CAVALI**, los factores exactos utilizados para los procesos y el criterio de redondeo, al termino de las 24 horas de haber recibido la Carta de Factor que **CAVALI** envía para estos procesos.

3. En los días previos a la fecha de canje **EL EMISOR** podrá solicitar la información que requiera para la conciliación de los registros.

4. A la fecha de canje **CAVALI** procede a realizar la actualización de los saldos con la información enviada por **EL EMISOR** y enviará a la misma la siguiente documentación, la que será confirmada o señalarán observaciones, al termino del plazo de 24 horas:

Proceso	Listado	Código
Fusión de Empresas	Fusión de Valores – Definitivo	CV0810R
Escisión	Escisión de Valores – Definitivo	CV3115R3
Cambio de Valor Nominal	Cambio de Valor Nominal - Total acciones por titular	CV1410R
Reducción de Capital	Fusión de Valores – Definitivo	CV0810R

II.- REPARTO DE BENEFICIOS EN ACCIONES

Objetivo :Registrar los derechos en acciones correspondientes a valores representados por anotación en cuenta en **CAVALI** por encargo de las emisoras.

1. **EL EMISOR** debe comunicar el Hecho de Importancia a **CAVALI**, el acuerdo societario informando a su vez las características del proceso.

Asimismo, adjuntará la documentación requerida para este tipo de eventos.

2. **EL EMISOR** confirmará en forma escrita a **CAVALI**, los factores exactos utilizados para el proceso, asimismo, el criterio de redondeo, al termino de las 24 horas de haber recibido la Carta de Factor que **CAVALI** envía para estos procesos.

3. Al día siguiente **CAVALI** enviará a **EL EMISOR** la documentación correspondiente a la Fecha de Registro la misma que detallamos a continuación:

Listados	**Código**
Cálculo de Stock al último día de negociación con derecho	CV1610R
Cálculo de Stock al último día de negociación con derecho por participante	CV1605R
Informe de transferencia de inicio del mes hasta el último día de negociación con derecho	CV0505R
Operaciones de reporte culminadas desde el inicio del mes hasta el último día de negociación con derecho	CV0577R
Comitentes Reportados Reportantes **CAVALI**	OE1303R
Comitentes Reportados Reportantes Físicos	OE1307R
Informe de Bloqueos por Valor Acreedor.	CV1030R

4. **EL EMISOR** debe determinar, con arreglo a las disposiciones legales, el tratamiento a seguir en el caso de que resulten fracciones de acciones correspondientes a los titulares al aplicar el factor de canje o de distribución. Dicho tratamiento debe ser informado a **CAVALI** con diez (10) días calendario antes de la entrega.

   EL EMISOR debe confirmar o hacer llegar sus observaciones sobre la información, al termino del plazo de las 24 horas.

5. Luego de la Conciliación de los saldos entre **EL EMISOR** y **CAVALI**, esta ultima enviara a **EL EMISOR** el reparto preliminar

Listado	**Código**
Reparto de beneficios en acciones – Preliminar por titular	CV0410R

EL EMISOR debe confirmar o hacer llegar sus observaciones sobre la información, al termino del plazo de las 24 horas.

6. Luego de confirmado el reparto preliminar por parte de **EL EMISOR**, **CAVALI** procesará el reparto definitivo a la fecha correspondiente y remitirá a **EL EMISOR** el siguiente listado para su debido control:

Listado	**Código**
Reparto de beneficios en acciones –	CV0410R

Definitivo por titular	

III.- CAMBIO DE REPRESENTACIÓN DE ANOTACIONES EN CUENTA A TÍTULOS FÍSICOS

Objetivo :Cambiar la forma de representación de los valores representados mediante anotación en cuenta a títulos físicos.

1. Existen dos supuestos para proceder con el procedimiento:

- Al ser informado **CAVALI** sobre el deslistado de LOS VALORES de la Bolsa de Valores, en aplicación de lo dispuesto en el artículo 45 del Reglamento, solicita a **EL EMISOR** confirme por escrito si los valores inscritos en el registro contable de **CAVALI**, también serán retirados.

- En el caso que los valores sean retirados de **CAVALI** a solicitud de **EL EMISOR**, se procederá con la exclusión a partir de la fecha de recepción de la comunicación que indica la carta.

2. **CAVALI** recibe la comunicación de **EL EMISOR** hasta la 17:15 p.m. del día, la misma que debe contar con los siguientes datos:
- Valor
- No. de acciones
- Fecha de Retiro
- Firma de la persona autorizada.

3. **CAVALI** verifica en el sistema, que los titulares tenga saldo disponible.
4. Retira del registro contable los valores de cada una de las cuentas de los titulares señalados en la solicitud.
5. Procede a enviar a **EL EMISOR** una comunicación con la información de los valores retirados del registro contable, así como un informe sobre los valores que se encontraban afectados.
6.- **EL EMISOR** recibe la información, la procesa y emite los correspondientes títulos.

IV.- SITUACIONES EXTRAORDINARIAS

Objetivo : Realizar, por encargo de **EL EMISOR**, el Proceso de Oferta Publica de Intercambio de Acciones.

Descripción *:*
CAVALI realiza las coordinaciones con las Entidades que intervienen en el proceso.

Coordinaciones Externas.- **CAVALI** hará las coordinaciones con las siguientes entidades:

➢ Coordinaciones con **EL EMISOR**.

- Coordinaciones con el Oferente.
- Coordinaciones con las Sociedades Agentes de Bolsa participantes.
- Coordinaciones con la Bolsa de Valores: Dirección de Mercados y Estudios Económicos.

El titular recibe la información relativa a la Oferta Publica de Intercambio, acepta las condiciones e informa a la Sociedad Agente de Bolsa su voluntad de participar en la misma.

El participante recibe la información y procede a realizar el traspaso de las acciones que se encuentran registradas por medio del Sistema por Anotación en Cuenta, a la Cuenta Custodio Especial, creada para este efecto. Asimismo, procede a llenar la carta de aceptación del titular, en la cual se debe consignar los datos solicitados por **EL EMISOR**, así como, de ser el caso el N° del traspaso antes mencionado.

Luego, el participante envía la información a **CAVALI**, adjuntando, de ser el caso, los títulos físicos.

Cabe señalar que, si la Carta de Aceptación tiene alguna falta no será recibida por **CAVALI**.

INICIO DE LA OFERTA

CAVALI entrega a los participantes Bursátiles el listado de sus accionistas registrados en sus respectivas cuentas matrices.

Recibe y verifica la Carta de Aceptación enviada por el Participante. Si la información se encuentra debidamente consignada, procesará la información de la siguiente manera:

- *Acciones representadas por medio de Anotación en Cuenta.-* **CAVALI** recibirá las Cartas de Aceptación y procederá a confirmar el traspaso de las acciones en la cuenta especial, teniendo en cuenta los datos que aparecen en la pantalla, los cuales deben coincidir correctamente con los de la Carta.

- *Acciones representadas por medio de Títulos Físicos.-* **CAVALI** recibirá la información registrando los Títulos Físicos en el sistema bajo le código del titular consignado en la Carta de Aceptación. Este menú de Registros O.P.I. para Títulos Físicos consistencia si el título físico tiene alguna limitación para su negociación, llámese embargos, reporte o algún otro gravamen.

- *Las Acciones comprometidas en Operaciones de Reporte.-* Se procederá de acuerdo a lo informado en el folleto entregado a los Participantes.

- *Las Acciones con limitaciones para su negociación.-* Se procederá de acuerdo a lo informado en el folleto entregado a los Participantes.

Luego procede al sellado de las Cartas de Aceptación y todas sus copias en señal de conformidad.

CAVALI recibe y verifica la Carta de Aceptación enviada por el Participante. Si la información no se encuentra debidamente consignada, procederá a devolver la información al Participante, haciéndole saber cual es el punto que deben corregir.

Al cierre del día **CAVALI** envía las cartas que corresponden a la Bolsa de Valores (Dirección de Mercados) adjuntando, a las mismas, los listados y el diskette, si fuera el caso, con la información recepcionada durante el día.

Asimismo, **CAVALI** remite la información en forma de listados al Emisor.

El Asistente en **CAVALI** ordena la información en orden de Sociedad Agente de Bolsa y en orden de fecha de recepción. Esta información debe estar separada en dos archivos diferentes, Físico y **CAVALI**, para permitir al operador del Area de Liquidaciones, liquidar las operaciones de adjudicación en forma correcta y ordenada.

DPTO. DE OPERACIONES DE MERCADEO

Durante los 4 últimos días de la Oferta el Operador de Compensación y Liquidación recibe la solicitud, de los Participantes, de retirar de la compensación operaciones con el fin da participar de la oferta. Se liquidan valores y se compensan fondos, dando disponibilidad a los compradores.

ULTIMO DÍA DE LA OFERTA

En el Departamento de Operaciones de Mercadeo, se realizan los traspasos de las acciones registradas en **CAVALI** y que pertenecían a Operaciones de Reporte, a la Cuenta Custodio Especial, luego de cumplir con las condiciones informadas a los participantes. Asimismo realiza el registro de los Títulos Físicos que se encontraban en operaciones de Reporte y han cumplido con las condiciones

CAVALI, luego de cerrar el ingreso de información diaria, procesará la información contenida en sus registros los cuales arrojarán los listados que serán entregados a Dirección de Mercados en la Bolsa de Valores, para su revisión.

ANEXO III

REPARTO DE DIVIDENDOS EN EFECTIVO, INTERESES, AMORTIZACION Y REDENCION DEL PRINCIPAL

Fecha de Corte, Registro y Entrega.-

Fecha de corte.- Ultimo día de negociación con derecho a suscripción de nuevos valores o algún otro derecho o beneficio a que se refiere la fecha de registro.

Fecha de Registro.- Fecha establecida por **EL EMISOR** para determinar a los titulares de los derechos o beneficios previamente acordados a ser entregados. No se aplica a Valores de Renta Fija.

Fecha de Entrega.- Fecha fijada por **EL EMISOR** como la fecha a partir de la cual pondrá a disposición de los titulares de las acciones, el derecho de suscripción de nuevos valores o algún otro derecho, Interés o beneficio previamente acordado.

Fecha de Vencimiento.- Fecha establecida por **EL EMISOR** para efectos del cálculo del interés y/o amortización a entregar.

I.- REPARTO DE BENEFICIOS EN EFECTIVO Y/O ENTREGA DE INTERESES EN EFECTIVO

Objetivo :Realizar la entrega de los Beneficios en Efectivo o de Intereses, según lo acordado por **EL EMISOR**, de acuerdo a lo previsto en la Resolución Conasev N° 145-98-EF/94.10 y en la Resolución N° 031-99-EF/94.10

Confirmación de saldos

1. Tratándose de dividendos, **EL EMISOR** confirmará en forma escrita a **CAVALI**, los factores exactos utilizados para el reparto del beneficio en efectivo, asimismo, el criterio de redondeo y el lugar de pago, al término de las 24 horas de haber recibido la carta de factor remitida por **CAVALI**.

2. Tratándose de intereses, **EL EMISOR** comunica a **CAVALI** oportunamente la tasa a utilizar para el pago de intereses correspondiente a cada titular.

3. Tratándose de intereses y dividendos, para efectos de la conciliación de LOS VALORES anotados en los registros de **CAVALI**, **EL EMISOR** por escrito confirmará los saldos o, de ser el caso, informará a **CAVALI** sobre las diferencias existentes con respecto a dichos saldos.

Dicha comunicación, para el caso de dividendos, deberá ser remitida a **CAVALI**, como máximo cinco (5) días útiles antes de la fecha de entrega. Tratándose de intereses dicha comunicación deberá ser remitida a más tardar un día antes de la fecha de pago.

4. **EL EMISOR** debe determinar, con arreglo a las disposiciones legales vigentes, el tratamiento a seguir en el caso de que resulten remanentes correspondientes a los titulares al aplicar el factor de canje o de distribución. Dicho tratamiento debe ser informado a **CAVALI** con diez (10) días calendario antes de la entrega.

Confirmación de Reparto

En caso, **EL EMISOR** opte por entregar los dividendos o intereses a través de **CAVALI** y luego de conciliar los registros, **EL EMISOR** recibirá la información acerca del reparto preliminar, la misma que será confirmada al termino de dos días útiles antes de la fecha de pago de los dividendos o un día antes del pago de intereses, según se trate.

5. Luego de confirmado el reparto preliminar por parte de **EL EMISOR,** en el día **CAVALI**, a fin hacer efectivo el pago de los intereses o dividendos según corresponda, le comunicará el monto a ser depositado en una determinada cuenta bancaria.

   Los Fondos correspondientes deben ser depositados de la siguiente manera:

   - Transferencia Interbancaria.- Con 24 horas de Anticipación a la Fecha de Entrega.
   - Cheque del mismo Banco.- Con 24 horas de Anticipación a la Fecha de Entrega.
   - Cheque de otro Banco.- Con 48 horas de anticipación.
   - En Efectivo o transferencia dentro de un mismo Banco.- con 24 horas de anticipación.

Toda demora en la entrega de fondos disponibles por parte de **EL EMISOR**, que retrase la entrega, es inmediatamente comunicada al mercado a través de una Circular a Participantes.

Asimismo, **CAVALI** devolverá a **EL EMISOR** los Cheques que al término de treinta días útiles no hallan sido recogidos y/o que sean devueltos por los participantes. Dicha comunicación será remitida en copia al representante de los obligacionistas de las emisiones o series, de ser el caso.

ANEXO IV

CAVALI EMISORAS

PRIMERA.- SERVICIO CAVALI EMISORAS

Las partes acuerdan que para la prestación del servicio denominado CAVALI EMISORAS, **CAVALI** conectará a **EL EMISOR**, a su computador central, a fin que este último acceda a través de terminarles a las opciones previstas en el Sub Anexo IV-A. La información a la que se tendrá acceso es sólo respecto de LOS VALORES.

Para tal efecto, **CAVALI** pondrá un conector en su computador central, a disposición de **EL EMISOR**, a través del cual éste podrá enlazarse a fin de acceder al servicio CAVALI EMISORAS en forma remota.

SEGUNDA.- ACCESO REMOTO

EL EMISOR es responsable de procurar, a su costo, el equipamiento e infraestructura de comunicaciones, lo cual incluye la respectiva licencia de uso de Sotfware emulador denominado "Reflection and Express Software", y lo que fuere necesario para el acceso al computador central de **CAVALI**, así como el mantenimiento y otros requerimientos para el adecuado funcionamiento del terminal.

Los requerimientos de equipamiento están descritos en el Sub Anexo IV-B (Equipamiento) que forma parte integrante del presente Contrato.

CAVALI, luego de instalado el servicio, capacitará a las personas que determine el departamento de valores de **EL EMISOR** mediante documento en comunicación de fecha cierta dirigida a la Gerencia de Operaciones. Cualquier capacitación adicional, será remunerada por **EL EMISOR**, de acuerdo al precio que pacten las partes, por escrito.

TERCERA.- CLAVES DE ACCESO

CAVALI entregará oportunamente con la debida reserva, las claves de acceso asignadas para poder acceder a CAVALI EMISORAS, tales como password y nombres de usuario, a las personas autorizadas por **EL EMISOR**, señaladas en el Anexo VI del Contrato.

Siendo el caso que el acceso al computador central de **CAVALI**, es para uso exclusivo de **EL EMISOR**, éste es responsable del correcto uso, custodia, seguridad, manejo y confidencialidad de sus claves de acceso.

En consecuencia, toda acción realizada haciendo uso de dicha clave de acceso, sin importar si es o no persona autorizada por **EL EMISOR**, será considerada sin excepción, como un acto realizado por **EL EMISOR**, siendo de su exclusiva responsabilidad las consecuencias que de ello se deriven.

El EMISOR es responsable exclusivo de la utilización de la información a la que tenga acceso a través y como consecuencia de su acceso a CAVALI EMISORAS. Es en especial, responsable de cualquier efecto derivado de actos y decisiones que realice o tome sobre la base de información recibida a través de dicho acceso.

El EMISOR deberá modificar periódicamente las claves de acceso desde sus propios equipos, en cualquier momento siendo de total responsabilidad de **EL EMISOR**, los daños y perjuicios propios y/o a terceros, que la inobservancia de esta obligación pudiera originar. Sin perjuicio de lo antes señalado, **EL EMISOR** podrá solicitar por escrito a **CAVALI**, con 24 horas de anticipación la modificación de sus claves de acceso, si ésta no pudiera realizarse desde sus propios equipos.

CUARTA.- INTANGIBILIDAD DE CAVALI EMISORAS

EL EMISOR declara conocer que el software CAVALI EMISORAS, no es de su propiedad, por lo que garantiza que no divulgará, distribuirá, traducirá, adaptará, reproducirá, alterará, modificará o variará, dicho software, siendo responsable frente al autor de la misma, por cualquier incumplimiento.

QUINTA.- RETRIBUCIÓN

Las partes acuerdan que, **EL EMISOR** pagará a **CAVALI**, durante los primeros quince (15) días calendarios posteriores a la emisión de la correspondiente factura, la retribución que oportunamente apruebe CONASEV por la prestación del servicio CAVALI EMISORAS. Dicha retribución se devengará desde la fecha en que **CAVALI** informe por escrito a **EL EMISOR** que el mismo se encuentra apto para el uso del servicio, documento que deberá ser insertado al presente documento formando parte integrante del mismo.

Al importe de la referida retribución se adicionará el Impuesto General a las Ventas (IGV) y cualquier otro impuesto por crearse, que grave la prestación del servicio objeto del presente Contrato, los cuales serán de cargo de **EL EMISOR**.

Sub-Anexo IV-A

OPCIONES DEL SISTEMA CAVALI EMISORES

1. **Informes de Transferencia**

a) Información de Transferencia de Operaciones Rueda/Reporte
b) Información de Transferencia de Operaciones Renta Fija
c) Información de Datos de Operaciones Rueda/Reporte
d) Información de Datos de Operaciones Renta Fija
e) Informe de Transferencia de Operaciones Modificadas Renta Fija
f) Informe de Transferencia de Operaciones Culminadas Reporte
g) Informe Mensual para SUNAT
h) Archivo de Intercambio Operaciones Rueda/Reporte
i) Archivo de Intercambio Datos Personales de Operaciones de Rueda/Reporte
j) Otros item's asociados :
- Archivo de intercambio de Datos Personales de Operaciones de Renta Fija
- Archivo de intercambio de Operaciones Modificadas Rueda/Reporte
- Archivo de intercambio de Operaciones Modificadas Renta Fija
- Archivo de intercambio Mensual SUNAT
- Listado de Operaciones de CPT-B A CPT-C
- Archivo de intercambio de CPT-B A CPT-C

2. **Consultas**

a) Movimientos y Saldos por Titular (fechas)
b) Datos de titulares y operaciones
c) Operaciones Liquidadas
d) Administración de Listados

3. **Relación de Titulares y Saldos en Caja**

a) Listado de titulares y saldos CAVALI
b) Listado de Stock Mensuales
c) Archivo Intercambio de Titulares y Saldos CAVALI
d) Archivo de Intercambio Stock Mensuales

4. **Procesos de Beneficios (LIB/DIV)**

a) Listado de Beneficios en acciones
b) Listado de Beneficios en efectivo
c) Archivo Intercambio de beneficios en acciones
d) Archivo Intercambio de Beneficios en efectivo

5. **Procesos Especiales**

a) Listado de fusión de valor
b) Listado de Cambio de Valor Nominal de Valores
c) Listado de exclusiones de Valores
d) Listado de Escisión de Valores
e) Archivo de Intercambio de fusiones
f) Archivo de Intercambio de Cambio de Valor Nominal
g) Archivo de Intercambio de Exclusión de Valor
h) Archivo de Intercambio de Escisión de Valores

6. Anotación en Cuenta Voluntaria

a) Registro Confirmación y Consulta de Anotación en Cuenta Voluntaria
b) Listado de Anotaciones en cuenta
c) Archivo de intercambio de anotaciones en cuenta

7. Reversión de Anotación

a) Consulta de reversión de Anotación en Cuenta Voluntaria
b) Listado de Reversión de Valor
c) Archivo de Intercambio de Extrabursátiles

8. Transferencias Extrabursátiles

a) Listados de Extrabursátiles
b) Archivo de Intercambio de Extrabursátiles

9. Transferencias Fuera de Bolsa

a) Listado de Operaciones fuera de Bolsa
b) Archivo de intercambio de operaciones fuera de bolsa

10. Títulos/Acciones Bloqueadas

a) Consulta de títulos físicos bloqueados
b) Consulta de bloqueo de acciones desmaterializadas
c) Listado de títulos bloqueados
d) Archivo de intercambio de títulos bloqueados
e) Listado de acciones desmaterializadas bloqueadas
f) Archivo de intercambio de acciones desmaterializadas bloqueadas

11. Utilitarios

a) Mail
b) Cambio de password
c) Administrador, Directorio, otros
d) Transferencia Masiva de Archivos
e) Administrador de Parámetros

12. Fin de Sesión

Sub- Anexo IV-B

EQUIPAMIENTO

REQUERIMIENTOS TECNICOS MINIMOS PARA LA IMPLEMENTACION DEL SISTEMA CAVALI	
REQUERIMIENTOS	**OBSERVACIONES**
PC 486 o posterior	
8 MB de memoria RAM	
Monitor a color VGA o posterior	
Windows 3.11 ó 95	SUPER VGA
Tarjeta de Red de 16 bit o 32 bit con sus respectivos drivers de fabricación.	
Linea Telefónica dedicada o conmutada (Se sugiere dedicada)	
50 MB de espacio libre en el disco duro	
Impresora paralela	

ANEXO V

RETRIBUCIONES

EL EMISOR pagará a CAVALI una remuneración de acuerdo a lo siguiente[2]:

No	Concepto	Monto
1.-	Inscripción de valores en el registro contable a solicitud del emisor	US$ 75.00
2.-	Registro de valores en el registro contable	US$ 0.80
3.-	Mantenimiento del valor e información a emisores a)Renta variable b)Instrumentos de deuda	 US$ 60.00* US$0.001%**

[2] Resolución CONASEV N°019-2000-EF/94.10
* Por emisión o clase
** Sobre el monto colocado con un mínimo de US$ 60.00 y un máximo de US$ 250.00

Anexo 5: Relación de accionistas que representan una participación superior al cinco por ciento (5%) del capital social, directores y plana gerencial de la Sociedad; así como de las personas jurídicas integrantes del grupo económico al que pertenece.

Telefónica

Lima, 14 de diciembre de 2000

Señores
Bolsa de Valores de Lima
Pasaje Acuña 106
Lima

Estimados señores:

De acuerdo con lo previsto en el literal j) del artículo 5 del Reglamento de Inscripción y Exclusión de Valores Mobiliarios en la Rueda de Bolsa de vuestra institución, aprobado mediante Resolución Conasev No. 125-98-EF/94.10, y a efectos de la inscripción de las acciones de TELEFÓNICA DATA PERÚ HOLDING S.A.A. (en adelante, la "Sociedad") en vuestro registro de valores, cumplimos con alcanzarles la relación de accionistas que representan una participación superior al cinco por ciento del capital social, de los directores y de la plana gerencial de la Sociedad; así como de las personas jurídicas integrantes de nuestro grupo económico.

1. **Accionistas que representan una participación superior al cinco por ciento del capital social**

El único accionista con participación mayor al cinco por ciento del capital de la Sociedad es TELEFONICA DEL PERU S.A.A.

2. **Directorio de la Sociedad**

Se encuentra conformado por los siguientes miembros:

Apellidos y Nombre(s)	Cargo	Documento de identificación
• Alfonso Bustamante y Bustamante	Director	DNI 30849678
• José Ramón Vela Martínez	Director	DNI 413568766
• Jesús Equiza Escudero	Director	Carné de extranjería N-97536

3. **Plana gerencial de la Sociedad**

Se encuentra conformada por las siguientes personas:

Apellidos y Nombre(s)	Cargo	Documento de identificación
• Jesús Equiza Escudero	Gerente General	Carné de extranjeria N-97536

Telefónica

4. **Personas jurídicas integrantes del grupo económico**

El grupo económico al que pertenece la Sociedad se encuentra conformado por las siguientes personas jurídicas:

- Telefónica del Perú S.A.A.
- Telefónica Móviles S.A.C.
- Telefónica Multimedia S.A.C.
- Telefónica Servicios Integrados S.A.C.
- Telefónica Servicios Internet del Perú S.A.C.
- Telefónica Servicios Financieros S.A.C.
- Transporte Urgente de Mensajería S.A.C.
- Telefónica Servicios Comerciales S.A.C.
- Telefónica Soluciones Globales Holding S.A.C.
- Telefónica Servicios Digitales S.A.C.
- Servicios Editoriales del Perú S.A.C.
- Zeleris Perú S.A.C.
- Telefónica Perú Holding S.A.C.

Sin otro particular, nos suscribimos de ustedes.

Atentamente,

Anexo 6: Información sobre grupos económicos a que se refieren los artículos 7 y 8 de la Resolución Conasev No. 722-97-EF, de acuerdo a los formatos indicados en los Anexos I y II de dicha resolución.

ANEXO I

LISTADO DE PERSONAS JURÍDICAS QUE CONFORMAN EL GRUPO ECONÓMICO

Razón Social	Inscripción en el RPMV
Telefónica del Perú S.A.A.	X
Telefónica Móviles S.A.C.	
Telefónica Multimedia S.A.C.	
Telefónica Servicios Integrados S.A.C.	
Telefónica Servicios Internet del Perú S.A.C.	
Telefónica Servicios Financieros S.A.C.	
Transporte Urgente de Mensajería S.A.C.	
Telefónica Servicios Comerciales S.A.C.	
Telefónica Soluciones Globales Holding S.A.C.	
Telefónica Servicios Digitales S.A.C.	
Servicios Editoriales del Perú S.A.C.	
Zeleris Perú S.A.C.	
Telefónica Perú Holding S.A.C.	

ANEXO II

INFORMACIÓN SOBRE LAS PERSONAS JURÍDICAS DEL GRUPO ECONÓMICO

Razón social		: **TELEFÓNICA DEL PERÚ S.A.A.**
1.-	CIIU	: 64207
2.-	R.U.C.	: 10001749
3.-	Dirección	: Av. Arequipa 1155, Santa Beatriz, Lima
4.-	Representante legal	: Vela Martinez José Ramón

5.- Accionistas con más del 5% del capital social :

- Telefónica, S.A.
- Telefónica Perú Holding S.A.C.
- Morgan Guaranty Trust of New York (depositario)

6.- Directorio

• Bustamante y Bustamante Alfonso	Presidente del Directorio	D.N.I. N° 30849678
• Viana-Baptista Antonio	Vice Presidente	Pasaporte N° E-009102
• Vela Martínez José Ramón	Director Gerente General	D.N.I. 41356876 E
• Aguirre Nogues Javier	Director titular	Pasaporte N° 9001110
• Benavides de la Quintana Alberto	Director titular	D.N.I. N° 07784590
• Colomer Guiu José Antonio	Director titular	Pasaporte N° 36914446
• Díaz Sánchez Jacinto	Director titular	Pasaporte N° 9201157
• Fournon González-Barcia Fernando	Director titular	Pasaporte N° RNE-VI94998-0
• Graña Miró Quesada José	Director titular	D.N.I. 08266298
• Hernández Garcia Rafael	Director titular	Pasaporte 9801692
• Jalilie Awapara Alfredo	Director titular	D.N.I. 07228265
• Normand Sparks Enrique	Director titular	D.N.I. 08235764
• Piazza Tangüis Walter	Director titular	D.N.I. 07854450
• De la Puente Wiese Gonzalo	Director titular	D.N.I. 08264410
• Rodríguez Mariátegui Proaño Luis	Director titular	D.N.I. 09144124
• Romero Seminario Dionisio	Director titular	D.N.I. 07274369
• Vilarrubí Carrió Carles	Director titular	Pasaporte N° 8002266351

ANEXO II

INFORMACIÓN SOBRE LAS PERSONAS JURÍDICAS DEL GRUPO ECONÓMICO

Razón social		: **TELEFÓNICA MÓVILES S.A.C.**
1.-	CIIU	: 64207
2.-	R.U.C.	: 42465356
3.-	Dirección	: Dean Valdivia 275, San Isidro
4.-	Representante legal	: Manzanares Gutiérrez José Javier

5.- Accionistas con más del 5% del capital social :

- Telefónica del Perú S.A.A.

6.- Directorio

• Bustamante y Bustamante Alfonso	Presidente del Directorio	D.N.I. 30849678
• Vela Martínez José Ramón	Director	D.N.I. 41356876 E
• Antúnez de Mayolo Morelli Santiago	Director	D.N.I. 08746612
• Reguero Naredo Javier	Director	C.E. N° N-87379
• Fernández Pollán Manuel	Director	D.N.I. 41356875 G
• Mendoza Canales Hugo	Director	L.E. 07854771
• Portocarrero Quevedo Oscar	Director	L.E. 08866447

7.- Gerente General:

- Manzanares Gutiérrez José Javier C.E. N° N-87013

ANEXO II

INFORMACIÓN SOBRE LAS PERSONAS JURÍDICAS DEL GRUPO ECONÓMICO

Razón social		: **TELEFÓNICA MULTIMEDIA S.A.C.**
1.-	CIIU	: 92136
2.-	R.U.C.	: 29000026
3.-	Dirección	: Av. Camino Real 390 Torre Central, Piso 11, San Isidro, Lima
4.-	Representante legal	: Duncan Cary-Barnard Michael

5.- Accionistas con más del 5% del capital social :

- Telefónica del Perú S.A.A.

6.- Directorio

• Bustamante y Bustamente Alfonso	Director	D.N.I. N° 30849678
• Vela Martinez José Ramón	Director	D.N.I. 41356876 E
• Reguero Naredo Javier	Director	C.E. N° N-87379
• Piña López Antonio	Director	Pasaporte N° 9500160
• Vilarrubi Carrió Carles	Director	Pasaporte 8002266351
• Antúnez de Mayolo Morelli Santiago	Director	D.N.I. 08746612

7.- Gerentes General:

- Duncan Cary-Barnard Michael L.E. N° 10803501

ANEXO II

INFORMACIÓN SOBRE LAS PERSONAS JURÍDICAS DEL GRUPO ECONÓMICO

Razón social		: **TELEFÓNICA SERVICIOS INTEGRADOS S.A.C.**
1.-	CIIU	: 64207
2.-	R.U.C.	: 30499743
3.-	Dirección	: Av. Camino Real 390 Torre Central Piso 11, San Isidro, Lima
4.-	Representante legal	: Equiza Escudero Jesús

5.- Accionistas con más del 5% del capital social :

- Telefónica del Perú S.A.A.

8.- Directorio

• Vela Martinez José Ramón	Director	D.N.I. 41356876 E
• Fernández Pollán Manuel	Director	D.N.I. 41356875 G
• Reguero Naredo Javier	Director	C.E. N° N-87379
• Pareja Pallarés Cristina	Director	C.E. N° N-90447

9.- Gerente General:

- Equiza Escudero Jesús C.E. N° N-97536

ANEXO II

INFORMACIÓN SOBRE LAS PERSONAS JURÍDICAS DEL GRUPO ECONÓMICO

Razón social	: **TELEFÓNICA SERVICIOS INTERNET DEL PERÚ S.A.C.**
1.- CIIU	: 64207
2.- R.U.C.	: 30753950
3.- Dirección	: Av. Camino Real 390 Torre Central, Piso 11, San Isidro, Lima
4.- Representante legal	: Pérez Benítez Germán

5.- Accionistas con más del 5% del capital social :

- Telefónica del Perú S.A.A.

6.- Directorio

• Vela Martínez José Ramón	Director	D.N.I. 41356876 E
• Fernández Pollán Manuel	Director	D.N.I. 41356875 G
• Villalobos Quintana Alfredo	Director	L.E. N° 07706450
• Reguero Naredo Javier	Director	C.E. N° N-87379
• Equiza Escudero Jesús	Director	C.E.N° N-97536

7.- Gerente General:

- Pérez Benítez Germán C.E. N° N-95692

ANEXO II

INFORMACIÓN SOBRE LAS PERSONAS JURÍDICAS DEL GRUPO ECONÓMICO

Razón social	: **TELEFÓNICA SERVICIOS FINANCIEROS S.A.C.**
1.- CIIU	: 64207
2.- R.U.C.	: 33346476
3.- Dirección	: Los Sauces 374, of. 1002, Torre Roja, San Isidro
4.- Representante legal	: Checa Gjurinovic Guillermo

5.- Accionistas con más del 5% del capital social :

- Telefónica del Perú S.A.A.

6.- Directorio

• Antúnez de Mayolo Morelli Santiago	Presidente del Directorio	D.N.I. 08746612
• Vela Martínez José Ramón	Director	D.N.I. 41356876 E
• Fernández Pollán Manuel	Director	D.N.I. 41356875 G
• Pareja Pallarés Cristina	Director	C.E. N° N-90447
• Equiza Escudero Jesús	Director	C.E. N° N-97536

7.- Gerente General:

- Checa Gjurinovic Guillermo L.E. N° 07886625

ANEXO II

INFORMACIÓN SOBRE LAS PERSONAS JURÍDICAS DEL GRUPO ECONÓMICO

Razón social	: **TRANSPORTE URGENTE DE MENSAJERÍA S.A.C.**
1.- CIIU	: 641105
2.- R.U.C.	: 38644572
3.- Dirección	: Av. Arequipa 4005, Miraflores
4.- Representante legal	: Martín Muñoz Francisco

5.- Accionistas con más del 5% del capital social :

- Telefónica del Perú S.A.A.

6.- Directorio

• Vela Martínez José Ramón	Director	D.N.I. 41356876 E
• Fernández Pollán Manuel	Director	D.N.I. 41356875 G
• Reguero Naredo Javier	Director	C.E. N° N-87379
• Mendoza Canales Hugo	Director	D.N.I 07854771
• Manzanares Gutiérrez José Javier	Director	C.E. N° N-87013
• García Vélez José Luis	Director	C.E. N° N-99623
• Equiza Escudero Jesús	Director	C.E. N° N-97536

7.- Gerente General:

- Martín Muñoz Francisco C.E. N° N-85213

ANEXO II

INFORMACIÓN SOBRE LAS PERSONAS JURÍDICAS DEL GRUPO ECONÓMICO

Razón social : **TELEFÓNICA SOLUCIONES GLOBALES HOLDING S.A.C.**

1.- CIIU : 67120

2.- R.U.C. : 46779139

3.- Dirección : Av. Arequipa 1155, Santa Beatriz, Lima

4.- Representante legal : Antúnez de Mayolo Morelli Santiago

5.- Accionistas con más del 5% del capital social :

- Telefónica del Perú S.A.A.

6.- Directorio

• Antúnez de Mayolo Morelli Santiago	Presidente Ejecutivo	D.N.I. 08746612
• Vela Martinez José Ramón	Director	D.N.I. 41356876 E
• Fernández Pollán Manuel	Director	D.N.I. 41356875 G
• Pareja Pallarés Cristina	Director	C.E. N° N-90447
• Equiza Escudero Jesús	Director	C.E. N° N-97536

7.- Presidente Ejecutivo:

- Antúnez de Mayolo Morelli Santiago D.N.I. 08746612

ANEXO II

INFORMACIÓN SOBRE LAS PERSONAS JURÍDICAS DEL GRUPO ECONÓMICO

Razón social		: **TELEFÓNICA SERVICIOS COMERCIALES S.A.C.**
1.-	CIIU	: 74996
2.-	R.U.C.	: 45994066
3.-	Dirección	: Av. Arequipa 1155, Santa Beatriz, Lima
4.-	Representante legal	: García Vélez José Luis

5.- Accionistas con más del 5% del capital social :

- Telefónica del Perú S.A.A.

6.- Directorio

- No ha sido designado

7.- Gerente General:

- García Vélez José Luis C.E. N° N-99623

ANEXO II

INFORMACIÓN SOBRE LAS PERSONAS JURÍDICAS DEL GRUPO ECONÓMICO

Razón social : **SERVICIOS EDITORIALES DEL PERÚ S.A.C.**

1.- CIIU : 22156

2.- R.U.C. : 47535557

3.- Dirección : Humberto Torres Matos N° 145, Magdalena.

4.- Representante legal : Tomatis Chiappe Bruno

5.- Accionistas con más del 5% del capital social :

- Telefónica del Perú S.A.A.

6.- Directorio

• Bustamante y Bustamante Alfonso	Director	D.N.I. 30849678
• Vela Martinez José Ramón	Director	D.N.I. 41356876 E
• Meier Cornejo Ludwig	Director	L.E. 07856491
• Maroto Sanz Joaquin	Director	C.E. N° N-101347
• Piña López Antonio	Director	Pasaporte N° 9500160
• Duncan Cary-Barnard Michael	Director	L.E. N° 10803501

7.- Gerente General:

- Tomatis Chiappe Bruno D.N.I. 0825374

ANEXO II

INFORMACIÓN SOBRE LAS PERSONAS JURÍDICAS DEL GRUPO ECONÓMICO

Razón social : **TELEFÓNICA SERVICIOS DIGITALES S.A.C.**

1.- CIIU : 74996

2.- R.U.C. : 46834097

3.- Dirección : Av. Primavera 653 San Borja, Lima

4.- Representante legal : Checa Gjurinovic Guillermo

5.- Accionistas con más del 5% del capital social :

- Telefónica del Perú S.A.A.
- Com S.A.

6.- Directorio

• Vela Martínez José Ramón	Director	D.N.I. 41356876 E
• Antúnez de Mayolo Morelli Santiago	Director	D.N.I. 08746612
• Equiza Escudero Jesús	Director	C.E. N° N-97536
• Schneider Shpilberg Ben	Director	D.N.I. 08219550
• Rodríguez Bustamante Julio Alfredo	Director	L.E. 07933913

7.- Gerente General:

- Checa Gjurinovic Guillermo L.E. N° 07886625

ANEXO II

INFORMACIÓN SOBRE LAS PERSONAS JURÍDICAS DEL GRUPO ECONÓMICO

Razón social	: **TELEFÓNICA PERÚ HOLDING S.A.C.**
1.- CIIU	: 749900
2.- R.U.C.	: 20571900
3.- Dirección	: Av. Arequipa 1155, piso 8, Santa Beatriz, Lima
4.- Representante legal	: Normand Sparks Enrique

5.- Accionistas con más del 5% del capital social :

- Telefónica Internacional S.A.

6.- Directorio

• Viana-Baptista Antonio	Director	Pasaporte N° E-009102
• Perea Saénz de Buruaga Juan	Director	Pasaporte N° 504097946
• Vela Martínez José Ramón	Director	D.N.I. 41356876 E
• Graña Miró Quesada José	Director	D.N.I. 08266298
• De la Puente Wiese Gonzalo	Director	D.N.I. 08264410

7.- Gerente General:

- Normand Sparks Enrique D.N.I. N° 08235764

ANEXO II

INFORMACIÓN SOBRE LAS PERSONAS JURÍDICAS DEL GRUPO ECONÓMICO

Razón social	: **ZELERIS PERÚ S.A.C.**
1.- CIIU	:
2.- R.U.C.	:
3.- Dirección	:
4.- Representante legal	: Hernández Garcia Rafael

5.- Accionistas con más del 5% del capital social :

- Telefónica Soluciones Globales Holding S.A.C.

6.- Directorio

• Hernández Garcia Rafael	Director	Pasaporte N° 9801692
• Mario Mendoza Canales Hugo	Director	D.N.I. 07854771
• Vila Boix Ángel	Director	Pasaporte N° 37371616C

7.- Gerente General:

- No ha sido designado

Anexo 7: Informe indicando los principales negocios de la Sociedad proyectos y otros aspectos de carácter relevante para los inversionistas.

Telefónica

Lima, 14 de diciembre de 2000

Señores
Bolsa de Valores de Lima
Pasaje Acuña 106
Lima

Estimados señores:

De acuerdo con lo estipulado en el literal l) del artículo 5 del Reglamento de Inscripción y Exclusión de Valores Mobiliarios en la Rueda de Bolsa de la Bolsa de Valores de Lima, aprobado mediante Resolución Conasev No. 125-98-EF/94.10, y a efectos de la inscripción de las acciones de TELEFÓNICA DATA PERU HOLDING S.A.A. en vuestro registro de valores, cumplimos con expresar los principales negocios y proyectos de dicha sociedad e información adicional que puede resultar relevante para los inversionistas.

Cabe destacar que la información contenida en el presente informe ha sido obtenida de los estatutos de la Sociedad y otros documentos internos de la misma.

INFORME SOBRE LOS PRINCIPALES NEGOCIOS DE TELEFÓNICA DATA PERU HOLDING S.A.A.

TELEFÓNICA DATA PERU HOLDING S.A.A., es una sociedad anónima abierta dedicada a prestar servicios de telecomunicaciones en general orientadas al segmento empresarial, pudiendo realizar las siguientes actividades:

- Prestar servicios de portador local y portador de larga distancia nacional e internacional;

- Prestar directa o indirectamente acceso a redes internet y a otras redes nacionales e internacionales, sin otra limitación que las que establezcan las disposiciones legales vigentes, así como cualquier otro servicio vinculado a la conmutación y transmisión de datos por paquetes y servicios multimedia; asimismo, podrá dedicarse a la comercialización de todo tipo de productos soportados en redes de telecomunicaciones y brindar servicios conexos con los de su objeto social; y

- Prestar directa o indirectamente servicios de asesoría y consultoría en sistemas de información y telecomunicaciones, servicios de desarrollo y explotación de sistemas de información y de telecomunicaciones y servicios de procesamiento automático de datos; así como identificar, promover y desarrollar proyectos que generen valor agregado para las telecomunicaciones. Estos servicios podrán incluir la provisión, instalación, mantenimiento y operación de sistemas de telecomunicaciones y cómputo en el sentido más amplio, constituidos por elementos de hardware como de software, los que podrán ser propios o de terceros.

Finalmente, debemos indicar que a la fecha, no existen dividendos, u otros beneficios pendiente de entrega.

Sin otro particular, nos suscribimos de ustedes.

Atentamente,

Anexo 8: Modelo del valor.

Telefónica

TELEFONICA DATA PERU HOLDING S.A.A.

Constituida por escritura pública de 17 de noviembre de 2000 ante el Notario Público doctor Jaime A. Murguía Cavero.
La Sociedad se encuentra inscrita en la partida 11235480 del Registro de Personas Jurídicas de la Oficina Registral de Lima y Callao
Domicilio Ciudad de Lima - Duración indeterminada

CAPITAL SOCIAL S/.________________

CERTIFICADO DE ACCION COMUN CLASE "___"

POR __________________ ACCIONES CERTIFICADO N° _______

LIMA, ___ DE ____________ DE ______

TELEFONICA DATA PERU HOLDING S.A.A.

RECONOCE A FAVOR DE

LA PROPIEDAD DE

ACCIONES COMUNES DE LA CLASE "____" VALOR NOMINAL S/. ____
CADA UNA, INTEGRAMENTE SUSCRITAS Y TOTALMENTE PAGADAS

PRESIDENTE DEL DIRECTORIO

GERENTE GENERAL

Anexo 9: Declaración de que los valores a ser listados se encuentran libres de todo gravamen.

DECLARACIÓN JURADA

Lima, 28 de noviembre de 2000

Señores
CAVALI I.C.L.V.S.A.
Presente.-

Estimado señores:

Actualmente Telefónica Data Perú Holding S.A.A se encuentra tramitando la suscripción del Contrato de Servicios de Inscripción de Valores con Cavali I.C.L.V. S.A., a efectos de listar las acciones de la sociedad en la Bolsa de Valores de Lima.

Por medio de la presente y de conformidad con lo establecido en el Anexo 1-A de dicho contrato, manifestamos que a la fecha de la presente, no se encuentran anotados en la matrícula de acciones de la sociedad la constitución de derechos o gravámenes que afecten las acciones materia del listado.

Sin otro particular,

Jesús Equiza Escudero
Gerente General
Telefónica Data Perú Holding S.A.A.

Anexo 10: Copia del Registro Unico de Contribuyente de la Sociedad.

SUNAT
SUPERINTENDENCIA NACIONAL DE ADMINISTRACION TRIBUTARIA
1/1

CLAVE: 050016705

FORMULARIO 2216
COMPROBANTE DE INFORMACION REGISTRADA

LOTE : 106607

FOLIO : 6

A partir del 01/01/2001 su numero de RUC sera: 20500498340

RUC : 50069834

I N F O R M A C I O N   G E N E R A L

FECHA DE INSCRIPCION: 06/12/2000

APELL.Y NOMBRES O RAZ.SOCIAL: TELEFONICA DATA PERU HOLDING S.A.A.

DEPENDENCIA : 0023-I.R.LIMA-MEPECO

ESTADO DEL CONTRIBUYENTE : ACTIVO

CONDICION DOMICILIO : PENDIENTE

CATEGORIA : RESTO

FECHA DE BAJA : -

D A T O S   D E L   C O N T R I B U Y E N T E

TIPO DE CONTRIBUYENTE: 38-SOCIEDAD ANONIMA ABIERTA   CARNET PATRONAL IPSS: -   LIC.MUNICIPAL: -

NOMBRE COMERCIAL: -   NUMERO DE FAX: -   TELEFONOS: 2101269-- -

ACT.ECONOMICA PRINCIPAL: 64207-TELECOMUNICACIONES   FECHA DE INICIO DE ACTIVIDADES: 06/12/2000

SISTEMA DE EMISION DE COMPROBANTES DE PAGO: MANUAL/COMPUTARIZADO   SISTEMA DE CONTABILIDAD: COMPUTARIZADO

ACTIVIDAD DE COMERCIO EXTERIOR: SIN ACTIVIDAD   LIBRETA TRIBUTARIA: -

CODIGO DE PROFESION U OFICIO: - -

MONEDA EXTRANJERA: NO DECLARA EN MONEDA EXTRANJERA   TIPO MONEDA EXTRANJERA: -

D O M I C I L I O   F I S C A L

DEPARTAMENTO: LIMA   PROVINCIA: LIMA   DISTRITO: LIMA

TIPO Y NOMBRE DE LA ZONA: URB. SANTA BEATRIZ   TIPO Y NOMBRE DE LA VIA: AV. AREQUIPA   NRO/KM/MZ:1155

INT/DPTO/LOTE: -   OTRAS REFERENCIAS: -   APARTADO POSTAL: -

D A T O S   D E   L A   E M P R E S A

FECHA INSCRIPCION RR.PP.:04/12/2000 TOMO/FICHA: 11235480 FOLIO: -   ASIENTO: -   ORIGEN DE LA ENTIDAD: 1-NACIONAL

R E G I S T R O   D E   T R I B U T O S   A F E C T O S

T R I B U T O	AFECTO DESDE	B E N E F I C I O S CONVENIO	DESDE	HASTA	BASE LEGAL
IGV - OPER. INT. - CTA. PROPIA	06/12/2000				
RENTA-3RA. CATEGOR.-CTA. PROPIA	06/12/2000				

R E P R E S E N T A N T E S   L E G A L E S

TIPO Y NUMERO DE DOCUMENTO	APELLIDOS Y NOMBRES	FECHA DE NACIMIENTO	CARGO	FECHA DESDE
CARNET EXT. N-97536	EGUIZA ESCUDERO. JESUS	15/01/1954	GERENTE GENERAL	17/11/2000

CONTRIBUYENTE. REPRESENTANTE LEGAL O PERSONA AUTORIZADA   FECHA: 06/12/2000 DEPENDENCIA SUNAT   FECHA: 06/12/2000

DECLARO BAJO JURAMENTO QUE LOS DATOS REGISTRADOS EXPRESAN LA VERDAD

S U N A T
INTENDENCIA REGIONAL LIMA
División de Recaudación
SECCION REGISTRO
14 06 DIC. 2000 14
R E C I B I D O
Firma: ...... Hora: ......

APELLIDOS Y NOMBRES   FIRMA   TIPO Y NRO. DE DOCUMENTO   SELLO Y FIRMA DEL RESPONSABLE

Resolución Gerencial
Nº 002-2001-EF/94.45

Lima, 12 de enero de 2001

VISTOS:

El Expediente N° 2000/00597, así como el Informe N° 002-2001-EF/94.45.2 de fecha 12 de enero de 2001, de la Gerencia de Mercados y Emisores.

CONSIDERANDO:

Que, mediante Escritura Pública de fecha 17 de noviembre de 2000, extendida ante Notario Público de Lima doctor Jaime Alejandro Murguía Cavero, se constituye la empresa TELEFÓNICA DATA PERÚ S.A.A. (antes Telefónica Data Perú Holding S.A.A.);

Que, de acuerdo al artículo 5° del Estatuto Social de TELEFÓNICA DATA PERÚ S.A.A., el capital social es de un mil y 00/100 Nuevos Soles (S/.1 000,00) representado por mil (1000) acciones nominativas de un y 00/100 Nuevos Soles (S/. 1,00) cada una, íntegramente suscritas y pagadas, y que corresponde en su totalidad a las acciones clase "B";

Que, asimismo, conforme al artículo 5° del Estatuto Social TELEFÓNICA DATA PERÚ S.A.A., el primer aumento de capital social determina la obligación de la sociedad de emitir acciones clases "A-1" y "C";

Que, la Primera Cláusula Adicional del Estatuto Social de TELEFÓNICA DATA PERÚ S.A.A., y conforme a lo dispuesto en los artículos 252° de la Ley General de Sociedades, Ley N° 26887 y 26° de la Ley del Mercado de Valores, Decreto Legislativo N° 861, se acuerda inscribir todas las acciones de la sociedad, incluso las acciones clases "A-1" y "C" que se emitan como consecuencia del primer aumento de capital social, en el Registro de Valores de la Bolsa de Valores de Lima y en el Registro Público del Mercado de Valores;

Que, mediante escrito remitido con fecha 19 de diciembre de 2000, TELEFÓNICA DATA PERÚ S.A.A., solicitó a la Bolsa de Valores de Lima la inscripción en el Registro de Valores de la Bolsa de Valores de Lima, y en el Registro Público del Mercado de Valores, de sus acciones representativas del capital social clase "B", así como la inscripción de las acciones clases "A-1" y "C", a emitirse obligatoriamente producto de un primer aumento de capital;

Que, la Bolsa de Valores de Lima, mediante Carta GL-967/00, presentada con fecha 28 de diciembre de 2000, comunicó a CONASEV su decisión de admitir el listado de las acciones representativas del capital social de TELEFÓNICA DATA PERÚ S.A.A., elevando el expediente respectivo para los fines correspondientes;

Que, posteriormente mediante escrito remitido con fecha 11 de enero de 2001, TELEFÓNICA DATA PERÚ S.A.A. remite, entre otros, la información actualizada relativa a su grupo económico, solicitada por la Gerencia de Mercados y Emisores mediante Oficio Nº 114-2001-EF/94.45, cumpliendo con lo requerido;

Que, mediante Junta General de Accionistas de las empresas Telefónica del Perú S.A.A., TELEFÓNICA DATA PERÚ S.A.A., y Telefónica Móviles Perú Holding S.A.A., de fecha 26 de diciembre de 2000, se aprobó el Proyecto de Reorganización Múltiple, de modo que la asignación al capital social de TELEFÓNICA DATA PERÚ S.A.A. que resulta de la excorporación del bloque patrimonial correspondiente al negocio de data en Telefónica del Perú S.A.A. ascenderá a veinticinco millones quinientos veintisiete mil doscientos noventicinco y 00/100 Nuevos Soles (S/.25 527 295,00), en tanto que la asignación al capital social de Telefónica Móviles Perú Holding S.A.A. que resulta de la excorporación del bloque patrimonial correspondiente a las inversiones en Telefónica Móviles S.A.C. ascenderá a trescientos cincuentiséis millones ochocientos veinticinco mil cuarentinueve y 00/100 Nuevos Soles (S/.356 825 049,00);

Que, conforme al acuerdo de Junta General de Accionistas de TELEFÓNICA DATA PERÚ S.A.A., mencionado en el considerando anterior, el capital social de la empresa aumentará a veinticinco millones quinientos veintisiete mil doscientos noventicinco y 00/100 Nuevos Soles (S/.25 527 295,00) representado por veinticinco millones quinientos veintisiete mil doscientos noventicinco (25 527 295) acciones, íntegramente suscritas y totalmente pagadas, representadas a través de acciones clases "A-1", "B" y "C";

Que, de acuerdo al artículo 5º del Reglamento de Inscripción y Exclusión de Valores Mobiliarios en la Rueda de Bolsa de la Bolsa de Valores de Lima, aprobado mediante Resolución CONASEV Nº 125-98-EF/94.10, en tanto no se presente la escritura pública del primer aumento de capital de TELEFÓNICA DATA PERÚ S.A.A. a la Bolsa de Valores de Lima y a CONASEV, sólo será factible la inscripción de las acciones representativas del capital social clase "B" de TELEFÓNICA DATA PERÚ S.A.A. en el Registro de Valores de la Bolsa de Valores de Lima y en el Registro Público del Mercado de Valores;

Que, sin embargo, es posible disponer la inscripción en el Registro de Valores de la Bolsa de Valores de Lima y en el Registro Público del Mercado de Valores, de las acciones representativas del capital social clases "A-1" y "C" de TELEFÓNICA DATA PERÚ S.A.A., condicionada a la presentación, a la Bolsa de Valores de Lima y a CONASEV, de la copia simple de la escritura pública mediante la cual se aprueba el Proyecto de Reorganización Múltiple y el aumento del Capital Social;

Que, la solicitud de inscripción se efectúa de conformidad con lo dispuesto en el Reglamento de Inscripción y Exclusión de Valores Mobiliarios en la Rueda de Bolsa de la Bolsa de Valores de Lima, a lo señalado en el artículo 252º de la Ley General de Sociedades, Ley Nº 26887, y el artículo 26º de la Ley del Mercado de Valores, Decreto Legislativo Nº 861;

Estando a lo dispuesto por el artículo 16 del Reglamento del Registro Público del Mercado de Valores, aprobado por Resolución CONASEV Nº 079-97-EF/94.10 y a lo acordado por el Directorio de esta Comisión Nacional con fecha 18 de diciembre de 2000 que faculta a la Gerencia de Mercados y Emisores disponer la inscripción de los valores mobiliarios, previamente emitidos y que serán negociados en mecanismos centralizados de negociación, en el Registro Público del Mercado de Valores.

República del Perú

Resolución Gerencial
Nº 002-2001-EF/94.45

SE RESUELVE:

Artículo 1º.- Pronunciarse a favor del listado de las acciones representativas del capital social clase "B" emitidas por la TELEFÓNICA DATA PERÚ S.A.A., en el Registro de Valores de la Bolsa de Valores de Lima.

Artículo 2º.- Inscribir en el Registro Público del Mercado de Valores las acciones representativas del capital social clase "B" emitidas por la TELEFÓNICA DATA PERÚ S.A.A.

Artículo 3º.- Pronunciarse favorablemente por la inscripción de las acciones representativas del capital social clases "A-1" y "C" de TELEFÓNICA DATA PERÚ S.A.A. en el Registro de Valores de la Bolsa de Valores de Lima, así como disponer su inscripción en el Registro Público del Mercado de Valores, una vez presentada a la Bolsa de Valores de Lima y a CONASEV, la copia simple de la escritura pública mediante la cual se aprueba el Proyecto de Reorganización Múltiple y el aumento del Capital Social de dicha sociedad.

Dicha presentación debe ser comunicada al mercado por TELEFÓNICA DATA PERÚ S.A.A. en calidad de Hecho de Importancia.

Artículo 4º.- Transcribir la presente Resolución a TELEFÓNICA DATA PERÚ S.A.A., a la Bolsa de Valores de Lima y a CAVALI ICLV S.A.

Regístrese, comuníquese y publíquese.

Francisco Cruzado Coca
Gerente de Mercados y Emisores

COPIA FIEL DEL ORIGINAL